## 82- SUBMISSIONS FACING SHEET

*04054198*

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME _Tridelta plc_

*CURRENT ADDRESS _21 Quinsboro Rd_
_Bray Co. Wicklow_
_Iceland_

**FORMER NAME _____

**NEW ADDRESS _____

PROCESSED
JAN 2 6 2005
THOMSON
FINANCIAL

FILE NO. 82- _34853_        FISCAL YEAR _____

* Complete for initial submissions only ** Please note name and address changes

### INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B   (INITIAL FILING)   ☐        AR/S   (ANNUAL REPORT)   ☐

12G32BR   (REINSTATEMENT)    ☐        SUPPL   (OTHER)          ☑

DEF 14A   (PROXY)            ☐

OICF/BY: _____

DATE : _1/26/05_

82-34853

# TRIDELTA PLC

# EXHIBIT A

# SHAREHOLDER LIST

# TRIDELTA PLC - SHAREHOLDER LIST

| Existing Shareholders | No Shares |
|---|---|
| Brian Hett | 650,410 |
| Kieran Walshe | 580,010 |
| Paul Torgerson | 64,410 |
| Gillian Torgerson | 24,010 |
| Michelle Hett | 650,410 |
| Steve Tee | 66,010 |
| John Garvican | 7,210 |
| Enterprise 2000 | 372,800 |
| Enterprise Ireland | 372,800 |
| Campus Company | 909,355 |
| Trinity | 75,824 |
| DSCF | 257,105 |
| David Torgerson | 2,000 |
| Carole Torgerson | 2,000 |
| Bryan Peasgood | 4,000 |
| Joan Peasgood | 4,000 |
| J.Daly | 56,714 |
| Ian Templeton | 56,714 |
| Graham Batch | 6,700 |
| Alan Thompson | 6,700 |
| PIG | 50,000 |
| Douglas Hutchison | 10,000 |
| John Nagle | 10,000 |
| Paul Torgerson | 7,000 |
| Ciaran Hanrahan | 15,000 |
| * Dean Broich | 25,189 |
| * Dean Broich | 4,372 |
| * Kenneth Broich | 5,102 |
| * Joseph Kubat | 14,573 |
| * Adam Broich | 5,102 |
| * Tom Mc Donald | 20,151 |
| * Annika Weber | 20,151 |
| Biognosis | 5,000 |
| Campus Capital | 36264 |
| Molesworth Fund | 39286 |
| Trinity | 3022 |
| Hoodless | 1,130,799 |
| | 5,570,193 |

* US resident

# TRIDELTA PLC

# EXHIBIT T

# FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2003

**Tridelta plc**

**Directors' Report and Financial Statements**

**Year ended 31 December 2003**

**Tridelta plc**

## CONTENTS

|  | Page |
|---|---|
| CHAIRMAN'S STATEMENT | 2 |
| DIRECTORS AND OTHER INFORMATION | 3 |
| DIRECTORS' REPORT | 4 - 6 |
| INDEPENDENT AUDITORS' REPORT | 7 - 8 |
| CONSOLIDATED PROFIT AND LOSS ACCOUNT | 9 |
| CONSOLIDATED BALANCE SHEET | 10 |
| COMPANY BALANCE SHEET | 11 |
| CONSOLIDATED CASH FLOW STATEMENT | 12 |
| NOTES TO THE FINANCIAL STATEMENTS | 13 - 22 |

**Tridelta plc**

## CHAIRMAN'S STATEMENT

The year 2003 has been a significant year for The Tridelta group. The Company completed its Initial Public Offering on the OFEX market and 2003 represented the first full year of group's (including Tridelta Development Ltd) activities.

The full year result for 2003 shows a turnover of €595,231 which represents an increase of 23.5% (over 2002 revenue for Tridelta Development Ltd).   At the time of publishing our prospectus we had anticipated that the additional funding would allow us to further increase sales in 2003.  There was however a delay in receiving the funding thereby preventing us putting the funds to work in time to see the benefits in 2003. However, I am pleased to say that the increase in sales has began to come through in early 2004 with sales at the end of April 2004 showing a 50% growth over the same period for 2003.  Anticipating this delay in development of additional sales in 2003, the Group undertook a programme of prudent cost control measures resulting in the loss for the year being €382,491 (2002: €308,839, Tridelta Development Ltd); less than 20% over what was projected, which, I believe, highlights one of the company's strengths; good understanding and control over expenditure.

### Acute Phase Proteins
The sales of Acute Phase Protein assays continue to grow strongly, both with our own label product and through our successful Own Label Agreement with Biosource Inc in the US.

### Mastitis
The Company continues to develop the mastitis application of its proprietary MAA protein, and has teamed up with Milk Testing Ltd to launch the first of its planned line of mastitis detection tests that can be used in milking parlours on the farm, utilising a novel sampling and testing system developed by Milk Testing Ltd. This system was displayed for the first time at the Royal Association of British Dairy Farmers, Dairy Event at the National Agricultural Centre, and Stoneleigh Park in September 2003. Work also continues in the development of an on line system with another of the company's partners Sensortec, with initial trial results looking very promising.

### Animal Welfare
The development of the application has been disappointing. Although the Company continues to work with Marks & Spencer plc on developing the protocol for application on the farm, establishing the trial protocol which will be required in order to begin large scale commercial development of testing in this area, is taking longer than anticipated.

### SCIL
The Company has delivered the first batch of kits to SCIL in Germany in the early part of 2004 as part of our on going development agreement. Although the launch of the SCIL Vetlab instrument has been delayed until 2005, Tridelta has developed a range of kits which can be used on existing instrumentation which SCIL will begin marketing in 2004.

One of the major advantages of being a publicly traded Company is the increased ability to expand the Company by acquiring other companies or products. Through careful planning the Company has established an aggressive plan for significant additional expansion of  Tridelta by a programme of acquisition. The first step in this plan was raising an additional £236,000 which was completed in February 2004. These additional funds will give the Company increased working capital and allow the company to investigate potential acquisition targets.

I am pleased to inform you that since raising these additional funds the Company has successfully identified three potential acquisition targets and I hope in the very near future to be able to give you more details on these targets. However, I can tell you that if we move to the next step of this acquisition strategy, the Company will need to raise additional funds this will be undertaken alongside a possible move to the AIM market.

On behalf of the Board of Directors we thank our shareholders for the confidence and trust they have placed in us.


Sean Henneberry
Chairman
Tridelta plc

21 May 2004

**DIRECTORS AND OTHER INFORMATION**

3

**Directors**

Kieran Walshe
Brian Hett
Paul Torgerson
Brian Flavin
Sean Henneberry

**Bankers**

Bank of Ireland
Bray
Co. Wicklow
Ireland

**Secretary**

Brian Hett

**Business Address**

21 Quinsboro Road
Bray
Co. Wicklow
Ireland

**Company number:** 357237

**Registered office**

21 Quinsboro Road
Bray
Co. Wicklow
Ireland

**Auditors**

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
Wilton Place
Dublin 2
Ireland

## DIRECTORS' REPORT

The directors present their report and financial statements for the year ended 31 December 2003.

**Principal activities and review of the business**
The principal activity of the company is the manufacture of animal diagnostic kits.

The results for the year and the financial position at the year end were considered satisfactory by the directors who expect continued growth in the foreseeable future.

**Results and dividends**
The results for the year are set out on page 9.

|  | € |
|---|---|
| Loss before taxation for the year | (382,491) |
| Taxation | - |
| Retained loss for the year | (382,491) |

**Post balance sheet events**
Subsequent to the year end, the company raised additional funds by the issue of 393,334 shares at Stg£0.60 each.

**Directors**
The following directors have held office since 23 May 2002:

Kieran Walshe
Brian Hett
Paul Torgerson
Brian Flavin
Sean Henneberry

**Directors' interests**
The directors' beneficial interests in the shares of the company were as stated below:

|  | Common stock (a) | | Options (b) | |
|---|---|---|---|---|
|  | 2003 | 2002 | 2003 | 2002 |
| Interests in Tridelta Plc: |  |  |  |  |
| Brian Hett | 1,300,820 | 1,300,820 | 35,000 | - |
| Paul Torgeson | 73,410 | 73,410 | 43,358 | 43,358 |
| Kieran Walshe | 580,010 | 580,010 | 130,977 | 95,977 |
| Brian Flavin | - | - | - | - |
| Sean Henneberry | 37,962 | 37,962 | 118,809 | 118,809 |

**Substantial shareholders**
Other than the interests of the directors disclosed above, the following are the interests of individual or individuals acting together which at 21 May 2004 exceed 3% of the share capital of the company:

Interests in Tridelta Plc:

|  | Ordinary Shares |
|---|---|
| Enterprise Ireland | 372,800 |
| Campus Venture Capital Fund | 1,012,702 |
| Enterprise 2000 Fund Ltd | 372,800 |

4

## DIRECTORS' REPORT - continued

### Safety, health and welfare of employees
The directors are aware of their obligations under the Safety, Health and Welfare at Work Act 1989, and are satisfied that the company adheres to the requirements.

### Corporate governance
The Combined Code which sets out Principles of Good Governance and a Code of Best Practice was derived by the Committee on Corporate Governance from the Committee's Final Report and from the Cadbury and Greenbury Reports.

### Board of Directors
The board of directors currently comprises 3 non-executive directors and 2 executive directors and meets on a regular basis throughout the year. Meetings are held at 21 Quinsboro Road, Bray, Co. Wicklow address. The agreed list of matters which the board has formally reserved to itself for decision making include overall group strategy, acquisition and divestment policy, approval of major capital investment and group funding and treasury policy. It also reviews the strategic direction of the group's operations and monitors performance against agreed objectives.

Full board papers are sent to each director in sufficient time before board meetings and all supporting papers and information are readily available to all directors on request. The board papers include the minutes of all committees of the board which have been held since the previous board meeting.

All directors have direct access to the advice and services of the company secretary, who is responsible for ensuring that board procedures are followed and that applicable rules and regulations are complied with. There is also an agreed procedure for the directors to take independent professional advice as necessary in the furtherance of their duties. All directors who are appointed receive a full introduction to the group and its operations and training will be provided on request.

The roles of Chairman and Chief Executive are separated. The non-executive directors are independent of management and have no material interest save as disclosed or other business relationship with the group. All directors bring an independent judgement to bear on issues of strategy, performance and standards of conduct. To ensure transparency in this area, the board has requested the company secretary to maintain a register of any conflicts of interest declared by the directors. The chairman is non-executive.

The board delegates certain responsibilities to specific committees, as described below.

### Audit committee
The company has established an audit committee which consists of independent non-executive directors. The committee has written terms of reference which deal with its authority and duties. The committee meets once a year.

### Remuneration committee
The company has established a remuneration committee which consists of independent non-executive directors. The committee has written terms of reference which deal with its authority and duties. The committee meets once a year.

### Nomination committee
At present, as the board of directors is small, no formal nomination committee has been established. The authority to nominate new directors for appointment vests in the board of directors.

## DIRECTORS' REPORT - continued

### Shareholders

The company is fully conscious of the need for communication with shareholders and welcomes their participation at general meetings. The company has developed an active website for information purposes. Representatives of the board and the chairmen of the various sub-committees attend the Annual General Meeting and are available to answer questions. Separate resolutions are proposed at the Annual General Meeting on each substantially separate issue including a resolution to receive and consider the Annual Report and Accounts. Notice of the Annual General Meeting together with the Annual Report are sent to the shareholders at least 21 working days before the meeting and details of proxy votes for and against each resolution are announced after the result of hand votes.

### Compliance

The board has considered its policies in relation to corporate governance in the light of the recommendations contained in the Combined Code, and the Board is confident it complies with the Combined Code except for the following:

- As the board is small at present, a specific nomination committee has not been appointed. This matter is under continuous review.
- Details of directors' remuneration are set out in accordance with the Irish Companies Acts, 1963 to 2003.
- Share option arrangements are in place between the Company and certain non-executive directors. These arrangements reflect the high level of commitment and support given by them.

### Internal control

The directors have overall responsibility for the group's system of internal control and have delegated responsibility for the implementation of the system of interest control to executive management. This system includes financial controls which enable the board to meet its responsibility for the integrity and accuracy of the group's accounting records. The group is currently formalising a system of internal control which is designed to provide reasonable, through not absolute, assurance that the assets are safeguarded, transactions authorised and recorded properly and that any material errors or irregularities can be prevented or detected within a reasonable timeframe.

The key procedures established by the directors to date with a view to providing effective internal financial control include the following:

- the organisation structure has clearly defined lines of authority;
- there is a formal schedule of matters reserved for the board as discussed above;
- an ongoing policy of the recruitment of quality and experience personnel;

### Auditors

In accordance with the Companies Act 1963, section 160 (2), continue in office as auditors of the company.

### Statement of director's responsibilities

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. In preparing those financial statements, the directors are required to;

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are responsible and prudent;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper books of account which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements comply with the Companies Acts, 1963 to 2003. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

### By order of the board

Brian Hett

Kieran Walshe

21 May 2004



PricewateruseCoopers
Wilton Place
Dublin 2
Telephone +353 (0) 1 678 9999
Facsimile +353 (0) 1 662 6200
I.D.E. Box No. 137
Internet www.pwc.com/ie

## Independent auditors' report to the shareholders of Tridelta plc

We have audited the financial statements on pages 9 to 22.

### Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the directors' report and the financial statements in accordance with applicable Irish law and accounting standards generally accepted in Ireland are set out on page 6 in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and auditing standards issued by the Auditing Practices Board applicable in Ireland. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 193 of the Companies Act 1990 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with Irish statute comprising the Companies Acts, 1963 to 2003, and the European Communities (Companies: Group Accounts) Regulations, 1992. We state whether we have obtained all the information and explanations we consider necessary for the purposes of our audit and whether the financial statements are in agreement with the books of account. We also report to you our opinion as to:

- whether the company has kept proper books of account;
- whether the directors' report is consistent with the financial statements; and
- whether at the balance sheet date there existed a financial situation which may require the company to convene an extraordinary general meeting; such a financial situation may exist if the net assets of the company, as stated in the balance sheet, are not more than half of its called-up share capital.

We also report to you if, in our opinion, information specified by law or the rules of OFEX regarding directors' remuneration and transactions is not disclosed.

We are not required to form an opinion on the effectiveness of the company's or the group's corporate governance or internal controls.

### Basis of audit opinion
We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Chartered Accountants



**Independent auditors' report - continued**

**Opinion**

In our opinion the financial statements give a true and fair view of the state of the company's affairs as at 31 December 2003 and of its loss and cash flows for the year then ended and have been properly prepared in accordance with the Companies Acts, 1963 to 2003, and the European Communities (Companies: Group Accounts) Regulations, 1992.

We have obtained all the information and explanations we consider necessary for the purposes of our audit. In our opinion proper books of account have been kept by the company and the group. The financial statements are in agreement with the books of account.

In our opinion the information given in the directors' report is consistent with the financial statements.

The net assets of the company, as stated in the balance sheet, are not less than half of the amount of its called up share capital and, in our opinion, on that basis there did not exist at 31 December 2003 a financial situation which, under section 40 (1) of the Companies (Amendment) Act 1983, may require the convening of an extraordinary general meeting of the company.

**PricewaterhouseCoopers**
**Chartered Accountants and Registered Auditors**
**Dublin**

**25 May 2004**

**Tridelta plc**

CONSOLIDATED PROFIT AND LOSS ACCOUNT
Year ended 31 December 2003

|  | Notes | Year ended 31 December 2003 € | Period ended 31 December 2002 € |
|---|---|---|---|
| **Turnover** | 2 | 595,231 | 104,818 |
| Cost of sales |  | (193,512) | (58,751) |
| **Gross profit** |  | 401,719 | 46,067 |
| Administrative expenses |  | (806,424) | (160,356) |
| Amortisation of goodwill |  | (19,990) | (4,601) |
| Other operating income |  | 45,000 | - |
| **Operating loss** | 3 | (379,695) | (118,890) |
| Interest payable and similar charges | 4 | (2,796) | (1,569) |
| **Loss on ordinary activities before taxation** |  | (382,491) | (120,459) |
| Tax on loss on ordinary activities | 5 | - | - |
| **Loss on ordinary activities after taxation** |  | (382,491) | (120,459) |
| **Retained loss for the year** |  | (382,491) | (120,459) |
| Retained loss brought forward |  | (120,459) | - |
| **Retained loss carried forward** | 15 | (502,950) | (120,459) |
| **Earnings per share** | 26 | (€0.08) | (€0.07) |

The profit and loss account has been prepared on the basis that all operations are continuing operations.

There are no recognised gains and losses other than those passing through the profit and loss account, therefore, no separate statement of total recognised gains and losses has been prepared.

**Approved**

Brian Hett

Kieran Walshe

21 May 2004

**Tridelta plc**

## CONSOLIDATED BALANCE SHEET
### As at 31 December 2003

| | Notes | As at 31 December 2003 € | As at 31 December 2002 € |
|---|---|---|---|
| **Fixed assets** | | | |
| Tangible assets | 7 | 76,492 | 73,417 |
| Investment in associated undertaking | 8 | 520 | 420 |
| Intangible fixed assets | 6 | 507,317 | 523,075 |
| | | 584,329 | 596,912 |
| | | | |
| **Current assets** | | | |
| Stocks | 9 | 78,859 | 99,384 |
| Debtors | 10 | 234,900 | 155,546 |
| Cash at bank and in hand | | 3,886 | 956 |
| | | 317,645 | 255,886 |
| | | | |
| **Creditors: amounts falling due within one year** | 11 | (387,225) | (349,695) |
| | | | |
| **Net current (liabilities)** | | (69,580) | (93,809) |
| | | | |
| **Total assets less current liabilities** | | 514,749 | 503,103 |
| | | | |
| **Creditors: amounts falling due after more than one year** | 12 | (8,812) | (24,343) |
| | | | |
| **Net assets** | | 505,937 | 478,760 |
| | | | |
| **Capital and reserves** | | | |
| Called up share capital | 14 | 516,519 | 443,939 |
| Share premium account | 15 | 492,368 | 155,280 |
| Profit and loss account | 15 | (502,950) | (120,459) |
| | | | |
| **Shareholders' funds - equity interests** | 16 | 505,937 | 478,760 |

Approved:

Brian Hett

Kieran Walshe

21 May 2004

**COMPANY BALANCE SHEET**
**As at 31 December 2003**

| | Notes | As at 31 December 2003 € | As at 31 December 2002 € |
|---|---|---|---|
| **Fixed assets** | | | |
| Investments | 8 | 404,228 | 404,228 |
| | | 404,228 | 404,228 |
| | | | |
| **Current assets** | | | |
| Debtors | 10 | - | - |
| Cash at bank and in hand | | 448 | 379 |
| | | 448 | 379 |
| | | | |
| **Creditors**: Amounts falling due within one year | 11 | (4,500) | (83,303) |
| | | | |
| **Net current (liabilities)** | | (4,052) | (82,924) |
| | | | |
| **Total assets less current liabilities** | | 400,176 | 321,304 |
| | | | |
| **Capital and reserves** | | | |
| Called up share capital | 14 | 516,519 | 443,939 |
| Share premium account | 15 | 492,368 | 155,280 |
| Profit and loss account | | (608,711) | (277,915) |
| | | | |
| **Shareholders' funds - equity interests** | | 400,176 | 321,304 |

**Approved**

Brian Hett

Kieran Walshe

21 May 2004

## CONSOLIDATED CASHFLOW STATEMENT
**For the year ended 31 December 2003**

|  | Notes | 2003 € | 2002 € |
|---|---|---|---|
| Net cash outflow from operating activities | 19 | (341,992) | (207,960) |
| Return on investments and servicing of finance | 20 | (2,796) | (1,569) |
| Taxation |  | - | - |
| Capital expenditure and financial investment | 21 | (56,557) | (13,771) |
| Acquisitions and disposals | 22 | - | (27,695) |
| Financing | 23 | 394,137 | 232,215 |
| Decrease in cash |  | (7,208) | (18,780) |

## RECONCILIATION OF NET CASHFLOW TO MOVEMENT IN NET DEBT
**Period Ended 31 December 2003**

|  | Notes | 2003 € | 2002 € |
|---|---|---|---|
| Decrease in cash |  | (7,208) | (18,780) |
| Net cashflow from movement in net debt |  | 15,531 | (37,224) |
| Change in net debt resulting from cashflow | 25 | 8,323 | (56,004) |
| Net debt at 1 January | 25 | (56,004) | - |
| Net debt at 31 December | 25 | (47,681) | (56,004) |

**NOTES TO THE FINANCIAL STATEMENTS**
**For the year ended 31 December 2003**

**1 Accounting policies**

The significant accounting policies and estimation techniques adopted by the company are as follows:

**Basis of preparation**
The financial statements have been prepared in accordance with accounting standards generally accepted in Ireland and Irish statute comprising the Companies Acts, 1963 to 2003 and the European Communities (Group: Companies Accounts) Regulations, 1992. Accounting standards generally accepted in Ireland in preparing financial statements giving a true and fair view are those published by the Institute of Chartered Accountants in Ireland and issued by the Accounting Standards Board.

**Accounting convention**
The financial statements are prepared under the historical cost convention. The financial statements are prepared in Euro denoted by the symbol "€".

**Turnover**
Turnover represents the value of goods and services at invoiced value, exclusive of value added tax and trade discounts.

**Investments**
Investments are shown at cost, net of any impairments in the value of the investment.

**Grants**
Grants are amortised to income in a manner that will match them with the expenditure towards which they are intended to contribute.

**Deferred tax**
Deferred tax is provided on all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date.

Timing differences are temporary differences between profits as computed for tax purposes and profits as stated in the financial statements which arise because certain items of income and expenditure in the financial statements are dealt with in different years for tax purposes.

Deferred tax is measured at the tax rats that are expected to apply in the years in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is not discounted.

**Fixed asset depreciation**
The cost of fixed assets is their purchase cost, together with any incidental expenses of acquisition.

Depreciation is provided on a straight line basis at rates which are estimated to reduce the assets to their realisable values by the end of their expected useful lives which are stated below:

|  | Rate |
|---|---|
| Fixtures and fittings and equipment | 15% |
| Lab equipment | 15% |
| Leasehold improvements | 5% |
| Office equipment | 20% |

**Patents**
The cost is written off over 10 years or the remaining life of the underlying patent, whichever is shorter.

**NOTES TO THE FINANCIAL STATEMENTS - continued**
**For the year ended 31 December 2003**

1   **Accounting policies - continued**

**Stocks**
Stocks are valued at the lower of cost and net realisable value.

**Pensions**
Retirement benefits to the executive director are funded by contributions from the company. Payments are made to a pension trust which is finally separate from the company.

**Foreign currency translation**
Monetary assets and liabilities denominated in foreign currencies are translated into Euro at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. All differences are taken to profit and loss account.

**Taxation**
Taxation is based on the results for the year.

**Comparative figures**
Prior period comparatives have been amended where appropriate to assist comparability.

**Basis of consolidation**
The group financial statements consolidate the financial statements of the company and its subsidiary undertakings. The group profit and loss includes the results of subsidiary undertakings for the period or from the date of acquisition.

**Goodwill**
Goodwill, which arose on the acquisition of subsidiary undertakings, represents the excess cost over fair value of the group's share of assets acquired. Goodwill is capitalised as an intangible asset and amortised by equal annual instalments over its expected useful life. Goodwill is written off in equal annual instalments over a twenty year period from date of acquisition.

2   **Turnover**

Turnover consists of the sale of animal diagnostic kits. The comparative 2002 figures includes the turnover of Tridelta Development Limited from the date of acquisition of 8[th] October 2002 to the period end. The 2003 figure includes the turnover of Tridelta Development Limited for the full twelve month period.

| 3   Operating loss | 2003 | 2002 |
|---|---|---|
| | € | € |
| Operating loss is stated after charging: | | |
| Amortisation of intangible assets | 37,780 | 2,936 |
| Depreciation of tangible assets | 31,460 | 11,117 |
| Auditors' remuneration | 2,500 | 2,500 |
| and after crediting: | | |
| Government grants | 45,000 | - |

**NOTES TO THE FINANCIAL STATEMENTS - continued**
**For the year ended 31 December 2003**

| 4 | Interest payable | 2003 € | 2002 € |
|---|---|---|---|
| | On bank loans, overdrafts and other | (2,796) | (1,569) |

**5 Taxation**

The current tax charge for the year differs to the current charge that would result from applying the manufacturing rate of Irish corporation tax to loss on ordinary activities. The differences are explained below:

| | 2003 € | 2002 € |
|---|---|---|
| Loss on ordinary activities before tax | (382,491) | (120,459) |
| Loss on ordinary activities multiplied by the manufacturing rate of corporation tax 10% (2002: 10%) | (38,249) | (12,046) |
| *Effects of:* | | |
| Expenses not allowable/(deductions) | 7,666 | (3,053) |
| Depreciation in excess of capital allowances | 1,579 | 409 |
| Utilisation of losses forward | 29,004 | 14,690 |
| Actual tax charge | - | - |

| 6 | Intangible fixed assets | Goodwill € | Patents € | Total € |
|---|---|---|---|---|
| | **Cost** | | | |
| | At 1 January 2003 | 399,814 | 165,804 | 565,618 |
| | Additions | - | 22,022 | 22,022 |
| | At 31 December 2003 | 399,814 | 187,826 | 587,640 |
| | **Amortisation** | | | |
| | At 1 January 2003 | 4,601 | 37,942 | 42,543 |
| | Charge for the period | 19,990 | 17,790 | 37,780 |
| | At 31 December 2003 | 24,591 | 55,732 | 80,323 |
| | **Net book value** | | | |
| | At 31 December 2002 | 395,213 | 127,862 | 523,075 |
| | At 31 December 2003 | 375,223 | 132,094 | 507,317 |

**NOTES TO THE FINANCIAL STATEMENTS - continued**
**For the year ended 31 December 2003**

| 7  Tangible fixed assets | Leasehold improvements | Fixtures, fittings & equipment | Lab equipment | Office equipment | Total |
|---|---|---|---|---|---|
| | € | € | € | € | € |
| **Cost** | | | | | |
| At 1 January 2003 | - | 9,494 | 38,078 | 114,126 | 161,698 |
| Additions | 25,138 | - | 6,273 | 3,124 | 34,535 |
| At 31 December 2003 | 25,138 | 9,494 | 44,351 | 117,250 | 196,233 |
| | | | | | |
| **Depreciation** | | | | | |
| At 1 January 2003 | - | 2,656 | 19,379 | 66,246 | 88,281 |
| Charge for the year | 999 | 1,427 | 5,785 | 23,249 | 31,460 |
| At 31 December 2003 | 999 | 4,083 | 25,164 | 89,495 | 119,741 |
| | | | | | |
| **Net book value** | | | | | |
| At 31 December 2003 | 24,139 | 5,411 | 19,187 | 27,755 | 76,492 |
| At 31 December 2002 | - | 6,838 | 18,699 | 47,880 | 73,417 |

Included within tangible fixed assets are finance leased assets, principally plant and office equipment, with a net book value of €18,819.

Depreciation charged on these assets during the year amounted to €6,797.

Obligations relating to **finance leases** (net of finance charges allocated to future periods) payable:

- Within 1 year                         €12,881
- Between 1 and 5 years.                 €8,812
- After 5 years.                         €NIL

| 8  Financial assets – group | 2003 | 2002 |
|---|---|---|
| | € | € |
| Balance at beginning of period | 420 | 420 |
| Additional investment | 100 | - |
| Share of profit/(loss) | - | - |
| Balance at end of period | 520 | 420 |

| Financial assets – company | 2003 | 2002 |
|---|---|---|
| | € | € |
| Investment in subsidiary company | 404,228 | 404,228 |

**Tridelta plc**

## NOTES TO THE FINANCIAL STATEMENTS - continued
## For the year ended 31 December 2003

### 8 Financial assets – group - continued

Financial assets are shown at cost less any provision for impairment in value.

At 31 December 2003, the company had interests in the ordinary share capital of the following subsidiary and associated undertakings, primarily engaged in the research and development, sale and distribution of animal diagnostic kits.

| Company name | Registered office | Interest | Net asset value in local currency |
|---|---|---|---|
| Tridelta Development Limited | 21 Quinsboro Road<br>Bray<br>Co Wicklow | 100% | (€469,448) |
| Trimed Research Inc. | 2835 Sth. 132nd Street<br>Omaha<br>NE 68144<br>USA | 45% | $841 |

### 9 Stocks

| | 2003<br>€ | 2002<br>€ |
|---|---|---|
| Raw materials and consumables | 78,859 | 99,384 |

### 10 Debtors - Group

| | 2003<br>€ | 2002<br>€ |
|---|---|---|
| Trade debtors | 161,074 | 127,714 |
| Other debtors | 17,361 | 18,767 |
| Prepayments and accrued income | 56,465 | 9,065 |
| | 234,900 | 155,546 |

### Debtors - Company

| | 2003 | 2002 |
|---|---|---|
| Amount due from subsidiary company | - | - |

**NOTES TO THE FINANCIAL STATEMENTS - continued**
**For the year ended 31 December 2003**

| 11 Creditors: amounts falling due within one year | 2003 € | 2002 € |
|---|---|---|
| Bank loans and overdrafts | 29,874 | 19,736 |
| Net obligations under finance lease and hire purchase contracts | 12,881 | 12,881 |
| Trade creditors | 216,414 | 105,284 |
| Other creditors | 88,741 | 164,528 |
| Accruals and deferred income | 39,315 | 47,266 |
| | 387,225 | 349,695 |

**Creditors: amounts falling due within one year - Company**

| | | |
|---|---|---|
| Other creditors | 4,500 | 83,303 |

| 12 Creditors: amounts falling due after more than one year | 2003 € | 2002 € |
|---|---|---|
| Net obligations under finance leases and hire purchase agreements | 8,812 | 24,343 |

| 13 Pension costs | 2003 € | 2002 € |
|---|---|---|
| **Defined contribution** | | |
| Contributions payable by the company for the year | 15,330 | 12,276 |

| 14 Share capital | 2003 € | 2003 € |
|---|---|---|
| **Authorised** | | |
| 10,000,000 ordinary shares at €0.10 each | 1,000,000 | 1,000,000 |
| | 1,000,000 | 1,000,000 |
| **Allotted, called up and fully paid** | | |
| Balance of ordinary shares at beginning of period | 443,939 | - |
| Ordinary shares issued | 72,580 | 443,939 |
| Balance at end of period | 516,519 | 443,939 |

**Tridelta plc**

### 15 Statement of movements on reserves

| | Share premium account € | Profit and loss account € |
|---|---|---|
| Opening balance | 155,280 | (120,459) |
| Retained loss for the year | - | (382,491) |
| Share issue | 544,349 | - |
| Share issue expenses | (207,261) | - |
| Balance at 31 December 2003 | 492,368 | (502,950) |

### 16 Reconciliation of movements in shareholders' funds

| | 2003 € | 2002 € |
|---|---|---|
| Opening shareholders' funds | 478,760 | - |
| Loss for the financial year | (382,491) | (120,459) |
| Shares issued | 72,580 | 443,939 |
| Premium on shares issued (net of issue costs) | 337,088 | 155,280 |
| Closing shareholders' funds | 505,937 | 478,760 |

### 17 Directors' emoluments

| | 2003 € | 2002 € |
|---|---|---|
| Executive directors remuneration including pension contributions | 135,623 | 27,172 |
| Non executive directors fees | 7,500 | - |

### 18 Employees

**Number of employees**

The average monthly number of employees (including directors) during the year was:

| | 2003 Number | 2002 Number |
|---|---|---|
| Managing | 2 | 2 |
| Admin and distribution | 5 | 5 |
| Production | 6 | 5 |
| | 13 | 12 |

**Employment costs**

| | € | € |
|---|---|---|
| Wages and salaries | 370,354 | 295,351 |
| Social security costs | 32,798 | 18,315 |
| Other pension costs | 14,388 | 12,276 |
| | 417,540 | 325,942 |

Tridelta plc

## NOTES TO THE FINANCIAL STATEMENTS - continued
For the year ended 31 December 2003

| 19 Reconciliation of operating loss to net cashflow from operating activities | 2003 € | 2002 € |
|---|---|---|
| Operating loss | (382,491) | (120,459) |
| (Increase)/decrease in debtors | (79,354) | 7,883 |
| (Increase)/decrease in creditors | 27,293 | (117,311) |
| Decrease in stock | 20,525 | 1,704 |
| Depreciation | 31,459 | 11,117 |
| Amortisation of intangible assets | 17,790 | 2,936 |
| Amortisation of goodwill | 19,990 | 4,601 |
| Interest paid | 2,796 | 1,569 |
| Net cash outflow from operating activities | (341,992) | (207,960) |

| 20 Return on investments and servicing of finance | 2003 € | 2002 € |
|---|---|---|
| Interest paid | (2,796) | (1,569) |

| 21 Capital expenditure and financial investment | 2003 € | 2002 € |
|---|---|---|
| Payments to acquire intangible fixed assets | (22,022) | - |
| Payments to acquire tangible fixed assets | (34,535) | (13,771) |
| | (56,557) | (13,771) |

| 22 Acquisitions and disposals | 2003 € | 2002 € |
|---|---|---|
| Cash liability assumed on acquisition of subsidiary | - | (27,695) |

| 23 Financing | 2003 € | 2002 € |
|---|---|---|
| Issue of ordinary share capital | 616,929 | 276,294 |
| Issue expenses | (207,261) | (81,303) |
| Capital payments of finance leases | (15,531) | 31,224 |
| | 394,137 | 232,215 |

**NOTES TO THE FINANCIAL STATEMENTS - continued**
**For the year ended 31 December 2003**

### 24 Analysis of cash

| | 2002 €| 2003 €| Change €|
|---|---|---|---|
| Cash | 956 | 3,886 | 2,930 |
| Bank overdraft | (19,736) | (29,874) | (10,138) |
| | (18,780) | (25,988) | 7,208 |

### 25 Analysis of changes in net funds/(debt)

| | 2003 €| Cashflow | 2002 €|
|---|---|---|---|
| Cash | (25,988) | (7,208) | (18,780) |
| Finance lease obligation | (21,693) | 15,531 | (37,224) |
| | (47,681) | 8,323 | (56,004) |

### 26 Earnings per share

| | 2003 €|
|---|---|

**Calculation of earnings**

| | |
|---|---|
| Loss for the year | (382,491) |
| Earnings per ordinary share of €0.10 each | (€0.08) |

**Weighted average number of ordinary shares**

| | |
|---|---|
| Shares in issue for full year | 4,439,394 |
| Shares issued on 30 July 2003 (725,799 x 155/365) | 308,216 |
| Number of shares | 4,747,611 |

### 27 Related party transactions

During the period, the group transacted with Management Techniques Limited. Sean Henneberry is a director of the company and of Management Techniques Limited. The total amount of the services provided by Management Techniques Limited to the company in the period was €17,667 (2002:€3,682). The amount outstanding at year end was €Nil (2002:€Nil).

### 28 Contingencies

Included in the debtors of the company at the year end is an amount of €45,000 of income relating to revenue grants receivable. At the date of signing of the accounts the grant revenue had not been received. The grant is contingent on certain conditions being fulfilled by the company. The directors are confident that those conditions will be fulfilled and the grant will be received in full.

**NOTES TO THE FINANCIAL STATEMENTS - continued**
**For the year ended 31 December 2003**

**29 Ultimate controlling party**

The directors regard the shareholders as the ultimate controlling party.

**30 Subsequent events**

Subsequent to the year end, the company raised additional funds by the issue of 393,334 shares at Stg£0.60 each.

**31 Approval of financial statements**

The directors approved the financial statements on the 21 May 2004.



TRIDELTA PLC


EXHIBIT C


**CHANGE IN REGISTERED OFFICE FILED JANUARY 15, 2003**


# B2 - Notice of Change in the situation of the registered office of a Company

## Details of Address to be Changed

| | |
|---|---|
| Address type to change | B2 - Notice of Change in the situation of the registered office of a Company |
| Date of Change of Address | 15 January 2004 |

### Company details

| | |
|---|---|
| Company number | 357237 |
| Name | TRIDELTA PUBLIC LIMITED COMPANY |
| New address | 21 Quinsboro Rd |
| | Bray |
| | Co Wicklow |

## Particulars of persons verifying the contents of the form

### Details of Person(s) who are certifying that the information provided is correct

| | |
|---|---|
| Type of Signature | Signature as Director |
| Type of entity | Irish resident individual |

### Individual details

| | |
|---|---|
| Surname | Hett |
| Forename | Brian |

## Particulars of the presenter

### Reference

| | |
|---|---|
| Reference Number | BH2 |

### Presenter details

| | |
|---|---|
| Type of entity | Irish registered Company |
| Name | TRIDELTA PUBLIC LIMITED COMPANY |
| Address | 21 Quinsboro road |
| | BRAY |
| | CO WICKLOW |
| E-mail address | brianh@trideltaplc.com |
| Telephone number | 2765105 |
| Fax number | 2765106 |


## Legal references

**Collective Citation:**
Companies Acts, 1963 to 2001

**Legal Function Performed:**
Notice of a change in the situation of the registered office
**Act:**   Companies Act, 1963
   **Section:** 113(2)

**Presenter:**
TRIDELTA PUBLIC LIMITED COMPANY
21 Quinsboro road
BRAY
CO WICKLOW
**Contact:**
Brian Hett
2765105



COA Submission id: 3734943
COA: Company Number: 357237
Company Name: TRIDELTA PUBLIC LIMITED
COMPANY

**Send To:**
Electronic Filing Section
Companies Registration Office
Parnell House
14 Parnell Square
Dublin 1

## Signature Page

## B2 - Notice of Change in the situation of the registered office of a Company

Signature of the person(s) who is (are) certifying that the information provided is correct.

Signature as Director:  Brian Hett

_____          15/1/06
Signature                                                    Date

## Legal references:

**Collective Citation:**
Companies Acts, 1963 to 2001

**Attachments:**    Nil



Ref.: 61F4 140A 93FE D11A 80ED B0E8 0BB2 686B

Page 1 of 1

**TRIDELTA PLC**

**EXHIBIT D**

**NOMINATION OF NEW ANNUAL RETURN DATE FILED ON DECEMBER 19, 2003**

# Companies Registration Office

**Nomination of a New Annual Return Date**

Section 127(9) Companies Act 1963 (inserted by section 60
Company Law Enforcement Act 2001)
Companies (Form and Content of Documents Delivered to
the Registrar) Regulations 2002

This form must be filed together with an annual return
and shall be delivered to the Registrar not later than 28
days after the company's existing annual return date. It
is not necessary to annex accounts to the annual return.

CRO receipt date stamp

FE: PAID RECEIPT
IN FULL No.

**19 DEC 2003** 3 7 1
*4097*

COMPANIES REGISTRATION OFFICE

Companies Acts 1963 to 2001

Company number

| 3 | 5 | 7 | 2 | 3 | 7 |

# B73

**Please complete using black typescript or BOLD CAPITALS, referring to explanatory notes**

**Company name**
*in full*

TRIDELTA PUBLIC LIMITED COMPANY

Limited

hereby nominates to the Registrar of Companies, pursuant to section 127(9)(b) Companies Act 1963, a
new annual return date. *note one*

That new annual return date shall be

| Day | Month | Year |
|-----|-------|------|
| 2 3 | 0 5 | 2 0 0 4 |

being a date not later than six months after the company's existing annual return date. *note two*

This form is filed together with the annual return made up to

| Day | Month | Year |
|-----|-------|------|
| 2 3 | 1 1 | 2 0 0 3 |

being the company's existing annual return date. *note two*

**Signature**
*note three*

☒ Director    ☐ Secretary

**Presenter details**

| | |
|---|---|
| Name | Sean Kelly & Company |
| Address | 195 Lower Kimmage Road |
| | Dublin 6W |
| DX number | |
| Telephone number | |
| Email | |

| | |
|---|---|
| DX exchange | |
| Fax number | |
| Reference number | |


# TRIDELTA PLC

## EXHIBIT E

## ANNUAL RETURN FILED ON DECEMBER 19, 2003

# Companies Registration Office

**Annual return**
Sections 125, 127, 128 Companies Act 1963
Section 7 Companies (Amendment) Act 1986
Section 26 Electoral Act 1997
Sections 43, 44 Companies (Amendment)(No. 2) Act 1999
Section 249A Companies Act 1990 (inserted by section
107 Company Law Enforcement Act 2001)
Companies Act 1990 (Form and Content of Documents
Delivered to Registrar) Regulations 2002

CRO receipt date stamp



FEE PAID IN FULL | RECEIPT No.

19 DEC 2003  3 7 1
4093

COMPANIES REGISTRATION OFFICE

Companies Acts 1963 to 2001

# B1 (version 2)

**Tick box if bond is attached** ☐
*note fifteen*

Company number
3 5 7 2 3 7

**Please complete using black typescript or BOLD CAPITALS, referring to explanatory notes**

**Company name** )
*in full*

TRIDELTA PUBLIC LIMITED COMPANY

Limited

**Return made up to** )
*note one*

Day 2 3  Month 1 1  Year 2 0 0 3

**Financial year** )
*note two*

From  Day ☐☐  Month ☐☐  Year ☐☐☐☐    To  Day ☐☐  Month ☐☐  Year ☐☐☐☐

**Registered office** )
*note three*

~~48 MAIN STREET~~, BRAY, CO WICKLOW
21 Qunsboro RD

**Other addresses** )
*note four*

Address | Register(s)/documents held at this address

**Secretary** )

Surname  HETT          Former surname
Forename BRIAN         Former forename
*note five*                *note six*

Residential address
*note five*

"CAYMANAS", THE NURSERIES, DELGANY, CO WICKLOW

**Donations for political purposes** )
*note seven*

Name of person or political party to whom donation was made | Value of donation €/___

**Presenter details** )

Person to whom queries can be addressed

Name     Sean Kelly & Company
Address  195 Lower Kimmage Road, Dublin 6W

DX number | DX exchange
Telephone number | Fax number
E-mail | Reference number

## Authorised share capital
*note eight*

Total

€/__ 1,000,000    made up as follows:

| Class | Number of shares | Nominal value per share €/__ |
|---|---|---|
| Ordinary | 10,000,000 | €0.10 |
| | | |
| | | |
| | | |
| | | |
| | | |

## Issued share capital
*(Insert nominal values)*

Total

€/__ €516,519.30    made up as follows:

| | | |
|---|---|---|
| Paid up on shares issued for cash | €/__ €112,290.90 | |
| Considered paid on other shares | €/__ €404,228.40 | |
| Total calls unpaid | €/__ Nil | (E) |
| Total not yet called | €/__ Nil | (F) |

} The sum of these figures must equal the total issued share capital.

Total standing to credit of Capital Conversion Reserve Fund *note nine*    €/__ Nil

## Shares issued

### Consideration – all cash

| Class | Number of shares | Total nominal value €/__ | Total premium paid €/__ | Total amount paid €/__ |
|---|---|---|---|---|
| Ordinary | 327,040 | €32,704 | €196,097.70 | €228,801.70 |
| Ordinary | 70 | €7.00 | None | €7.00 |
| Ordinary | 70,000 | €7,000.00 | €42,000.00 | €49,000.00 |
| Ordinary | 725,799 | €72,579.90 | €544,349.25 | €616,929.15 |
| | | | | |
| | | | | |
| Totals | 1,122,909 (A) | | | €894,737.85 (C) |

### Consideration – not all cash

| Class | Number of shares | Total nominal value €/__ | Total premium considered paid €/__ | Total amount considered paid €/__ |
|---|---|---|---|---|
| Ordinary | 4,042,284 | €404,228.40 | None | €404,228.40 |
| | | | | |
| | | | | |
| | | | | |
| | | | | |
| | | | | |
| Totals | 4,042,284 (B) | | | €404,228.40 (D) |

### Totals

Total number of shares issued (A) + (B)    5,165,193

Total paid and unpaid and considered paid (C) + (D) + (E) + (F)    €/__ 1,298,966.25

This total must agree with the total number of shares held by existing members as stated in the List of past and present members section of the return.

## Other share/debenture details
*note ten*

None

**List of past and present members**

Persons holding shares on the date to which the annual return has been made up for 20 U3 _____ (insert year) and of persons who have held shares therein at any time since the date of the last return, or in the case of the first return, the date of incorporation of the company. *note eleven*

*notes five and twelve*

| | | Share class | Numbers held *note thirteen* | Number transferred & date *note fourteen* | Particulars of transferee *note fourteen* |
|---|---|---|---|---|---|
| Name | See Attached Schedule 1 | | | | |
| Address | | | | | |
| Folio no. | | | | | |
| Name | | | | | |
| Address | | | | | |
| Folio no. | | | | | |
| Name | | | | | |
| Address | | | | | |
| Folio no. | | | | | |
| Name | | | | | |
| Address | | | | | |
| Folio no. | | | | | |
| Name | | | | | |
| Address | | | | | |
| Folio no. | | | | | |
| Name | | | | | |
| Address | | | | | |
| Folio no. | | | | | |
| Name | | | | | |
| Address | | | | | |
| Folio no. | | | | | |

Total number held  5,165,193

The total number of shares held must agree with the total number of issued shares given in the **Shares Issued** section (total of **(A)** plus **(B)**).

## Directors
*Including shadow directors*

**Surname** Hett  **Former surname**

**Forename** Brian  **Former forename**
*note five*  *note six*

**Date of birth** Day `2 8` Month `0 9` Year `1 9 5 5`  Irish resident *note fifteen* ✓

**Residential address** "Caymanas", The Nurseries, Delgany, Co Wicklow
*note five*

**Business occupation** Company Director  **Nationality** Irish

**Other directorships**

| Company *note sixteen* | Registered at *note seventeen* | Company number |
|---|---|---|
| Tridelta Development Limited | | 254105 |
| Trimed Research Inc | USA | 21-2001 |
| | | |

---

**Surname** Walshe  **Former surname**

**Forename** Kieran  **Former forename**
*note five*  *note six*

**Date of birth** Day `2 6` Month `0 5` Year `1 9 5 5`  Irish resident *note fifteen* ✓

**Residential address** 114 The Old Mill, Ratoath, Co Meath
*note five*

**Business occupation** R & D Director  **Nationality** Irish

**Other directorships**

| Company *note sixteen* | Registered at *note seventeen* | Company number |
|---|---|---|
| Tridelta Development Limited | | 254105 |
| | | |
| | | |

---

**Surname** Henneberry  **Former surname**

**Forename** Sean  **Former forename**
*note five*  *note six*

**Date of birth** Day `0 9` Month `1 2` Year `1 9 4 0`  Irish resident *note fifteen* ✓

**Residential address** 18 Princeton, Ardilea, Clonskeagh, Dublin 14
*note five*

**Business occupation** Accountant  **Nationality** Irish

**Other directorships**

| Company *note sixteen* | Registered at *note seventeen* | Company number |
|---|---|---|
| See Attached Schedule 2 | | |
| | | |
| | | |

---

## Certification

We hereby certify that (i) this form has been completed in accordance with the Notes on Completion of Form B1, (ii) contains the particulars in respect of the company as at the date to which the return is made up and that (iii) *note eighteen*

The company is not a private company. ☐

The company is a private company and has not since the date of the last annual return (or the date of incorporation if this is the first return) issued any invitation to the public to subscribe for any shares or debentures in the company. ☐

The company is a private company with more than 50 members, the excess of the number of members over 50 consisting wholly of persons who, under section 33(1)(b) Companies Act 1963, are not included in reckoning the number of 50. ☐

Signed ⌞_____  ⌞_____

Director  Secretary

| Surname | Flavin | Former surname | |
|---|---|---|---|
| Forename *note five* | Brian | Former forename *note six* | |

Date of birth

| Day | | Month | | Year | | | |
|---|---|---|---|---|---|---|---|
| 0 | 8 | 0 | 3 | 1 | 9 | 7 | 3 |

Irish resident *note fifteen* ☑

Residential address *note five*
206 Beech Park, Lucan, Co Dublin

| Business occupation | Accountant | Nationality | Irish |
|---|---|---|---|

Other directorships

| Company *note sixteen* | Registered at *note seventeen* | Company number |
|---|---|---|
| Pharmatrim Limited | | 309487 |
| Tridelta Development Limited | | 254105 |

---

| Surname | Torgerson | Former surname | |
|---|---|---|---|
| Forename *note five* | Paul | Former forename *note six* | |

Date of birth

| Day | | Month | | Year | | | |
|---|---|---|---|---|---|---|---|
| 1 | 3 | 0 | 2 | 1 | 9 | 6 | 2 |

Irish resident *note fifteen* ☐

Residential address *note five*
4 Kings Meadow Grove, Wetherby, West Yorkshire, LS22 7FR, United Kingdom

| Business occupation | Lecturer | Nationality | British |
|---|---|---|---|

Other directorships

| Company *note sixteen* | Registered at *note seventeen* | Company number |
|---|---|---|
| Tridelta Development Limited | | 254105 |
| | | |
| | | |

---

| Surname | | Former surname | |
|---|---|---|---|
| Forename *note five* | | Former forename *note six* | |

Date of birth

| Day | Month | Year | |
|---|---|---|---|
| | | | |

Irish resident *note fifteen* ☐

Residential address *note five*

| Business occupation | | Nationality | |
|---|---|---|---|

Other directorships

| Company *note sixteen* | Registered at *note seventeen* | Company number |
|---|---|---|
| | | |
| | | |
| | | |

---

**Certification**

We hereby certify that (i) this form has been completed in accordance with the Notes on Completion of Form B1, (ii) contains the particulars in respect of the company as at the date to which the return is made up and that (iii) *note eighteen*

The company is not a private company. ☑

The company is a private company and has not since the date of the last annual return (or the date of incorporation if this is the first return) issued any invitation to the public to subscribe for any shares or debentures in the company. ☐

The company is a private company with more than 50 members, the excess of the number of members over 50 consisting wholly of persons who, under section 33(1)(b) Companies Act 1963, are not included in reckoning the number of 50. ☐

Signed

Director

Secretary

## Schedule 1 - List of Members of TRIDELTA PUBLIC LIMITED COMPANY as at 23rd November 2003

| Name | Address 1 | Address 2 | Address 3 | Address 4 | Address 5 | Address 6 | Shareholding |
|---|---|---|---|---|---|---|---|
| ACORN INVESTMENT NOMINEES LIMITED | BOLLIN HOUSE | RIVERSIDE PARK | WILMSLOW | CHESHIRE | SK9 1DP | | 37,962 |
| MR GREGORY ATTREE & AMC ATTREE | HERNAFORD | HARBERTONFORD | TOTNES | S DEVON | TQ9 7HY | | 5,000 |
| MR JOHN BERRY | 69 DRAYTON GARDENS | LONDON | UK | SW10 9QZ | | | 18,962 |
| BIOGNOSIS LIMITED | TYNDALL | 221 LONDON ROAD | HAILSHAM | EAST SUSSEX | BN27 3AP | | 5,000 |
| MR STEPHEN BORSBERRY | 121 LODGE ROAD | KNOWLE | SOLIHULL | B93 0HG | | | 4,000 |
| BRENTMIRE LIMITED | MOLESWORTH HOUSE | 8/9 MOLESWORTH STREET | DUBLIN 2 | | | | 68,035 |
| MR ADAM BROICH | 17522 V STREET | OMAHA | NE 68135-2857 | USA | | | 5,102 |
| MR DEAN BROICH | 28355 | 132ND STREET | OMAHA | NE 68144 | USA | | 29,561 |
| MR KENNETH BROICH | 17522 V STREET | OMAHA | NE 68135-2857 | USA | | | 5,102 |
| CAMPUS COMPANIES CUSTODIAN LIMITED | MOLESWORTH HOUSE | 8/9 MOLESWORTH STREET | DUBLIN 2 | | | | 1,012,702 |
| MRS MICHELE GARDNER CLARK | WESTFIELD | BENNETHEAD | WATERMILLOCK | PENRITH | CA11 0LT | | 10,000 |
| MS BARBARA ANN ORORRKE CLARKE | COPTON | 1 CASTLE COURT | BOOTERSTOWN | CO DUBLIN | | | 4,000 |
| MR JOE DALY | 60 FORTFIELD ROAD | TERENURE | DUBLIN 6W | | | | 132,637 |
| MRS BARBARA JEAN DONNARUMMA | CARLO'S ICES | ROMSEY ROAD | EAST WELLOW | HAMPSHIRE | SO51 6BG | | 5,500 |
| MR DENIS CHRISTOPHER DRISCOLL | 11 GLENMACHAN DRIVE | BELFAST | N IRELAND | BT4 2RE | | | 5,000 |
| DUBLIN SEED CAPITAL FUND LIMITED | THE TOWER | IDA ENTERPRISE CENTRE | PEARSE STREET | DUBLIN 2 | | | 257,105 |
| MR CHARLES MARTIN EDWARDS | PADDOCK HILL FARM | HOUGH LANE | WILMSLOW | CHESHIRE | SK9 2LH | | 75,923 |
| MR GRAHAME ELLIOTT | HIGHBURY | 26 HARROP ROAD | HALE | ALTRINCHAM | CHESHIRE | WA15 9DQ | 37,962 |
| MR GRATTAN ENDICOTT | 14 ELMSWOOD COURT | PALMERSTON ROAD | MOSSLEY HILL | LIVERPOOL | L18 8DJ | | 1,745 |
| ENTERPRISE 2000 FUND LIMITED | 43 PEARSE STREET | DUBLIN 2 | | | | | 372,800 |
| ENTERPRISE IRELAND | WILTON PARK HOUSE | WILTON PLACE | DUBLIN 2 | | | | 372,800 |
| MR JOHN GARVICAN | TYNDALL | 221 LONDON ROAD | HAILSHAM | EAST SUSSEX | BN27 3AP | | 7,210 |
| MR CIARAN HANRAHAN | 16 ALMA PARK | MONKSTOWN | CO DUBLIN | | | | 15,000 |
| HARGREAVES LANSDOWN (NOMINEES) | LIMITED PAPIN ACCT | KENDAL HOUSE | 4 BRIGHTON MEWS | CLIFTON | BRISTOL | BS8 2NX | 2,755 |
| MR BRIAN HETT | CAYMANAS | THE NURSERIES | DELGANY | CO WICKLOW | | | 650,410 |
| MICHELLE HETT | CAYMANAS | THE NURSERIES | DELGANY | CO WICKLOW | | | 650,410 |
| MR PIETER HOOFT | 28 VISCOUNT COURT | 1 PEMBRIDGE VILLAS | LONDON | W2 4XA | | | 37,962 |
| MR DOUGLAS HUTCHISON | OAKDENE HOUSE | ARGYLL ROAD | KILCREGGAN | HELENSBURGH | G84 0JS | | 10,000 |
| JIM NOMINEES LIMITED GALLNOMS ACCT | 15/17 MOUNT EPHRAIM ROAD | TUNBRIDGE ROAD | KENT | TN1 1EN | | | 4,200 |
| MR JOSEPH KUBAT | 48295 | 167 AVENUE | OMAHA | NE 68138-1333 | USA | | 14,573 |
| MRS JOANNA GARDNER MAGUIRE | WESTFIELD | BENNETHEAD | WATERMILLOCK | PENRITH | CA11 0LT | | 10,000 |
| THE MANAGEMENT TECHNIQUES PENSION | FUND | 1B PRINCETON | ARDILEA | CLONSKEAGH | DUBLIN 14 | IRELAND | 37,962 |
| MR DAVID LEONARD MARKS | MUTLEY HOUSE | 1 AMBASADOR PLACE | BENNETHEAD | ALTRINCHAM | WA15 8DB | | 5,000 |
| MR TOM MCDONALD | C/O ACCUPLEX LLC | 9967 FLORENCE HEIGHTS BLVD | OMAHA | NE 68112 | USA | | 20,151 |
| MR COLIN MURPHY | 3 CALDERSTONE COURT | MIDDLESTOWN | WAKEFIELD | WF4 4UE | | | 4,000 |
| MR JOHN NAGLE | 100 THE ELMS | MOUNT MERRION AVENUE | BLACKROCK | CO DUBLIN | | | 10,000 |
| MR PA NOLAN | SHEILA NOLAN | MOPOON VILLA | SYDENHAM ROAD | DUNDRUM | DUBLIN 14 | IRELAND | 37,962 |
| MR TIM PARKER | 2 GLENFIELD | HIGHGATE ROAD | ALTRINCHAM | CHESHIRE | WA14 4QH | | 37,962 |
| MR MICHAEL PARLETT | HUNDALEE FARM | JEDBURGH | ROXBURGSHIRE | TD8 6PA | | | 37,962 |
| MR BRYAN PEASGOOD | 14 MILL LANE WEST | ELLOUGHTON | NR BROUGH | HUMBERSIDE | UK | | 4,000 |
| JOAN PEASGOOD | 14 MILL LANE WEST | ELLOUGHTON | NR BROUGH | HUMBERSIDE | UK | | 4,000 |
| PEEKA FINANCE LIMITED | FRYERS BELL AND CO | 27 ATHOL STREET | DOUGLAS | ISLE OF MAN | IM1 1LB | | 37,962 |
| MR WILLIAM TREVOR PRITCHARD | PLAS COCH | PARK STREET | DENBIGH | LL16 3DB | UK | | 20,000 |
| PRIVATE INVESTORS GROUP PLC | 34 BOWER MOUNT ROAD | MAIDSTONE | KENT | UK | ME16 8AU | | 50,000 |
| MR ALUN JAMES RAE | 20 | DUBLIN STREET | BASEMENT FLAT | EDINBURGH | EH1 3PP | | 4,000 |
| MR REINHARD SCHU | FLAT 20 | CENTRAL SQUARE | 27 ST MARK STREET | LONDON | E1 8EF | | 4,000 |
| TAMLIGHT LIMITED | 29 HIGH ROAD | WILLESDEN | LONDON | NW10 2TE | | | 500 |
| MR STEVE TEE | 8 TALLGRASS AVENUE | TEWANTIN | QUEENSLAND | 4565 | AUSTRALIA | | 66,010 |
| MR IAN TEMPLETON | THE STABLES | 27 BOLLIN HILL | WILMSLOW | CHESHIRE | UK | SK9 4AN | 113,676 |
| MR PAUL ALAN THOMAS | HEATHBANK | 17 SOUTH DOWNS ROAD | HALE | ALTRINCHAM | CHESHIRE | WA14 3HW | 12,500 |
| MR ALAN THOMPSON | 17 QUEEN DRIVE | OSWALDTWISTLE | LANCASHIRE | BB5 3AS | | | 4,200 |
| CAROLE TORGERSON | 9 NEW LANE | BISHOPTHORPE | YORK | UK | YO23 2QS | | 2,000 |
| MR DAVID TORGERSON | 9 NEW LANE | BISHOPTHORPE | YORK | UK | YO23 2QS | | 2,000 |
| GILLIAN TORGERSON | 4 KINGS MEADOW GROVE | WETHERERBY | WEST YORKSHIRE | LS22 7FR | | | 24,010 |
| MR PAUL TORGERSON | 4 KINGS MEADOW GROVE | WETHERERBY | WEST YORKSHIRE | LS22 7FR | | | 71,410 |
| TRINITY VENTURE CAPITAL LTD | C/O J TRACY | BEECH HOUSE | BEECH HILL OFFICE CAMPUS | CLONSKEAGH | DUBLIN 6 | | 78,846 |
| MR KIERAN WALSHE | 114 THE OLD MILL | RATHOATH | CO MEATH | CO DOWN | BT21 0DD | | 560,010 |
| MR MICHAEL WATTS | BUKIT TIMAH | 11A MOAT STREET | DONAGHADEE | NE 68112 | USA | | 5,500 |
| ANNIKA WEBER | C/O ACCUPLEX LLC | 9967 FLORENCE HEIGHTS BLVD | OMAHA | | | | 20,151 |
| | | | | | Total | | 5,165,193 |

## Schedule 2 - List of Directorships of Sean Henneberry as at 23rd November 2003

| Company Name | Company Number |
|---|---|
| Aerospace Industries PLC | 135475 |
| The Belfry Properties (UK) PLC | 343370 |
| Gresham Hotel Group PLC | 21824 |
| Premier UK Residential Real Estate PLC | 326954 |
| Qualceram Shires PLC | 260918 |
| Aer Arann Group Teo | 82864 |
| Caulfield Group Limited | 330647 |
| Datacare Software Group Limited | 97374 |
| Equitas Investments Limited | 104194 |
| Hickey's Pharmacy Limited | 291994 |
| Imagine Software Industries Limited | 290062 |
| Management Techniques Limited | 156617 |
| Andrew Mannion Engineering Limited | 138772 |
| Swift Fine Foods Limited | 334981 |
| Tridelta Development Limited | 254105 |
| UFAC Holdings Limited | 170861 |

# Companies Registration Office

## Nomination of a New Annual Return Date

Section 127(9) Companies Act 1963 (inserted by section 60
Company Law Enforcement Act 2001)
Companies (Form and Content of Documents Delivered to
the Registrar) Regulations 2002

This form must be filed together with an annual return
and shall be delivered to the Registrar not later than 28
days after the company's existing annual return date. It
is not necessary to annex accounts to the annual return.

FEE PAID RECEIPT
IN FULL No.

**19 DEC 2003** 3 7 1
4097

COMPANIES REGISTRATION OFFICE

Companies Acts 1963 to 2001

Company number

| 3 | 5 | 7 | 2 | 3 | 7 |

# B73

**Please complete using black typescript or BOLD CAPITALS, referring to explanatory notes**

**Company name**
*in full*

TRIDELTA PUBLIC LIMITED COMPANY
Limited

hereby nominates to the Registrar of Companies, pursuant to section 127(9)(b) Companies Act 1963, a
new annual return date.   *note one*

That new annual return date shall be

| Day | Month | Year |
|-----|-------|------|
| 2 3 | 0 5 | 2 0 0 4 |

being a date not later than six months after the company's existing annual return date.   *note two*

This form is filed together with the annual return made up to

| Day | Month | Year |
|-----|-------|------|
| 2 3 | 1 1 | 2 0 0 3 |

being the company's existing annual return date.   *note two*

**Signature**
*note three*

[ X ] Director     [ ] Secretary

---

**Presenter details**

| | |
|---|---|
| Name | Sean Kelly & Company |
| Address | 195 Lower Kimmage Road |
| | Dublin 6W |

| | | | |
|---|---|---|---|
| DX number | | DX exchange | |
| Telephone number | | Fax number | |
| Email | | Reference number | |

# TRIDELTA PLC

## EXHIBIT F

## INTERIM RESULTS  NEWS RELEASE DATED SEPTEMBER 29, 2004

| Profile | Contact Details | News | Fundamentals | Reports and Accounts | Charts | Add to Portfolio | Close |
|---|---|---|---|---|---|---|---|

## News

**Tridelta plc**

## News Story                                                                 **Previous**

**Tridelta plc - Interim Results**

```
     Tridelta plc              Newstrack Announcements          29/09/2004

                              TRIDELTA PLC

           INTERIM RESULTS FOR THE SIX MONTHS TO 30 JUNE 2004

                          29 September 2004


                         CHAIRMAN'S STATEMENT


    The half year results for 2004 show a turnover of EUR373,697 which represents
    an increase of over 33% against the same period in 2003.

    ACUTE PHASE PROTEINS (APP)
    The  sales  of  Acute Phase Protein assays continue to grow strongly, both with
    our own label product  and  through  our  successful  Own  Label Agreement with
    Biosource Inc in the US, with whom we have negotiated a significant increase in
    transfer price which will be reflected in the sales for the second half of this
    year.

    MASTITIS
    The  Company  launched a laboratory version of the Mast ID kit  (based  on  its
    proprietary MAA  protein),   earlier  in  2004.   The kit has started to generate
    sales  with customers in laboratories involved in  mastitis  research.   It  is
    envisaged  that this development will help establish MAA as an important marker
    of mastitis for commercial dairy application.
    The Company  also  continues to further develop the mastitis application of its
    proprietary MAA protein  through  its  partnership  with Sensortec (NZ).   The
    initial data from the recently completed technology feasibility study of an on-
    line  Sensor  is  very  positive  and  the  Company,  in  conjunction  with its
    development  partners, intends to move the project to the field trial phase  by
    the end of 2004/early 2005

    ANIMAL WELFARE
    The development  of this application has been slower than anticipated; however,
    a study has now been  completed  in  conjunction with Marks & Spencer plc which
    has  shown  very  positive  results. The Company  is  now  in  the  process  of
    developing these results to form  the basis of a practical commercial model for
    implementation on an industrial scale.

    SCIL
    The launch of the SCIL Vetlab instrument  has  been  delayed  until  late 2005,
    which  has  resulted  in  a  delay in the progression of this strategy. However
    Tridelta is working with SCIL  to  offset  some  of the resultant revenue short
    fall, by developing its APP methodologies and techniques, with SCIL, to produce
    specific  kits  for use on the large clinical chemistry  instruments  that  are
    typically found in  large  reference  laboratories. SCIL will use its extensive
    distribution channels to exclusively market these products.

    The accounts show an Expenditure on Corporate  Development  of EUR109,677. This
    forms part of the Company strategy for growth of the Company by acquisition. As
    a result, a number of targets have been identified; one in particular  is at an
    advanced  stage of discussion and would significantly enhance the value of  the
    Company.


    On behalf of the Board of Directors we thank our shareholders for the
    Confidence and trust they have placed in us.


    Sean Henneberry
    Chairman
    Tridelta plc


                                          UNAUDITED      UNAUDITED
                                          CONSOLIDATED   CONSOLIDATED
```

|  | SIX MONTHS TO 30TH JUNE 2004 | SIX MONTHS TO 30TH JUNE 2003 |
|---|---|---|
| TURNOVER | EUR373,697 | EUR279,435 |
| Cost of Sales | EUR105,414 | EUR87,887 |
| GROSS PROFIT | EUR268,283 | EUR191,548 |
|  | 72% | 69% |
| Staff Costs | EUR216,263 | EUR189,992 |
| Depreciation and Amortisation | EUR19,868 | EUR15,475 |
| Other Operating Charges | EUR189,661 | EUR171,572 |
| Expenditure on Corporate Development | EUR109,677 |  |
| OPERATING LOSS | -EUR267,186 | -EUR185,491 |
| Interest Payable & Similar Charges | -EUR1,718 | -EUR1,562 |
| Dividends |  |  |
| OPERATING LOSS ON ORDINARY ACTIVITIES | -EUR268,904 | -EUR187,053 |
| LOSS FOR THE PERIOD | -EUR268,904 | -EUR187,053 |
| Loss per Ordinary Share | (4.8c) | (3.6c) |

### BALANCE SHEETS

|  | UNAUDITED CONSOLIDATED 30TH JUNE 2004 | UNAUDITED CONSOLIDATED 30TH JUNE 2003 |
|---|---|---|
| FIXED ASSETS |  |  |
| Intangible Assets | 498,011 | 625,337 |
| Tangible Assets | 70,237 | 84,223 |
| Investments | 520 | 420 |
|  | 568,768 | 709,980 |
| CURRENT ASSETS |  |  |
| Stocks | 93,401 | 89,177 |
| Debtors | 312,654 | 220,214 |
| Cash at Bank | 4,922 | 1,530 |
|  | 410,977 | 310,921 |
| CURRENT LIABILITIES |  |  |
| Other Creditors due within one year | -412,838 | -589,881 |
|  | -412,838 | -589,881 |
| TOTAL ASSETS LESS CURRENT LIABILITIES | 566,907 | 431,020 |
| Creditors due over one year | -2,368 | -15,254 |
|  | 564,539 | 415,766 |
| CAPITAL & RESERVES |  |  |
| Called-up Share Capital |  |  |
| Ordinary Shares | 557,019 | 443,939 |
| Share Premium Account | 779,374 | 229,955 |
| Profit & Loss Account | -771,854 | -258,128 |
| Shareholders' Funds | 564,539 | 415,766 |

FOR FURTHER INFORMATION PLEASE CONTACT:

| BRIAN HETT | TRIDELTA PLC | + 353 872 497789 |
|---|---|---|
| MIKE WORT | BEATTIE FINANCIAL | + 44 207 398 3300 |
| HARRY DUTSON | ACORN CAPITAL | + 44 870 122 5420 |

THE DIRECTORS OF TRIDELTA PLC ACCEPT RESPONSIBILITY FOR THIS ANNOUNCEMENT

# TRIDELTA PLC


# EXHIBIT G


# INTRODUCTION OF NEW TEST NEWS RELEASE DATED AUGUST 31, 2004

| Profile | Contact Details | News | Fundamentals | Reports and Accounts | Charts | Add to Portfolio | Close |

## News

**Tridelta plc**

---

## News Story                                    **Previous  Next**

**Tridelta plc - Introduction of New Test**

Tridelta plc                        Newstrack Announcements               31/08/2004

TRIDELTA INTRODUCES NEW SALMONELLA TEST FOR PIGS

Tridelta plc, (OFEX: TRD) the Irish based veterinary diagnostics company that develops, manufactures and sells products for the animal healthcare industry, is pleased to announce a significant addition to its range of high quality, animal welfare orientated diagnostic tools. The Company has just announced the release of a new ELISA-based diagnostic assay for use in the detection of various Salmonella species in pigs.

The new test is being introduced following extensive independent scientific evaluation of its performance, the results of which show that the Company has developed a new test which correlates to the highest international reference standards available.

Tracking Salmonella infection through the food chain is a major target of food safety control procedures. Of particular importance is the detection of Salmonella infections in pig herds, as the disease can be transmitted rapidly through a herd from an infected source by oral exposure regardless of the conditions under which the pigs are reared. This results in economic losses to the pig industry as a result of sick animals not gaining weight economically and also represents a major potential source of infection being introduced into the human food chain. A recent publication ( Dr Paul Blanchard, et al) estimated the cost to the EU economy of Salmonella at EUR 2 billion per annum.

Salmonella testing has gained in significance in recent years following many large scale health scares as a result of contaminated products, especially pork, entering the food chain undetected. The purpose of the new test is to prevent such outbreaks and increase food safety by identifying infected animals at the point of slaughter and allowing preventative programmes to be implemented to reduce infection levels.

A new EC directive which will be mandatory by 2007 requires that Salmonella screening of all pig herds must be performed by member states. Currently, in Denmark, which has a significant pig production industry and has had a Salmonella testing programme in place for some time, approximately 600,000 Salmonella tests are performed annually on a pig population of approximately 25 million. The experience in Denmark, where surveillance was introduced in 1993, is that infection levels have reduced from 4% to around 0.7% and have remained consistently below this level subsequently. Across Europe therefore, with an estimated total pig population of over 200 million, by extrapolating from the Danish model, the potential European market for Salmonella testing would be a minimum of 4 million tests per annum. With a pig population in excess of 100 million in the USA, the opportunity for further significant market expansion is apparent.

Although there are competitive tests available, Tridelta believes that the introduction of this new Salmonella assay coupled with the company's unique range of Acute Phase Protein assays, offers a comprehensive range of leading edge biological assays for monitoring animal welfare at all stages of meat production, giving the Company a significant marketing advantage in this field.

Commenting on the introduction of the new Salmonella test, Brian Hett, CEO of Tridelta said:

"It has taken us just 12 months to develop, validate and introduce this new test for a market that is now set to grow dramatically with the adoption of the new EC directive.  Already we are seeing European Governments publishing tenders for this test to monitor the prevalence of Salmonella in their respective national herds and we confidently expect to gain a significant share of this new market."

```
For further information please contact:

Brian Hett                        Tridelta plc                      + 353 1 2765105
Mike Wort / John Moriarty              Beattie Financial             + 44 207 398 3300
Harry Dutson                    Acorn Capital        + 44 870 122 5420

The Directors of Tridelta plc accept responsibility for this announcement
```

**Source:**

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Prices supplied by registered OFEX market makers
OFEX plc © January 2002
All other company data is supplied and issued by Tridelta plc

FMLX Technology   Design by Footprint Media

# TRIDELTA PLC


# EXHIBIT H


# FINAL RESULTS/NOTICE OF AGM NEWS RELEASE DATED MAY 26, 2004

Profile    Contact Details    News    Fundamentals    Reports and Accounts    Charts    Add to Portfolio    Close

## News

## Tridelta plc

---

**News Story**                                                          **Previous   Next**

**Tridelta plc - Final Results/Notice of AGM**

```
Tridelta plc                Newstrack Announcements              26/05/2004

                        FINAL RESULTS & NOTICE OF AGM
```

The Chairman's statement accompanying the results to 31 December 2003 along with the audited P&L account and Balance Sheet are given below. Copies of the Accounts along with notice of the AGM which is to be held at Royal Hotel Bray Co Wicklow, Ireland on 9th July 2004 at 11:30 a.m. are being sent to shareholders

CHAIRMAN'S STATEMENT

The year 2003 has been a significant year for The Tridelta group. The Company completed its Initial Public Offering on the OFEX market and 2003 represented the first full year of group's (including Tridelta Development Ltd) activities.

The full year result for 2003 shows a turnover of EUR595,231 which represents an increase of 23.5% (over 2002 revenue for Tridelta Development Ltd). At the time of publishing our prospectus we had anticipated that the additional funding would allow us to further increase sales in 2003. There was however a delay in receiving the funding thereby preventing us putting the funds to work in time to see the benefits in 2003. However, I am pleased to say that the increase in sales has began to come through in early 2004 with sales at the end of April 2004 showing a 50% growth over the same period for 2003. Anticipating this delay in development of additional sales in 2003, the Group undertook a programme of prudent cost control measures resulting in the loss for the year being EUR382,491 (2002: EUR308,839, Tridelta Development Ltd); less than 20% over what was projected, which, I believe, highlights one of the company's strengths; good understanding and control over expenditure.

ACUTE PHASE PROTEINS
The sales of Acute Phase Protein assays continue to grow strongly, both with our own label product and through our successful Own Label Agreement with Biosource Inc in the US.

MASTITIS
The Company continues to develop the mastitis application of its proprietary MAA protein, and has teamed up with Milk Testing Ltd to launch the first of its planned line of mastitis detection tests that can be used in milking parlours on the farm, utilising a novel sampling and testing system developed by Milk Testing Ltd. This system was displayed for the first time at the Royal Association of British Dairy Farmers, Dairy Event at the National Agricultural Centre, and Stoneleigh Park in September 2003. Work also continues in the development of an on line system with another of the company's partners Sensortec, with initial trial results looking very promising.

ANIMAL WELFARE
The development of the application has been disappointing. Although the Company continues to work with Marks & Spencer plc on developing the protocol for application on the farm, establishing the trial protocol which will be required in order to begin large scale commercial development of testing in this area, is taking longer than anticipated.

SCIL
The Company has delivered the first batch of kits to SCIL in Germany in the early part of 2004 as part of our on going development agreement. Although the launch of the SCIL Vetlab instrument has been delayed until 2005, Tridelta has developed a range of kits which can be used on existing instrumentation which SCIL will begin marketing in 2004.

One of the major advantages of being a publicly traded Company is the increased ability to expand the Company by acquiring other companies or products. Through careful planning the Company has established an aggressive plan for significant additional expansion of Tridelta by a programme of acquisition. The first step in this plan was raising an additional GBP236,000 which was completed in February 2004. These additional funds will give the Company increased working capital and allow the company to investigate potential acquisition targets.

I am pleased to inform you that since raising these additional funds the

Company has successfully identified three potential acquisition targets and I hope in the very near future to be able to give you more details on these targets. However, I can tell you that if we move to the next step of this acquisition strategy, the Company will need to raise additional funds this will be undertaken alongside a possible move to the AIM market.

On behalf of the Board of Directors we thank our shareholders for the confidence and trust they have placed in us.

Sean Henneberry
Chairman
Tridelta plc

CONSOLIDATED PROFIT AND LOSS ACCOUNT

|  | Year ended 31 December 2003 EUR | Period 8 October to 31 December 2002 EUR |
|---|---|---|
| TURNOVER | 595,231 | 104,818 |
| Cost of sales | (193,512) | (58,751) |
| GROSS PROFIT | 401,719 | 46,067 |
| Administrative expenses | (806,424) | (160,356) |
| Amortisation of goodwill | (19,990) | (4,601) |
| Other operating income | 45,000 | - |
| OPERATING LOSS | (379,695) | (118,890) |
| Interest payable and similar charges | (2,796) | (1,569) |
| LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION | (382,491) | (120,459) |
| Tax on loss on ordinary activities | - | - |
| LOSS ON ORDINARY ACTIVITIES AFTER TAXATION | (382,491) | (120,459) |
| RETAINED LOSS FOR THE YEAR | (382,491) | (120,459) |
| Retained loss brought forward | (120,459) | - |
| RETAINED LOSS CARRIED FORWARD | (502,950) | (120,459) |
| EARNINGS PER SHARE | (EUR0.08) | (EUR0.07) |

CONSOLIDATED BALANCE SHEET

|  | As at 31 December 2003 EUR | As at 31 December 2002 EUR |
|---|---|---|
| FIXED ASSETS |  |  |
| Tangible assets | 76,492 | 73,417 |
| Investment in associated undertaking | 520 | 420 |
| Intangible fixed assets | 507,317 | 523,075 |
|  | 584,329 | 596,912 |
| CURRENT ASSETS |  |  |
| Stocks | 78,859 | 99,384 |
| Debtors | 234,900 | 155,546 |
| Cash at bank and in hand | 3,886 | 956 |
|  | 317,645 | 255,886 |
| CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR | (387,225) | (349,695) |
| NET CURRENT (LIABILITIES) | (69,580) | (93,809) |
| TOTAL ASSETS LESS CURRENT LIABILITIES | 514,749 | 503,103 |
| CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR | (8,812) | (24,343) |
| NET ASSETS | 505,937 | 478,760 |
| CAPITAL AND RESERVES |  |  |
| Called up share capital | 516,519 | 443,939 |
| Share premium account | 492,368 | 155,280 |
| Profit and loss account | (502,950) | (120,459) |
| SHAREHOLDERS' FUNDS - EQUITY INTERESTS | 505,937 | 478,760 |

FOR FURTHER INFORMATION PLEASE CONTACT:

| BRIAN HETT | TRIDELTA PLC | + 353 1 276 5105 |
| MIKE WORT | BEATTIE FINANCIAL | + 44 207 398 3300 |
| HARRY DUTSON | ACORN CAPITAL | + 44 870 122 5420 |

THE DIRECTORS OF TRIDELTA PLC ACCEPT RESPONSIBILITY FOR THIS ANNOUNCEMENT

**Source: Newstrack Service**

**TRIDELTA PLC**

**EXHIBIT I**

**LAUNCH OF 'EQUITEST-ES' NEWS RELEASE DATED APRIL 19, 2004**

| Profile | Contact Details | News | Fundamentals | Reports and Accounts | Charts | Add to Portfolio | Close |

**News**

**Tridelta plc**

---

## News Story                                                      Previous   Next

### Tridelta plc - Launch of 'EquiTest-ES'

Tridelta plc                    Newstrack Announcements                19/04/2004

TRIDELTA PLC

TRIDELTA ANNOUNCE NEW EQUINE RAPID PREGNANCY TEST
"EQUITEST-ES" NOW AVAILABLE

Dublin, 19 April 2004

Tridelta PLC, the Dublin based veterinary diagnostics manufacturer today
announced the introduction of a new, rapid pregnancy test for horses.
The simple rapid test uses a small drop of blood serum or plasma applied to a
simple cassette type device to give an answer not only to the question of
whether or not the mare is pregnant, but the unique test can also tell an owner
whether or not the foal being carried is viable or not, allowing veterinary
intervention if required at an early stage to safeguard, what in many cases,
may be a very valuable mare.

As the test takes only 5-10 minutes to carry out and can be done "on-the-spot"
with no need for sophisticated laboratory equipment and requires only 0.1
- 0.2mls of serum or plasma to be applied using the dropper provided, it is an
ideal tool for use on the stud farm and by the vet when visiting a pregnant
mare.

The test works by detecting Oestrone Sulphate, which is a steroid produced by
the foetal-placental unit in all breeds of horses in response to viable
pregnancy. This steroid can be detected by around 120 days of gestation,
allowing confirmation of pregnancy. However, as Oestrone Sulphate is only
produced by a viable pregnancy, the test serves not only to confirm pregnancy
but can confirm that the foal is viable and developing within the womb: a
large number of mares "slip" or lose the foal in this period of pregnancy
which results in potential danger to the mare and also a lost opportunity to
produce a healthy foal. The test can therefore be used to monitor the health
of the developing foal right through to birth.

Commenting on the release of the new test, Tridelta CEO Brian Hett said;
"Tridelta is delighted to be introducing this new test to the equine market.
Initial trials of the test in laboratories have shown extremely high
correlations between the results produced by the EquiTest-ES and sophisticated
standard laboratory methods. We are sure that the test is going to prove a
valuable tool to vets, owners and labs alike as they can now not only rapidly
confirm pregnancy, but also have the benefit of being able to monitor the
health of the developing foal right through to birth and can carry out the test
on-the-spot if required."

The EquiTest-ES is available from Tridelta and selected Distributors in Europe
and the USA. Please contact Tridelta on +353 1 2765105 or visit the website at
http://www.trideltaltd.com for details.

For further information please contact:

Brian Hett          Tridelta plc          + 353 872 497789
Mike Wort           Beattie Financial     + 44 207 398 3300
Harry Dutson        Acorn Capital         + 44 870 122 5420

The Directors of Tridelta plc accept responsibility for this announcement

**Source: Newstrack Service**

# TRIDELTA PLC

# EXHIBIT J

**ISSUE OF EQUITY, ETC. NEWS RELEASE DATED APRIL 2, 2004**



**Tridelta plc**

---

## News Story                                            Previous   Next

**Tridelta plc - Issue of Equity, etc.**

```
Tridelta plc              Newstrack Announcements          02/04/2004

                          ISSUE OF EQUITY

The Company has issued a further 33,334 shares at 60p per share, to a private
investor.

Following the issue the Company has 5,570,193 shares in issue of which the
Board Members have an interest in 35.73%

FOR FURTHER INFORMATION PLEASE CONTACT:

BRIAN HETT              TRIDELTA PLC          + 353 872 497789
MIKE WORT               BEATTIE FINANCIAL     + 44 207 398 3300
HARRY DUTSON            ACORN CAPITAL         + 44 870 122 5420

   THE DIRECTORS OF TRIDELTA PLC ACCEPT RESPONSIBILITY FOR THIS ANNOUNCEMENT
```

**Source: Newstrack Service**

Print this page                                                        Refresh this page

# TRIDELTA PLC


# EXHIBIT K


# ISSUE OF EQUITY, ETC. NEWS RELEASE DATED MARCH 2, 2004



| Profile | Contact Details | News | Fundamentals | Reports and Accounts | Charts | Add to Portfolio | Close |

## News

**Tridelta plc**

---

**News Story**                                  **Previous    Next**

**Tridelta plc - Issue of Equity, etc.**

```
    Tridelta plc              Newstrack Announcements          02/03/2004
                                 ISSUE OF EQUITY

    Further to the recent announcements on the issue on new equity and to meet
    demand for the company's shares a further 11,666 shares have been placed
    raising GBP7,000. This takes the total number of new shares issued in this
    funding round to 371,666 and the proceeds before expenses to GBP223,000.

    As previously announced one of the uses of these funds is to allow the
    evaluation of potential acquisition candidates following which it would be the
    Company's intention to seek an AIM Listing.  Tridelta has already identified a
    number of possible candidates which will allow the Company to expand its
    product range to include human diagnostics. This increase in the companies
    product range will lead to efficiencies in both production and distribution
    costs, along with providing a greater concentration of effort on sales and
    marketing.

    The company has also been informed that following the shares issued to it being
    sold on to their intermediate investors, Hoodless Brennan & Partners Plc no
    longer has a notifiable interest in the company.

    Following the issue the Company has 5,536,859 shares in issue of which the
    Board Members have an interest in 35.94%

    FOR FURTHER INFORMATION PLEASE CONTACT:

    BRIAN HETT              TRIDELTA PLC              + 353 872 497789
    MIKE WORT               BEATTIE FINANCIAL         + 44 207 398 3300
    HARRY DUTSON            ACORN CAPITAL             + 44 870 122 5420

       THE DIRECTORS OF TRIDELTA PLC ACCEPT RESPONSIBILITY FOR THIS ANNOUNCEMENT
```

**Source: Newstrack Service**

Print this page                                     Refresh this page



# TRIDELTA PLC

## EXHIBIT L

## (AMENDMNT) ISSUE OF EQUITY, ETC. NEWS RELEASE DATED JANUARY 14, 2004



**Tridelta plc**

---

**News Story**                                           **Previous    Next**

**Tridelta plc - (Amendment) Issue of Equity, etc.**

```
      Tridelta plc              Newstrack Announcements            14/01/2004

         * ISSUER AMENDMENT TO ANNOUNCEMENT RELEASED AT 12:50PM 12/01/2004 *

               - This announcement contains a correction and an update
                         to that previously published -

                            ISSUE EQUITY - CORRECTION

      The announcement made on the 12 January regarding the issue of equity should
      have said that the company was intending to place 360,000 new shares raising a
      sum of GBP216,000 (Euro 310,350) before expenses.  These shares have now been
      issued.

      Following the issue the Company has 5,525,193 shares in issue of which the
      Board Members have an interest in 36.02%

      FOR FURTHER INFORMATION PLEASE CONTACT:

      BRIAN HETT              TRIDELTA PLC          + 353 872 497789
      MIKE WORT               BEATTIE FINANCIAL     + 44 207 398 3300
      HARRY DUTSON            ACORN CAPITAL         + 44 870 122 5420

         THE DIRECTORS OF TRIDELTA PLC ACCEPT RESPONSIBILITY FOR THIS ANNOUNCEMENT
```

**Source: Newstrack Service**

---

Print this page                                                      Refresh this page

# TRIDELTA PLC

# EXHIBIT M

# HOLDING(S) IN COMPANY NEWS RELEASE DATED JANUARY 12, 2004



## News

**Tridelta plc**

---

**News Story**                                                    **Previous   Next**

**Tridelta plc - Holding(s) in Company**

```
Tridelta plc              Newstrack Announcements        12/01/2004

                          SUBSTANTIAL HOLDING

As a result of the equity issue announced on 12 January 2004, and prior to the
shares being sold on to their intermediate investors

Hoodless Brennan & Partners Plc

are interested in 360,000 shares being 6.25% of the issued share capital

FOR FURTHER INFORMATION PLEASE CONTACT:

BRIAN HETT              TRIDELTA PLC          + 353 872 497789
MIKE WORT               BEATTIE FINANCIAL     + 44 207 398 3300
HARRY DUTSON            ACORN CAPITAL         + 44 870 122 5420

    THE DIRECTORS OF TRIDELTA PLC ACCEPT RESPONSIBILITY FOR THIS ANNOUNCEMENT
```

**Source: Newstrack Service**

---

Print this page                                                      Refresh this page

# TRIDELTA PLC

# EXHIBIT N

# ISSUE OF EQUITY ETC.  NEWS RELEASE DATED JANUARY 12, 2004



## Tridelta plc

---

**News Story**                                                     **Previous**   **Next**

**Tridelta plc - Issue of Equity, etc**

```
        Tridelta plc              Newstrack Announcements          12/01/2004
                                  ISSUE OF FURTHER EQUITY

   Tridelta plc announces the it has placed 360,000 new shares raising a sum of
   GBP216,000 (Euro 310,350) before expenses.

   The funds will be used for working capital and to undertake business
   development activities including the evaluation of potential acquisition
   opportunities which have arisen since the Company's admission on OFEX.  If this
   strategy develops successfully the company may consider a move to the
   Alternative Investment Market (AIM).

   Following the issue the Company has 5,525,193 shares in issue of which the
   Board Members have an interest in 36.02%

   FOR FURTHER INFORMATION PLEASE CONTACT:

   BRIAN HETT               TRIDELTA PLC          + 353 872 497789
   MIKE WORT                BEATTIE FINANCIAL     + 44 207 398 3300
   HARRY DUTSON             ACORN CAPITAL         + 44 870 122 5420

      THE DIRECTORS OF TRIDELTA PLC ACCEPT RESPONSIBILITY FOR THIS ANNOUNCEMENT
```

**Source: Newstrack Service**

---

Print this page                                                    Refresh this page

# TRIDELTA PLC

# EXHIBIT O

## TRADING UPDATE  NEWS RELEASE DATED JANUARY 6, 2004



**Tridelta plc**

## News Story      Previous   Next

**Tridelta plc - Trading Update, etc.**

```
     Tridelta plc              Newstrack Announcements          06/01/2004
                                  TRADING UPDATE

     After an initial review of its trading position following its year end the
     company anticipates the loss for the year to 31 December 2003 to be around that
     indicated in the Illustrative Financial Projections in the Prospectus issued
     prior to its flotation on OFEX. However, the revenues, while above those for
     2002, will not be as high as those shown in the Illustrative Financial
     Projections, because of the delay in raising the funding.

     The Company has appointed PWC as its auditors and expects to be able to
     announce its financial results by the end of March.

     FOR FURTHER INFORMATION PLEASE CONTACT:

     BRIAN HETT              TRIDELTA PLC          + 353 1 276 5105
     MIKE WORT               BEATTIE FINANCIAL     + 44 207 398 3300
     HARRY DUTSON            ACORN CAPITAL         + 44 870 122 5420

      THE DIRECTORS OF TRIDELTA PLC ACCEPT RESPONSIBILITY FOR THIS ANNOUNCEMENT
```

**Source: Newstrack Service**

Print this page        Refresh this page

# TRIDELTA PLC

# EXHIBIT P

# PRODUCT LAUNCH OF MASTITIS TEST SYSTEM NEWS RELEASE
## DATED SEPTEMBER 17, 2003

| Profile | Contact Details | News | Fundamentals | Reports and Accounts | Charts | Add to Portfolio | Close |
|---------|-----------------|------|--------------|----------------------|--------|------------------|-------|

## News

**Tridelta plc**

---

### News Story                                                    Previous    Next

**Tridelta plc - Product Launch of Mastitis Test System**

```
Tridelta plc                  Newstrack Announcements              17/09/2003

        TRIDELTA UNVEILS NEW "ON-FARM" MASTITIS TEST SYSTEM AT THE NATIONAL
                              AGRICULTURAL CENTRE

    Tridelta plc, (OFEX: TRD) the Irish based veterinary diagnostics company that
    develops, manufactures and sells products for the animal healthcare industry
    has teamed up with Milk Testing Ltd to launch the first of its planned line of
    mastitis detection tests that can be used in milking parlours on the farm,
    using a novel sampling and testing system developed by Milk Testing Ltd.

    This system is on display for the first time at the Royal Association of
    British Dairy Farmers, Dairy Event at the National Agricultural Centre,
    Stoneleigh Park. This event runs from September 17 to September 18 and the
    system can be viewed on the Milk Testing Ltd Stand (Stand 29, Hall 2).

    Tridelta's newly discovered acute phase protein, Mammary Associated Amyloid A
    ("MAA") has been patented for use as a biological marker of Mastitis, a disease
    affecting the udders of milking cows which can lead to a serious loss in
    productivity if not identified and treated promptly. Mastitis is the major
    cause of financial loss for the dairy farmer as up to 40% of a herd can be
    affected clinically and sub-clinically at any one time.  Mastitis is currently
    detected through identifying and counting Somatic Cells either from individual
    cows, or in the bulk milk tank.  The Somatic Cell count is currently only
    performed in specialised laboratories and requires expensive automated
    equipment.

    Tridelta is working in association with David Akerman, former dairy farmer and
    owner of Milk Testing Ltd to produce an "on-farm" system that will provide the
    farmer with a simple and accurate method of measuring the health of the herd.
    The system that has been developed and is on display for the first time is an
    automatic sampling system that can be used in virtually all parlours and is
    attached to the individual milk meters.  The system consists of a device, which
    collects a milk sample from each individual cow after each milking.  Compressed
    air enters the top of the device and delivers the milk sample down a pipe to
    the end of the parlour where it can be dispensed into a small laboratory pot
    for testing using Tridelta's MAA test.

    The MAA test detects a protein found in milk only when inflammation occurs in
    the udder. It can detect an infection even before the SCC rises and clots
    appear in the milk, the usual method that experienced dairymen use to detect
    mastitis. If accepted widely, the MAA test could replace laboratory based SCC
    testing, which currently may take up to 72 hours to complete and report.

    Brian Hett, CEO of Tridelta said: "We are delighted to be working with David on
    this innovative system that will use our test, I believe it could change the
    way farmers manage the productivity of their herd.  We are now well advanced in
    our plans for commercialising our MAA assay and our plan is that the system
    will become widely available early next year."

                                    -Ends-

    FOR FURTHER INFORMATION PLEASE CONTACT:

    BRIAN HETT                    TRIDELTA PLC              + 353 872 497789
    MIKE WORT / GEMMA SMITH       BEATTIE FINANCIAL         + 44 207 398 3300
    HARRY DUTSON                  ACORN CAPITAL             + 44 870 122 5420

        THE DIRECTORS OF TRIDELTA PLC ACCEPT RESPONSIBILITY FOR THIS ANNOUNCEMENT
```

**Source: Newstrack Service**

# TRIDELTA PLC

# EXHIBIT Q

## INTERIM RESULTS  NEWS RELEASE DATED AUGUST 28, 2003

| Profile | Contact Details | News | Fundamentals | Reports and Accounts | Charts | Add to Portfolio | Close |

**News**

**Tridelta plc**

---

## News Story                                                    Previous   Next

### Tridelta plc - Interim Results

```
     Tridelta plc              Newstrack Announcements              28/08/2003

                              TRIDELTA PLC
                        ("TRIDELTA" OR "THE COMPANY")

              INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2003
```

Firstly, I would like to offer a warm welcome to all the new shareholders of Tridelta plc, following the completion of its Initial Public Offering on the OFEX market on 4th August 2003. The Company successfully raised EUR600,000 at the time of the IPO, which allows Tridelta to develop new products and concentrate more resources on the commercialisation of its existing products into new markets.

The half year results are in line with expectations with marginally lower sales figures than anticipated being more than compensated for by significantly lower than budgeted expenses, resulting in reduced losses against the plan.

The sales of our Acute Phase Proteins assays continue to grow with an important new contract with University of Glasgow Veterinary School who are introducing Tridelta's Canine CRP PhaseTM and Blood Haptoglobin PhaseTM protein assays as routine tests for early stage detection of disease in dogs. These two acute phase proteins show complementary responses to disease, so that a combination of their measurement will provide valuable diagnostic information to improve the health and welfare of dogs throughout the world. The Company is working on similar contracts with other centres of excellence and hopes to make more announcements in this respect in the near future.

A significant proportion of the money raised will be used to continue the development of its range of novel Mastitis diagnostics including an "in-line" diagnostic system being developed with Sensortec, a major player within the robotic milking machine market, for the use in large automated milking parlours.

Tridelta is also on plan with its partnership with Scil GmbH, one of the largest veterinary diagnostic companies in the world, to develop an "in surgery" diagnostic system for the veterinary practice. The Company has successfully delivered three assays developed for this system and together with Scil is working on others to expand the current range.

I am confident that with the funding generated by the flotation in place our product development programme will now gain the momentum required to bring these new products to market in the coming year. With respect to the current product range, the additional working capital raised and the higher corporate profile generated by our presence on OFEX will enable us to actively pursue market share growth and add value for shareholders.

On behalf of the Board of Directors we thank our shareholders for the confidence and trust they have placed in us.

Sean Henneberry
Chairman
Tridelta plc

|  | PROFIT & LOSS ACCOUNTS TRIDELTA PLC FOR THE SIX MONTHS ENDED 30TH JUNE 2003 UNAUDITED EUR | PROFIT & LOSS ACCOUNTS TRIDELTA DEVELOPMENT LTD FOR THE TWELVE MONTHS ENDED 31ST DECEMBER 2002 AUDITED EUR |
|---|---|---|
| TURNOVER | 279435 | 481813 |
| Cost of Sales | -87887 | -123979 |
| GROSS PROFIT | 191548 | 357834 |
| Staff Costs | -189992 | -325942 |
| Depreciation and Amortisation | -15475 | -46539 |
| Other Operating Charges | -171572 | -268229 |
| OPERATING LOSS | -185491 | -282876 |
| Interest Payable & Similar Charges | -1562 | -6861 |
| Dividends |  | -19102 |

```
LOSS FOR THE PERIOD                        -187053              -308839
Prior Year Adjustment                                          -122375
Retained Earnings                          -187053             -431214

Loss per Ordinary Share                     (3.6c)

NOTES

1  As a result of the group reconstruction undertaken prior to the flotation
of the Company, the directors have not presented comparative figures for the
interim financial information.

2  The operating losses for the periods arise from Tridelta's continuing
operations.

3  No separate Statement of Total Recognised Gains and Losses has been
presented as all such gains and losses have been dealt with in the Profit
and Loss Account.

4  Loss per share has been calculated by dividing the loss on ordinary
activities after taxation by the number of shares in issue following the
flotation.

TRIDELTA PLC
BALANCE SHEET AS AT 30TH JUNE 2003
                                                     CONSOLIDATED
                                                     BALANCE SHEET
                                                        UNAUDITED
FIXED ASSETS                                                  EUR
Intangible Assets                                        625,337
Tangible Assets                                           84,223
Investments                                                  420
                                                         709,980
CURRENT ASSETS
Stocks                                                    89,177
Debtors                                                  220,214
Cash at Bank                                               1,530
                                                         310,921
CURRENT LIABILITIES
Other Creditors due within one year                     -589,881
                                                        -589,881

TOTAL ASSETS LESS CURRENT LIABILITIES                    431,020
Creditors due over one year                              -15,254
                                                         415,766
CAPITAL & RESERVES
Called-up Share Capital
Ordinary Shares                                          443,939
Share Premium Account                                    166,468
Profit & Loss Account                                   -258,128
Shareholders' Funds                                      352,279
Minority Interests                                        63,487
                                                         415,766
```

Since the balance sheet date the Tridelta plc has completed its public
offering raising Euro 616,929 by issuing 725,799 Ordinary Shares.  On 4
August 2003 the Company floated on the OFEX market.

THE DIRECTORS OF TRIDELTA PLC ACCEPT RESPONSIBILITY FOR THIS ANNOUNCEMENT

**Source: Newstrack Service**

Print this page                                              Refresh this page

TRIDELTA PLC


EXHIBIT R


START OF TRADING ON OFEX NEWS RELEASE DATED AUGUST 4, 2003

Profile    Contact Details    News    Fundamentals    Reports and Accounts    Charts    Add to Portfolio    Close

## News

### Tridelta plc

---

**News Story**                    **Previous**    **Next**

**Tridelta plc - Start of Trading on OFEX**

Tridelta plc            Newstrack Announcements           04/08/2003

TRIDELTA PLC
("TRIDELTA" OR "THE COMPANY")

DEALINGS COMMENCE 4TH AUGUST 2003 AND
LARGE CONTRACT SIGNED FOR CANINE ACUTE PHASE PROTEIN

Tridelta plc, the Irish based Company that develops, manufactures and markets diagnostic products for the animal health care industry, announced today that dealings in the Company's Ordinary Shares have started on OFEX.

The Company is pleased to announce that it has achieved its minimum subscription under the Offer and now has 5,165,193 ordinary shares in issue. Acorn Corporate Finance is corporate advisor to the float.

The Company will use the EUR600,000 raised to develop and expand existing product lines to increase business with major pharmaceutical companies and research institutions around the world. Tridelta will also seek to commercialise its new Acute Phase Protein, Mammary Associated Amyloid A (MAA) for "on the farm" diagnosis of Bovine Mastitis, which is a common disease that affects the mammary gland of the cow, reducing the quantity and quality of the milk produced. The disease is estimated to cost farmers in Europe and the USA approximately $6 billion per annum.

As a part of the Company's growth strategy, Tridelta will seek opportunities to increase the market for its Acute Phase Protein range of tests that monitor the health and welfare of the animals before they show any physical signs of ill health. In line with their strategy, the Company is pleased to announce that the University of Glasgow Veterinary School will be using Tridelta's Canine CRP Phase(TM) and Blood Haptoglobin Phase(TM) proteins as routine tests for early stage detection of disease in dogs. These two acute phase proteins show complementary responses to disease, so that a combination of their measurement is likely to provide valuable diagnostic information to improve the health and welfare of dogs throughout the world.

Brian Hett, CEO of Tridelta plc said: "We have successfully completed our admission to OFEX and are delighted with the response from the University. We anticipate that the tests will soon become a major component of health checks for the canine population."

Professor David Eckersall, University of Glasgow Veterinary School said: "The tests have great potential to be of major value in monitoring the health of dogs and could become standard practice within the next few years."

The Directors of Tridelta plc accept responsibility for this announcement.

-Ends-

FOR FURTHER INFORMATION PLEASE CONTACT:

BRIAN HETT                TRIDELTA PLC           + 353 872 497789
MIKE WORT / GEMMA SMITH     BEATTIE FINANCIAL     + 44 207 398 3300
HARRY DUTSON              ACORN CAPITAL        + 44 870 122 5420

**Source: Newstrack Service**

# TRIDELTA PLC


## EXHIBIT S

## PROSPECTUS DATED AUGUST 4, 2004



This document is important and requires your immediate attention. If you are in any doubt about the contents of this document, you should consult, if you are in the United Kingdom, a person authorised under the UK Financial Services and Markets Act 2000 or, if you are in Ireland, a person authorised or exempted under the Investment Intermediaries Act, 1995 of Ireland or the Stock Exchange Act, 1995 who, in either case, specialises in advising on the acquisition of shares and other securities.

A copy of this document (which has been drawn up in accordance with the requirements of the European Communities (Transferable Securities and Stock Exchange) Regulations, 1992 of Ireland), having attached thereto the consents referred to in paragraph 17 of Part IV of this document and copies of the material contracts referred to in paragraph 12 of Part IV of this document has been delivered to the Registrar of Companies in Ireland for registration in compliance with Section 47 of the Companies Act, 1963 of Ireland and a copy of this document (which is also been drawn up in accordance with the requirements of the UK Public Offers of Securities Regulations, 1995 (the "POS Regulations") ) has also been delivered to the Registrar of Companies in England and Wales for registration in accordance with the Regulation 4 (2) of the POS Regulations.

To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this Prospectus is in accordance with the facts and does not omit anything likely to affect the import of such information. The Directors of Tridelta plc, whose names are set out on page 3, accept responsibility accordingly, including individual and collective responsibility, for all information contained in this document.

The share capital of the Company is not presently listed or dealt in on any stock exchange. It is intended that an application will be made for all the Ordinary Shares of the Company to be traded through OFEX, a market operated by OFEX plc in accordance with the OFEX Rule Book to allow trading in the shares of unquoted companies. OFEX is a market for unlisted and unquoted securities regulated by the Financial Services Authority. It is emphasised that no application is being made for the admission of the Ordinary Shares to the Official List of the UK Listing Authority or to trade on the Alternative Investment Market of the London Stock Exchange ("AIM"). The OFEX Rules are less demanding than those of the Official List or of AIM.

The whole text of this document should be read. An investment in Tridelta plc involves a great degree of risk and in particular, attention is drawn to the section called "Risk Factors" in Part II of the document. An investment in the Company may not be suitable for all recipients of this document. Prospective investors should consider carefully whether an investment in the Company is suitable for them in the light of their personal circumstances and the financial resources available to them.

# TRIDELTA PLC
*(Incorporated in the Ireland under the Companies Acts 1963 to 2001, No. 357237)*
## Offer for Subscription
## of up to 1,176,470 Ordinary Shares of €0.10 each @ €0.85 or Stg £0.54 per Offer Share

### Share capital following the Offer
### (assuming full subscription of the Offer Shares)

|  | Authorised | | Issued | |
|---|---|---|---|---|
|  | € | Number | € | Number |
| **Ordinary Shares** | **1,000,000** | **10,000,000** | **561,586.40** | **5,615,864** |

Acorn Corporate Finance Limited, which is regulated by the Financial Services Authority and a member of OFEX, is the Company's Corporate Adviser for the purposes of the Offer.

The advisers named on pages 3 and 4 are acting for the Company and for no one else in relation to the arrangements proposed in this document and will not be responsible to anyone other than the Company for providing the protections afforded to clients of such advisers or for providing advice in relation to the offer.

The Ordinary Shares which are the subject of the Offer will rank in full for all dividends or other distributions hereafter declared, made or paid on the ordinary share capital of the Company and will rank pari passu in all respects with all other Ordinary Shares which will be in issue on completion of the Offer.

In making any investment decision in respect of the Offer, no information or representation should be relied upon in relation to the Offer, Tridelta plc, its subsidiary, or investments or the Ordinary Shares, other than as contained in this document. No person has been authorised to give any information or make any representation other than those contained in this document and, if given or made, such information or representation must not be relied upon as having been authorised.

The subscription list will open at 10.00 am on 28th April 2003 and may be closed at any time thereafter, but in any event no later than 3 pm on 31st May 2003, unless extended by the Directors to a date not later than 3 p.m. on 25th June 2003. The terms and conditions and procedure for application are set out on pages 63 to 66 of Part V and the Application Form is set out in pages 67 to 68 of this document. The Offer is underwritten in respect of the Minimum Subscription and the Directors will not allot any shares unless applications are received for a minimum of 705,883 Offer Shares by the closing of the subscription list and application has been accepted for the shares to be traded on OFEX.



# CONTENTS

|                                           |     | Page |
| ----------------------------------------- | --- | ---- |
| DIRECTORS, SECRETARY AND ADVISERS         |     | 3    |
| TIMETABLE OF EVENTS                       |     | 5    |
| OFFER RESTRICTIONS                        |     | 5    |
| OFFER STATISTICS                          |     | 5    |
| KEY INFORMATION                           |     | 6    |
| PART I | Information on the Group          | 7    |
|        | Introduction                      | 7    |
|        | Background Science                | 7    |
|        | The Products                      | 11   |
|        | Sales and Distribution            | 15   |
|        | Markets                           | 15   |
|        | Competition                       | 17   |
|        | Contracts and Licencing Agreements| 17   |
|        | The Directors                     | 18   |
|        | The Management                    | 19   |
|        | Reason for the Offer and Admission| 20   |
|        | Information about the Offer       | 21   |
|        | Terms of the Offer                | 21   |
|        | Share Options                     | 21   |
|        | Marketability of Ordinary Shares  | 21   |
|        | Dividend Policy                   | 22   |
|        | Corporate Governance              | 22   |
|        | CREST                             | 22   |
|        | Risk Factors                      | 23   |
| PART II | Accountants' Report              | 24   |
| PART III | Illustrative Financial Projections | 39 |
|         | Definitions                      | 42   |
| PART IV | Additional Information           | 46   |
| PART V  | Application Under the Offer       | 63   |



# DIRECTORS, SECRETARY AND ADVISERS

**Directors:**

Sean Henneberry,
Non Executive Chairman,
18 Princeton,
Ardilea,
Clonskeagh,
Dublin 14.

Brian Hett,
Director,
"Caymanas",
The Nurseries,
Delgany,
Co Wicklow.

Kieran Walshe,
Director,
114 The Old Mill,
Ratoath,
Co Meath.

Paul Torgerson,
Non-Executive Director
Letzacherstrasse 15
Fällanden 8117
Switzerland

Brian Flavin
Non-Executive Director
206 Beech Park,
Lucan,
Co. Dublin

**Company Secretary and Registered Office:**

Brian Hett,
48 Main Street,
Bray,
Co Wicklow.

**Corporate Advisers:**

Acorn Corporate Finance Limited,
Bollin House,
Riverside Park,
Wilmslow,
Cheshire SK9 1DP,
England.

**Solicitors to the Company:**

Ivor Fitzpatrick & Company,
44 - 45 St Stephens Green,
Dublin 2.

**Solicitors to the Corporate Advisers:**

Halliwell Landau,
St James's Court,
Brown Street,
Manchester, M2 2JF,
England.



**Auditors and Reporting Accountants:**   Hamill Spence O'Connell,
Adelaide House,
90 Upper Georges Street,
Dun Laoghaire,
Co Dublin.

**Principal Bankers:**   Bank of Ireland,
46 Main Street,
Bray,
Co. Wicklow.

**Registrars:**   Capita Corporate Registrars Plc.
Unit 5,
Manor Street Business Park,
Manor Street,
Dublin 7.

**Irish Receiving Agent:**   Capita Corporate Registrars Plc.
Unit 5,
Manor Street Business Park,
Manor Street,
Dublin 7.

**UK Receiving Agent:**   Capita IRG Plc,
Corporate Actions,
P.O. Box No. 166,
The Registry,
34 Beckenham Road,
Beckenham,
Kent BR3 4TH,
England.



# TIMETABLE OF EVENTS:

Publication of this Prospectus                                      25[th] April 2003

Subscription List opens                                            10.00 a.m on 28[th] April 2003

Latest time and date for receipt of Application Forms
(unless extended to a time and date not later than 3.00pm
on 25[th] June 2003)                                               3.00 p.m. on the 31[st] May 2003

# OFFER RESTRICTIONS:

On Admission, the Existing Shareholders and persons connected with them will be interested in an aggregate of 4,042,354 Ordinary Shares (the Existing Shares) representing 71.98% of the enlarged issued share capital of the Company.

The Existing Shareholders on behalf of themselves, their families and others deemed to be connected with them, have undertaken to Acorn not to dispose of the Existing Shares (except in certain limited circumstances) for a period of 12 months following Admission without the prior consent of Acorn.

# OFFER STATISTICS:

The Statistics below assume full subscription under the Offer

| | |
|---|---|
| Offer Price | €0.85 or Stg £0.54 |
| Number of Ordinary Shares in issue following Admission | 5,615,864 |
| Market Capitalisation at the Offer Price following the Offer | €4.77m |
| Number of Offer Shares the subject of the Offer | 1,176,470 |
| Net proceeds of the Offer receivable by the Company. | €870,000 |
| Percentage of the enlarged issued share capital being offered | 20.9% |



# KEY INFORMATION

*The following information is derived from and should be read in conjunction with the full text of this Prospectus. Particular attention is drawn to the Risk Factors in paragraph 18 Part 1 on page 23*

- Tridelta Development Limited, the entire issued share capital of which is held by the Company, was formed in 1996 and is engaged in the development and manufacture of diagnostic products for application principally within the animal health care market.

- Tridelta has commercialised five technologies to date, with products used in most of the major pharmaceutical companies such as GlaxoSmithKline Astra-Zeneca, Pfizer and Merck and veterinary research centres worldwide.

- Product sales for the year to 31 December 2001 were €353,963 an increase of 50% on the previous year. These increased in 2002 by 36% to €481,813 with a further increase of 126% expected in the current year to €1,019,385, reflecting the continued growth of existing products and the take up of new products introduced in 2002. Total revenues including development contracts are projected to be in excess of €1.2 million.

- Tridelta has licensed a patented protein, designated as "MAA" with applications in the detection of bovine mastitis. Developments are underway for a prototype, which allows the implementation of mastitis detection on the farm.

- Tridelta has signed a co-development agreement with Sensortec NZ, to additionally develop the MAA technology for use in an in-line sensor to be used in the automated detection of mastitis on the farm.

- Tridelta has entered into an agreement with SCIL GmbH, a leading veterinary diagnostic company, to develop a range of tests for the new SCIL analyser for use by veterinary surgeons in private practice.

- An agreement has been signed with Marks and Spencer Plc to evaluate Tridelta products to monitor the health status of animals on its supplier farms as part of their farm animal quality assurance programme.

- In 2000 Tridelta established a joint venture company, TriMed Inc. USA, in collaboration with The UNEMED Corporation, Nebraska, to develop and commercialise the therapeutic applications of the MAA protein. TriMed Inc. USA is not reliant on Tridelta for funding and will raise its own capital separately.

- The proceeds of the fundraising will be used by the Group to:

  - provide working capital
  - facilitate the expansion of the Group's manufacturing and research facility
  - fund field trials
  - purchase of capital equipment for manufacturing and research.



# PART I

# INFORMATION ON THE GROUP

## 1.    INTRODUCTION

Tridelta and Tridelta Plc ("The Group") develops and manufactures diagnostic products for application principally within the animal health care market. Tridelta was established in 1996 to identify, acquire and commercialise novel proprietary technologies within the high margin, high growth segments of the veterinary diagnostic market. It has commercialised five technologies to date, with products used in most of the major pharmaceutical companies, research laboratories, state laboratories and private laboratories world wide. Product sales for the year to 31$^{st}$ December 2001 were €353,963 an increase of 50% on the previous year. These increased in 2002 by 36% to €481,813 and are expected to further increase by 126% in 2003 to €1,019,385. This high growth rate is produced by a combination of the continued growth of existing products and the take up of new products introduced during 2002. Total revenues including development contracts of over €1.2 million are projected for the current year.

Tridelta was funded initially by investment from the founders between September 1996 and April 1999. This was followed by a mixture of seed capital and loans provided by the Irish government and institutional investors, such as Campus Companies Venture Capital Fund, between April 1999 and April 2000. In addition, Tridelta has been awarded several research grants to facilitate its research and development programme. This initial funding has enabled the Company to successfully bring its "PHASE" range of products to market. Furthermore, it has enabled it to investigate the potential of the newly discovered and patented MAA protein for application in the detection of bovine mastitis and to develop prototype technologies for the implementation of mastitis detection on the farm. Further funding to support the original development of the company was raised from institutional and private investors in October and November 2002.

An agreement has been entered into with SCIL GmbH, a leading veterinary diagnostic company, to develop a range of tests for the new SCIL analyser for use by veterinary surgeons in private practice.

Tridelta has also signed a co-development agreement to develop inline sensors for use in detection of mastitis on the farm with Sensortec NZ, the research arm of a major milking machine manufacturer.

A further key agreement has been signed with Marks and Spencer Plc to evaluate the use of Tridelta products to monitor the health status of animals on its supplier farms as part of their farm animal quality assurance programme.

In 2000, Tridelta established a joint venture company, TriMed Research Inc. USA, in collaboration with UNEMED, University of Nebraska, to develop and commercialise the therapeutic application of the MAA protein. Early stage research indicates that specific segments of the protein (peptides) have the potential to reduce or eliminate the presence of microbial contaminants in the small intestine. The initial focus of the company will be the application of this discovery in the treatment of infection in premature and low birth weight babies. This business will be funded separately with Tridelta holding a 45% equity stake as at 10$^{th}$ April 2003.

## 2.    BACKGROUND SCIENCE

The Group's technologies can be divided into two areas of the business: those technologies used in Tridelta's current products and technologies that fuel the Group's research and development pipeline.

### (i)  Current Technologies

### Acute Phase Proteins

The current products are based on technologies for the detection of a range of Acute Phase Proteins present in the blood of animals. These proteins are general indicators of health and are either absent or present at very low concentrations in the blood when an animal is healthy. However, the levels of these proteins in blood rise rapidly and significantly in response to a problem, increasing up to 1000 fold when compared with the levels detected under normal conditions. The tests provide very useful information in establishing the overall general state of health of the animal and reduces the reliance on the use of a wide range of very specific and highly expensive tests.



## Typical Acute Phase Response of Major Acute Phase Proteins In A Bovine



**The Acute Phase Proteins rise in response to the inflammatory challenge and then return to normal levels on resolution of the problem.**

Tridelta has focused on three of these proteins for use in monitoring animal health:

## 1. Haptoglobin (Hp)

## 2. Serum Amyloid A (SAA)

## 3. C-Reactive Protein (CRP)

These three proteins are the major Acute Phase Proteins that occur in most animals and the level and pattern of proteins found in the animals can vary from species to species; but between these three, the general health status of most animals can be monitored. Species of specific interest include, pigs, cattle, horse, sheep, dogs, cats, and rodents.

The Tridelta Phase range assays have allowed global research and development laboratories across a wide range of specialities to effectively utilise Acute Phase Protein testing in their work. Tridelta's Phase range has not only been successful in replacing the older technology, which was complicated, expensive and inaccurate, but has also allowed for an expansion in the use of testing in areas where this testing was not previously performed. In Pharmaceutical Research in particular, it is important to establish the safety of a drug candidate in the early pre-clinical stage of animal testing prior to advancing to expensive and time consuming human trials.

## (ii) Pipeline Technologies

Tridelta is working on a series of new technologies for use in the animal welfare and healthcare markets. These are based both on new applications of existing technologies as well as newly discovered proprietary technologies.

### • Mammary Associated Amyloid and Mastitis

The Board believes that one of the major opportunities for growth potential is in the detection of mastitis. Mastitis is the biggest single cause of financial loss to the dairy industry worldwide, estimated at $2 billion per year in the USA alone. The opportunity is based on the discovery of a new Acute Phase Protein, Mammary Associated Amyloid protein (MAA) that has been specifically detected in the milk of cows. The MAA protein has been patented for use as a biological marker of mastitis and offers considerable potential for application in dairy farm herd management.

Subclinical mastitis (no obvious signs or symptoms of infection) is the major cause of financial loss, with up to 40% of a herd affected at any one time. Currently detection of mastitis (clinical and subclinical) is based on the counting of Somatic Cells, either from individual cows, or from the bulk tank milk into which all the herd's milk is collected daily. The somatic cell count (SCC) can only be performed in specialised laboratories, requires expensive automated equipment and can take up to a month before results are reported back. This has serious implications for the farmer, who is paid a premium price for milk depending on the SCC levels of his bulk tank. Any delay in identifying a



problem with the bulk tank milk affects the monthly payment from the milk processors. At present there is no way for the farmer to monitor the quality of his milk on a daily basis. Recent independent scientific studies have clearly established that detection and monitoring of MAA has the potential for addressing this problem. Sensortec, in co-operation with Dexcel, has performed an objective trial to evaluate the potential commercial benefits of the MAA technology as an on-farm mastitis diagnostic and reported *"the results of the study are very convincing. Without doubt this test has merit"*. Following their evaluation, Sensortec has now entered into a commercial development agreement with Tridelta for aspects of the MAA diagnostic technology, as well as signing a further agreement for the worldwide distribution rights to the MAA testing for off-farm laboratory testing.

- ## Animal Welfare

The recent out-breaks of BSE, foot and mouth disease (and wasting disease in the UK pig herds) has resulted in a significant drive to introduce stricter levels of control in all areas of the production cycle, from farm to the shop. Within this framework, Acute Phase Proteins have been identified as offering considerable benefit in assessing the health and welfare of animals on the farm, up to and including post-slaughter inspection at the processing plant. The current Tridelta tests can be used to assess the levels of these proteins, but can only be run in a laboratory setting. Tridelta has identified several alternative platform technologies which will allow for mass screening of animals at the processing plant as well as for use on the farm using simple, disposable point of care test formats.

- ## C-Reactive Protein

In human medicine C-reactive protein (CRP) is widely used in monitoring inflammation. Increasingly, it is now also used as a very important prognostic indicator for likely onset of cardiac problems, so that the role of the test has taken on greater significance. All existing commercially available tests for CRP are species specific, (i.e. a test for one species cannot be used for others) and rely on the use of antibodies for the detection and monitoring of CRP. However, Tridelta has discovered a novel technology that can detect CRP without the use of antibodies. Furthermore, the basic technology has the potential for use in detecting CRP from any species, so that one test will have multi-species application. While Tridelta ultimately plans to apply this new technology for use in widespread detection of CRP in animals of interest, the Company will sub-licence this technology for use in the field of human diagnostics. Current testing for CRP in human diagnostics is estimated to be worth US$200 million per annum. Patent applications for this technology have been filed.

- ## Companion Animal Diagnostics

It is estimated that there are 35 million domestic cats and dogs in Europe. The market for small/companion animal products is now worth more than US $2.5 billion annually when sales of therapeutics, diets and over the counter products are included. In the USA US$46.5 million is spent on two diagnostic products alone: canine heartworm (US$26.5 million) and feline leukaemia (US$20 million).

Veterinarians world-wide would be willing to offer an improved service if they had the technology available to them similar to their contemporaries in the human health care field. It is, therefore, a prime market for development, as the science and technology are understood and only need adaptation for use in the veterinary world. The additional expense of diagnostic tests is increasingly being covered by pet healthcare insurance, in addition the public are now demanding a more complete healthcare service and vets no longer have the financial constraints of the owner to consider.

Diagnostic tests can be broken down broadly into three market segments:

1. Enzymatic assays for enzymes and substrates, for example blood glucose.

2. Immunodiagnostics assays for proteins and hormones, for example thyroid activity.

3. Assays to detect pathogens, for example salmonella.

Kits for enzymatic assays are readily interchangeable between species and are available for the veterinary world. However, with immunodiagnostics, and in the case of some pathogens, the assays are species specific, and at present



most assays available to veterinary laboratories are human kits that are in some way adapted by the individual laboratories. This is far from satisfactory, often resulting in large variations in results. In some cases no animal assay is currently available.

Immunodiagnostics for companion animals (dogs, cats) are currently sent away to specialist centres for results. Therefore there is a major opportunity to develop a point of care system, which would enable the vet to perform these assays in the surgery. Tridelta has leveraged this opportunity and has signed an agreement with SCIL GmbH to develop such a point of care system.

SCIL GmbH is the second biggest company world wide in the supply of equipment and tests for the companion animal sector. SCIL has acquired the rights for a new immunological analyser, currently in development for use in the field of human diagnostics, and will focus the sale of this instrument towards private veterinary practices in the US and in Europe. Tridelta's agreement with SCIL is to develop and manufacture a range of assays for use on this analyser.

## TriMed Research Inc.-The MAA Therapeutic

Following the initial discovery of the MAA protein, subsequent studies, performed in collaboration with researchers in the USA have demonstrated that the MAA protein has the potential for use in therapeutic treatment of intestinal infection. Additional patents have been filed to cover the MAA technology for these therapeutic applications. The discovery has resulted in the establishment of a joint venture company, TriMed Research Inc., between Tridelta and UNEMED, based in the University of Nebraska USA, to further develop this highly innovative discovery (Tridelta currently has a 45% holding in the TriMed operation). The company intends to focus the initial development programme on a treatment for intestinal infection in premature babies.

The disease, Necrotising Enterocolitis (NEC) is a significant problem in premature babies, and the number of cases is growing world wide as methods for treating infertility improve and multiple births become more common. There are no current treatments for this problem and it is anticipated that any successful treatment would receive "Orphan Drug" Status and could be fast-tracked to the market. It is estimated that the market opportunity for this treatment alone is worth in the region of US $150-$300 million annually.

TriMed is currently seeking funds in the US to take the development on to the next stage. The development time frame is estimated at between 5-7 years, but given the potential for orphan drug status, the Directors believe that the product could potentially reach the market in less than five years. Following initial launch for NEC treatment, the company's initial research indicates that the MAA therapeutic could be further developed for use in the treatment of a wide variety of other problems, with the potential for prophylactic treatment being developed for both human and veterinary healthcare.

This company is to be separately funded with Tridelta retaining an equity interest. It therefore represents a long-term opportunity for capital gain and/or dividend income.



3.      **The Products**

Tridelta holds a number of exclusive worldwide licences both for its current products and the new technologies under development.

Tridelta has developed and is developing a number of products that it either sells under the Tridelta label or own label products for other companies (OEM).

## (i)  Tridelta Label

## Current Products

Tridelta currently has five fully developed, revenue generating products, which make up its current "PHASE" range of acute phase protein assays.

## "PHASE" Haptoglobin

The first product in Tridelta's range of Acute Phase Protein assays, "PHASE" Haptoglobin was released to the market ahead of schedule in January 1999. "PHASE" Haptoglobin is the first non-immunological, non-species specific, colorimetric assay for Haptoglobin. The assay was developed by Tridelta in conjunction with the University of Glasgow Veterinary Department and utilises the spectroscopic analysis of the haptoglobin-haemoglobin complex to produce an assay which can be used on a variety of automated analysers, allowing convenient, accurate and rapid analysis of specimens in large numbers. For the first time, workers are able to utilise a single assay, on a range of species. Prior to the introduction of "PHASE" Haptoglobin, pharmaceutical companies, for example, had to develop their own "in-house" immunological assay for haptoglobin, which, as well as being tedious and time consuming, had to be validated for each species involved and had to be further re-validated for each new batch of antiserum used.

The introduction of the "PHASE" range of assays has the potential to save pharmaceutical companies millions of pounds while at the same time, providing more precise data. The ease of use afforded by "PHASE" Haptoglobin has already led to its substitution of the old inferior technology.

Tridelta holds an exclusive licence for this technology worldwide and is currently successfully marketing the assay to pharmaceutical companies, universities, veterinary laboratories, food safety institutions and research facilities around the globe.



# ELISA
## Enzyme Linked Immuno Sorbent Assay

The SAA and CRP assays utilise the established ELISA principle as shown below;

**Assay Principle**



-Antibodies bound to wells of an ELISA plate

-Sample is added
-Analyte binds to antibody

-Enzyme labelled antibody is added, binds to analyte

-TMB substrate is added, colour change is produced

The intensity of the colour produced is directly proportional to the amount of analyte present

## "PHASE" Serum Amyloid A Assay

Tridelta introduced the "PHASE" Serum Amyloid A Assay in July 1999 and holds a worldwide licence for this ELISA technology (fig.1) developed by the University of Nebraska, Omaha, USA. The introduction of this second major Acute Phase Protein Assay, marketed to the same customer groups as the "PHASE" Haptoglobin Assay, further established Tridelta as a producer of leading edge, innovative diagnostic assays in the eyes of its customers.

Measurement of SAA had suffered from similar drawbacks to haptoglobin but with the introduction of the rapid, simple and convenient "PHASE" SAA, similar benefits have accrued to end-users: the assay is again multi-species, one assay can be used for a variety of subject animal species and validation, reproducibility and accuracy have again been removed as concerns from the diagnostic process.

The assay is being sold in increasing numbers to pharmaceutical companies, universities, veterinary laboratories, food safety institutions and research facilities worldwide.

In addition to the above multi-species tests, Tridelta have three species specific tests: -

**"PHASE" Mouse Serum Amyloid A**, this is a test specifically aimed at both academic and pharmaceutical research centres worldwide.

12



**"PHASE" CRP-Canine** is the first commercially available ELISA CRP (carbon-reactive protein) assay for dogs, with applications in both research and veterinary practice situations.

**"PHASE" CRP-Porcine** is the first commercially available ELISA CRP assay for pigs, which has applications in the food quality and animal welfare areas, as well as potential use in medical research.

Tridelta has recently been approached by Astra-Zeneca to develop several of Tridelta's "PHASE" assays, which they are already using routinely, into an automated form to allow for increasing usage.

## Pipeline Products

### Mastitis

Three market segments have been identified for the development of assays using Tridelta's proprietary MAA technology for on-farm testing.

Mastitis is recognised as a double edged sword for the dairy industry, affecting both the health and productivity of the affected animal and also the quality of the milk produced, which can lead to serious financial penalties and in extreme cases can result in discarding of the entire milk collection.

Recent independent research utilising Tridelta's leading edge MAA technology has been published and presented at the prestigious **International Symposium on Mastitis and Milk Quality conference, held in September 2001 under the auspices of the National Mastitis Council and the American Association of Bovine Practitioners.** Researchers from the United Kingdom and Sweden independently established that MAA appears in the milk of affected dairy cows in the presence of disease, stating:

*"The results of this experiment show that acute phase proteins are a specific marker for infected mammary glands."*

Additional research was carried out to establish the diagnostic significance of the MAA in the milk, with the researchers finding that:

*"Results suggest that MAA may be useful as a diagnostic marker for clinical and possibly subclinical mastitis from approximately eight days after calving and possibly from around 3 days after calving."*

*"This study shows that Milk Amyloid A is a sensitive marker of inflammation also in milk."*

Importantly, work was also carried out to establish the effectiveness of MAA when compared with current diagnostic methods, the results of which led the research groups to state:

*"Cows that developed clinical mastitis showed an increase in MAA approximately 24 hours prior to an increase in SCC and 2-3 days prior to the detection of clinical signs. Measurement of MAA may lead to earlier diagnosis of mastitis that could lead to improved cure rates due to rapid use of appropriate therapy and also possibly increased sensitivity of detection of some pathogens."*

*"The levels of MAA in subclinical mastitis are approximately half those seen in clinical disease and the MAA were shown to correlate well with conventional markers of subclinical disease such as SCC."*

### (a) Bulk Tank Monitor

The herd is normally milked twice per day on a dairy farm and all milk is collected daily into a holding tank (the bulk tank) and held for shipment to the dairy by tanker; the frequency of tanker collection can vary. The quality of the milk depends on the incidence of mastitis in individual cows but the farmer must rely on a laboratory-based test to assess the milk quality. He has no control on the farm other than to rely on visual inspection of individual cows, and symptoms are only evident when an animal has clinical, but *not* subclinical mastitis. Tridelta has identified that the

13



monitoring of bulk tank MAA levels could provide the farmer with a daily assessment of his bulk tank milk, allowing him to take immediate action should he detect evidence of an outbreak of mastitis. Further studies are in progress to substantiate the use of the MAA protein for use in analysis of bulk tank milk. In addition, Tridelta has now identified a platform that will allow the Company to develop a bulk tank test for easy and simple use on the farm.

## (b) Cow side test

Development of a prototype test for use "cow side" has commenced and is based on a simple "dip-stick" technology similar to that used for home-use pregnancy tests. The test will be aimed at identification of the infected cow(s) so that the farmer can isolate the animal(s) for treatment. Furthermore it will allow the farmer to redirect the milk away from the bulk tank, ensuring his Bulk Tank SCC is not compromised by infected animals.

The ability to identify specific animals with mastitis, and critically, which quarter is infected, will allow the farmer to treat the infected animal quickly so that milk produced returns to an acceptable quality for collection in the bulk tank. Over 70% of cows with high milk SCC do not have any clinical symptoms, thus rendering any visual inspection ineffective as a means of diagnosis.

In order to most effectively market the MAA based Bulk Tank and Cow-Side assays, the Company is seeking a marketing partner with a strong, existing presence and expertise within the target market place of the worldwide dairy industry.

## (c) In-line sensors

Many dairy farms are moving to robotic milking machines, these machines remove the need for human intervention in the milking process. However, this introduces a new problem as it eliminates the current visual inspection of cows, either for swelling of the udder or for evidence of mastitis by examination of the milk. Tridelta, in collaboration with Sensortec/Fullwood UK (a major player in the robotic milking machine market) has identified a solution to this problem. The two companies have recently set up a joint development programme to develop an in-line sensor for the detection of MAA in milk, which can be incorporated into a robotic milking machine. As all animals are electronically tagged, any cow with raised MAA will be recorded and treatment can be appropriately administered following a review of the daily results. The in-line sensor will have significant additional application in conventional milking parlours where the "herring bone" systems still predominate as it will allow for automated mastitis monitoring in the manual system, alerting the dairyman to potential problems at an early stage.

## (ii) OEM

## Current Products

## Biosource International Inc. ("Biosource")

Tridelta has a contract with Biosource for the supply of all of its Phase range products in component form which Biosource in turn assembles and markets under its own brand name, "Cytoscreen". This contract is expected to generate revenues of approx. €70,000 in the year 2003 with further growth expected in subsequent years.

## Pipeline Products

## SCIL

An agreement has been signed with SCIL to develop immunodiagnostic assays for companion animals. At the time of agreement, the deal was estimated to be worth an initial €250,000, with sales of the resulting tests to SCIL estimated to rise to €2.2million by the end of 2005. The agreement is to firstly develop the assays then to manufacture these assays specifically for SCIL, which will then market them under its own brand. Significant additional opportunities have been identified by application of the SCIL analyser coupled with Tridelta diagnostics in other areas of testing, including animal welfare monitoring in the production environment. SCIL plans to launch these products in the 1st quarter of 2004.



These pipeline technologies and products can be summarised as follows

| New Product | Market Area | Significant Benefits |
|---|---|---|
| Bulk Tank Monitor | Dairy Farm | Allows farmer to monitor herd health and milk quality in "real time", giving control of quality to the farmer as well as providing a valuable measure of herd health. |
| Cow-Side Test | Dairy Farm | Allows farmer to carry out simple, accurate diagnostic test on suspect animals to detect and treat mastitis at an earlier time. |
| In-Line Sensor | Dairy Farm | Allows robotic milking machines to detect the presence of MAA automatically and provide a measure of both animal health and milk quality for robotic milking systems. |
| Animal Welfare Testing | Farms | Allows farmer and vet to carry out measurement of the health of an animal or number of animals to maintain best animal health and welfare. |
| Companion Animal Diagnostics | Veterinary Surgeon | Allows vets. to perform diagnostic measurements "in-house" as opposed to sending off samples for analysis to an outside laboratory. |
| New Technology CRP Assay | Human and Veterinary Medicine | Simple, improved assay which allows for multi-species analysis from single test kit. |
| MAA Therapeutics | Human and Veterinary Medicine | Potential new therapeutic candidate, which is anticipated to have therapeutic benefits in a number of human and veterinary disease areas. |

## 4.    SALES AND DISTRIBUTION

Tridelta is focused on the European and USA markets, with a developing presence in the Far East areas of Japan and Taiwan, where it is involved with a Government sponsored study in the animal welfare area. The Group currently operates on a worldwide stage through a network of 14 distributor companies and by directly marketing to customers.  At present, sales are derived in approximately equal measure from distributor companies and direct sales. Tridelta currently has an established presence across the complete customer profile from individual veterinarians, through university and institutional laboratories, to all the major pharmaceutical companies. The distributor companies have autonomy of operation within their own country under guidance from Tridelta and supported by the team from Ireland with sales and marketing support through journal advertising, meeting attendance, exhibition attendance and sponsorship, sales lead co-ordination, research sponsorship and marketing materials.

In light of the products under development, the Group is also actively expanding its distributor network, seeking out companies which will be of value to this product range as well as being capable of expanding the market for its existing products.

The mastitis opportunity will achieve most rapid commercialisation by establishment of a strong strategic partnership. In this respect, Tridelta is negotiating with a number of agricultural diagnostic and pharmaceutical companies to find a strategic partner which will be responsible for the sales and marketing of the mastitis diagnostic products.

## 5.    MARKETS

### (i) Pharmaceutical Industry

Tridelta's current products are aimed at a number of different market sectors. The complete range of "PHASE" products are used by the pharmaceutical research sector as part of the drug development process. Among the many

15



companies using Tridelta assays, are the top five pharmaceutical companies in the world, namely Pharmacia, GlaxoSmithKline, Astra-Zeneca, Pfizer and Merck as well as other leading companies such as Pliva, Hoffman La Roche, Bristol Myers Squibb, and Aventis.

Trials begin at a very early stage in order that the potential of a new drug to cause toxic side effects can be investigated during development. Trials commence with laboratory animals including rodents and dogs before progressing to species in the ultimate target markets, either animals or humans, depending on the market sector. The "PHASE" range of products is critical in detecting undesirable inflammation or other side effects induced as a result of administration of the new chemical entity. In addition the tests are also highly beneficial in assessing the efficacy of new drugs to reduce inflammation. Successful treatment of an animal or human with new anti-inflammatory drugs will be reflected by a rapid decrease in the levels of detectable acute phase proteins.

## (ii) Farm Animal Production

The health and welfare of farm animals has been identified as critical for the production of high quality, safe food products. The pressures to improve the whole production process are coming from several different directions:

- The consumer:
  who is demanding a safer, high quality product and is insisting that the health and welfare of farm animals is rigidly enforced.

- The retailers:
  who are cognisant of the consumer demands that the farms that supply them have good health and welfare practice.

- The production industry:
  which has seen massive reductions in income resulting from the recent BSE and Foot and Mouth outbreaks.

- The State:
  which has seen the importance of confirming the safety and quality of animals and the impact these factors have on exports.

In the agricultural sector where costs are very closely monitored, the Acute Phase Proteins can provide a very important tool in establishing that animals are produced under optimal conditions to ensure a high quality product for the consumer. Tridelta has identified this sector as one of the key strategic areas for future growth and believes that it offers significant potential for further development. The global market potential for application of the "PHASE" products in this sector is estimated by the directors to be €200 million per annum.

Experience gained through dealing with Marks and Spencer and in negotiations with other food retailers in other countries has indicated that the food retail industry is driven by the consumer's requirement for safe, healthy food produced in acceptable humane conditions and with due regard given to the health and welfare of farm animals. The concept of a Retailer being able to market Producer Animal Health and Welfare Assurance Schemes as an indicator of the Retailer's quality of product and concern for the welfare of the farm animals will increase the use of Acute Phase Protein testing on a regular basis on producer farms.

## (iii) Academic Research Laboratories

Substantial levels of research are carried out globally in academic laboratories, state laboratories and private laboratories which involves the use of animal models and significant numbers of these use the "PHASE" range of products to facilitate their studies. Tridelta is continuing to focus its products in this market and sees considerable growth potential in the sector. Other areas identified for potential application of the existing range of products include, research into the growing use of animal organs for transplantation, the development of new food products for companion animals and the further penetration into the diverse field of inflammation research conducted world wide.

16



## 6.    COMPETITION

Tridelta has a unique product line with little or no competition for the existing product range. The only competition in the area of APP is limited to a small number of non-specialist companies offering either individual products or obsolete technologies, which are now not widely used.

In the diagnosis of mastitis, all current diagnosis requires enumerating the somatic cell count and can only be performed in specialised laboratories with sophisticated equipment. There are no products for performing cell counts that are available for use on the farm. A simple cow side test is available which allows for subjective assessment of the status of udder health in cows. However, the test is highly subjective, is not sufficiently sensitive for all infections and cannot be used for in-line or bulk tank monitoring of milk quality. Alternative electronic test systems have been developed and marketed for use on the farm and are based on conductivity testing. However, this technology is not considered reliable and is not widely used. The company is not aware of any other technology that offers potential for use in bulk tank, cow side and in-line sensors. Patents have been filed to protect the MAA protein as a diagnostic tool in mastitis screening. The Directors are not aware of infringement of any other patents that could compromise the MAA technology.

Within the In-Surgery veterinary analyser market there are currently no "point of care" systems available for the vet to measure immunological parameters such as hormones and infectious diseases.  With the aid of Tridelta's technology, SCIL will be addressing these issues.

## 7.    CONTRACTS AND LICENCING AGREEMENTS

Set out below are the agreements and patents, for which Tridelta has an exclusive world wide licences.

- **Haptoglobin**
  On the 14[th] October 1999, Tridelta entered into an agreement with the University of Glasgow whereby Tridelta was granted an exclusive worldwide non-transferable licence to use the patents and know how in relation to the assay for Haptoglobin. This agreement was updated on 31st January 2000.

- **Serum Amyloid A**
  On 30[th] March 1999, Tridelta entered into an agreement with Accuplex LLC (University of Nebraska) whereby Tridelta was granted an exclusive worldwide licence to possess and use cell lines for producing monoclonal antibodies for the measurement of Serum Amyloid A, an acute phase protein in humans and animals, together with information relating to the use of these antibodies.

- **BioSource International Inc.**
  On 21[st] June 1999, Tridelta entered into an agreement with BioSource International Inc. to supply a range of acute phase protein assays for re-labelling and sale by BioSource.

- **Canine C Reactive Protein**
  In June 1999, Tridelta entered into an agreement with the University of Glasgow whereby Tridelta was granted an exclusive non-transferable worldwide licence to manufacture, distribute and sell products based on the assay for Canine C Reactive Protein ("CRP").

- **MAA and Mastitis**
  On the 9[th] of December 1999, Tridelta plc entered into in an agreement with Accuplex LCC (University of Nebraska) whereby Tridelta was granted a further worldwide exclusive licence by Accuplex to the patent application for diagnostic assays of MAA, a new acute phase protein, as a marker of mastitis.

- **Porcine C Reactive Protein**
  In March 2000, Tridelta entered into an agreement with Utrecht University whereby Tridelta was granted an exclusive non-transferable worldwide licence to manufacture, distribute and sell product based on the Porcine CRP using the novel antibodies for Porcine CRP developed by Utrecht University.



- **Haptoglobin and Mastitis**

  In May 2000, Tridelta entered into an agreement with the University of Glasgow whereby Tridelta was granted an exclusive worldwide non-transferable licence to use the patents and know how in relation to the manufacturing, distribution, and selling of products derived from the patent and know how in respect of the use of Haptoglobin as a marker for Mastitis.

- **Therapeutic Application of the Mammary Amyloid A Protein**

  In 2000 Tridelta established a joint venture company, TriMed Inc. USA, in collaboration with The UNEMED Corporation, Nebraska, to develop and commercialise the recently discovered and proprietary therapeutic applications of the MAA protein.

- **Marks and Spencer**

  On the 26$^{th}$ April 2001, Tridelta entered into an agreement with Mark & Spencer plc to evaluate the use of Tridelta's novel Acute Phase Proteins (APP) assays in the development of quality assurance and animal welfare programme.

- **SCIL Animal Health GmbH**

  On the 27$^{th}$ December 2001, Tridelta entered into an agreement with SCIL to develop and manufacture a range of assay cartridges for SCIL's ImmunoLab Vet Analyser.

- **Sensortec Limited**

  On the 5$^{th}$ April 2002, Tridelta entered into an agreement with Sensortec to develop an on-line or off-line/hand-held system to measure Tridelta's proprietary MAA as a marker of mastitis in dairy cows.

## 8.  THE DIRECTORS

*Sean Henneberry, aged 62 Non-Executive Chairman*

Sean, a chartered accountant brings a wealth of experience to the board in both a general business capacity and specifically in the dairy industry from his time as managing director of Maststock. Sean also holds a number of other chairmanships in both the public and private sections details for which can be found on Page 50 section 5(a) (1).

*Brian Hett, aged 47, Chief Executive Officer*

Brian is the founder of Tridelta. He is responsible for the general management of Tridelta with responsibility for its medium and long-term strategic planning. Prior to founding Tridelta, Brian was the sales and marketing director of Biotrin International plc (Biotrin), a venture capital funded company in the field of organ damage diagnostics. In this board position at Biotrin, Brian was responsible for the strategic direction of that company and was heavily involved in a successful IR£3.5 million (€4.4 million) fund-raising exercise.

Brian joined Biotrin from Boehringer Mannheim GmbH Germany (Boehringer) where he worked in the international strategic planning unit. During his seven-year tenure at Boehringer, he was General Manager of the diagnostic division of Boehringer Mannheim India Ltd. based in Bombay, having previously held senior management positions in the Middle East. He also spent two years with Abbott Laboratories Inc. in Saudi Arabia.

Brian also currently acts as an expert evaluator to the European Union in the assessment of scientific projects for funding applications. He has recently also been nominated to the industry group of the European Commission's Competitiveness in Biotechnology Advisory Group.

Brian gained a very solid grounding in the diagnostic industry at the beginning of his career whilst working as a medical laboratory scientific officer in the City Hospital Nottingham UK for nearly 6 years.



*Kieran Walshe, aged 45, Executive Director*

Kieran joined Tridelta shortly after its conception and was one of the two original co-investors. His principal responsibility is for the technical development of the Company as well as identifying new technologies and product ideas which add to the Company's growing product portfolio. Prior to setting up Tridelta he was responsible for running a contract product development operation based in the Biotechnology Centre, University College Dublin where he co-ordinated the development of a series of products for International Diagnostic operations based in Ireland .

Prior to joining UCD, Kieran was Production and Development Manager in Biotrin International, Dublin where his responsibilities included locating and setting up a new laboratory facility to comply with international quality requirements. He was instrumental in directing all new product development which led to the company establishing itself as a market leader in organ damage markers and infectious diseases.

Before joining Biotrin, he gained extensive product development and manufacturing experience working with Olympus Diagnostics, Co. Clare, Ireland. During this time he was involved in the development, scale-up and transfer to production of a range of membrane based diagnostic tests.

Kieran currently acts as an evaluator to Enterprise Ireland and Bioresearch Ireland, providing specific support in the technical and commercial evaluation of projects submitted for funding approval. He is also involved with a European consortium set up to establish international standards for use in quality control of diagnostic tests.

*Paul Torgerson, aged 41, Non Executive Director*

Paul is a fully qualified veterinarian and has recently been appointed Associate Professor at the University of Zurich, Switzerland. Prior to this appointment, Paul was a lecturer in Veterinary Parasitology at the Faculty of Veterinary Medicine, University College Dublin. Paul has previously held positions at Cambridge University in agricultural and food research during which time he gained a PhD in veterinary medicine. Paul also has several years' experience in mixed veterinary practices. Paul has over forty publications to his credit and is the co-author of "Microbial and Parasitic Diseases of the Dog and Cat". He is also an advisor to national and international bodies on parasitic disease control. Paul offers his considerable practical and theoretical veterinary knowledge to help the Group achieve its strategic goals.

*Brian Flavin, aged 30, Non-Executive Director*

Brian is a Chartered Accountant by profession and is a member of the Institute of Chartered Accountants in Ireland. He also holds a Bachelor of Commerce Degree from University College, Dublin. Brian has a diverse range of small business and multi-national business experience, gained in a variety of industries, including pharmaceuticals and drug development, industrial machinery and hi-tech printing. He has worked globally with Elan Corporation and with Caterpillar Inc. and has held a number of non-executive directorships with small private companies based in Ireland, including one start-up drug development company. Brian acts on the Board of the Company as nominee of Campus Companies Venture Capital Fund.

## 9. THE MANAGEMENT

*Martin Gallagher- Marketing Manager*

Martin joined Tridelta following extensive experience in the diagnostics, medical supply and ethical pharmaceutical industries as regional and national sales manager and marketing manager in both the United Kingdom and Ireland. Having worked for International companies such as Boeheringer Mannheim, GmbH, Abbott Laboratories Inc. Novo Nordisk Limited and Pfizer Inc, he has gained a wealth of experience across a diverse range of industry sectors and has an in-depth knowledge and understanding of the ethical pharmaceutical, diagnostic and medical supply markets.

In addition to the marketing of Tridelta's product range, he has responsibility for Tridelta's computer systems, having gained experience with computers throughout his career, as well as having worked for the Gateway computer company. Martin designs, maintains and manages Tridelta's web site.



Martin gained his grounding in diagnostics by virtue of spending seven years as a Medical Laboratory Scientific Officer in Scotland.

*Ita Brady- Manufacturing Manager*

Ita joined Tridelta to take responsibility for its manufacturing operation. Prior to joining Tridelta, Ita gained extensive manufacturing expertise working in both the production and quality divisions of Wyeth Medica Ireland Limited.

Ita has also spent several years working in the diagnostic industry with Biotrin International Limited where she was responsible for running the key immunoflourescent manufacturing side of the operation, from raw material generation through to final packaging of the finished product. Part of this work involved running cell culture operations to generate the raw materials essential for production of the company's principle product line, a function which also forms an integral part of Tridelta's manufacturing operation.

In the course of her industrial experience Ita was instrumental in establishing production activities to conform to the highest international standards, with the unit gaining ISO 9002 and full Food & Drug Administration accreditation. Ita's earliest scientific experience was acquired in the Irish Equine Centre in Naas Co. Kildare where she worked on the development of recombinant proteins for use as vaccines in Equine Herpes Virus, as well for use in diagnostic applications.

## 10.    REASONS FOR THE OFFER AND ADMISSION

The Board believes that a trading facility through OFEX will raise the profile of the Company and provide a platform for the development of the Company's business by facilitating the raising of funds.

The proceeds of the Offer of approximately net €870,000 will be used by the Company to cover operating expenses and to provide working capital for the Company in the following key strategic areas of the business:

- Further development and expansion of the existing product lines, with potential for increasing business with major pharmaceutical companies and research institutions worldwide.

- Development of a new range of assays for use with a novel In-Surgery veterinary analyser in partnership with SCIL GmbH, the second largest veterinary diagnostic company in the world.

- Development of the market for Acute Phase Protein measurement in the field of Animal Welfare and Health Monitoring with implications for food safety.

- Development and commercialisation of the Company's patented discovery of the new Acute Phase Protein, Mammary Associated Amyloid A (MAA) for diagnostic purposes in the field of Bovine Mastitis.  In addition, the Company will participate in its development as a therapeutic compound through its shareholding in TriMed.

Additional growth opportunities for the Company are expected to realise significant revenues with projected income by the end of 2005 from the Opportunity Areas of:

| | |
|---|---|
| SCIL GmbH Partnership | €2.2million |
| Animal Welfare Market, | €2.8 million |
| Bovine Mastitis Diagnostics | €2.8 million |



## 11. INFORMATION ABOUT THE OFFER

The Offer is conditional, inter alia, on the Company receiving the Minimum Subscription on or before 31st May 2003 (or such later date as the Company, and Acorn may agree but in any event not later than 25th June 2003), and application having been accepted for the shares to be traded on Ofex. Further details of the Offer for Subscription Agreement are set out in paragraph 8 of Part IV of this document.

Under the Offer for Subscription Agreement, Acorn has agreed to use its reasonable endeavours to procure subscribers for the Offer Shares.

## 12. TERMS OF THE OFFER

Up to 1,176,470 Ordinary Shares are being offered for subscription at Offer Price, to raise €1,000,000 before expenses. The net proceeds of the Offer assuming full subscription is achieved are estimated to be €870,000 after expenses.

The Offer is conditional upon the Company's application to join OFEX being accepted and upon valid applications being received for the raising of the Minimum Subscription before deduction of expenses. If applications for this amount are not received, cheques or bankers drafts received from applicants will be returned, or a cheque in favour of the first named applicant crossed "A/C payee" will be dispatched to the address of the first named applicant. No Ordinary Shares will be issued unless valid applications are received for such number of Offer Shares at the Offer Price as is equal to the Minimum Subscription. The Offer is underwritten to the Minimum Subscription. Applicants under the Offer may apply for a minimum of 4,000 Offer Shares (€3,400 or Stg £2,160) and thereafter in multiples of 500 Offer Shares. Applications must be made on the Application Form. Details of the procedure for application for Offer Shares are set out in the attached Application Form. The Directors reserve the right to reject in whole or in part or to scale down any application.

The subscription list will open at 10 am on 28th April 2003 and may be closed at any time thereafter but in any event no later than 3 pm on 31st May 2003, unless extended by the Directors to a date not later than 3 pm on 25th June 2003. The Offer Price is payable in full on application.
The Offer Shares will, following allotment, rank pari passu in all respects with the existing Ordinary Shares and will have the right to receive all dividends and other distributions hereafter declared, made or paid in respect of the issued Ordinary Shares.

A commission may be payable by the Company to recognised financial intermediaries who procure subsidiaries for ordinary shares to the Offer. Ordinarily this commission would not be more than 3%.

## 13. SHARE OPTIONS

In order to attract, motivate and retain key executives of the Company, the Company has adopted the Share Option Scheme, a summary of which is set out at paragraph 9 Part IV of this document. At the date of this document 278,833 options have been granted by the Company under this Share Option Scheme.

The maximum number of Ordinary Shares over which options may be granted pursuant to the Share Option Scheme shall not exceed the maximum set by the Irish Association of Investment Managers, being 10% of the issued Ordinary Share capital of the Company.

## 14. MARKETABILITY OF ORDINARY SHARES

It is intended that an application will be made for the Ordinary Shares in issue and to be issued pursuant to the Offer to be admitted to trading through OFEX and the Offer is conditional upon the grant of permission to trade the Ordinary Shares through OFEX being obtained. OFEX is a market operated by OFEX plc (which is part of the S J & S plc group of companies), which allows trading in the shares of unquoted companies. OFEX provides a facility for member firms to deal through an independent market maker (JP Jenkins Limited), and access to a comprehensive company information and announcement system provided by Newstrack which is presently distributed to Bloomberg, Primark and Reuters. Newstrack is an electronic news and information service for professional intermediaries that carries information on OFEX including mid-prices. Newstrack is available to private investors though the internet at www.ofex.co.uk.



Any individual wishing to buy or sell shares that are traded on the OFEX market must trade through a stockbroker (being a member of OFEX), as JP Jenkins Limited cannot deal directly with the public.

The share capital of the Company is not presently listed or dealt in on any stock exchange. It is emphasised that no application is being made for admission of these securities to AIM or the Official List.

## 15.    DIVIDEND POLICY

The Offer Shares will, following allotment, rank pari passu in all respects with the existing Ordinary Shares and will rank in full for all dividends and other distributions declared, paid or made in respect of the Ordinary Shares. The Directors intend to commence the payment of dividends when it becomes commercially prudent to do so and subject to the availability of distributable reserves.

## 16.    CORPORATE GOVERNANCE

The Board recognises the importance of sound corporate governance whilst taking into account the size and nature of the Group. As the Group grows, the Directors intend that the Group should develop policies and procedures which reflect the Principles of Good Governance and Code of Best Practice as published by the Committee on Corporate Governance chaired by Sir Ronald Hampel ("the Combined Code"), as are appropriate to a company of its size. The Board will take such measures, so far as is practicable, to comply with the Combined Code.

The Company intends to adopt a code of corporate governance practice embodying the principal tenets of the Combined Code which are relevant to the Company. Moreover, the Company has appointed an audit committee headed by the Chairman, to review the Company's compliance with the Combined Code at regular intervals, and a remuneration committee.

The Company has adopted and will operate a share dealing code for Directors and Existing Shareholders (in respect only of their shareholdings as at the date of this document) and applicable employees on the same terms as the former London Stock Exchange Model Code for companies whose shares have been admitted to AIM.

The Company has also undertaken that it will issue announcements via the OFEX Newstrack service.

## 17.    CREST

CREST is the computer based system whose procedures enable title to securities to be evidenced and transferred without written instruments.

The Directors intend to apply for the Ordinary Shares to be admitted to CREST with effect from Admission. Accordingly, settlement of transactions in the Ordinary Shares following Admission may take place with in the CREST system if the relevant shareholders so wish.

CREST is a voluntary system and holders of Ordinary Shares who wish to receive and retain share certificates will be able to do so. Persons acquiring other shares as part of the offer may, however, elect to receive them in uncertificated form if they are a "system member".



## 18.    RISK FACTORS

In addition to the other information set out in this document, the following specific factors should be considered carefully in evaluating whether to make an investment in the Company. The investment offered in this document may not be suitable for all of its recipients. If you are in any doubt about the action you should take, you should consult a person authorised under the Financial Services and Markets Act, 2000, in the UK or in Ireland your stockbroker, bank manager, accountant, solicitor or other independent adviser authorised or exempted under the Investment Intermediaries Act, 1995 or the Stock Exchange Act, 1995 who specialises in advising on the acquisition of shares and other securities.

The Directors believe the following risks to be the most significant for potential investments.

- The Group has a small management team and the loss of a key individual could affect the Company's business. Whilst the Company has entered into service agreements with the executive directors and they are shareholders in the Company, the retention of their services cannot be guaranteed.

- The Group's plan of operation is based on assumptions concerning future events that on the basis of information to date the Directors believe to be reasonable but which are subject to uncertainty and change. There is no certainty that the Group's strategy will be realised or that it will achieve the sales and profits stated in the illustrative financial projections.

- Tridelta's products are based on proven technology and satisfied customers testify to their performance and reliability. Nevertheless, management estimates of future sales are based on their subjective assessments of the likely level of interest in the products from potential purchasers. These estimates are inevitably subject to error.

- Tridelta will carry out business with non-Irish based parties and may consequently be exposed from time to time to foreign currency exchange rate fluctuations.

- Tridelta uses patented technology and whilst registration is an indication of the existence of a patent, it does not verify the validity of such rights. While the Directors have endeavoured to establish that these patents do not infringe existing parents no guarantee can be given that this is the case.

- The Group competes in a global market. Success will largely depend on the ability of the management team to motivate its overseas distributors and harness their energies into selling the Company's products.

- The Company may require further funding beyond the Offer to take advantage of further opportunities as they present themselves. There is no guarantee available that such funds will be forthcoming.

- There is a risk that another company with better funding and a more attractive position in the competing global market might develop alternative technologies which may adversely affect the Group's success.

- The continued membership of OFEX is entirely at the discretion of OFEX plc. Admission to OFEX should not be taken to imply there will be a "liquid" market or any market in the Ordinary Shares. An investment in the Ordinary Shares may therefore be difficult or even impossible to realise. The value of the Ordinary Shares may go down as well as up. Investors may therefore realise less than their original investment, or sustain a total loss of their investment.

23



# PART II – ACCOUNTANTS' REPORT

## A. ACCOUNTANT'S REPORT ON TRIDELTA PLC

10 April 2003

The Directors
Tridelta plc
48, Main Street
Bray
Co. Wicklow
Ireland

The Directors
Acorn Corporate Finance Limited
Bollin House
Riverside Park
Wilmslow
Cheshire SK 9 1DP
UK

Dear Sirs,
                        **Re:     Tridelta plc**

We have been requested to provide a report under the Public Offers of Securities Regulations 1995 of the U.K., as to the financial position of Tridelta plc ("the Company"). This financial information has been prepared for the inclusion in the Prospectus of the Company to be dated 25th April 2003 ("the Prospectus").

**Introduction**

On 23 May 2002, the Company was incorporated as a public limited company.
On incorporation, the Company had an authorised share capital of €1,000,000 divided into 1,000,000 ordinary shares of €1 each of which 7 were in issue, credited as fully paid. The following changes to share capital have taken place.

(i)      On 8 October 2002, each Ordinary Share was subdivided into 10 Ordinary Shares of €0.10each.

(ii)     On 8 October 2002, the Company acquired the entire issued share capital of Tridelta Development Limited, except for 50,000 Preference Shares of €1.269738, and in consideration issued 4,042,284 ordinary shares in the Company, credited as fully paid.

(iii)    On 9 October 2002, the Company issued a further 327,040 Ordinary Shares at a premium of €0.60 per share.

(iv)     On 12 November 2002, the Company issued a further 70,000 Ordinary
         Shares at a premium of €0.60 per share.

No statutory financial statements have been prepared, audited or filed with the Registrar of Companies and no dividends have been declared or paid since incorporation. The financial information set out below is for the period from incorporation to 10 April 2003 and has been prepared for the purposes of this document. Other than acquiring the issued Ordinary Share capital of Tridelta Development Limited, issuing the shares as set out above and entering into contracts pursuant to the issue of the Prospectus, the Company has not traded. Consequently, no profit and loss account has been included in the financial information.

24



**Responsibility**

Such financial information is the responsibility of the directors of the Company who approved its issue.

The directors of the Company are responsible for the contents of the Prospectus dated 25th April 2003 in which this report is included.

It is our responsibility to form an opinion on the financial information and to report our opinion to you.

**Opinion**

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement, whether caused by fraud or other irregularity or error.

In forming our opinion, we have considered the adequacies of the disclosures made in this report concerning the basis on which the accounts have been prepared on an ongoing basis, and in particular the fundamental accounting concept described in the Accounting Policies. Our opinion is not qualified in this respect.

In our opinion, the financial information set out below gives, for the purpose of the Prospectus, a true and fair view of the state of affairs of the Company at 10 April 2003.


**ACCOUNTING POLICIES**

The significant Accounting Policies adopted by the company are as follows:

**Historical Cost Convention**

The financial statements are prepared under the historical cost convention.

**Investments**

Fixed asset investments are stated at cost less provision for permanent diminution in value.

# TRIDELTA PLC

**Balance Sheet as at 10 April 2003**

|                                      | €       |
|--------------------------------------|--------:|
| **Fixed Assets**                     |         |
| Investments                          | 404,286 |
| **Current Assets**                   |         |
| Loan to Tridelta Development Limited | 271,884 |
| Cash at bank                         | 810     |
|                                      | 272,694 |
| **Current Liabilities**              |         |
| Accrued expenses                     | 66,573  |
| **Net current assets**               | 206,121 |



| | |
|---|---|
| **Net Assets** | 610,407 |
| | |
| **Capital and reserves** | |
| | |
| Issued Share Capital | 443,939 |
| Share Premium | 166,468 |
| | ------------- |
| **Shareholders' funds** | 610,407 |

## NOTES TO THE BALANCE SHEET

### Investments

This represents the cost of acquisition of the entire issued ordinary share capital of Tridelta Development Limited acquired on 8 October 2002.

### Share Capital

| **Authorised** | € |
|---|---|
| | |
| 10,000,000 Ordinary Shares of €0.10 each | 1,000,000 |

| **Issued** | |
|---|---|
| | € |
| | |
| 4,439,394 Ordinary Shares of €0.10 each | 443,939 |

| **Share Premium Account** | |
|---|---|
| | € |
| | |
| Premium of €0.60 on 397,040 Ordinary Shares | 238,224 |
| Less: expenses to date re flotation | ( 71,756) |
| | ------------ |
| | 166,468 |

### CONSENT

We consent to the inclusion in the Prospectus of this report and accept responsibility for this report for the purposes of paragraph 45(1) (b) (iii) of Schedule 1 to the Public Offers of Securities Regulations 1995 of the U.K..

Yours faithfully,

**Hamill Spence O'Connell**
Chartered Certified Accountants and Registered Auditors



## B. ACCOUNTANT'S REPORT ON TRIDELTA DEVELOPMENT LIMITED

10 April 2003

The Directors
Tridelta Development Limited
48, Main Street
Bray
Co. Wicklow
Ireland

The Directors
Acorn Corporate Finance Limited
Bollin House
Riverside Park
Wilmstow
Cheshire SK9 1DP
UK

Dear Sirs,

**Re:     Tridelta Development Limited**

**Introduction**

We report on the financial information set out below relating to Tridelta Development Limited ("Tridelta").This financial information has been prepared for the inclusion in the Prospectus of Tridelta plc to be dated 25$^{th}$ April 2003 ("the Prospectus).

**Basis of Preparation**

The financial information set out below is based on the audited financial statements of Tridelta Development Limited for the years ended 31 December 1999-2002.

Tridelta is exempted from preparing cash flow statements.

**Responsibility**

The financial statements are the responsibility of the directors of Tridelta who approved their issue.

The directors of Tridelta plc are responsible for the contents of the Prospectus dated 25$^{th}$ April 2003 in which this report is included.

It is our responsibility to compile the financial information set out in the report from the statutory financial statements, to form an opinion on the financial information and to report our opinion to you.

**Basis of opinion**

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. The evidence included that previously obtained by us relating to the audit of the financial statements for each of the years ended 31 December 1999 to 2002 underlying the financial information. It also included an assessment of the significant estimates and judgements made by those responsible for the preparation of the financial statements underlying the financial information and whether the accounting policies are appropriate to Tridelta's circumstances, consistently applied and adequately disclosed.



We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement, whether caused by fraud or other irregularity or error.

In forming our opinion, we have considered the adequacies of the disclosures made in this report concerning the basis on which the accounts have been prepared on an ongoing basis, and in particular the fundamental accounting concept described in the Accounting Policies. Our opinion is not qualified in this respect.

**Opinion**

In our opinion, the financial information set out below gives, for the purpose of the Prospectus, a true and fair view of the results and total recognised gains and losses of Tridelta for each of the years ended 31 December 1999 to 2002 and of the state of affairs of Tridelta at the end of each of those periods.

**Consent**

We consent to the inclusion of this report in the Prospectus dated 25[th] April 2003, and accept responsibility for this report for the purposes of paragraph 45(1) (b) (iii) of Schedule 1 to the Public Offers of Securities Regulations 1995 of the U.K.

Yours faithfully,

**Hamill Spence O'Connell**
Chartered Certified Accountants and Registered Auditors



# PROFIT AND LOSS ACCOUNT .

The profit and loss account of Tridelta for each of the years ended 31 December 1999 to 2002 are set out below:

| | Notes | 2002 €  | 2001 €  | 2000 €  | 1999 €  |
|---|---|---|---|---|---|
| **TURNOVER** | 2 | 481,813 | 406,159 | 235,873 | 105,089 |
| COST OF SALES | | (123,979) | (12,507) | (62,392) | (16,041) |
| **GROSS PROFIT** | | 357,834 | 393,652 | 173,481 | 89,048 |
| Staff costs | | (325,942) | (319,655) | (260,154) | (147,635) |
| Depreciation and amortisation | | (46,539) | (32,226) | (29,594) | (16,425) |
| Other operating charges | | (268,229) | (207,248) | (148,492) | (183,468) |
| Operating (loss) | | (282,876) | (165,477) | (264,759) | (258,481) |
| Interest receivable | | - | 799 | 4,641 | - |
| Interest payable and similar charges | 4 | (6,861) | (1,974) | (2,579) | (1,436) |
| **(Loss) on ordinary activities before tax** | 5 | (289,737) | (166,653) | (262,697) | (259,917) |
| Taxation on ordinary activities | 6 | - | - | - | - |
| Dividends | 7 | (19,102) | (28,569) | - | - |
| **(Loss) for the financial period** | | (308,839) | (195,222) | (262,697) | (259,917) |
| Prior Year Adjustment | 8 | (122,375) | | | |
| Retained Earnings | | (431,214) | (195,222) | (262,697) | (259,917) |

The operating losses for the periods arise from Tridelta's continuing operations.

No separate Statement of Total Recognised Gains and Losses has been presented as all such gains and losses have been dealt with in the Profit and Loss Account.



# BALANCE SHEET

The balance sheets of Tridelta as at each 31 December 1999 – 2002 are set out below:

| | Notes | 2002 € | 2001 € | 2000 € | 1999 € |
|---|---|---|---|---|---|
| **FIXED ASSETS** | | | | | |
| Intangible assets | 9 | 127,862 | 90,953 | 91,184 | - |
| Tangible assets | 10 | 73,417 | 56,475 | 67,595 | 74,450 |
| Financial assets | 11 | 420 | 420 | 420 | - |
| | | 201,699 | 147,848 | 159,158 | 74,450 |
| **CURRENT ASSETS** | | | | | |
| Stocks | 12 | 99,384 | 106,878 | 40,522 | 22,595 |
| Debtors | 13 | 155,546 | 162,872 | 202,136 | 37,147 |
| Cash at bank and in hand | | 7,503 | 35,243 | 132,303 | 14,569 |
| | | 262,433 | 304,992 | 374,961 | 74,311 |
| **CREDITORS** (amounts falling due within one year) | 14 | (535,259) | (109,382) | (103,357) | (26,687) |
| **NET CURRENT ASSETS** | | (272,826) | 195,611 | 271,605 | 47,624 |
| **TOTAL ASSETS LESS CURRENT LIABILITIES** | | (71,127) | 343,459 | 430,803 | 122,074 |
| **CREDITORS** (amounts falling due after more than one year) | 15 | (24,343) | (7,717) | (26,813) | (5,204) |
| **NET ASSETS EMPLOYED** | | (95,470) | 335,742 | 403,990 | 76,870 |
| **CAPITAL AND RESERVES** | | | | | |
| Called up share capital | 16 | 160,955 | 737,021 | 673,534 | 101,874 |
| Share premium account | 17 | 948,224 | 308,671 | 308,671 | 290,514 |
| Redeemable Loan Stock | 18 | - | 63,487 | - | - |
| Profit and loss account | | (1,204,649) | (773,437) | (578,215) | (315,517) |
| **SHAREHOLDERS' FUNDS – ALL EQUITY** | | (95,470) | 335,742 | 403,990 | 76,870 |



# NOTES TO THE FINANCIAL STATEMENTS

1.   **Accounting Policies**

The significant Accounting Policies adopted by Tridelta are as follows:

**Historical Cost Convention**

The financial statements are prepared under the historical cost convention.

**Intangible Fixed Assets**

Intangible fixed assets consists of Licenses and Patents and are stated at cost.

Provision is made for amortisation on intangible assets at rates calculated to write off the cost over the life of the License Agreements on a straight line basis.

**Tangible Fixed Assets**

All tangible fixed assets are stated at cost.

Provision is made for depreciation on tangible assets at rates calculated to write off the cost or valuation, less estimated residual value, of each asset over its expected useful life on a straight line basis as follows:

| | | |
|---|---|---|
| Equipment | 15 | % per annum |
| Office Equipment | 20 | % per annum |
| Fixtures & Fittings | 15 | % per annum |

**Stocks**

Stocks are valued on the first-in, first-out basis, at the lower of cost and net realisable value.
Cost represents invoice price. Net realisable value represents estimated net selling price, less all costs of completion and sale.

**Cash Flow Statements**

The company has availed of the exemption in Financial Reporting Standard 1 'Cash Flow Statements' in relation to small companies and on that basis has not produced a Cash Flow Statement.

**Foreign Currencies**

Transactions denominated in foreign currencies relating to revenues, costs and non-monetary assets are translated in to Irish Pounds at the rates of exchange ruling on the dates on which the transactions occurred.

Monetary assets and liabilities denominated in foreign currencies are translated into Irish Pounds at the rates of exchange ruling at the balance sheet date. The resulting profits or losses are dealt with in the profit and loss account.

**Pension Costs**

Retirement benefits to the executive directors are funded by contributions from Tridelta. Payments are made to a pension trust which is financially separate from Tridelta.

31



**Research and Development**

Research and Development costs are charged to the profit and loss account in the year in which the expenditure is incurred.

**Government Grants**

Revenue grants receivable are credited to the profit and loss account in the year in which the related expenditure is incurred.

2.  **TURNOVER**

Turnover comprises the invoiced value of goods supplied by Tridelta, exclusive of trade discounts and value added tax.

3.  **EMPLOYEE INFORMATION**

The average number of persons employed by Tridelta during the year was as follows:

|                                  | 2002 | 2001 | 2000 | 1999 |
|----------------------------------|------|------|------|------|
| Managing                         | 2    | 2    | 2    | 2    |
| Administrative and distribution  | 2    | 3    | 4    | 2    |
| Production                       | 5    | 5    | 4    | 3    |
|                                  | 9    | 10   | 10   | 7    |

The costs incurred in respect of these employees were:

|                     | 2002 € | 2001 € | 2000 € | 1999 € |
|---------------------|---------|---------|---------|---------|
| Wages and salaries  | 295,351 | 295,165 | 234,801 | 134,342 |
| Social welfare costs| 18,315  | 12,942  | 14,227  | 4,402   |
| Pension costs       | 12,276  | 11,548  | 11,125  | 8,891   |
|                     | 325,942 | 319,655 | 260,153 | 147,635 |

**Directors** (included in above)

|                                                                      | 2002    | 2001    | 2000   | 1999   |
|----------------------------------------------------------------------|---------|---------|--------|--------|
| Emoluments (including salaries, bonuses, pensions and benefits in kind) | 118,068 | 143,763 | 94,881 | 90,912 |

4.  **INTEREST PAYABLE AND SIMILAR CHARGES**

|                                             | 2002 € | 2001 € | 2000 € | 1999 € |
|---------------------------------------------|---------|---------|---------|---------|
| **Bank Loans, Overdrafts and Other Loans:** |         |         |         |         |
| Bank interest                               | 4,030   | 1,488   | 1,644   | 890     |
| Finance lease interest                      | 2,831   | 486     | 935     | 546     |
|                                             | 6,861   | 1,974   | 2,579   | 1,436   |

5.  **OPERATING LOSS**

|                                              | 2002 € | 2001 € | 2000 € | 1999 € |
|----------------------------------------------|---------|---------|---------|---------|
| The operating loss is stated after charging: |         |         |         |         |
| Depreciation and amortisation                | 46,539  | 32,226  | 29,594  | 16,428  |



| | | | | |
|---|---|---|---|---|
| Auditors' remuneration and after crediting: | 6,693 | 4,009 | 3,174 | 1,524 |
| Grants receivable | - | 37,729 | 114,293 | - |

6. **TAXATION**

No taxation has been provided due to losses.

7. **DIVIDENDS**

| | **2002** € | **2001** € | **2000** € | **1999** € |
|---|---|---|---|---|
| Provision for preference share dividend | 19,102 | 28,569 | - | - |

8. **PRIOR YEAR ADJUSTMENT (See also note 17)**

A prior year adjustment arises due to a change in the method used for determining cost of stocks as well as a revision of accrual of expenses.

9. **INTANGIBLE FIXED ASSETS**

| | **Licenses & Patents** | **Licenses & Patents** | **Licenses & Patents** | **Licenses & Patents** |
|---|---|---|---|---|
| | **2002** € | **2001** € | **2000** € | **1999** € |
| Cost: | | | | |
| At beginning of year | 112,315 | 101,315 | - | - |
| Additions | 53,489 | 11,000 | 101,315 | - |
| At end of year | 165,804 | 112,315 | 101,315 | - |
| **Amortisation:** | | | | |
| At beginning of year | 21,362 | 10,131 | - | - |
| Charge for year | 16,580 | 11,231 | 10,131 | - |
| At end of year | 37,942 | 21,362 | 10,131 | - |
| Net book value at end of year | 127,862 | 90,953 | 91,184 | - |

10. **TANGIBLE FIXED ASSETS**

**1999**

| | Equipment € | Fixtures and Fittings € | Total € |
|---|---|---|---|
| **Cost:** | | | |
| At beginning of year | 5,174 | - | 5,174 |
| Additions | 84,469 | 2,670 | 87,139 |
| At end of year | 89,644 | 2,670 | 92,314 |
| **Depreciation:** | | | |
| At beginning of year | 1,436 | - | 1,436 |
| Charge for year | 16,028 | 400 | 16,428 |



| | Equipment | Fixtures and Fittings | Total |
|---|---|---|---|
| At end of year | 17,464 | 400 | 17,864 |
| Net book value at end of year | 72,180 | 2,270 | 74,450 |

**2000**

| | Equipment | Fixtures and Fittings | Total |
|---|---|---|---|
| | € | € | € |
| **Cost:** | | | |
| At beginning of year | 89,644 | 2,670 | 92,314 |
| Additions | 12,546 | 61 | 12,607 |
| At end of year | 102,190 | 2,731 | 104,921 |
| **Depreciation:** | | | |
| At beginning of year | 17,464 | 400 | 17,864 |
| Charge for year | 19,052 | 410 | 19,462 |
| At end of year | 36,516 | 810 | 37,326 |
| Net book value at end of year | 65,673 | 1,921 | 67,594 |

**2001**

| | Equipment | Fixtures and Fittings | Total |
|---|---|---|---|
| | € | € | € |
| **Cost:** | | | |
| At beginning of year | 102,190 | 2,731 | 104,921 |
| Additions | 9,799 | 77 | 9,876 |
| At end of year | 111,988 | 2,809 | 114,797 |
| **Depreciation:** | | | |
| At beginning of year | 36,516 | 810 | 37,326 |
| Charge for year | 20,574 | 422 | 20,996 |
| At end of year | 57,090 | 1,232 | 58,322 |
| Net book value at end of year | 54,898 | 1,577 | 56,475 |

**2002**

| | Equipment | Fixtures and Fittings | Total |
|---|---|---|---|
| | € | € | € |
| **Cost:** | | | |
| At beginning of period | 111,989 | 2,809 | 114,798 |
| Additions | 40,215 | 6,685 | 46,900 |
| At end of period | 152,204 | 9,494 | 161,698 |
| **Depreciation:** | | | |
| At beginning of period | 57,088 | 1,232 | 58,320 |
| Charge for period | 28,537 | 1,424 | 29,961 |



| | | | |
|---|---|---|---|
| At end of period | 85,625 | 2,656 | 88,281 |
| Net book value at end of period | 66,579 | 6,838 | 73,417 |

**11.   FINANCIAL FIXED ASSETS**

| | Unlisted € | Total € |
|---|---|---|
| **Cost:** | | |
| At beginning and end of period | 420 | 420 |

The above investment represents 35% of the shareholding of Tri-Med Research Inc. This company is incorporated in the United States and has a total issued share capital of 1,000 shares of $1 each.

**12.   STOCKS**

| | 2002 € | 2001 € | 2000 € | 1999 € |
|---|---|---|---|---|
| Raw materials and consumables | 99,384 | 106,878 | 40,522 | 22,595 |

**13.   DEBTORS**

| | 2002 € | 2001 € | 2000 € | 1999 € |
|---|---|---|---|---|
| **Amounts falling due within one year:** | | | | |
| Trade debtors | 127,714 | 136,281 | 84,584 | 34,564 |
| Other debtors | 18,767 | 26,400 | 18,824 | 2,393 |
| Prepayments and accrued income | 9,065 | 190 | 98,728 | 190 |
| | 155,546 | 162,872 | 202,136 | 37,147 |

**14.   CREDITORS (amounts falling due within one year)**

| | 2002 € | 2001 € | 2000 € | 1999 € |
|---|---|---|---|---|
| Bank loans and overdrafts | 19,736 | 7,185 | 36,097 | - |
| Trade creditors | 105,284 | 54,736 | 44,828 | 10,913 |
| Obligations under finance leases | 12,881 | 5,973 | 12,508 | 8,660 |
| Taxation and social welfare | 13,554 | 7,056 | 5,403 | 4,257 |
| Accruals & other creditors | 64,246 | 5,862 | 4,520 | 2,857 |
| Amounts owed to group companies | 271,884 | - | - | - |
| Provision for preference share dividend | 47,674 | 28,569 | - | - |
| | 535,259 | 109,382 | 103,357 | 26,687 |

**15.   CREDITORS (amounts falling due after more than one year)**

| | 2002 € | 2001 € | 2000 € | 1999 € |
|---|---|---|---|---|
| Bank loans | 2,655 | 7,717 | 22,090 | 27,844 |
| Obligations under finance leases | 21,688 | - | 4,723 | 17,360 |
| | 24,343 | 7,717 | 26,813 | 45,204 |



16.  CALLED UP SHARE CAPITAL

|  | 2002 € | 2001 € | 2000 € | 1999 € |
|---|---|---|---|---|
| **AUTHORISED:** | | | | |
| Ordinary shares of €0.1269738 each (2001 and prior €1.269738 each) | 634,869 | 634,869 | 634,869 | 634,869 |
| 'A' ordinary shares of €1.269738 each | 571,382 | 571,382 | 571,382 | 571,382 |
| Preference shares of €1.269738 each | 63,487 | 63,487 | 63,487 | 63,487 |
| Cumulative Redeemable Preference shares of €1.269738 each | 634,869 | 634,869 | 634,869 | - |
| | 1,904,607 | 1,904,607 | 1,904,607 | 1,269,738 |

**ALLOTTED, CALLED-UP AND FULLY PAID:**

|  | 2002 € | 2001 € | 2000 € | 1999 € |
|---|---|---|---|---|
| Ordinary shares of €0.1269738 each (2001 and prior €1.269738 each) | 97,168 | 34,826 | 34,826 | 34,559 |
| A ordinary share Capital of €1.269738 each | - | 3,838 | 3,838 | 3,828 |
| Preference shares of €1.269738 each | 63,487 | 63,487 | 63,487 | 63,487 |
| Cumulative Redeemable Preference Shares of €1.269738 each | - | 634,870 | 571,382 | - |
| | 160,655 | 737,021 | 673,534 | 101,874 |

Options have been granted over 1,755 ordinary shares in the Capital of Tridelta.
In addition, Tridelta has approved an Executive Share Option Scheme under which a maximum of 1,591 additional ordinary shares may be issued in the Capital of Tridelta.

**Issue of shares 1999**

On 15 February 1999, 871 Ordinary shares of €1.269738 each were allotted for cash of €28,478.

On 15 April 1999, 3,023 'A' Ordinary shares of €1.269738 each were allotted for cash of €95,230.

On 30 June 1999, 3,023 Ordinary shares of €1.269738 each were allotted for cash of €95,230.

On 30 June 1999, 50,000 preference shares of €1.269738 each were allotted for cash of €63,487.

**Issue of shares 2000**

On 28 March 2000, 219 Ordinary shares of €1.269738 each were allotted for cash of €18,397.

On 20 April 2000, 400,000 5% Cumulative redeemable preference shares of €1.269738 each were allotted for cash of €507,895.

On 31 July 2000, 50,000 5% Cumulative redeemable preference shares of €1.269738 each were allotted for cash of €63,487.



**Issue of shares 2001**

On 05 March 2001, 50,000 5% Cumulative redeemable preference shares of €1.269738 each were allotted for cash of €63,487.

**Rights of shares**

Ordinary shares and 'A' ordinary shares carry equal voting rights.

**Post balance sheet**

On 8 October 2002, 3,023 'A' ordinary shares were converted into 3,023 ordinary shares of €1.269738 each.

On 8 October 2002, 23,077 issued cumulative redeemable preference shares were converted into 669 ordinary shares of €1.269738 each and a premium thereon of €42.52958 each.

On 8 October 2002, 100,000 issued cumulative redeemable preference shares were converted into 2,810 ordinary shares of €1.269738 each and a premium thereon of €43.196669 each.

On 8 October 2002, 100,000 issued cumulative redeemable preference shares were converted into 2,897 ordinary shares of €1.269738 each and a premium thereon of €42.559672 each.

On 8 October 2002, 276,923 issued cumulative redeemable preference shares were converted into 8,022 ordinary shares of €1.269738 each and a premium thereon of €42.56218 each.

On 8 October 2002, the ordinary shares of €1.269738.27 were sub-divided into 10 ordinary shares of €0.1269738 each.

On 8 October 2002, all issued ordinary shares were acquired by Tridelta plc.

17. **STATEMENT OF MOVEMENT ON RESERVES**

| | Share Premium € | Profit & Loss € |
|---|---|---|
| Balance at 1 January 1999 | 80,355 | (55,601) |
| Retained (loss) for year | | (259,917) |
| Premium on shares issued during year | 210,159 | |
| | | |
| Balance at 1 January 2000 | 290,514 | (315,517) |
| Retained (loss) for year | | (262,697) |
| Premium on shares issued during year | 18,157 | |
| | | |
| Balance at 1 January 2001 | 308,671 | (578,215) |
| Retained (loss) for year | | (195,223) |
| Premium on shares issued during year | - | |
| | | |
| Balance at 1 January 2002 | 308,671 | (773,435) |
| Prior year adjustment | | (122,375) |
| Retained (loss) for year | | (308,839) |
| Premium on shares converted during period | 639,553 | |
| | | |
| Balance at 31 December 2002 | 948,224 | (1,204,649) |

On 8 October 2002, following the restructuring of the shares in Tridelta, an additional €639,553 was transferred from the issued share capital to the share premium account.



## 18. REDEEMABLE LOAN STOCK

On 8 October 2002, the cumulative convertible redeemable loan stock was converted to 319,131 ordinary shares of €0.1269738 each at a premium of €0.071963 each.

## 19. RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

|  | 2002 €| 2001 €| 2000 €| 1999 €|
|---|---|---|---|---|
| (Loss) for the financial year | (308,839) | (195,222) | (262,697) | (259,917) |
| Proceeds from issue of shares | - | 63,488 | 589,817 | 282,428 |
| Proceeds from redeemable loan stock | - | 63,488 | - | - |
| Net increase/ (decrease) in funds | (308,839) | (68,246) | 327,120 | 22,511 |
| Opening shareholders' funds | 335,744 | 403,990 | 76,870 | 54,359 |
| Prior year adjustment | (122,375) | - | - | - |
| Closing shareholders' funds | (95,470) | 335,744 | 403,990 | 76,870 |

## 20. CONSENT

We consent to the inclusion in the Prospectus of this report and accept responsibility for this report for the purposes of paragraph 45(1) (b) (iii) of Schedule 1 to the Public Offers of Securities Regulations 1995 of the U.K.

Yours faithfully,

**Hamill Spence O'Connell**
Chartered Certified Accountants and Registered Auditors



## PART III – ILLUSTRATIVE FINANCIAL PROJECTIONS

| | 2000 | 2001 | 2002 | 2003 | 2004 | 2005 |
|---|---|---|---|---|---|---|
| **Sales** | | | | | | |
| APP | € 235,873 | € 353,963 | € 434,566 | € 660,740 | € 805,379 | € 1,088,826 |
| SCIL | | | € 0 | € 0 | € 1,150,500 | € 2,224,300 |
| Mastitis | | | € 7,200 | € 289,675 | € 1,539,375 | € 2,808,125 |
| Animal Welfare Development | | | € 40,047 | € 140,970 | € 1,295,400 | € 2,781,300 |
| Agreements | | € 52,196 | | € 125,000 | | |
| **Total Turnover** | **€ 235,873** | **€ 406,159** | **€ 481,813** | **€ 1,216,385** | **€ 4,790,654** | **€ 8,902,551** |
| Cost of Sales | € 62,392 | € 23,738 | € 123,979 | € 245,488 | € 1,676,309 | € 3,154,503 |
| **Gross Margin** | **€ 173,481** | **€ 382,421** | **€ 357,834** | **€ 970,897** | **€ 3,114,345** | **€ 5,748,048** |
| **Operating Expenses** | | | | | | |
| Sales and Marketing | € 74,424 | € 85,402 | € 94,641 | € 201,434 | € 254,350 | € 316,571 |
| R&D | € 154,904 | € 164,899 | € 94,262 | € 430,360 | € 435,360 | € 490,735 |
| Manufacturing | € 72,578 | € 119,608 | € 165,512 | € 277,758 | € 576,483 | € 1,021,313 |
| Admin | € 134,272 | € 179,165 | € 293,156 | € 367,018 | € 589,877 | € 833,327 |
| **Total** | **€ 436,178** | **€ 549,074** | **€ 647,571** | **€ 1,276,570** | **€ 1,856,070** | **€ 2,661,946** |
| | | | | | | |
| **Net Profit (Loss)** | **(€ 262,697)** | **(€ 166,653)** | **(€ 289,737)** | **(€ 305,673)** | **€ 1,258,275** | **€ 3,086,102** |
| Tax | | | | | | € 283,405 |
| Dividends on Preference Shares | | (€ 28,569) | (€ 19,102) | | | |
| **PAT** | **(€ 262,697)** | **(€ 195,222)** | **(€ 308,839)** | **(€ 305,673)** | **€ 1,258,275** | **€ 2,802,697** |
| Prior Year adjustment | | | (€ 122,375) | | | |
| Cumulative Retained Earnings | (€ 578,214) | (€ 773,436) | (€ 1,204,650) | (€ 1,510,323) | (€ 252,048) | € 2,834,054 |

## MAIN ASSUMPTIONS

- The Company's current products will continue to grow at a planned rate of 30%.

- Sales from the company's mastitis range will be established for routine application on completion of current trials. In addition, the company aims to bring its milk quality detection system to market by the end of 2003.

- In the absence of unforeseen external influence e.g. Foot and Mouth, BSE etc, the animal welfare market will develop as planned.

- SCIL GmbH will successfully launch its new Immunoanalyser in 2004.

- Inflation in Ireland will remain below 5% and therefore there will be no substantial increase in labour costs.

- The Company will continue its successful policy of acquiring and developing novel technologies.



# LETTER FROM REPORTING ACCOUNTANTS AND ILLUSTRATIVE FINANCIAL PROJECTIONS

10 April 2003

**The Directors**
**Tridelta plc**
**48, Main Street**
**Bray**
**Co. Wicklow**
**Ireland**

Dear Sirs,

**Re:**    **Tridelta plc**

**Introduction**

We refer to the illustrative financial projections concerning Tridelta plc ("The Company") for the years ending 31 December 2005 as set out on page 39 of the prospectus ("The prospectus") relating to the admission of the entire issued share capital of the Company to trading on OFEX.

**Responsibility**

The illustrative financial projections are based on assumptions made by the Directors of the Company, for which they are solely responsible, and which cannot be confirmed or verified in the same way as past results. It should be appreciated that the projections have been prepared for the purposes of illustration and do not constitute a forecast. We express no opinion as to the validity of the assumptions on which the projections are based.

**Basis of opinion**

We have reviewed the accounting policies and calculations adopted in arriving at the illustrative financial projections of the Company for the years ending 31 December 2005.

**Opinion**

In our opinion, the illustrative financial projections, so far as the accounting policies and calculations are concerned, have been properly compiled on the bases and assumptions made by the Directors, as set out in the Prospectus, and are presented on a basis consistent with the accounting policies normally adopted by the Company.

Yours faithfully,


**Hamill Spence O'Connell**
Chartered Certified Accountants and Registered Auditors



# LETTER FROM REPORTING ACCOUNTANTS AND WORKING CAPITAL REQUIREMENTS

10th April 2003

**The Directors**
**Tridelta plc**
**48, Main Street**
**Bray**
**Co. Wicklow**
**Ireland**

**The Directors**
**Acorn Corporate Finance Limited**
**Bollin House**
**Riverside Park**
**Wilmstow**
**Cheshire SK9 1DP**
**England**

Dear Sirs,

**Re:     Tridelta plc**

We refer to the illustrative financial projections concerning Tridelta plc ("The Company") for the years ending 31 December 2005, as prepared by the Directors and for which the Directors are solely responsible.

We have considered the Company's Working Capital Requirements as envisaged in the Projections and we concur with the Directors conclusions that, assuming the Minimum Subscription of €600,000 is achieved, the Company will have sufficient working capital for its present requirements that is at least 12 months from completion of the Offer.

Yours faithfully,

**Hamill Spence O'Connell**
Certified Accountants and Registered Auditors



# DEFINITIONS

The following definitions apply throughout this document, unless the context otherwise requires:

| | |
|---|---|
| "Acceptance" | acceptance by Ofex of the application for Admission; |
| 'Accountant's Report" | the accountant's report on the Company set out in Part II of this document; |
| "Acorn" | Acorn Corporate Finance Limited; |
| "Acorn Option" | the option to be issued to Acorn (conditional on Admission) in respect of 5% of the fully diluted share capital of the Company on Admission on the terms and conditions set out in an Option Agreement dated 16th April 2003 made between the Company and Acorn; |
| 'Acts" | the Companies Acts, 1963 to 2001 of Ireland; |
| "Admission" | the admission of the entire issued ordinary share capital of the Company, issued and to be issued pursuant to the Offer, to trading through OFEX; |
| "AIM" | the Alternative Investment Market of the London Stock Exchange; |
| "Application Form" | the application form for use in connection with the Offer set out at the end of this document; |
| "Board" or 'Directors" | the board of directors of the Company; |
| "Company" | Tridelta plc; |
| "Corporate Advisers Agreement" | the agreement dated $5^{th}$ March 2002 between the Company and Acorn, further details of which are set out in paragraph 16, Part IV of this document; |
| "CREST" | the relevant system (as defined in the Regulations) in respect of which CREST Co Limited is the operator (as defined in the Regulations); |
| "Existing Shareholders" | the holders of the Existing Shares; |
| "Existing Shares" | all Ordinary Shares held by the shareholders in the Company prior to the Interim Funding; |
| "Group" | the Company and Tridelta Development Limited; |
| "Interim Funding" | the funding provided by institutional and private investors on the 9th October 2002 and $12^{th}$ November 2002 to support the ongoing development of the Company in return for which 397,040 share warrants and Ordinary Shares were issued; |
| "Interim Funding Shareholders" | the holders of those Ordinary Shares allotted on the $9^{th}$ October 2002 and the $12^{th}$ November 2002 in consideration for the Interim Funding; |
| "Ireland" | Ireland, excluding Northern Ireland and the word "Irish" shall be construed accordingly; |
| "Minimum Subscription" | €600,000; |



| "OFEX" | a market operated by OFEX plc, a member of the London Stock Exchange and regulated by the Financial Services Authority, which allows trading in the shares of unquoted companies; |
|---|---|
| "OFEX Rules | the Rules of OFEX as set out in the OFEX Rule Book issued by OFEX plc (Version 1.1 dated October 2002 as may be subsequently amended); |
| "Offer" | the invitation by the Company to subscribe for the Offer Shares; |
| "Offer Price" | €0.85 or Stg £0.54 per Offer Share; |
| "Offer Shares | 1,176,470 Ordinary Shares to be placed pursuant to the Offer; |
| "Offer for Subscription Agreement | the agreement dated 16th April 2003 between the Company and Acorn relating to the Offer, further details of which are set out in paragraph 8 of Part IV of this document; |
| "Official List" | the Official List of the UKLA; |
| "Ordinary Shares" | the ordinary shares of €0.10 each in the capital of the Company; |
| "Receiving Agents" | Capita Corporate Registrars Plc and Capita IRG Plc; |
| "Regulations" | the Companies Act, 1990 (Uncertificated Securities) Regulations, 1996 (SI No. 68 of 1996); |
| "Tridelta" | Tridelta Development Limited; |
| 'Share Option Scheme" | the Company's Share Option Scheme, a summary of the principal terms of which is set our in paragraph 13 of Part I of this document; |
| "UK" | United Kingdom of Great Britain & Northern Ireland; |
| "UKLA" | the UK Listing Authority of the Financial Services Authority; |
| 'the 1963 Act" | the Companies Act, 1963 of Ireland; |
| 'the 1983 Act" | the Companies (Amendment) Act, 1983 of Ireland; |
| "the 1990 Act" | the Companies Act, 1990 of Ireland; |
| "the 1999 Act" | the Companies Act (Amendment), 1999 of Ireland; |
| "the 2001 Act" | the Companies Act, 2001 of Ireland; |
| "Stg £ " | Pounds Sterling; |
| "€" | Euro. |

All references in this document to legislation are to Irish legislation, unless otherwise stated or the context otherwise requires.



# GLOSSARY OF TECHNICAL TERMS

"Acute Phase Proteins"    A group of proteins produced by the liver (however see "MAA") and found in increased amounts in the bloodstream in response to inflammation/infection and in some cases, physical stress.

"Acute Phase Response"    The body's biochemical response to damage caused by e.g. infection, trauma, inflammation or physical stress.

"Analyte"    The substance being measured in an analysis.

"Autoanalyser"    Laboratory instrument used for performing high volumes of an assay by an automated or semi-automated technique.

"Biosensor"    A small device utilising biological material and electronic components which can be used to measure a specific analyte e.g. a protein in a bodily fluid.

"Bulk Tank"    Collecting tank used to store milk from serial milkings on the farm whilst awaiting collection.

"BTT"    Bulk Tank Test, test carried out on milk from the bulk tank.

"Colorimetry"    A laboratory technique for performing assays on biological materials (colorimetric assay).

"CRP"    C-Reactive Protein: a major Acute Phase Protein in many species.

"Cytokine"    Substances produced by the body in very low amounts and present for only a short time which activate the Acute Phase Response.

"EIA/ELISA"    Enzyme (Linked) Immuno (Sorbent) Assay. A laboratory technique for performing assays on biological materials.

"Enzymatic Assay"    Diagnostic methodology which utilises the principle of a specific enzyme/substrate reaction to measure the levels of the substrate in the body.

"Haptoglobin"    A major Acute Phase Protein in many species.

"Herring- Bone System"    A type of milking parlour set-up which consists of individual milking clusters linking into a central "spine" to gather the milk from the parlour into the bulk tank.

"Immuno- Diagnostic"    Diagnostic methodology which utilises the principle of a specific antibody-antigen reaction to measure the levels of a substance in the body.

"Lateral Flow"    Technology used in diagnostic tests of the "dip-stick" type where a small sample is placed on a reaction pad held on a thin plastic "stick" to produce a rapid, on-the-spot result.

"MAA"    Mammary (or milk) Associated Amyloid A: a new Acute Phase Protein found to be an indicator of mastitic infection, present and detectable in milk and colostrum and produced locally in the mammary gland.

"Mastitis"    Inflammation of the mammary gland.

"Clinical"    Obvious clinical signs are observed, e.g. clots in the milk; at this stage the disease is advanced.

44



| | |
|---|---|
| "Subclinical" | No obvious clinical signs, however, the animal is harbouring the infection and has the potential to develop the clinical condition. |
| "NEC" | Neonatal Necrotising Enterocolitis: a potentially fatal disease of low birth weight newborn infants, which may benefit from treatment with a therapeutic form of MAA. |
| "OEM" | Original Equipment Manufacturer; a manufacturer who buys the component parts of e.g. a diagnostic kit, assembles the kit and sells it under its own name. |
| "Orphan Drug" | Special status awarded to a therapeutic which treats a specific condition found in a relatively small number of cases which allows the drug to be "fast-tracked" through the regulatory process, allowing the drug to come to market in up to half the usual time. |
| "Peptide" | A small fragment of a protein consisting of a specific sequence of amino acid units. |
| "POC" | Point-Of-Care: an analysis carried out on the spot rather than by sending a sample off to a laboratory for testing. |
| "Robotic Milker" | An automated system for milking cows. |
| "SAA" | Serum Amyloid A: a major Acute Phase Protein in many species. |
| "String" | Term used to denote a number of dairy cows, which are milked at the same time. |



## PART IV - ADDITIONAL INFORMATION

### 1. INCORPORATION

(a) The Company was incorporated in Ireland under the Acts with the name Tridelta plc with registered number 357237 on the 23<sup>rd</sup> May 2002 as a public limited company.

(b) The business of the Company is that of an investment company. Its registered office and its principal place of business are at 48 Main Street, Bray, Co Wicklow.

(c) The Company has one subsidiary, Tridelta Development Limited, a company incorporated in Ireland under the Acts registration number 254105.

### 2. SHARE CAPITAL

(a) On incorporation the authorised share capital of the Company was €1,000,000 divided into 1,000,000 ordinary shares of €1.00 each of which seven ordinary shares were in issue fully paid.

(b) The Company does not have in issue any securities not representing share capital, convertible debt securities, exchangeable debt securities or debt securities with warrants.

(c) Since the date of incorporation of the Company up to the date of this document the only changes made to the authorised and issued share capital of the Company were pursuant to the resolution set out hereunder in this Paragraph passed at an extraordinary meeting of the Company on the 8<sup>th</sup> October 2002: -

    (i) The issued and authorised shares in the capital of the Company were subdivided into ordinary shares of €0.10 each.

    (ii) The Directors were generally and unconditionally authorised pursuant to section 20 of the 1983 Act to exercise all the powers of the Company to allot relevant securities (within the meaning of that section) up to an aggregate nominal amount equal to the authorised but unissued share capital of the Company, such authority to expire on the 7<sup>th</sup> October 2007 provided that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if such authority had not expired;

    (iii) The Directors were empowered pursuant to section 24 of the 1983 Act to allot equity securities (within the meaning of section 23 of that Act) pursuant to the authority referred to in subparagraph (ii) above as if section 23(1) of that Act did not apply to any such allotment such power to expire on the conclusion of the Annual General Meeting of the Company to be held in 2007, or if earlier, on the 7<sup>th</sup> October 07 provided that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if such power had not expired:

(d) On 8<sup>th</sup> October 2002 the Company acquired the entire issued share capital of Tridelta in consideration for issuing and allotting 4,042,284 Ordinary Shares to the then shareholders of Tridelta.

(e) On the 9<sup>th</sup> October 2002 and the 12<sup>th</sup> November 2002 a number of institutional and private investors provided Interim Funding to the Company to support its ongoing development in consideration for which 397,040 Share Warrants and subsequently 397,040 Ordinary Shares were issued. The price per share was €0.70.

(f) Immediately following the Offer, and assuming the Offer is fully subscribed, the authorised share capital of the Company will be €1,000,000 divided into 10,000,000 Ordinary Shares of €0.10 each

46



of which 5,615,864 Ordinary Shares will have been issued and will be fully paid or credited as fully paid and 4,384,136 will remain unissued.

## 3. MEMORANDUM AND ARTICLES OF ASSOCIATION

(a) The principal object of the Company as set out in clause 3(A) of its Memorandum of Association is to act as an investment holding company. A full description of the objects of the Company is set out in clause 3 of its Memorandum of Association which is available for inspection as provided in paragraph 18 hereof.

(b) The Articles of Association of the Company (the 'Articles') contain, inter alia, provisions to the following effect:

### (i) Dividends

Subject to the provisions of the Acts, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the Directors. Subject as aforesaid, the Directors may pay such interim dividends as appear to them to be justified by the profits of the Company available for distribution. Except as otherwise provided by the rights attached, all dividends shall be declared and paid according to the amounts paid on the shares on which the dividend is paid. Except as aforesaid, all dividends shall be apportioned and paid proportionately to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid, but if any share is issued on terms providing that it shall rank for dividend as from a particular date, such share shall rank for dividend accordingly. No amount paid on a share in advance of calls shall be treated as paid on a share for the purposes of the above. Payment of dividends to a shareholder may in certain circumstances be withheld in accordance with the provision of the Articles.

The Directors may at their discretion, with or subject to the sanction of an ordinary resolution, offer to the holders of Ordinary Shares the right to elect to receive an allotment of additional Ordinary Shares, credited as fully paid, instead of cash in respect of all or part of any cash dividend or dividends specified by such resolution or such part of such dividend or dividends as the Directors may determine.

Any dividend which remains unclaimed for 12 years after having been declared shall, if the Directors so resolve, be forfeited and cease to remain owing by the Company.

### (ii) Distribution of Assets on Winding Up

If the Company shall be wound up and the assets available for distribution among the members as such shall be insufficient to repay the whole of the paid up share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively. If on a winding up the assets available for distribution among the members shall be more than sufficient to repay the whole of the share capital paid up at the commencement of the winding up the excess shall be distributed among the members in proportion to the capital at the commencement of the winding up paid up on the shares held by them respectively. The foregoing is without prejudice to the rights of the holders of shares issued upon special terms and conditions.



(iii)   **Voting**

Votes at general meetings may be given either personally or by proxy. Subject to any rights or restrictions for the time being attached to any class or classes of shares and subject to any suspension or abrogation of voting rights pursuant to the provisions of the Articles, on a show of hands every member present in person and every proxy shall have one vote, so however, that no individual shall have more than one vote, and on a poll every member shall have one vote for every share of which he is the holder. The chairman of a meeting at which there is an equality of votes shall be entitled to a second or casting vote.

(iv)   **Variation of Rights**

Whenever the share capital is divided into different classes of shares, the rights attached to any class may be varied or abrogated with the consent in writing of the holders of three-fourths in nominal value of the issued shares of that class, or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of their issue, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith or subordinate hereto.

(v)   **Alteration of Share Capital**

The Company may by ordinary resolution:

(A)   increase its share capital;

(B)   consolidate and divide all or any of its share capital into shares of a larger amount;

(C)   subject to the provisions of the Acts, sub-divide its shares into shares of a smaller amount; or

(D)   cancel any shares which have not been taken or agreed to be taken by any person and reduce the amount of its authorised share capital by the amount of the shares so cancelled.

The Company may, by special resolution, reduce its share capital, any capital redemption reserve fund, any share premium account or any capital conversion reserve fund in any manner and with, and subject to, any incident authorised, and consent required, by law.

(vi)   **Allotment and Issue of Shares**

Subject to the provisions of the Acts relating to authority to allot shares, statutory pre-emption rights and otherwise and of any resolution of the Company in general meeting, the unissued shares of the Company shall be at the disposal of the Directors who may allot, grant options over or otherwise dispose of them to such persons on such terms and conditions and at such times as they may consider to be in the best interests of the Company and its shareholders, but so that no share shall be allotted at a discount. Without prejudice to any special rights conferred on the holders of any existing shares or class of shares and subject to the provisions of the Acts, any share may be issued with such rights or restrictions (whether as regards dividends, return of capital, voting or otherwise) as the Company may from time to time by ordinary resolution determine.



(vii)    **Redeemable Shares and Purchase of Own Shares**

Subject to the provisions of the Acts, any shares may be issued on the terms that they are, or are liable at the option of the Company or the holder, to be redeemed on such terms and in such manner as may be provided by the Articles. Subject to the provisions of the Acts and to any rights conferred on the holders of any class of shares, the Company may purchase all or any of its shares of any class including any redeemable shares. No purchase by the Company of its own shares will take place unless it has been authorised by special resolution of the Company in general meeting. Subject to the provisions of the Acts, the Company may cancel any shares so redeemed or purchased or may hold them as treasury shares and re-issue any such treasury shares as shares of any class or classes or cancel them.

(viii)    **Transfer of Shares**

Subject to the restrictions described in the Articles and to the terms of issue of such shares, the certificated shares of any member may be transferred by instrument in writing in any usual or common form or any other form which the Directors may approve; and the Directors may permit any shares to be held in uncertificated form and title to those shares to be transferred in accordance with the Companies Act, 1990 (Uncertificated Securities) Regulations, 1996 and the practices instituted by the operator of the CREST system. The instrument of transfer of any certificated share shall be executed by or on behalf of the transferor and, in cases where the share is not fully paid, by or on behalf of the transferee. The Directors may, in their absolute discretion and without assigning any reason therefore decline to register any transfer of a partly-paid share (provided that in the case of partly-paid shares which are dealt in on the Irish Stock Exchange or the London Stock Exchange the Directors shall not exercise that discretion in such a way as to prevent dealings in such shares from taking place on an open and proper basis). The Directors may also decline to register any instrument of transfer of any certificated shares unless: (A) it is lodged at the registered office or at such other place as the Directors may appoint and is accompanied by the certificate of the shares to which it relates and such other evidence as the Directors may reasonably require to prove the title of the transferor; (B) it is in respect of one class of share only; and (C) it is in favour of not more than four transferees. The Directors may refuse to register a transfer of uncertificated shares only in such circumstances as may be permitted or required by the aforesaid Regulations or where the transfer is in favour of more than four persons jointly. The registration of transfers of shares may be suspended at such times and for such periods (not exceeding 30 days in each year) as the Directors may determine.

(ix)    **Board of Directors**

Campus Companies Custodian Limited shall be entitled to appoint one director to the Board for so long as it holds 2% or more of the entire issued share capital of the Company.

Approval of 80% of the Board is required for the annual appointment of the chairman to the Board.

## 4.    DIRECTORS' AND OTHER INTERESTS

(a)    As at the date hereof and immediately following Admission, the interests (all of which are or will be beneficial) of each Director (including any interests of his/her spouse and minor children) and those of any person connected with that Director within the meaning of Section 26 of 1990 Act (a "Connected Person") in the share capital of the Company which (i) are required to be notified to the Company pursuant to section 53 or section 64 of the 1990 Act, (ii) are required pursuant to section 59 of that Act to be entered in the register referred to therein or (iii) are interests of a Connected Person which would, if the Connected Person were a Director, be required to be disclosed under (i) or (ii) above and the existence of which is known to or could with reasonable diligence be ascertained by that Director are or will be as follows:



| | Current Number of Ordinary Shares | Current Percentage of Issued Ordinary Share Capital | Number of Ordinary Shares Following Admission | Percentage of Issued Ordinary Share Capital Following Admission |
|---|---|---|---|---|
| Sean Henneberry | nil | nil | * | * |
| Brian Hett | 650,410 | 14.65% | 650,410 | 11.58% |
| Kieran Walshe | 580,010 | 13.06% | 580,010 | 10. 33% |
| Brian Flavin | nil | nil | nil | nil |
| Paul Torgerson | 71,410 | 1.61% | 71,410 | 1.27% |

* Sean Henneberry has taken part in underwriting the Minimum Subscription to the extent of 44,117 Ordinary Shares and depending on the success of the Offer may be required to take up some or all of the said shares.

Except as disclosed above in this paragraph 4, no interest in the share capital of the Company is held by any Director and no such interest, the existence of which is known to or could with reasonable diligence be ascertained by the relevant Director, is held by any Connected Person.

(b)   None of the Directors, has, or, had, any interest in any transaction which is or was unusual in its nature or conditions or significant to the business of the Company.

(c)   Save as disclosed in this document, there are no outstanding loans, guarantees or other securities or indemnities granted or provided by any member of the Group to or for any Director.

(d)   Save as disclosed above, none of the Directors has any interest in the share capital or loan capital of the Company or any of its subsidiaries nor does any person connected with the Directors (under the meaning of section 26 of the Companies Act 1990) have such interests, whether beneficial or non beneficial.

## 5.   CURRENT AND PRIOR DIRECTORSHIPS AND PARTNERSHIPS OF THE DIRECTORS

(a)   The Directors have held the following directorships and/or been partners in the following partnerships within the five years prior to the date of this document: -

**(1)   Sean Henneberry**

| **Current Directorships** | **Past Directorships** |
|---|---|
| Aer Arann Group Teo | Anshe Limited |
| Aerospace Industries PLC | Barclay Chemicals Manufacturing Ltd |
| Andrew Mannion Engineering Ltd | Hitol Limited |
| Royal Irish Silvaculture Limited | Gresham Hotel Group PLC |
| Caulfield Group Ltd | |
| Datacare Software Group Limited | |
| Equitas Investments Ltd | |
| Equitas Limited | |
| Equitas Nominees Limited | |
| Hickey's Pharmacy Limited | |
| Imagine Software Industries Limited | |
| Management Techniques Limited | |
| Premier UK Residential Real Estate PLC | |
| Qualceram Shires PLC | |
| Swift Fine Foods Limited | |
| The Belfry Properties (UK) PLC | |
| The Second Belfry Properties (UK) plc | |
| The Third Belfry Properties (UK) plc | |



Tridelta Development Limited
UFAC Holdings Limited

**(2)     Brian Hett**

| **Current Directorships** | **Past Directorships** |
|---|---|
| Tridelta Development Limited<br>TriMed Research Inc | None |

**(3)     Kieran Walshe**

| **Current Directorships** | **Past Directorships** |
|---|---|
| Tridelta Development Limited | None |

**(4)     Paul Torgerson**

| **Current Directorships** | **Past Directorships** |
|---|---|
| Tridelta Development Limited | None |

**(5)     Brian Flavin**

| **Current Directorships** | **Past Directorships** |
|---|---|
| Tridelta Development Limited<br>Pharmatrin Limited<br>Kapooki Games Ltd | Global Mark Industries Limited |

(b)     Brian Flavin acted as a director of Global Mark Industries Limited from the 12$^{th}$ November 2001 until it entered into liquidation on the 1$^{st}$ February 2002. This company is currently in liquidation.

(c)     Sean Henneberry is a director of Aerospace Industries PLC; various companies within this group are in the process of entering into liquidation.

(d)     Save as disclosed above, none of the Directors has:

(i)     any unspent convictions in relation to indictable offences;

(ii)     ever been declared bankrupt or been the subject of an individual voluntary arrangement;

(iii)     ever been a director of a company which, while he was a director or within 12 months of his ceasing to be a director, had a receiver appointed, entered into liquidation, entered into administration, entered into a voluntary arrangement or made any compositional arrangements with its creditors generally or with any class of its creditors;

(iv)     ever been a partner in a partnership which while he was a partner or within 12 months of his ceasing to be a partner entered into compulsory liquidation, administration or a partnership voluntary arrangement;

(v)     owned any asset or been a partner in a partnership which while he owned that asset or was a partner or within 12 months after his ceasing to own that asset or be a partner entered into receivership;

(vi)     been the subject of any public criticism by any statutory or regulatory authority (including recognised professional bodies); and

51



(vii)    been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.



## 6 DIRECTORS' REMUNERATION AND LETTERS OF APPOINTMENT

The following are particulars of the Directors' Letters of Appointment with the Company: -

On 8th October 2002, Sean Henneberry was appointed as Chairman under a letter of appointment for an annual fee of €20,000. The appointment is terminable at any time upon 3 months' written notice by either party.

On 8th October 2002, Brian Hett was appointed as Director under a letter of appointment. The appointment is terminable at any time upon 3 months' written notice by either party.

On 8th October 2002, Kieran Walshe was appointed as Director under a letter of appointment. The appointment is terminable at any time upon 3 months' written notice by either party.

On 8th October 2002, Paul Torgerson was appointed as Director under a letter of appointment for an annual fee of €15,000. The appointment is terminable at any time upon 3 months' written notice by either party.

On 8th October 2002, Brian Flavin was appointed as Director under a letter of appointment for an annual fee of €15,000.

On the 20th April 2000 Brian Hett and Kieran Walshe entered into service agreements with Tridelta. These service agreements are for an initial period of 5 years from the 20th April 2000 and thereafter shall automatically be renewed for a further two year period unless terminated by notice in writing of not less than one months notice given by either party prior to such renewal. The service agreements contain provisions for early termination, inter alia, in the event of a breach by the Director. The salary payable under these agreements is €67,296 in the case of Brian Hett and €67,296 in the case of Kieran Walshe including pension, health insurance and other benefits. The Directors are entitled to 4% of the Tridelta's profit after tax as disclosed by the audited accounts of Tridelta.

The estimated aggregate remuneration to be paid and benefits in kind to be granted to the Directors by the Group for 2002, being the first financial year of the Company, under the arrangements in force at the date of this Prospectus will be €184,592 and for 2003 is not estimated to exceed €210,000.

Except as disclosed in this Prospectus, there are no existing or proposed service contracts between the Company and any of the Directors, which expire or are terminable by the Company without payment of compensation within one year.

## 7. SUBSTANTIAL INTERESTS

Following the Offer and assuming full subscription, the following persons will be interested (directly or indirectly) in 3% or more of the enlarged issued share capital of the Company immediately following Admission:

Following the Offer

| Name | Number of Ordinary Shares | % of issued Ordinary Share Capital |
|---|---|---|
| Michelle Hett | 650,410 | 11.58 |
| Enterprise Ireland | 372,800 | 6.64 |
| Enterprise 2000 Fund Limited | 372,800 | 6.64 |
| Campus Companies Custodian Limited | 1,002,632* | 17.85 |
| Dublin Seed Capital Fund Limited | 257,105 | 4.58 |



Save as disclosed in this paragraph, and in so far as the Company has the information, the Directors are not aware of any persons who immediately following Admission, directly or indirectly, jointly or severally, will or could exercise control over the Company.

\* This includes 57,013 Ordinary Shares which Campus has indicated to the Company it intends to subscribe for under the terms of the Offer.

## 8. OFFER FOR SUBSCRIPTION AGREEMENT

The Company has entered into an Offer for Subscription Agreement on 16th April 2003 between the Company (1), the Directors (2), Acorn (3) pursuant to which, and conditional upon, *inter alia*, Admission taking place on or before 30 June 2003 (or such later time and/or date as Acorn and the Company may agree, being not later than 29th August 2003) Acorn has agreed to use reasonable endeavours to procure subscribers for the Offer Shares.

The Offer for Subscription Agreement contains indemnities and warranties from the Company and the Directors in favour of Acorn, together with provisions which enable Acorn to terminate the agreement in certain circumstances prior to Admission, including, but not limited to, circumstances when any warranties are found not to be true and accurate in any material respects. Following Admission, Acorn will receive a fee of Stg £10,000 for the first year following Admission, Stg £12,500 for the second year and Stg £15,000 per annum thereafter in respect of their services under the Corporate Advisers Agreement, dated the 5th March 2002.

Pursuant to the Offer for Subscription Agreement the Directors and the Existing Shareholders, on behalf of themselves, their families and others deemed to be connected with them, have undertaken not to dispose of any existing Ordinary Shares, save in certain circumstances. Such restriction is to be operative for a period of twelve months following Admission except with the written consent of Acorn.

## 9. EMPLOYEE SHARE SCHEMES

The Company has adopted a share option scheme ("the Share Option Scheme") the principal provisions of which are summarised below. For the purposes of the summary, capitalised terms shall have the meanings ascribed to them in the Scheme.

(a) *Eligibility*

The Board may grant an option to any employee, officer or director of the Company or any subsidiary of the Company who is required to devote substantially the whole of his/her time to the service of the Company or any subsidiary of the Company.

(b) *Limits*

The number of options which may be granted pursuant to the Share Option Scheme when aggregated with the number of shares which have been or remain to be issued pursuant to the Share Option Scheme shall not exceed 10% of the number of issued Ordinary Shares from time to time. The limitations may be adjusted by the Company, with confirmation from the Company's auditors as to the reasonableness and fairness of the adjustments following the issue of additional Ordinary Shares by way of rights issue or capitalisation of profits or reserves or any sub division or reduction or consolidation of the capital of the Company.

(c) *Grant of Options*

The Board in its discretion after the adoption of the Share Option Scheme may at any time offer to an option holder an option under the Scheme at the option price on terms that the offer will lapse unless acceptance from the Share Option Scheme member is received by the Company together with the option price within 10 days of the date of the offer. As soon as is reasonably practicable after receipt of the acceptance and the option price, the Board shall issue the option holder with an option certificate. The Board shall determine whether such option may be assigned or transferred and impose such conditions as they see fit. No option shall be granted on a date more than 10 years from the date of adoption of the Scheme.



(d) *Exercise of Options*

The options may be exercised in whole or in part at any time within the period of exercise ability specified by the Board on the grant of an option. Subject to certain specified exemptions in the Share Option Scheme, an option not exercised within that period shall lapse.

Notice of exercise of the option shall be in writing specifying the number of shares in respect of which the option is exercised and accompanied by the relevant option certificate and payment of the subscription price for the Ordinary Shares in respect of which the option is exercised. Within 30 days of receipt by the Company of the above, Ordinary Shares for which the option has been exercised shall be issued by the Company to the option holder and as soon as is practicable after allotting such shares the Board shall issue a share certificate in respect of the shares allotted and where the option remains partially unexercised, a certificate indicating the number of shares over which the option may still be exercisable. The shares issued pursuant to the option shall rank pari passu with the Ordinary Shares then in issue.

(e) *Termination of the Right to Exercise the Option*

The right to exercise an option shall terminate on

(i) 12 months after the death of an option holder

(ii) 12 months after the option holder ceases to be an employee, director or officer of the Company or its subsidiary due to ill health or normal retirement at retirement age, subject to certain exceptions.

(f) *Reconstruction and Winding Up*

If, there is any reorganisation of the capital of the Company or a reconstruction or amalgamation of the Company involving a material change in the nature of the shares comprised in an option or if an order is made or a resolution is passed for the winding up of the Company an option holder may on the date that such reconstruction or amalgamation becomes unconditional or such winding up takes effect, exercise all or any of those options which are unexercised. All share options, which have not been so exercised, will lapse.

## 10. PENSIONS

There is no existing occupational pension scheme for employees nor does the Company pay contributions to employee pension funds. Tridelta operates a pension scheme for key executives.

## 11. TAXATION

The following summary, which is intended as a general guide only, outlines certain aspects of legislation and Revenue practice in Ireland and the United Kingdom regarding the ownership and disposition of Ordinary Shares. It relates only to the position of Shareholders who are resident or ordinarily resident in Ireland or the United Kingdom for tax purposes and who hold Ordinary Shares as capital assets and not for the purpose of a trade. This summary does not address the position of certain classes of Shareholders such as dealers in securities, to whom special rules apply. This summary is not exhaustive and Shareholders are advised to consult their own tax advisers as to the taxation consequences of their purchase, ownership and disposition of Ordinary Shares. The summary is based on current Irish and United Kingdom tax legislation and on the current Double Taxation Agreement between Ireland and the United Kingdom. Shareholders should be aware that future legislative, administrative and judicial changes could affect the taxation consequences described below.

(a) Taxation of the Company

The Company is an Irish incorporated company and is managed and controlled in the Ireland and accordingly it is resident in Ireland for tax purposes.



(b)  Withholding Tax

Withholding tax at the standard rate of income tax (currently 20%) applies to dividend payments and other profit distributions by an Irish resident company. The following categories of shareholders can receive the dividends free of dividend withholding tax provided they supply relevant declarations or certificates.

(i)  An Irish resident company.

(ii)  An Irish pension fund or Irish charity approved by the Irish Revenue Commissioners.

(iii)  An individual who is neither resident nor ordinarily resident in Ireland and is resident for tax purposes in another Member State of the European Union or in a territory with which Ireland has a tax treaty (a "treaty country").

(iv)  A company resident outside Ireland, ultimately controlled by shareholders resident in another EU Member State or in a treaty country.

(v)  A company, or a 75% subsidiary of a company, the principal class of share of which is substantially and regularly traded on a recognised stock exchange located in an EU Member State (other than Ireland), or in a country with which Ireland has a double tax treaty or another approved stock exchange.

(vi)  A company resident in a treaty country or another EU Member State that is not controlled by Irish residents.

(vii)  A company resident in another EU Member State and holding 25% of the share capital of the paying company.

(viii)  Companies wholly owned directly or indirectly by two or more companies the principle class of shares of each of which is substantially and regularly traded on a recognised stock exchange in a treaty country, another EU Member State or an approved stock exchange.

Dividends paid to a UK company that does not fall within the above exemptions, will be subject to withholding tax. The Ireland/UK Tax Treaty reduces this withholding tax to:

(i)  5% of the gross amount of the dividends if the beneficial owner is a company which controls directly or indirectly 10% or more of the voting power in the company paying the dividends;

(ii)  in all other cases 15% of the gross amount of the dividends.

This note does not address the position for intermediaries and qualifying intermediaries, as defined in the Finance Act, 1999.

(c)  Taxation of Dividends

(i)  Taxation of Irish Resident Shareholders

Irish resident Shareholders who are individuals will be subject to income tax and levies on the aggregate of the net dividend received and the withholding tax deducted. The withholding tax deducted will be available for offset against the individual's income tax liability. A Shareholder may claim to have the withholding tax refunded to him to the extent that it exceeds his income tax liability.

An Irish resident Shareholder, which is a company, will not be subject to Irish corporation tax on dividends received from the Company and tax will not be withheld at source by the Company provided the appropriate declaration is made. A Company, which is a close company, as defined under Irish legislation, may be subject to a corporation tax surcharge on such dividend income to the extent that it is not distributed.



Shareholders who are Irish approved pension funds or Irish approved charities are generally exempt from tax on their dividend income and will not have tax withheld at source by the Company from dividends received provided the appropriate declaration is made.

(ii)     Taxation of United Kingdom Resident Shareholders

Dividends paid to a United Kingdom resident Shareholder will not be subject to Irish withholding tax on the understanding that the Shareholder satisfies the necessary legislative conditions described in 11(b) above.

United Kingdom resident Shareholders who are individuals will be subject to income tax in the United Kingdom on the amount of dividends received.

United Kingdom resident Shareholders that are companies controlling (either alone or together with one or more associated companies) directly or indirectly less than 10% of the voting power of the Company, will be subject to corporation tax in the United Kingdom on the amount of dividends received.

A United Kingdom resident Shareholder that is a company controlling (either alone or together with one or more associated companies) directly or indirectly 10% or more of the voting power of the Company will be liable to United Kingdom corporation tax on the aggregate of the dividend and the underlying Irish corporation tax. The underlying Irish corporation tax will be available for set off against the United Kingdom corporation tax liability on the aggregate amount.

A United Kingdom resident Shareholder which is not a company controlling directly or indirectly 10% or more of the voting power of the Company and which is not subject to tax in the United Kingdom by reason of the United Kingdom law affording relief to charities and certain superannuation schemes or to insurance companies in respect of their pension business should not be subject to tax in the United Kingdom on a dividend from the Company.

i.   Capital Gains Tax

The Company's Ordinary Shares constitute chargeable assets for Irish capital gains tax purposes and, accordingly, Shareholders who are resident or ordinarily resident in Ireland, depending on their circumstances, may be liable to Irish tax on capital gains on a disposal of Ordinary Shares.

Shareholders of the Company who are neither resident nor ordinarily resident in Ireland and who do not hold the Ordinary Shares as part of the assets of a trade carried on in Ireland by them through a branch or agency are not subject to Irish tax on capital gains arising on the disposal of these Ordinary Shares. This is on the basis that the shares do not derive the greater part of their value from land and certain other assets in the State.

In most circumstances a disposal of Ordinary Shares by a Shareholder who is resident or ordinarily resident in the United Kingdom will constitute a disposal for the purposes of United Kingdom capital gains tax and, accordingly, may give rise to a tax liability. Gains arising to individuals who leave the UK for less than five years may also be taxed on their return. Gains arising to holders of Ordinary Shares taxed as dealers in securities may be treated as income and taxed as such.

ii.   Stamp Duty

Irish stamp duty will be charged at the rate of €1 for every €100 (or part thereof) of the amount or value of the consideration on any conveyance or transfer on sale or voluntary disposition of Ordinary Shares. In relation to a conveyance or transfer on sale or voluntary

57



disposition of Ordinary Shares under the CREST System, Irish stamp duty at the rate of 1% will be payable on the amount or value of the consideration.

No United Kingdom stamp duty or stamp duty reserve tax will arise on the issue of Ordinary Shares. United Kingdom stamp duty (or stamp duty reserve tax if stamp duty is not payable on the transfer) should be payable by a transferee at a rate of 0.5% of the amount or value of the consideration rounded up to the next Stg £5 paid on a transfer of Ordinary Shares executed within the United Kingdom with the balance of duty due under Irish stamp duty legislation being payable to the Irish Revenue Commissioners. This reflects an arrangement in force between the Irish and United Kingdom authorities whereby each recognises and gives credit for stamp duty paid in the other jurisdiction.

(iii)    Close Company Status

The Company is not a close company for the purposes of Part 13 of the Taxes Consolidation Act, 1997.

## 12.    MATERIAL CONTRACTS

The following contracts, not being contracts entered into in the ordinary course of business, have been entered into by the Company or other members of the Group within the two years immediately preceding the date of this document and are, or may be, material:

12.1    On the 14th October 1999 Tridelta entered into an agreement with the University of Glasgow whereby Tridelta was granted an exclusive worldwide non transferable licence to use the patents and know how in relation to the assay for Haptoglobin. This agreement was updated on 31st January 2000.

12.2    On 30th March 1999 Tridelta entered into an Agreement with Accuplex LLC (University of Nebraska) whereby Tridelta was granted an exclusive worldwide licence to possess and use cell lines for producing monoclonal antibodies for the measurement of Serum Amyloid A an acute phase proteins in humans and animals together with information relating to the use of these antibodies.

12.3    On the 21st June 1999 Tridelta entered into an agreement with BioSource International Inc to supply a range of acute phase proteins assays for re-labelling and sale by BioSource.

12.4    In June 1999 Tridelta entered into an agreement with the University of Glasgow whereby Tridelta was granted an exclusive non-transferable worldwide licence to manufacture, distribute and sell products based on the assay for Canine C Reactive Protein ("CRP").

12.5    In March 2000 Tridelta entered into an Agreement with Utrecht University whereby Tridelta was granted an exclusive non-transferable worldwide licence to manufacture, distribute and sell product based on the Porcine CRP based on the novel antibodies for Porcine CRP developed by Utrecht University.

12.6    In the May 2000 Tridelta entered into an agreement with the University of Glasgow whereby Tridelta was granted an exclusive worldwide non transferable licence to use the patents and know how in relation to the manufacturing, distribution, and selling of products derived from the patent and know how in respect of the use of Haptoglobin as a marker for Mastitis.

12.7    In 2000 Tridelta established a joint venture company, TriMed Inc. USA, in collaboration with The UNEMED Corporation, Nebraska, to develop and commercialise the recently discovered and proprietary therapeutic applications of the MAA protein.

12.8    On the 9th of December 1999 Tridelta plc entered into in an Agreement with Accuplex LCC (University of Nebraska) whereby Tridelta was granted a further worldwide exclusive licence by Accuplex to the patent application for diagnostic assays of MAA, a new acute phase protein, as a marker of mastitis.

12.9    On the 26th April 2001 Tridelta entered into an agreement with Mark & Spencer to evaluate the use of Tridelta's novel Acute Phase Proteins (APP) assays in the development of quality assurance and animal welfare programme.



12.10   On the 27[th] December 2001 Tridelta entered into an agreement with SCIL to develop and manufacture a range of assay cartridges for SCIL's ImmunoLab Vet Analyser.

12.11   On the 5[th] April 2002 Tridelta entered into an agreement with Sensortec to develop an on-line or off-line/hand-held system to measure Tridelta proprietary MAA as a marker of mastitis in dairy cows.

12.12   the Offer for Subscription Agreement as further detailed in paragraph 8 of this Part IV;

12.13   the Corporate Advisers Agreement as further detailed in paragraph 16 of this Part IV;

12.14   the Acorn Option as further detailed on page 42 hereof;

12.15   On the16[th] April 2003 the Company entered into Underwriting Agreements with Mr C.M. Edwards, Mr J. Daley, Mr S. Henneberry, Mr T. Parker, Mr J. Berry, Mr P. Hooft, Mr M. J. Parlett, Mr P. Nolan, Mr G. N. Elliot, Molesworth Venture Capital Fund Limited Partnership, The Campus Companies Venture Capital Fund Limited Partnership, Akulos Investments Limited, Peeka Finance Limited, Global Underwriting plc. whereby they have agreed to subscribe to the Company for an aggregate of 705,883 Ordinary Shares in consideration for which the Company issued 705,883 share warrants. The exercise price for each of these share warrants is €0.90 per share in the first year of issue increasing by €0.10 per share in every subsequent year to amount to not more than €1.30 per share in the fifth year after issue.

## 13.   WORKING CAPITAL

The Directors are of the opinion, having made due and careful enquiry and assuming the Minimum Subscription is achieved and taking into account existing facilities available to the Company, the working capital available to the Company is sufficient for its present requirements, that is, for at least twelve months from the closure of the Offer.

## 14.   INDEBTEDNESS

The Company does not have outstanding loan capital (whether outstanding or created but unissued), term loans, other borrowings or indebtedness in the nature of borrowings, including bank overdrafts, liabilities under acceptances (other than normal trade bills), acceptance credits, hire purchase commitments and obligations under finance leases , or guarantees or other contingent liabilities.

Tridelta has an overdraft facility with the Bank of Ireland, which facility's availability may not extend beyond €60,000. The Group's equipment is leased by Tridelta for €45,000 and a long term loan of €10,000 from Enterprise 2000 Fund Limited is being discharged by Tridelta on a monthly basis until 2005.

The cumulative redeemable preference shares in Tridelta held by Campus Custodian Companies Limited, Trinity Venture Capital limited and Dublin Seed Capital Fund Limited were converted to ordinary shares on the 8[th] October 2002 and subsequently acquired by the Company when it acquired the ordinary share capital of Tridelta. Prior to conversion, a coupon of 5% attached to these cumulative redeemable preference shares. Subject to the provisions of the Companies Act, 1983 the outstanding coupon at the date of conversion, being €47,671.23 is payable by Tridelta after 31[st] March 2003 once the funding has been completed.

A loan stock instrument entered into by Tridelta, Campus Custodian Companies Limited and Trinity Venture Capital Limited on 4[th] October 2001 was converted into ordinary shares on the 8th October 2002. These ordinary shares were subsequently acquired by the Company when it acquired the ordinary share capital of Tridelta. Prior to conversion interest at a rate of 6% was payable under this loan stock instrument, the outstanding interest at the date of conversion being €981.21.

50,000 preference shares in the capital of Tridelta continue to be held by Enterprise Ireland. Subject to the provisions of the Companies Act, 1983 these will be redeemed by Tridelta as to 25,000 on the 30[th] June 2004 and 25,000 on the 30[th] June 2005 at a price equal to the amount paid up on these shares, being €1.269738 each, in accordance with the Articles of Association of Tridelta.



## 15. LITIGATION

The Company is not and has never been party to any legal or arbitration proceedings which are having or may have or have had during the twelve months preceding the date of this document a significant effect on the Company's financial position nor, so far as the Directors are aware, are any such proceedings pending or threatened against the Company.

## 16. ARRANGEMENTS RELATING TO THE OFFER.

16.1    Under the Corporate Advisers Agreement and the Offer for Subscription Agreement:-

16.1.1    the Company has agreed to pay Acorn an amount equal to Stg £10,000 plus the higher of Stg £25,000 or 5% of the proceeds of the Offer (not to include monies raised from the Existing Shareholders) subject to Acorn receiving a minimum fee of Stg £25,000 to include the Stg £10,000 mentioned above);

16.1.2    in addition, the Company has agreed to issue the Acorn Option;

16.1.3    the Company has agreed to pay all other costs and expenses of the Offer and related arrangements together with Valued Added Tax on all such other costs and expenses;

16.1.4    the Company and the Directors have given certain warranties and indemnities to Acorn as to the accuracy of information in this document and as to other matters in relation to the Company and its business; and

16.1.5    the Directors have undertaken, subject to certain limited exceptions, that, save with the consent to Acorn, they will not transfer, sell or otherwise dispose of any of their respective interests in the Ordinary Shares held immediately following completion of the Offer until after the first anniversary of Admission.

16.2    The Offer for Subscription Agreement may be terminated by Acorn before completion of the Offer in certain circumstances, including for material breach of the warranties referred to above.

16.3    Following admission to Ofex the Company has agreed to pay Acorn an on going corporate advisory fee of Stg £10,000 in the first year and Stg £12,500 in the second and Stg £15,000 per annum thereafter.

## 17. GENERAL

(a)    Hamill Spence O'Connell has given and not withdrawn its written consent to the inclusion in this document of its Accountants Report in Part II above and the references to such report and to its name in the form and context in which they appear.

(b)    Acorn has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of the references to it in the form and context in which they appear.

(c)    Capita Corporate Registrars Plc and Capita IRG Plc have given and have not withdrawn their written consent to the inclusion herein of the references to them in the form and context in which they appear.

(d)    With reference to and for the purposes of paragraph 45(1) (b) of Part VII of the POS Regulations Hamill Spence O' Connell accepts responsibility in relation to this document for the report set out in Part II of this document.

(e)    The Ordinary Shares are in registered form and the liability of members is limited to the amount, if any, unpaid on their shares.



The Companies Act, 1990, (Uncertificated Securities) Regulations, 1996 (the "Regulations") make provision for the transfer without a written transfer, and the evidencing otherwise than by a share certificate, of title to shares, provided that such title is evidenced and transferred in accordance with certain computer-based systems and procedures. The Articles of Association of the Company permit title to the Ordinary Shares to be evidenced and transferred without a written instrument in accordance with the Regulations.

The Company will make an application for the Ordinary Shares to be admitted to the CREST system operated by CREST Co Limited. The permission of CREST Co Limited must be given before the Ordinary Shares can be transferred and evidenced in uncertificated form. The Company's Articles of Association disapply in relation to Ordinary Shares that are held in uncertificated form those provisions of the Articles that require written instruments of transfer and share certificates.

A shareholder is not obliged to hold his Ordinary Shares in uncertificated form. Each holder of Ordinary Shares can choose whether or not to hold his Ordinary Shares in uncertificated form. The Company's Registrars will continue to register written instruments of transfer and to issue share certificates in respect of Ordinary Shares held in certificated form, in accordance with the provisions of the Articles of Association.

No temporary documents of title will be issued.

(f)     The Ordinary Shares have a nominal value of €0.10 and the premium on issue of the Ordinary Shares pursuant to the Offer will be €0.75 per share. The Offer Price is payable in full on application.   The premium arising on the Offer Shares assuming full subscription will be €882,352.50.

(g)     Other than those disclosed in this document, the Group is not dependent on any patents or other intellectual property rights, licences or particular contracts which are of fundamental importance to the Group's business.

(h)     The Directors are not aware of any arrangement under which future dividends are waived or agreed to be waived.

(i)     Preliminary expenses of €800 were incurred in connection with the formation of the Company and have been paid by the Company.

(j)     It is estimated that the total expenses (including commission) payable by the Company in connection with the Offer and Admission are estimated to amount to approximately €130,000 excluding VAT assuming full subscription. The amounts payable by the Company to Acorn for procuring subscriptions for up to 1,176,470 Ordinary Shares will include a commission of 5% of the amounts subscribed (not to include amounts subscribed by Existing Shareholders).

(k)     Save as disclosed in this document there has been no material change in the financial or trading position of the Company since incorporation and there are no significant investments in progress by the Company.

(l)     For the purposes of Section 82 of the Companies Act, 1985 in the UK and Section 56 of the 1963 Act the subscription list shall open at 10 am on the 28th April 2003 and may be closed at any time thereafter but not later than 3 pm on 31st May 2003 unless extended by the Directors to a date not later than 3 pm on 25th June 2003

(m)     The Company itself has not traded since incorporation but is the holding company for Tridelta which operates the business of the Group.

(n)     There have been no interruptions in the business of the Group which may have or have had in the 12 months preceding publication of this document a significant effect on the financial position of the Company



(o)     The Minimum Subscription has been underwritten.

(p)     Except for fees payable to professional advisers whose names appear on pages 3 and 4 above and payments to trade suppliers, no person has received any fees, securities or other benefit to a value of Stg £10,000 (excluding VAT) or more, directly or indirectly, from the Company within the 12 months preceding the application for Admission, or has entered into any contractual arrangements to receive any such fees securities or other benefit, directly or indirectly, from the Company on or after Admission.

(q)     The Directors are, or may be deemed to be, promoters of the Company. No payment, security or other benefit has been or is to be made, issued or given to any of them in consideration of his or her acting as a promoter of the Company.

(r)     In the Directors' opinion the minimum amount to be raised pursuant to the Offer for the purposes set out in paragraph 21(a) of Schedule 1 to the POS Regulations is €600,000 which will be applied as follows:-

| (i)   | purchase price of property                                      | Nil      |
|-------|-----------------------------------------------------------------|----------|
| (ii)  | commissions and expenses payable under the Offer                | €130,000 |
| (iii) | repayment of monies borrowed in respect of (i) and (ii) above   | Nil      |
| (iv)  | working capital                                                 | €470,000 |

There are no amounts to be provided in respect of the matters mentioned above otherwise than out of the Offer or from the Company's existing resources.

(s)     Copies of this document will be available for collection free of charge at the offices of Ivor Fitzpatrick & Company., 44-45 St. Stephen's Green, Dublin 2 and Acorn Corporate Finance Limited, Bollin House, Riverside Park, Wilmslow, Cheshire SK9 1DP, England during normal business hours on any weekday (Saturdays and public holidays excepted) for the period during which the Offer remains open.

## 18.   DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents may be inspected at the offices of Ivor Fitzpatrick & Company, 44 - 45 St Stephen's Green, Dublin 2 and Acorn Corporate Finance Limited, Bollin House, Riverside Park, Wilmslow, Cheshire SK9 1DP, England during normal business hours on any weekday (Saturdays and public holidays excepted) for a period of 14 days following the date of this document: -

(a)     the Memorandum and Articles of Association of the Company referred to in paragraph 3 Part IV above;

(b)     the Accountants' Report set out in Part II of this document;

(c)     the Directors' letters of appointment referred to in paragraph 6 Part IV above;

(d)     the Material Contracts referred to in paragraph 12 Part IV above;

(e)     the written consents referred to in paragraph 17 Part IV above;

(f)     the Share Option Scheme referred to in paragraph 13 Part 1 above;



# PART V – APPLICATION UNDER THE OFFER

The subscription list will open at 10 am on 28th April 2003 and may be closed at any time thereafter but not later than 3 pm on 31st May 2003 (unless extended by the Directors to a date not later then 3 pm on 25th June 2003). The basis on which applications have been accepted is expected to be announced on or around 4th June 2003.

Applications must be received by post or (during normal business hours only) by hand in Ireland at Capita Corporate Registrars Plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland or in the UK at Capita IRG Plc, Corporate Actions, PO Box No 166 The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH to arrive as soon as possible, but in any event by no later than 3 pm on 31st May 2003.

Applications must be for a minimum of 4,000 Ordinary Shares and thereafter in multiples of 500.

It is expected that definitive share certificates will be posted to successful applicants within two weeks of the closing of the subscription list. Dealings prior to receipt of share certificates will be at the risk of the applicant(s). A person so dealing must recognise the risk that an application may not have been accepted to the extent anticipated, or at all.

Applications are made on the following terms:

1.    Save where the context otherwise requires, definitions in this document bear the same meaning when used in the Application Form.

2.    The contracts resulting from acceptances of application under the Offer will be conditional on:

       (i)      Acceptance; and

       (ii)     the Minimum Subscription being achieved,

       In each case occurring not later than 3 pm on 30th June 2003 or such later time and/or date as Acorn and the Company may agree, being not later than 3 pm on 29th August 2003. If this condition is not satisfied, monies collected in respect of applications will be refunded by returning the applicant's cheque or bankers draft or by sending a cheque crossed "A/C Payee" in favour of the first named applicant in each case without interest and by post to the address of the first named applicant at the risk of the applicant(s).

3.    Cheques and banker's drafts may be presented for payment on receipt thereof by the Receiving Agents before the conditions stated in paragraph 2 above are satisfied and, pending allocation or allotment or return of application monies or any excess of such monies (in each case without interest), will be retained by the Receiving Agents in a separate account. The Receiving Agents may retain share certificates and surplus application monies pending clearance of each applicant's cheque or banker's draft.

4.    The basis of allocation will be determined by Acorn in its absolute discretion after consultation with the Company. An applicant may be allocated Ordinary Shares allotted by the Company in such proportions Acorn in its absolute discretion may determine. Each acceptance of an application (whether in whole or in part) for the subscription of Ordinary Shares and these terms and conditions shall be construed accordingly.

5.    Acorn may, in its absolute discretion, reject in whole or in part or scale down any application including, without limitation, any application which is considered by Acorn to have been made by a nominee unless such application is accompanied by written confirmation of the identity of the intended beneficial owner. Acorn reserves the right to reject any application in respect of which the applicant's cheque or banker's draft has not been cleared by noon on 5th June 2003. If any application is not accepted, or is accepted for fewer Ordinary Shares than the number applied for, the application monies or the balance of therein (as the case may be) will be refunded by returning the applicant's cheque or banker's draft, or be sending a cheque crossed "A/C Payee" in favour of the first named applicant, in each case by post, to the address of the first named applicant without interest at the risk of the applicant(s). Acorn may treat as invalid any application which has not been completed in all respects in accordance with the instructions accompanying the Application Form or which is not accompanied by a power of attorney where necessary.



6.  Applications must be made on the Application Form. By completing and delivering the Application Form each applicant:

    (a)  offers to acquire the number of Ordinary Shares specified in the Application Form (or such smaller number for which his application may be accepted) at the Offer Price on the terms and subject to the conditions set out in the Application Form (of which these terms and conditions), the prospectus dated 25[th] April 2003 and the Memorandum and Articles of Association of the Company.

    (b)  authorises the Receiving Agents to send a share certificate for the number of Ordinary Shares for which his application is accepted and/or a cheque crossed "A/C Payee" for any monies returnable (without interest) by post to his address (or that of the first named applicant) as set out in his Application Form at his risk and to procure that his name together with the name(s) of any other joint applicant(s) is/are placed on the register of members of the Company in respect of such Ordinary Shares;

    (c)  warrants that his cheque or banker's draft will be honoured on first presentation and agrees that if the cheque or banker's draft is not so honoured he will not be entitled to receive a share certificate in respect of the Ordinary Shares applied for or to enjoy or receive or transfer any rights or distributions in respect of any Ordinary Shares unless and until payment in cleared funds is made by him for the Ordinary Shares and that payment is accepted by Acorn on behalf of the Company (which acceptance shall be at Acorn and the Company's absolute discretion and may be on the basis that he indemnifies Acorn and the Company against all costs, damages, losses, expenses and liabilities arising out of or in connection with the failure of his cheque or banker's draft to be honoured on first presentation ) and that at any time prior to unconditional acceptance by Acorn of the late payment, Acorn (on behalf of the Company) may (without prejudice to any other rights that it or they may have and without any liability) avoid the agreement to allocate such Ordinary Shares to the applicant and may re-allocate such Ordinary Shares to some other person, in which case he will not be entitled to any refund or payment (other than the return of such late payment) in respect of the Ordinary Shares provided that if a share certificate is issued and/or a cheque is returned to an applicant before his cheque is cleared then if the applicant's cheque does not clear on presentation the applicant authorises the Receiving Agents to cancel the cheque returned to the applicant authorises Acorn to sell the Ordinary Shares comprised in the share certificate on behalf of the applicant and retain all monies received from such sale for the benefit of the Company including any premium obtained above the Offer Price and the applicant will remain liable to the Company in respect of the shortfall on the Offer Price, and Acorn shall have no liability to the applicant or the Company in respect of the price obtained or timing of such sale;

    (d)  in consideration of Acorn agreeing that it will consider and process applications for the Ordinary Shares in accordance with the procedures referred to in this document and as a separate collateral contract between him and Acorn which will become binding on despatch by post of his Application Form to or, in the case of applications delivered by hand, upon receipt of his Application Form by the Receiving Agents:

        (i)   agrees that his application may not be revoked until after 29[th] August 2003; and

        (ii)  agrees that promptly upon request being made, he will supply Acorn in writing with any information reasonably requested in respect of his application;

    (e)  agrees that all applications, acceptances of applications and contracts resulting under the Offer shall be governed by and construed in accordance with Irish law and further submits to the non-exclusive jurisdiction of the Irish courts and agrees that nothing shall limit the rights of the Company or Acorn to bring any action, suit or proceeding arising out of or in connection with any such applications, acceptances of applications or contracts in any other manner permitted by law or in any court of competent jurisdiction;

    (f)  warrants that if he signs an Application Form on behalf of any other person(s) (including a corporation) he has due authority to do so and that such person will also be bound by the terms and conditions of application and be deemed to have given the confirmations, warranties and undertakings contained in it;



(g) warrants that he is not, and is not applying as a nominee or agent for, a person who is or may be liable to stamp duty reserve tax under any of sections 67, 70, 93, or 96 of the Finance Act 1986 of the UK (depository receipts and clearance services);

(h) confirms that, in making his application, neither he nor any person on whose behalf he is applying is relying on any information or representation in relation to the Company or any member of the Company other than such as may be contained in this document and accordingly agrees that neither Acorn nor the Company nor the Directors nor any other person acting on behalf of any of them nor any person responsible solely or jointly for this document or any part of this document shall have any liability for any such other information or representation;

(i) irrevocably authorises the Receiving Agents or Acorn or their agent to do all things necessary to effect registration in his name(s) of any Ordinary Shares agreed to be subscribed for by him and authorises any representative of the Receiving Agents or Acorn to execute and/or complete any document of title required for those shares;

(j) warrants that he is not a person in the United States and is not applying on behalf of or with a view to the re-offer, sale, transfer, deliver or distribution to, or for the benefit of, any person within the US or who is a US person, and will not, as principal or agent, offer, sell, transfer, renounce, deliver or distribute, directly or indirectly, any Ordinary Shares being acquired by him to any person within the US or who is a US person. As used herein "United States" means the United States of America (including the States thereof and the District of Columbia) its territories and possessions and "US person" means any person or entity defined as such in Rule 902(o) under the United States Securities Act of 1933 (as amended);

(k) warrants that he is not a Canadian person (which expression shall mean any individual resident in Canada, any corporation, partnership or firm organised under or governed by the laws of Canada (or any political sub-division thereof), any branch in Canada of a corporation, partnership or firm incorporated or established outside Canada and any investment fund, estate or trust organised under or governed by the laws of Canada (or any political sub-division thereof) and is not applying on behalf of, or with a view to the re-offer, sale or transfer to, or for the benefit of, any such person:

(l) warrants that, in connection with his application, he has complied with and observed the laws of all relevant territories, obtained any requisite governmental or other consents which may be required, complied with all requisite formalities, and paid all issue, transfer or other taxes due in connection with his application in any territory and that he has not taken any action or omitted to take any action which will or may result in Acorn or the Company or any of their respective directors, officers, agents or employees acting in breach of the legal or regulatory requirements of any territory in connection with the Offer of his application;

(m) agrees that, having had the opportunity to read this document, he shall be deemed to have notice of all information and representations contained in it;

(n) agrees that Acorn is advising the Company in connection with the Offer and no-one else and that Acorn will not be responsible to him or to anyone other than the Company for providing the protections afforded to customers of Acorn or for providing advice in relation to the Offer; and

(o) warrants that he is not, and is not applying on behalf of, a person who is under the age of 18 on the date of his application, save that he may apply in his own name for the benefit of such person, as described in the Procedure of the Application.

7. Acceptance of an application will be effected at the election of Acorn by notification from Acorn to the Receiving Agents.

8. No person receiving a copy of this document and/or an Application Form in any territory other than the Ireland or the UK may treat the same as constituting an invitation or offer to him, nor should he in any event use such form, unless in the relevant territory such an invitation or offer could lawfully be made to him or such firm could lawfully be used without contravention of any legal or regulatory requirements. It is a condition of any application by a person outside the UK or Ireland that he has satisfied himself as to the full observance of the

65



laws of any relevant territory in connection with the application, including the obtaining of any governmental or other consents which may be required and compliance with other necessary formalities, and has paid or will pay any issue, transfer or other taxes required to be paid in such territory in respect of any Ordinary Shares acquired under the Offer.

9       The Ordinary Shares have not been, and will not be, registered under the United States Securities Act of 1933, as amended, or under the securities laws of Canada. Ordinary Shares may not be offered, sold, renounced, transferred or delivered, directly or indirectly, in the US or Canada or to or for the benefit of, any US person, and Canadian person or to any person purchasing such shares for re-offer, sale, renunciation or transfer in the US or Canada or as a result of a purchase order known to originate in the US or Canada. The Company has not and will not be registered under the United States Investment Company Act of 1940 (as amended).

10.     No liability to stamp duty or stamp duty reserve tax will arise on the allotment of Ordinary Shares by the Company. Any person who has any doubt about his taxation position should consult his professional financial adviser.

11.     To ensure compliance with the Criminal Justice Act 1994 in Ireland or the Money Laundering Regulations 1993 in the UK (together referred to as "the Laundering Regulations"), the Receiving Agents may, at their absolute discretion, require verification of identity from an applicant and, without prejudice to the generality of the foregoing in particular any person who either (i) tenders payment by way of a cheque of bankers' draft drawn on an account in the name of a person or persons other then the applicant or (ii) appears to the Receiving Agents to be acting on behalf of some other person.

        For Irish resident applicants, verification of identity may be sought from the applicant's banks or from other reputable institutions or professional advisers in Ireland.

        For applicants resident in the United Kingdom, this may involve verification of names and addresses through a reputable agency.

        By lodging an Application Form, each applicant undertakes to provide such evidence of identity at the time of lodging an Application Form, or in the absolute discretion of the Company, within a reasonable time thereafter (in each case to be determined at the absolute discretion of the Company and the Receiving Agents) as may be required to ensure compliance with the Laundering Regulations.

        Acorn is entitled to treat as invalid any applications for Ordinary Shares comprised in an Application Form if by 3 pm on 5th June 2003 the Receiving Agents have determined pursuant to procedures maintained under the Laundering Regulations that satisfactory evidence as to identity has not been and is unlikely to be received within reasonable period of time in respect of the Application Form in question.



## TRIDELTA PLC

*(Incorporated in Ireland under the Companies Acts, 1963 to 2001 with Registered Number 357237)*

**Issue of up to 1,176,470 Ordinary Shares of €0.10 each at €0.85 or Stg £0.54per share payable in full on application**

## APPLICATION FORM

This Application Form should be completed and sent to either Capita Corporate Registrars Plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7 in Ireland or Capita IRG Plc, Corporate Actions, PO Box No 166, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH in the UK together with your cheque or banker's draft payable to in Ireland Capita Corporate Registrars Plc or in the UK Capita IRG Plc – A/c "Tridelta Share Offer" and crossed "Not Negotiable" – for the amount payable (inserted in Box 2) so as to arrive as soon as possible. The subscription list will open at 10 a.m. on 28th April 2003 and may be closed at any time thereafter and in any event by 3 p.m. on 31st May 2003 unless extended by the Directors to a date not later than 3 pm on 25th June 2003.

**IMPORTANT:** Before completing this Application Form you should carefully read the Terms and Conditions in Part V of the prospectus dated 25th April 2003 ("the Prospectus"). If you need further copies of the Prospectus, which includes this Application Form, please call Acorn Corporate Finance Ltd. on +44 (0) 870 1225420.

Definitions used in the Prospectus shall have the same meaning in this Application Form.

This Application Form is only made available with and as an enclosure to the Prospectus. The entire contents of the section in the Prospectus headed "Application Under the Offer" is deemed to be included and set out in this Application Form.

Any person signing this Application Form under power of attorney, must enclose the original power of attorney (or a copy certified by a solicitor) for inspection. If you post your Application Form, you are recommended to use registered class post and allow at least two working days for delivery. **Please use block capitals.**

| Box 1 | I/ We hereby irrevocably offer to subscribe for               Offer Shares at €0.85/Stg £0.54 each (minimum 4,000 Ordinary Shares and thereafter in multiples of 500) |
|---|---|

| Box 2 | I/ We attach a cheque or bankers for the total amount of (multiply the number of shares applied for by €0.85/Stg £0.54) (minimum €3,400/ Stg £2,160 ) | € <br> payable to Capita Corporate Registrars Plc A/c "Tridelta Share Offer" | Stg £ <br> Payable to Capita IRG Plc A/c "Tridelta Share Offer" |
|---|---|---|---|

### PLEASE USE BLOCK CAPITALS

| Box 3 <br><br> Please use Block Capitals | Forename/s (in full) |
|---|---|
| | Surname                        (Mr/Mrs/Miss or title) |
| | Address (in full) |
| | Postcode          Daytime Telephone Number |
| | Signature          Date |



The first or sole applicant should sign and complete Box 3. Fill in Boxes 4 or 5 only if there is more than one joint applicant. Insert in Box 4 the names and addresses of the second, third or fourth joint applicants, each of whose signature is required in Box 5.

| Box 4 | Forename(s) (in full) | Forename(s) (in full) | Forename(s) (in full) |
|---|---|---|---|
| | Surname | Surname | Surname |
| | Mr. Mrs. Ms. Miss or title | Mr. Mrs. Ms. Miss or title | Mr. Mrs. Ms. Miss or title |
| | Address (in full) | Address (in full) | Address (in full) |
| | Postcode | Postcode | Postcode |

| | Signature | Signature | Signature |
|---|---|---|---|
| Box 5 | | | |

| INTERMEDIARY (IF ANY) |
|---|
| SRO/ Financial Services Authority membership number               .. |

If you have any queries relating to the completion of this Application Form, please telephone Capita Corporate Registrars Plc on +353 1 8102400 or Capita IRG Plc on +44 870 162 3100.


# TRIDELTA PLC

# EXHIBIT U

# CONTACT DETAILS





| Profile | Contact Details | News | Fundamentals | Reports and Accounts | Charts | Add to Portfolio | Close |

## Contact Details

### Tridelta plc

| Company Offices and Contacts | |
|---|---|
| Company Address | 21 Quinsboro Road |
| | Bray Co Wicklow |
| | Ireland |
| Directors | S Henneberry, N-E Chr; B T Hett, CE & Co Sec; K Walshe; P R Torgerson, N-E; B Flavin, N-E; |
| Telephone | 00 353 1 276 5105 |
| Investor Contact Name | Mr B T Hett |
| Investor Contact Phone | 00 353 1 276 5105 |
| Investor Contact Fax | 00 353 1 276 5106 |
| Investor Contact E-Mail | corporate@trideltaplc.com |
| Website | www.trideltaplc.com |

| Corporate Adviser and Registrar | |
|---|---|
| Corporate Adviser | Acorn Corporate Finance Ltd |
| Registrar | Capita Corporate Registrars (Dublin) |

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Prices supplied by registered OFEX market makers
OFEX plc © January 2002
All other company data is supplied and issued by Tridelta plc

FMLX Technology   Design by Footprint Media

**TRIDELTA PLC**

**EXHIBIT V**

**FUNDAMENTALS**



## Fundamentals

### Tridelta plc

| Fundamental Data | | Reporting | |
|---|---|---|---|
| Market Cap (GBX) | 3.15 (M) | AGM | |
| Shares Issued | 5,570,193 | Interims | By 30/09/2005 |
| ROCE | 0 | Finals | By 31/05/2005 |
| Directors Holdings | 35.73% | | |
| Yield | 0 | | |
| Int CVR | 0 | | |
| Debt | -<0.01 | | |
| PER | 0 | | |
| NAV | 0.025 | | |
| Gearing | 0 | | |

### Earnings/Dividends

| | 31/12/2003 | 31/12/2002 | 31/12/2001 |
|---|---|---|---|
| Turnover | 595,231 | 481,813 | 406,158 |
| Operating Profit/(Loss) | (379,695) | (282,876) | (165,476) |
| Pre Tax Profit/(Loss) | (382,491) | (289,737) | (166,652) |
| Net Profit/(Loss) | (382,491) | (289,737) | (166,652) |
| Earnings (FRS3) | - | - | - |
| Earnings (Headline) | - | - | - |
| Final Dividend | - | - | - |
| Interim Dividend | - | - | - |

### Balance Sheet

| | 31/12/2003 | 31/12/2002 | 31/12/2001 |
|---|---|---|---|
| Fixed Assets | 77,012 | 73,837 | 56,898 |
| Net Current Assets | (69,580) | (272,826) | 195,611 |
| Long Term Debts | (8,812) | (24,343) | (7,717) |
| Shareholders Equity | 505,937 | (95,470) | 335,744 |
| Financial Footnotes | The Net Asset Value (NAV); Earnings/Dividends; Balance sheet figures are all in Euros. 2000; 2001; 2002 figures relate to those for Tridelta Development Ltd, an wholly owned subsidiary. | | |

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# TRIDELTA PLC

# EXHIBIT W

# COMPANY PROFILE



## Company Profile

**Tridelta plc**

### Market Data

| Symbol | Bid Price | Offer Price | Mid Price Change | Cncy Code | Ann | Vol | Last Traded | Low | High |
|--------|-----------|-------------|------------------|-----------|-----|-----|-------------|-----|------|
| TRD | 55.00 | 58.00 | 0.00 ◆▶ | GBX | | 0 | 23/07/2004 | 55.00 | 65.50 |

| Trade Date | Trade Time | Price | Volume | Type | Consideration | Conditions |
|------------|-----------|-------|--------|------|---------------|------------|
| 23/07/2004 | 11:53:39 | 55.00 | 4,000 | O | 2,200.00 | |
| 16/07/2004 | 11:57:54 | 57.01 | 1,000 | O | 570.10 | |

### Market Information

| | |
|---|---|
| Company Name | Tridelta plc |
| Mid Price | 56.50 |
| OFEX Status | Live |
| Market Cap | 3.15 (M) |
| Start/Issue Price | 60.00 |
| Start Date | 04/08/2003 |
| ISIN | IE0033216122 |
| Par Value | EUR0.10 |
| Class of Security | Ord |
| Symbol | TRD |
| Currency Code | GBX |
| Settlement Type | CREST |
| Shares In Issue: | 5,570,193 |
| Activities | Development, production and sale of veterinary diagnostic products |
| Sector | Pharmaceuticals & Biotechnology |
| Market Makers | J P Jenkins Ltd<br>Winterflood Securities Ltd<br>Hoodless Brennan & Partners plc<br>Teather & Greenwood Ltd |
| Additional Notes | |

### Business Description

```
TRIDELTA PLC              NEWSTRACK OFEX PROFILE            20/09/2004

The company specialises in the development, manufacturing and marketing of
diagnostic products for the animal health care industry.

The company has commercialised five technologies to date with its "phase" range
of Acute Phase Protein Assays, which are indicators of the presence of an
inflammatory infection, detected in the blood before the animal shows any
physical signs of ill health.  Species of specific interest include: cattle,
horses, sheep, cats, dogs, pigs and rodents.

An agreement has been signed with a major retailer to evaluate the company's
products to monitor the health and status of the animals on its supplier farms
and during transportation.

An agreement has been signed with a leading veterinary diagnostic company, to
develop a range of tests for a new analyser for use by veterinary surgeons in
private practice.

Developments are underway for a prototype of a patented protein, designated as
"MAA", which allows the implementation of "on the farm" detection of bovine
mastitis, which is a common disease that effects the mammary gland of the cow
and reduces the value of the milk produced.


Source: The Company
```

**SELECTED OFEX RULES\**


**SELECTED STATUTES UNDER THE IRISH COMPANIES ACT**

## General Principles

9.5    Issuers must inform investors and the board immediately via an announcement of any new developments in their sphere of activity which are not public knowledge and which might have a material effect upon the value of their securities.

# Objectives of Disclosure Obligations – Continuing Obligations

9.6     Each issuer and where applicable its advisers must:

(a)     announce any significant change in its financial condition, the performance of its business, or its expectation of its performance which, if public, may lead to a substantial movement in the price of its OFEX securities ("price sensitive information"), or (in the case of debt securities) significantly affect the issuer's ability to meet its commitments;

(b)     an issuer is not required to announce information concerning a corporate, financial or investment transaction which is in the course of negotiation, and may provide such information in confidence to its professional advisers, persons with whom the issuer is negotiating, representatives of trade unions, and statutory and regulatory bodies such as government departments.  An issuer must be satisfied that all recipients of such information are bound by a duty of confidentiality and agree not to deal in its OFEX securities before an announcement of the transaction is made.  If there is a reason to believe that a breach of confidence has occurred, or is likely to occur, in relation to information which, if public, might lead to a substantial movement in the price of its OFEX securities, an issuer must make at least a holding announcement disclosing such information as may have been the subject of the breach;

(c)     take all reasonable care to ensure that any statement or forecast or any other information it notifies to the board is not misleading, false or deceptive and does not omit anything likely to affect the import of such statement, forecast or other information; and

(d)     ensure that information required to be disclosed by these rules is announced no later than it is published elsewhere.  In particular, an issuer must ensure that if price sensitive information is to be published by reason of the requirements of any overseas stock exchange or market, its disclosure at a shareholder meeting, or its inclusion in any circular or document sent to its shareholders, that equivalent information is made available at the same time to the public by way of an announcement;

(e)     Where, in the opinion of the board, an issuer has after reasonable notice failed to comply with its disclosure obligations under the rules, the board may itself publish via Newstrack any information which the issuer has failed to publish, which has been provided to it under rule 9.7.

9.7     Issuers must provide the board promptly on request with:

(a)     all information that the board considers appropriate to ensure the efficient operation of the OFEX market so as to afford investors proper information for determining the value of those securities and ensure that an orderly market is maintained in such securities; and

(b)     any other information or explanations which the board may reasonably require for the purpose of satisfying itself that issuers are complying with their obligations, either under the rules, general law or other code (including, but not limited to, the city code, combined code or model code).

## Continuing Requirements

9.15   Issuers must regularly review the information published on Newstrack and advise
       the board of any necessary changes. Issuers must notify changes within ten (10)
       business days.

## Financial Results

9.16    Issuers must announce final results within five (5) months of the end of the period to which they relate in accordance with Figure 10.

9.17    Issuers must announce interim results within three (3) months of the end of the period to which they relate.

# Issues of Securities (Disclosures)

## *General*

9.37 The proposed issue by the issuer of securities not ranking *pari passu* in all respects with securities already admitted to trading on the OFEX market must be notified to the board at least three (3) business days in advance to enable the necessary preparations for the start of trading to be made. Subject to this (and to comply with rules 8.11 and 8.12), on the day the issue becomes public knowledge, rights issues, placings, entitlement issues and offers for subscription or sale must be first notified to the board by way of an announcement containing at least the information set out in Figure 11.

| **Figure 11 - Share issue announcements** | | | | |
| --- | :---: | :---: | :---: | :---: |
| | R | P | E | O |
| Money (to be) raised and details of expenses payable | ♦ | ♦ | ♦ | ♦ |
| Minimum/maximum | ✦ | ✦ | ✦ | ♦ |
| No. of securities to be issued | ♦ | ♦ | ♦ | ♦ |
| Price per unit | ♦ | ♦ | ♦ | ♦ |
| Reasons for the issue and proposed application of net proceeds | ♦ | ♦ | ♦ | ♦ |
| Timetable | ♦ | ✦ | ♦ | ✦ |
| Names of the placees where they hold 3% or more | | ♦ | | |
| Address from which documentation may be obtained | ♦ | ♦ | ♦ | ♦ |

R = Rights Issue                                                    = Offer for sale/subscription

P = Placing                                    ♦ = required   ✦ = if applicable

E = Entitlement Issue

## *Issues Where a Prospectus or Private Placing Memorandum is Issued*

9.38    In addition to the information required under rule 9.37 and in compliance with the rules generally and rules 8.11 and 8.12 (as applicable) in particular, information under the following headings (or appropriate negative statements) will be required to be produced in any prospectus or private placing memorandum:

(a)    working capital statement in the terms set out in Chapter 8, on the basis that the minimum subscription is reached (if applicable);

(b)    directors' past directorships in the last five (5) years;

(c)    directors' past convictions;

(d)    directors' past disqualifications from acting as a director;

(e)    directors' bankruptcies or individual voluntary arrangements;

(f)    directors' public criticisms;

(g)    details of any companies which went into receivership, compulsory liquidation, creditors voluntary liquidation, administration or company voluntary arrangement where the director was a director of such a company at the time or within twelve (12) months preceding such event;

(h)    payments to promoters in the previous two (2) years or fees or any benefit provided to any other persons in the last year (excluding trade suppliers and professional advisers disclosed in the prospectus/private placing memorandum) in the sum of £10,000 or more in cash or kind; and

(i)    **substantial shareholders.**

9.39    If illustrative financial projections appear, confirmation from the issuer's auditors in the terms set out in rule 8.15(c) must be included.

9.40    A statement must also be included on the front page of the prospectus or memorandum that *"the OFEX market is a market operated by OFEX plc"* and that *"no application has been made for admission to AIM or the Official List of the United Kingdom Listing Authority"*.

# COMPANIES (AUDITING AND ACCOUNTING) ACT 2003 (No. 44 of 2003)

## Changes relevant to the work of the CRO



| **This legislation was enacted on 23 December 2003. Certain provisions have been commenced by S.I. 132 of 2004. The expectation is that the remaining provisions will be commenced on a phased basis.**

S.I. 132 of 2004, Companies (Auditing and Accounting) Act 2003 (Commencement) Order 2004, appointed the following dates as the date on which the following provisions of the 2003 Act come into operation:

6 April 2004 - Part 1, sections 52, 53(a), (c), (d) and (e), 54, 55, 56 and 57, and Schedule 2 (other than the amendments at item 1 to sections 115(6) and 128(4) of the Companies Act 1963 and the amendments at item 9 to the Companies Act 1990);

17 May 2004 - Section 46 and section 47 insofar as it substitutes for subsection (6) of section 128 of the Companies Act 1963 (i) subsections (6) and (6A), (ii) subsection (6B) other than paragraph (b) of that subsection, and (iii) subsection (6C);

1 July 2004 - Section 53(b) as respects any financial year of the company beginning on or after 1 July 2004

To view/download the 2003 Act, click here.

### (a) Section 46 - amends section 127 of the Companies Act 1963

This provision took effect on 17 May 2004.

Under the previous law, filing an annual return made up to a date which was more than 14 days before the company's annual return date ("ARD") automatically moved the company's next ARD to the anniversary of the earlier date to which the return had been made up.

Section 46(c) of the 2003 Act changes this by providing that if an annual return is made up to a date earlier than the company's ARD in a particular year, its ARD in future years shall be the anniversary of the date to which the annual return has been made up, unless the company elects in the annual return to retain its existing ARD or establishes a new ARD by extending the ARD using Form B73. The new Form B1 provides a tick box mechanism on page 1 by which a company can inform the CRO that it wishes to retain the anniversary its existing ARD for next year, notwithstanding that it has made its current return up to a date before its current year's ARD.

The effect of section 46(c) is that if a company has its annual return ready early in a particular year, it may make the return up to a current date and file it, and inform CRO on the new Form B1 that it wants to keep its ARD for next year. If, after commencement of section 46, a return made up to the ARD is received by CRO before the company's ARD, same will be returned to the presenter and he will be informed that a return cannot be delivered to the CRO in advance of its effective date, but that the company may, if it wishes, make its annual return up to a current date, and inform CRO on the B1 that it wishes to retain its ARD for next year. For example, a company with an ARD of 30 September 2004 may make its 2004 return up to 1 July 2004, and by ticking the "Yes" box on the new B1, retain 30 September 2005 as its ARD for 2005.

If a return made up to the ARD is received by CRO before the company's ARD, same will be returned to the presenter and he will be informed that a return cannot be delivered to the CRO in advance of its effective date, but that the company may, if it wishes, make its annual return up to a current date, and inform CRO on the B1 that it wishes to retain its ARD for next year.

A company is statutorily obliged to file an annual return with CRO once at least in every calendar year. Accordingly, where an annual return is made up to a date in the calendar year prior to the company's next ARD, the effect of ticking the "Yes" box is to retain the company's next ARD as is. For instance, a company with its next ARD falling on 31 March 2005, which files a further return in 2004 made up to 31 October 2004 and ticks the "Yes" box, will have a 2005 ARD of 31 March 2005. If it ticks the "No" box, its 2005 ARD will be 31 October 2005.

Another change implemented by section 46 is that the first annual return of a new company is now required to be made up to the date that is its annual return date (i.e. the date that is six months after its date of incorporation). Such company may not make its first return up to any other date - section 46(a). This applies to new companies incorporated on or after 17 May 2004.

The new Form B1 took effect on 17 May 2004. This version of the form must be completed if a company wishes to file an annual return made up to a date earlier than its ARD while retaining the anniversary of its ARD for next year.

The previous Form B1 (version 2) remains valid for use until 31 October 2004. It cannot be used in respect of returns made up to 1 November 2004 or later.

### (b) Section 47 - amends section 128 of the Companies Act 1963: auditor's report to be annexed to annual return in case of

*certain company types otherwise exempt from filing accounts with the annual return.*

Section 47 came into operation on 17 May 2004. The requirement to attach an auditor's report applies to certain company types filing an annual return with CRO on or after May 17. These company types (see below) are companies which are not required to attach accounts to their annual return when filing same in the CRO.

Most companies on the register are required to file accounts with their annual return pursuant to section 7 of the Companies (Amendment) Act 1986. This includes private limited companies and plcs.

Certain other company types are required to file accounts pursuant to section 128 of the 1963 Act. In the main, these are public companies (i.e. companies limited by guarantee not having a share capital) which are trading not for the acquisition of gain by the members, and which are on the latter basis exempt from the accounts preparation and filing requirements imposed by the Companies (Amendment) Act 1986. Such companies, unless they fall into any of the three categories set out in the next paragraph, are required to file accounts by virtue of section 128 of the 1963 Act.

Section 128 of the 1963 Act does not apply to (i) a private company or (ii) a company not having a share capital which is formed for an object that is charitable and is under the control of a religion recognised by the State under Article 44 of the Constitution and which exercises its functions in accordance with the laws, canons and ordinances of the religion concerned or (iii) a company which is exempted by order of the Commissioners of Charitable Donations and Bequests for Ireland from the application of section 128, being a company formed for charitable purposes not having a share capital. If any of the above three company types is a company which is "trading not for the acquisition of gain by the members", it is exempt under the 1963 Act **and** the 1986 Act from filing accounts with its annual return.

The change implemented by section 47 is that the auditors of:

  (a) a private unlimited company (see * below);

  (b) a private company not trading for the acquisition of gain by the members;

  (c) a company not having a share capital which is formed for an object that is charitable and is under the control of a religion recognised by the State under Article 44 of the Constitution and which exercises its functions in accordance with the laws, canons and ordinances of the religion concerned, and

  (d) a company which is exempted by order of the Commissioners of Charitable Donations and Bequests for Ireland from the application of section 128, being a company formed for charitable purposes not having a share capital

are required to prepare a separate report to the directors which confirms that they audited the accounts for the relevant year and a copy of this auditor's report is required to be certified by a director and by the secretary of the company to be a true copy of that report and **attached to the company's annual return**.

However, section 128(6) as amended states that "nothing in this section requires the balance sheet of a private company or any document or report relating to the balance sheet, other than the [auditors' report referred to above], to be annexed to the annual return".

This is not accordingly an accounts filing requirement for these company types. Rather, it is a requirement that an auditor's report be annexed to the company's annual return when delivered to the CRO.

An annual return filed by these four company types (previously exempt from attaching any accounting documents to the annual return) on or after 17 May 2004 is required to have the auditor's report attached.

As a matter of practice, CRO will not reject a 2003 or earlier return which is now filed by such company if the said return does not have the auditor's report attached. However, any 2004 return which is now received from a company falling within these four categories of company which does not have the report annexed will be rejected by CRO and the auditor's report will be required to be annexed to that return

(* Note that certain unlimited companies are required to file accounts with their annual return pursuant to the EC (Accounts) Regulations 1993, being (a) unlimited companies where all the members who do not have a limit on their liabilities are companies limited by guarantee or their equivalent if not governed by the laws of the State or a combination of those undertakings or (b) unlimited companies where all the members who do not have a limit on their liabilities are themselves unlimited companies as described in (a) or their equivalent if not governed by the laws of the State or a combination of those undertakings. It should be noted that the accounts filing requirements of the Companies (Amendment) Act 1986 Act apply to such unlimited companies by virtue of the 1993 Regulations).

**(c) Section 53 - amends audit exemption eligibility conditions laid down by Companies (Amendment)(No. 2) Act 1999**

  (i) Section 32(3)(a)(ii) - In respect of the financial year concerned, the amount of the turnover of the company is not to exceed €1,500,000. (This amount has been increased from €317, 434.51.)

  This new rule takes effect as and from 1 July in relation to a company in respect of any financial year of the company beginning on or after that date. There is no retrospective effect in respect of past financial years. Neither does the change apply in respect of financial years which are still current as at 1 July 2004. For example, if a company with a turnover of €1,000,000 has a financial year end of 31 July 2004, the company cannot claim the audit exemption until its financial year commencing 1 August 2004 (assuming that it meets all the other audit exemption qualification conditions laid down in section 32(3) of the 1999 (No.2) Act).

NB - It should be noted that if members holding not less than 10% of voting rights request the company not to avail of the audit exemption not less than one month before the end of the company<92>s previous financial year, the company cannot avail of the exemption. In the above example, the members would have to serve such notice on the company not later than 30 June 2004 in order to ensure that the company did not avail of the exemption during the financial year commencing on 1 August 2004.

In addition to the audit exemption eligibility conditions which are set out in section 32 of the 1999 (No.2) Act, there is a further requirement that the annual return with the unaudited accounts attached be filed on time with CRO (i.e. not later than 28 days after the effective date of the return), and where the company filed accounts in respect of the immediately preceding financial year, that return must also have been filed on time with CRO - see (ii) below.

(ii) Section 32A - Notwithstanding that the audit exemption eligibility conditions specified in section 32(3) of the 1999 (No. 2) Act are satisfied by a company in respect of a financial year, it may not file unaudited accounts with the CRO in respect of that financial year unless the company's annual return to which the unaudited accounts are annexed is delivered on time to the CRO (i.e. within 28 days from the effective date of the company's annual return), and, if that annual return is not the company's first annual return, the annual return to which the accounts for its preceding financial year were attached was also delivered on time to the CRO.

Section 32A took effect from 6 April 2004 in respect of annual returns filed with the CRO on or after that date.

**(d) Section 54  - amends section 43 Companies (Amendment)(No. 2) Act 1999**

This provision took effect on 6 April last.

Section 43 of the 1999 (No.2) Act requires a company to have at least one Irish-resident director or a Bond in place to the value of €25,394.76. Section 54 amends section 43 by confirming that in this section, "director" does not include an alternate director.

**(e) Section 52 - amends certificate evidence provision of Company Law Enforcement Act 2001**

This provision took effect on 6 April last.

In respect of functions that under the Companies Acts are to be performed by the Registrar of Companies, Assistant Registrar or authorised officer, a certificate signed by any of the foregoing in the course of his or her functions is, in any legal proceedings, in the absence of evidence to the contrary, proof that:

* If it certifies that the officer has examined the relevant records and that it appears that during a stated period an item was not received from a stated person, proof that the person did not during that period furnish that item and that the item was not received;
* If it certifies that the officer has examined the relevant records and that it appears from them that a stated notice was not issued to a stated person, proof that the person did not receive the notice;
* If it certifies that the officer has examined the relevant records and that it appears from them that a stated notice was duly given to a stated person on a stated date, proof that the person received the notice on that date;
* If it certifies that the officer has examined the relevant records and that it appears from them that a stated notice was posted to a stated person at a stated address on a stated date, proof that the notice was received by that person at that address on a date three days after the date on which the document was posted;
* If it certifies that the officer has examined the relevant records and that it appears from them that a document was filed or registered or delivered at a stated place on a stated date or at a stated time, proof that the document was filed or registered with or delivered at that place, on that date or at that time.

**(f) Section 45 - Directors' compliance statements**

This provision has not yet been commenced.

In respect of certain companies, the directors are obliged by section 205E of the 1990 Act (inserted by section 45 of the 2003 Act) as soon as possible after commencement of the provision to prepare a compliance statement setting out the company's policies as regards compliance with its obligations under the Companies Acts, tax law and any other enactments that provide a legal framework within which the company operates and that may materially affect the company's financial statements (referred to as "relevant obligations"). This statement is required to be in writing, to be approved by the board of directors, to be reviewed and if necessary revised once in every three years and to be included in the directors' report under section 158 of the 1963 Act. Section 205E(5) provides that the directors shall also include in their report under section 158 of the 1963 Act a statement:

(a) acknowledging that they are responsible for securing the company's compliance with its relevant obligations,

(b) confirming that the company has internal financial and other procedures in place that are designed to secure compliance with its relevant obligations, and if this is not the case, specifying the reasons and

(c) confirming that the directors have reviewed the effectiveness of the procedures referred to in paragraph (b) during the financial year to which the report relates and if this is not the case, specifying the reasons.

Section 205E applies to a public limited company, whether listed or unlisted, and a private company limited by shares, but does not apply to either of those company types that is of a class exempted by the Minister under section 48(1)(j) of the 2003 Act. Furthermore, a private company limited by shares qualifies for an exemption from section 205E in respect of any financial year of the company if-

(a) its balance sheet total for the year does not exceed -

- €7,618,428, or
- if an amount is prescribed by the Minister under section 48(1)(l) of the 2003 Act for the purpose of this provision, the prescribed amount and

(b) the amount of its turnover for the year does not exceed -

- €15,236,856 or
- if an amount is prescribed by the Minister under section 48(1)(l) of the 2003 Act for the purpose of this provision, the prescribed amount.

Because of these exemptions, in practice section 205E will apply only to public limited companies and very large private companies.

It is a criminal offence pursuant to section 205E(8) to fail to prepare or cause to be prepare a directors' compliance statement, or to include it in the directors' report.

**(g) Section 35 - amends section 187 of Companies Act 1990 (qualification for appointment as auditor)**

This provision has not yet been commenced.

Section 187(1)(a)(iv) of the 1990 Act provides that a person who was authorised by the Minister before 3 February 1983 and is for the time being authorised by the Minister to be so appointed is qualified for appointment as auditor of a company or public auditor.

Section 35(c) amends the above by providing that an authorisation granted to a person under section 187(1)(a)(iv) of the 1990 Act ceases to have effect on the expiry of three years after the commencement of section 36(c) unless within that three year period, the person becomes a member of or becomes subject to the regulations of a body of accountants recognised for the purposes of section 187 of the 1990 Act.

**(h) Section 40 - amends section 200 of the Companies Act 1990 (duty to keep CRO informed re qualification for appointment as auditor of a company)**

This provision has not yet been commenced.

A body of accountants recognised by the Minister for the purposes of section 187 of the Companies Act 1990 (qualification for appointment as auditor) is now required, as soon as possible but not later than six months after the event, to notify the CRO of any change in the particulars previously provided to the CRO in relation to any of its members - section 200(2A) of the 1990 Act inserted by section 40(a) of the 2003 Act.

A person who is granted authorisation by the Minister to act as auditor other than by virtue of membership of a recognised body of accountants shall notify the CRO (a) at least once in each year during the currency of the authorisation referred to in section 200(3) of the fact that the person holds the authorisation, (b) as soon as possible but not later than one month after the event of any change in the particulars provided by the person to the CRO and (c) as soon as possible but not later than one month after ceasing to hold the authorisation of the occurrence of that event - section 200(3A) of 1990 Act inserted by section 40(b) of 2003 Act.

Information required to be delivered to the Registrar of Companies under section 200 of the 1990 Act shall be delivered in such form and manner as the Registrar may specify - section 200(5) of 1990 Act inserted by section 40(d) of 2003 Act.

**CRO, June 2004**

---

**Content last updated:** Jun 3 2004 11:06AM

EXHIBIT 1

TRIDELTA PLC

SHAREHOLDER LIST DATED OCTOBER 14, 2004

# TRIDELTA PLC - SHAREHOLDER LIST

| Existing Shareholders | No Shares |
|---|---|
| Brian Hett | 650,410 |
| Kieran Walshe | 580,010 |
| Paul Torgerson | 64,410 |
| Gillian Torgerson | 24,010 |
| Michelle Hett | 650,410 |
| Steve Tee | 66,010 |
| John Garvican | 7,210 |
| Enterprise 2000 | 372,800 |
| Enterprise Ireland | 372,800 |
| Campus Company | 909,355 |
| Trinity | 75,824 |
| DSCF | 257,105 |
| David Torgerson | 2,000 |
| Carole Torgerson | 2,000 |
| Bryan Peasgood | 4,000 |
| Joan Peasgood | 4,000 |
| J.Daly | 56714 |
| Ian Templeton | 56714 |
| Graham Batch | 6700 |
| Alan Thompson | 6700 |
| PIG | 50000 |
| Douglas Hutchison | 10000 |
| John Nagle | 10000 |
| Paul Torgerson | 7000 |
| Ciaran Hanrahan | 15000 |
| * Dean Broich | 25189 |
| * Dean Broich | 4372 |
| * Kenneth Broich | 5102 |
| * Joseph Kubat | 14573 |
| * Adam Broich | 5102 |
| * Tom Mc Donald | 20151 |
| * Annika Weber | 20151 |
| Biognosis | 5000 |
| Campus Capital | 36264 |
| Molesworth Fund | 39286 |
| Trinity | 3022 |
| Hoodless | 1130799 |
| | 5570193 |

* US resident

EXHIBIT 2

TRIDELTA PLC

PROSPECTUS

# Issues of Securities (Disclosures)

## *General*

9.37 The proposed issue by the issuer of securities not ranking *pari passu* in all respects with securities already admitted to trading on the OFEX market must be notified to the board at least three (3) business days in advance to enable the necessary preparations for the start of trading to be made. Subject to this (and to comply with rules 8.11 and 8.12), on the day the issue becomes public knowledge, rights issues, placings, entitlement issues and offers for subscription or sale must be first notified to the board by way of an announcement containing at least the information set out in Figure 11.

| Figure 11 - Share issue announcements | | | | |
|---|---|---|---|---|
| | R | P | E | O |
| Money (to be) raised and details of expenses payable | ♦ | ♦ | ♦ | ♦ |
| Minimum/maximum | ✱ | ✱ | ✱ | ♦ |
| No. of securities to be issued | ♦ | ♦ | ♦ | ♦ |
| Price per unit | ♦ | ♦ | ♦ | ♦ |
| Reasons for the issue and proposed application of net proceeds | ♦ | ♦ | ♦ | ♦ |
| Timetable | ♦ | ✱ | ♦ | ✱ |
| Names of the placees where they hold 3% or more | | ♦ | | |
| Address from which documentation may be obtained | ♦ | ♦ | ♦ | ♦ |

R = Rights Issue   = Offer for sale/subscription

P = Placing   ♦ = required   ✱ = if applicable

E = Entitlement Issue

## *Issues Where a Prospectus or Private Placing Memorandum is Issued*

9.38   In addition to the information required under **rule** 9.37 and in compliance with the **rules** generally and **rules** 8.11 and 8.12 (as applicable) in particular, information under the following headings (or appropriate negative statements) will be required to be produced in any prospectus or private placing memorandum:

(a)   working capital statement in the terms set out in Chapter 8, on the basis that the minimum subscription is reached (if applicable);

(b)   directors' past directorships in the last five (5) years;

(c)   directors' past convictions;

(d)   directors' past disqualifications from acting as a director;

(e)   directors' bankruptcies or individual voluntary arrangements;

(f)   directors' public criticisms;

(g)   details of any companies which went into receivership, compulsory liquidation, creditors voluntary liquidation, administration or company voluntary arrangement where the director was a director of such a company at the time or within twelve (12) months preceding such event;

(h)   payments to promoters in the previous two (2) years or fees or any benefit provided to any other persons in the last year (excluding trade suppliers and professional advisers disclosed in the prospectus/private placing memorandum) in the sum of £10,000 or more in cash or kind; and

(i)   **substantial shareholders.**

9.39   If illustrative financial projections appear, confirmation from the issuer's auditors in the terms set out in **rule** 8.15(c) must be included.

9.40   A statement must also be included on the front page of the prospectus or memorandum that *"the OFEX market is a market operated by OFEX plc"* and that *"no application has been made for admission to AIM or the Official List of the United Kingdom Listing Authority"*.



# TRIDELTA PLC

*(Incorporated in the Ireland under the Companies Acts 1963 to 2001, No. 357237)*

## Offer for Subscription
## of up to 1,176,470 Ordinary Shares of €0.10 each @ €0.85 or Stg £0.54 per Offer Share

### Share capital following the Offer
### (assuming full subscription of the Offer Shares)

|  | Authorised | | Issued | |
| --- | --- | --- | --- | --- |
|  | € | Number | € | Number |
| **Ordinary Shares** | **1,000,000** | **10,000,000** | **561,586.40** | **5,615,864** |

Acorn Corporate Finance Limited, which is regulated by the Financial Services Authority and a member of OFEX, is the Company's Corporate Adviser for the purposes of the Offer.

The advisers named on pages 3 and 4 are acting for the Company and for no one else in relation to the arrangements proposed in this document and will not be responsible to anyone other than the Company for providing the protections afforded to clients of such advisers or for providing advice in relation to the offer.

The Ordinary Shares which are the subject of the Offer will rank in full for all dividends or other distributions hereafter declared, made or paid on the ordinary share capital of the Company and will rank pari passu in all respects with all other Ordinary Shares which will be in issue on completion of the Offer.

In making any investment decision in respect of the Offer, no information or representation should be relied upon in relation to the Offer, Tridelta plc, its subsidiary, or investments or the Ordinary Shares, other than as contained in this document. No person has been authorised to give any information or make any representation other than those contained in this document and, if given or made, such information or representation must not be relied upon as having been authorised.

The subscription list will open at 10.00 am on 28th April 2003 and may be closed at any time thereafter, but in any event no later than 3 pm on 31st May 2003, unless extended by the Directors to a date not later than 3 p.m. on 25th June 2003. The terms and conditions and procedure for application are set out on pages 63 to 66 of Part V and the Application Form is set out in pages 67 to 68 of this document. The Offer is underwritten in respect of the Minimum Subscription and the Directors will not allot any shares unless applications are received for a minimum of 705,883 Offer Shares by the closing of the subscription list and application has been accepted for the shares to be traded on OFEX.



# CONTENTS

|  |  | Page |
|---|---|---|
| DIRECTORS, SECRETARY AND ADVISERS | | 3 |
| TIMETABLE OF EVENTS | | 5 |
| OFFER RESTRICTIONS | | 5 |
| OFFER STATISTICS | | 5 |
| KEY INFORMATION | | 6 |
| PART I | Information on the Group | 7 |
|  | Introduction | 7 |
|  | Background Science | 7 |
|  | The Products | 11 |
|  | Sales and Distribution | 15 |
|  | Markets | 15 |
|  | Competition | 17 |
|  | Contracts and Licencing Agreements | 17 |
|  | The Directors | 18 |
|  | The Management | 19 |
|  | Reason for the Offer and Admission | 20 |
|  | Information about the Offer | 21 |
|  | Terms of the Offer | 21 |
|  | Share Options | 21 |
|  | Marketability of Ordinary Shares | 21 |
|  | Dividend Policy | 22 |
|  | Corporate Governance | 22 |
|  | CREST | 22 |
|  | Risk Factors | 23 |
| PART II | Accountants' Report | 24 |
| PART III | Illustrative Financial Projections | 39 |
|  | Definitions | 42 |
| PART IV | Additional Information | 46 |
| PART V | Application Under the Offer | 63 |



# DIRECTORS, SECRETARY AND ADVISERS

**Directors:**

Sean Henneberry,
Non Executive Chairman,
18 Princeton,
Ardilea,
Clonskeagh,
Dublin 14.

Brian Hett,
Director,
"Caymanas",
The Nurseries,
Delgany,
Co Wicklow.

Kieran Walshe,
Director,
114 The Old Mill,
Ratoath,
Co Meath.

Paul Torgerson,
Non-Executive Director
Letzacherstrasse 15
Fällanden 8117
Switzerland

Brian Flavin
Non-Executive Director
206 Beech Park,
Lucan,
Co. Dublin

**Company Secretary and Registered Office:**

Brian Hett,
48 Main Street,
Bray,
Co Wicklow.

**Corporate Advisers:**

Acorn Corporate Finance Limited,
Bollin House,
Riverside Park,
Wilmslow,
Cheshire SK9 1DP,
England.

**Solicitors to the Company:**

Ivor Fitzpatrick & Company,
44 - 45 St Stephens Green,
Dublin 2.

**Solicitors to the Corporate Advisers:**

Halliwell Landau,
St James's Court,
Brown Street,
Manchester, M2 2JF,
England.



| | |
|---|---|
| **Auditors and Reporting Accountants:** | Hamill Spence O'Connell,<br>Adelaide House,<br>90 Upper Georges Street,<br>Dun Laoghaire,<br>Co Dublin. |
| **Principal Bankers:** | Bank of Ireland,<br>46 Main Street,<br>Bray,<br>Co. Wicklow. |
| **Registrars:** | Capita Corporate Registrars Plc.<br>Unit 5,<br>Manor Street Business Park,<br>Manor Street,<br>Dublin 7. |
| **Irish Receiving Agent:** | Capita Corporate Registrars Plc.<br>Unit 5,<br>Manor Street Business Park,<br>Manor Street,<br>Dublin 7. |
| **UK Receiving Agent:** | Capita IRG Plc,<br>Corporate Actions,<br>P.O. Box No. 166,<br>The Registry,<br>34 Beckenham Road,<br>Beckenham,<br>Kent BR3 4TH,<br>England. |



# TIMETABLE OF EVENTS:

Publication of this Prospectus                                   25$^{th}$ April 2003

Subscription List opens                                          10.00 a.m on 28$^{th}$ April 2003

Latest time and date for receipt of Application Forms
(unless extended to a time and date not later than 3.00pm
on 25$^{th}$ June 2003)                                          3.00 p.m. on the 31$^{st}$ May 2003

# OFFER RESTRICTIONS:

On Admission, the Existing Shareholders and persons connected with them will be interested in an aggregate of 4,042,354 Ordinary Shares (the Existing Shares) representing 71.98% of the enlarged issued share capital of the Company.

The Existing Shareholders on behalf of themselves, their families and others deemed to be connected with them, have undertaken to Acorn not to dispose of the Existing Shares (except in certain limited circumstances) for a period of 12 months following Admission without the prior consent of Acorn.

# OFFER STATISTICS:

The Statistics below assume full subscription under the Offer

| | |
|---|---|
| Offer Price | €0.85 or Stg £0.54 |
| Number of Ordinary Shares in issue following Admission | 5,615,864 |
| Market Capitalisation at the Offer Price following the Offer | €4.77m |
| Number of Offer Shares the subject of the Offer | 1,176,470 |
| Net proceeds of the Offer receivable by the Company. | €870,000 |
| Percentage of the enlarged issued share capital being offered | 20.9% |



# KEY INFORMATION

*The following information is derived from and should be read in conjunction with the full text of this Prospectus. Particular attention is drawn to the Risk Factors in paragraph 18 Part I on page 23*

- Tridelta Development Limited, the entire issued share capital of which is held by the Company, was formed in 1996 and is engaged in the development and manufacture of diagnostic products for application principally within the animal health care market.

- Tridelta has commercialised five technologies to date, with products used in most of the major pharmaceutical companies such as GlaxoSmithKline Astra-Zeneca, Pfizer and Merck and veterinary research centres worldwide.

- Product sales for the year to 31 December 2001 were €353,963 an increase of 50% on the previous year. These increased in 2002 by 36% to €481,813 with a further increase of 126% expected in the current year to €1,019,385, reflecting the continued growth of existing products and the take up of new products introduced in 2002. Total revenues including development contracts are projected to be in excess of €1.2 million.

- Tridelta has licensed a patented protein, designated as "MAA" with applications in the detection of bovine mastitis. Developments are underway for a prototype, which allows the implementation of mastitis detection on the farm.

- Tridelta has signed a co-development agreement with Sensortec NZ, to additionally develop the MAA technology for use in an in-line sensor to be used in the automated detection of mastitis on the farm.

- Tridelta has entered into an agreement with SCIL GmbH, a leading veterinary diagnostic company, to develop a range of tests for the new SCIL analyser for use by veterinary surgeons in private practice.

- An agreement has been signed with Marks and Spencer Plc to evaluate Tridelta products to monitor the health status of animals on its supplier farms as part of their farm animal quality assurance programme.

- In 2000 Tridelta established a joint venture company, TriMed Inc. USA, in collaboration with The UNEMED Corporation, Nebraska, to develop and commercialise the therapeutic applications of the MAA protein. TriMed Inc. USA is not reliant on Tridelta for funding and will raise its own capital separately.

- The proceeds of the fundraising will be used by the Group to:

  - provide working capital
  - facilitate the expansion of the Group's manufacturing and research facility
  - fund field trials
  - purchase of capital equipment for manufacturing and research.



# PART I

## INFORMATION ON THE GROUP

### 1. INTRODUCTION

Tridelta and Tridelta Plc ("The Group") develops and manufactures diagnostic products for application principally within the animal health care market. Tridelta was established in 1996 to identify, acquire and commercialise novel proprietary technologies within the high margin, high growth segments of the veterinary diagnostic market. It has commercialised five technologies to date, with products used in most of the major pharmaceutical companies, research laboratories, state laboratories and private laboratories world wide. Product sales for the year to 31$^{st}$ December 2001 were €353,963 an increase of 50% on the previous year. These increased in 2002 by 36% to €481,813 and are expected to further increase by 126% in 2003 to €1,019,385. This high growth rate is produced by a combination of the continued growth of existing products and the take up of new products introduced during 2002. Total revenues including development contracts of over €1.2 million are projected for the current year.

Tridelta was funded initially by investment from the founders between September 1996 and April 1999. This was followed by a mixture of seed capital and loans provided by the Irish government and institutional investors, such as Campus Companies Venture Capital Fund, between April 1999 and April 2000. In addition, Tridelta has been awarded several research grants to facilitate its research and development programme. This initial funding has enabled the Company to successfully bring its "PHASE" range of products to market. Furthermore, it has enabled it to investigate the potential of the newly discovered and patented MAA protein for application in the detection of bovine mastitis and to develop prototype technologies for the implementation of mastitis detection on the farm. Further funding to support the original development of the company was raised from institutional and private investors in October and November 2002.

An agreement has been entered into with SCIL GmbH, a leading veterinary diagnostic company, to develop a range of tests for the new SCIL analyser for use by veterinary surgeons in private practice.

Tridelta has also signed a co-development agreement to develop inline sensors for use in detection of mastitis on the farm with Sensortec NZ, the research arm of a major milking machine manufacturer.

A further key agreement has been signed with Marks and Spencer Plc to evaluate the use of Tridelta products to monitor the health status of animals on its supplier farms as part of their farm animal quality assurance programme.

In 2000, Tridelta established a joint venture company, TriMed Research Inc. USA, in collaboration with UNEMED, University of Nebraska, to develop and commercialise the therapeutic application of the MAA protein. Early stage research indicates that specific segments of the protein (peptides) have the potential to reduce or eliminate the presence of microbial contaminants in the small intestine. The initial focus of the company will be the application of this discovery in the treatment of infection in premature and low birth weight babies. This business will be funded separately with Tridelta holding a 45% equity stake as at 10$^{th}$ April 2003.

### 2. BACKGROUND SCIENCE

The Group's technologies can be divided into two areas of the business: those technologies used in Tridelta's current products and technologies that fuel the Group's research and development pipeline.

#### (i) Current Technologies

**Acute Phase Proteins**

The current products are based on technologies for the detection of a range of Acute Phase Proteins present in the blood of animals. These proteins are general indicators of health and are either absent or present at very low concentrations in the blood when an animal is healthy. However, the levels of these proteins in blood rise rapidly and significantly in response to a problem, increasing up to 1000 fold when compared with the levels detected under normal conditions. The tests provide very useful information in establishing the overall general state of health of the animal and reduces the reliance on the use of a wide range of very specific and highly expensive tests.



# Typical Acute Phase Response of Major Acute Phase Proteins In A Bovine



**The Acute Phase Proteins rise in response to the inflammatory challenge and then return to normal levels on resolution of the problem.**

Tridelta has focused on three of these proteins for use in monitoring animal health:

1. **Haptoglobin (Hp)**

2. **Serum Amyloid A (SAA)**

3. **C-Reactive Protein (CRP)**

These three proteins are the major Acute Phase Proteins that occur in most animals and the level and pattern of proteins found in the animals can vary from species to species; but between these three, the general health status of most animals can be monitored. Species of specific interest include, pigs, cattle, horse, sheep, dogs, cats, and rodents.

The Tridelta Phase range assays have allowed global research and development laboratories across a wide range of specialities to effectively utilise Acute Phase Protein testing in their work. Tridelta's Phase range has not only been successful in replacing the older technology, which was complicated, expensive and inaccurate, but has also allowed for an expansion in the use of testing in areas where this testing was not previously performed. In Pharmaceutical Research in particular, it is important to establish the safety of a drug candidate in the early pre-clinical stage of animal testing prior to advancing to expensive and time consuming human trials.

## (ii) Pipeline Technologies

Tridelta is working on a series of new technologies for use in the animal welfare and healthcare markets. These are based both on new applications of existing technologies as well as newly discovered proprietary technologies.

- **Mammary Associated Amyloid and Mastitis**

The Board believes that one of the major opportunities for growth potential is in the detection of mastitis. Mastitis is the biggest single cause of financial loss to the dairy industry worldwide, estimated at $2 billion per year in the USA alone. The opportunity is based on the discovery of a new Acute Phase Protein, Mammary Associated Amyloid protein (MAA) that has been specifically detected in the milk of cows. The MAA protein has been patented for use as a biological marker of mastitis and offers considerable potential for application in dairy farm herd management.

Subclinical mastitis (no obvious signs or symptoms of infection) is the major cause of financial loss, with up to 40% of a herd affected at any one time. Currently detection of mastitis (clinical and subclinical) is based on the counting of Somatic Cells, either from individual cows, or from the bulk tank milk into which all the herd's milk is collected daily. The somatic cell count (SCC) can only be performed in specialised laboratories, requires expensive automated equipment and can take up to a month before results are reported back. This has serious implications for the farmer, who is paid a premium price for milk depending on the SCC levels of his bulk tank. Any delay in identifying a

8



problem with the bulk tank milk affects the monthly payment from the milk processors. At present there is no way for the farmer to monitor the quality of his milk on a daily basis. Recent independent scientific studies have clearly established that detection and monitoring of MAA has the potential for addressing this problem. Sensortec, in co-operation with Dexcel, has performed an objective trial to evaluate the potential commercial benefits of the MAA technology as an on-farm mastitis diagnostic and reported *"the results of the study are very convincing. Without doubt this test has merit"*. Following their evaluation, Sensortec has now entered into a commercial development agreement with Tridelta for aspects of the MAA diagnostic technology, as well as signing a further agreement for the worldwide distribution rights to the MAA testing for off-farm laboratory testing.

- ## Animal Welfare

The recent out-breaks of BSE, foot and mouth disease (and wasting disease in the UK pig herds) has resulted in a significant drive to introduce stricter levels of control in all areas of the production cycle, from farm to the shop. Within this framework, Acute Phase Proteins have been identified as offering considerable benefit in assessing the health and welfare of animals on the farm, up to and including post-slaughter inspection at the processing plant. The current Tridelta tests can be used to assess the levels of these proteins, but can only be run in a laboratory setting. Tridelta has identified several alternative platform technologies which will allow for mass screening of animals at the processing plant as well as for use on the farm using simple, disposable point of care test formats.

- ## C-Reactive Protein

In human medicine C-reactive protein (CRP) is widely used in monitoring inflammation. Increasingly, it is now also used as a very important prognostic indicator for likely onset of cardiac problems, so that the role of the test has taken on greater significance. All existing commercially available tests for CRP are species specific, (i.e. a test for one species cannot be used for others) and rely on the use of antibodies for the detection and monitoring of CRP. However, Tridelta has discovered a novel technology that can detect CRP without the use of antibodies. Furthermore, the basic technology has the potential for use in detecting CRP from any species, so that one test will have multi-species application. While Tridelta ultimately plans to apply this new technology for use in widespread detection of CRP in animals of interest, the Company will sub-licence this technology for use in the field of human diagnostics. Current testing for CRP in human diagnostics is estimated to be worth US$200 million per annum. Patent applications for this technology have been filed.

- ## Companion Animal Diagnostics

It is estimated that there are 35 million domestic cats and dogs in Europe. The market for small/companion animal products is now worth more than US $2.5 billion annually when sales of therapeutics, diets and over the counter products are included. In the USA US$46.5 million is spent on two diagnostic products alone: canine heartworm (US$26.5 million) and feline leukaemia (US$20 million).

Veterinarians world-wide would be willing to offer an improved service if they had the technology available to them similar to their contemporaries in the human health care field. It is, therefore, a prime market for development, as the science and technology are understood and only need adaptation for use in the veterinary world. The additional expense of diagnostic tests is increasingly being covered by pet healthcare insurance, in addition the public are now demanding a more complete healthcare service and vets no longer have the financial constraints of the owner to consider.

Diagnostic tests can be broken down broadly into three market segments:

1. Enzymatic assays for enzymes and substrates, for example blood glucose.

2. Immunodiagnostics assays for proteins and hormones, for example thyroid activity.

3. Assays to detect pathogens, for example salmonella.

Kits for enzymatic assays are readily interchangeable between species and are available for the veterinary world. However, with immunodiagnostics, and in the case of some pathogens, the assays are species specific, and at present



most assays available to veterinary laboratories are human kits that are in some way adapted by the individual laboratories. This is far from satisfactory, often resulting in large variations in results. In some cases no animal assay is currently available.

Immunodiagnostics for companion animals (dogs, cats) are currently sent away to specialist centres for results. Therefore there is a major opportunity to develop a point of care system, which would enable the vet to perform these assays in the surgery. Tridelta has leveraged this opportunity and has signed an agreement with SCIL GmbH to develop such a point of care system.

SCIL GmbH is the second biggest company world wide in the supply of equipment and tests for the companion animal sector. SCIL has acquired the rights for a new immunological analyser, currently in development for use in the field of human diagnostics, and will focus the sale of this instrument towards private veterinary practices in the US and in Europe. Tridelta's agreement with SCIL is to develop and manufacture a range of assays for use on this analyser.

## TriMed Research Inc.-The MAA Therapeutic

Following the initial discovery of the MAA protein, subsequent studies, performed in collaboration with researchers in the USA have demonstrated that the MAA protein has the potential for use in therapeutic treatment of intestinal infection. Additional patents have been filed to cover the MAA technology for these therapeutic applications. The discovery has resulted in the establishment of a joint venture company, TriMed Research Inc., between Tridelta and UNEMED, based in the University of Nebraska USA, to further develop this highly innovative discovery (Tridelta currently has a 45% holding in the TriMed operation). The company intends to focus the initial development programme on a treatment for intestinal infection in premature babies.

The disease, Necrotising Enterocolitis (NEC) is a significant problem in premature babies, and the number of cases is growing world wide as methods for treating infertility improve and multiple births become more common. There are no current treatments for this problem and it is anticipated that any successful treatment would receive "Orphan Drug" Status and could be fast-tracked to the market. It is estimated that the market opportunity for this treatment alone is worth in the region of US $150-$300 million annually.

TriMed is currently seeking funds in the US to take the development on to the next stage. The development time frame is estimated at between 5-7 years, but given the potential for orphan drug status, the Directors believe that the product could potentially reach the market in less than five years. Following initial launch for NEC treatment, the company's initial research indicates that the MAA therapeutic could be further developed for use in the treatment of a wide variety of other problems, with the potential for prophylactic treatment being developed for both human and veterinary healthcare.

This company is to be separately funded with Tridelta retaining an equity interest. It therefore represents a long-term opportunity for capital gain and/or dividend income.



## 3.    The Products

Tridelta holds a number of exclusive worldwide licences both for its current products and the new technologies under development.

Tridelta has developed and is developing a number of products that it either sells under the Tridelta label or own label products for other companies (OEM).

## (i)  Tridelta Label

## Current Products

Tridelta currently has five fully developed, revenue generating products, which make up its current "PHASE" range of acute phase protein assays.

## "PHASE" Haptoglobin

The first product in Tridelta's range of Acute Phase Protein assays, "PHASE" Haptoglobin was released to the market ahead of schedule in January 1999. "PHASE" Haptoglobin is the first non-immunological, non-species specific, colorimetric assay for Haptoglobin. The assay was developed by Tridelta in conjunction with the University of Glasgow Veterinary Department and utilises the spectroscopic analysis of the haptoglobin-haemoglobin complex to produce an assay which can be used on a variety of automated analysers, allowing convenient, accurate and rapid analysis of specimens in large numbers. For the first time, workers are able to utilise a single assay, on a range of species. Prior to the introduction of "PHASE" Haptoglobin, pharmaceutical companies, for example, had to develop their own "in-house" immunological assay for haptoglobin, which, as well as being tedious and time consuming, had to be validated for each species involved and had to be further re-validated for each new batch of antiserum used.

The introduction of the "PHASE" range of assays has the potential to save pharmaceutical companies millions of pounds while at the same time, providing more precise data. The ease of use afforded by "PHASE" Haptoglobin has already led to its substitution of the old inferior technology.

Tridelta holds an exclusive licence for this technology worldwide and is currently successfully marketing the assay to pharmaceutical companies, universities, veterinary laboratories, food safety institutions and research facilities around the globe.



## ELISA
## Enzyme Linked Immuno Sorbent Assay

The SAA and CRP assays utilise the established ELISA principle as shown below;

**Assay Principle**



-Antibodies bound to wells of an ELISA plate

-Sample is added
-Analyte binds to antibody

**Clear**

-Enzyme labelled antibody is added, binds to analyte

**TMB**

-TMB substrate is added, colour change is produced

**Blue Colour**

The intensity of the colour produced is directly proportional to the amount of analyte present

## "PHASE" Serum Amyloid A Assay

Tridelta introduced the "PHASE" Serum Amyloid A Assay in July 1999 and holds a worldwide licence for this ELISA technology (fig.1) developed by the University of Nebraska, Omaha, USA. The introduction of this second major Acute Phase Protein Assay, marketed to the same customer groups as the "PHASE" Haptoglobin Assay, further established Tridelta as a producer of leading edge, innovative diagnostic assays in the eyes of its customers.

Measurement of SAA had suffered from similar drawbacks to haptoglobin but with the introduction of the rapid, simple and convenient "PHASE" SAA, similar benefits have accrued to end-users: the assay is again multi-species, one assay can be used for a variety of subject animal species and validation, reproducibility and accuracy have again been removed as concerns from the diagnostic process.

The assay is being sold in increasing numbers to pharmaceutical companies, universities, veterinary laboratories, food safety institutions and research facilities worldwide.

In addition to the above multi-species tests, Tridelta have three species specific tests: -

**"PHASE" Mouse Serum Amyloid A**, this is a test specifically aimed at both academic and pharmaceutical research centres worldwide.



**"PHASE" CRP-Canine** is the first commercially available ELISA CRP (carbon-reactive protein) assay for dogs, with applications in both research and veterinary practice situations.

**"PHASE" CRP-Porcine** is the first commercially available ELISA CRP assay for pigs, which has applications in the food quality and animal welfare areas, as well as potential use in medical research.

Tridelta has recently been approached by Astra-Zeneca to develop several of Tridelta's "PHASE" assays, which they are already using routinely, into an automated form to allow for increasing usage.

## Pipeline Products

### Mastitis

Three market segments have been identified for the development of assays using Tridelta's proprietary MAA technology for on-farm testing.

Mastitis is recognised as a double edged sword for the dairy industry, affecting both the health and productivity of the affected animal and also the quality of the milk produced, which can lead to serious financial penalties and in extreme cases can result in discarding of the entire milk collection.

Recent independent research utilising Tridelta's leading edge MAA technology has been published and presented at the prestigious **International Symposium on Mastitis and Milk Quality conference, held in September 2001 under the auspices of the National Mastitis Council and the American Association of Bovine Practitioners.** Researchers from the United Kingdom and Sweden independently established that MAA appears in the milk of affected dairy cows in the presence of disease, stating:

*"The results of this experiment show that acute phase proteins are a specific marker for infected mammary glands."*

Additional research was carried out to establish the diagnostic significance of the MAA in the milk, with the researchers finding that:

*"Results suggest that MAA may be useful as a diagnostic marker for clinical and possibly subclinical mastitis from approximately eight days after calving and possibly from around 3 days after calving."*

*"This study shows that Milk Amyloid A is a sensitive marker of inflammation also in milk."*

Importantly, work was also carried out to establish the effectiveness of MAA when compared with current diagnostic methods, the results of which led the research groups to state:

*"Cows that developed clinical mastitis showed an increase in MAA approximately 24 hours prior to an increase in SCC and 2-3 days prior to the detection of clinical signs. Measurement of MAA may lead to earlier diagnosis of mastitis that could lead to improved cure rates due to rapid use of appropriate therapy and also possibly increased sensitivity of detection of some pathogens."*

*"The levels of MAA in subclinical mastitis are approximately half those seen in clinical disease and the MAA were shown to correlate well with conventional markers of subclinical disease such as SCC."*

### (a) Bulk Tank Monitor

The herd is normally milked twice per day on a dairy farm and all milk is collected daily into a holding tank (the bulk tank) and held for shipment to the dairy by tanker; the frequency of tanker collection can vary. The quality of the milk depends on the incidence of mastitis in individual cows but the farmer must rely on a laboratory-based test to assess the milk quality. He has no control on the farm other than to rely on visual inspection of individual cows, and symptoms are only evident when an animal has clinical, but *not* subclinical mastitis. Tridelta has identified that the

13



monitoring of bulk tank MAA levels could provide the farmer with a daily assessment of his bulk tank milk, allowing him to take immediate action should he detect evidence of an outbreak of mastitis. Further studies are in progress to substantiate the use of the MAA protein for use in analysis of bulk tank milk. In addition, Tridelta has now identified a platform that will allow the Company to develop a bulk tank test for easy and simple use on the farm.

## (b) Cow side test

Development of a prototype test for use "cow side" has commenced and is based on a simple "dip-stick" technology similar to that used for home-use pregnancy tests. The test will be aimed at identification of the infected cow(s) so that the farmer can isolate the animal(s) for treatment. Furthermore it will allow the farmer to redirect the milk away from the bulk tank, ensuring his Bulk Tank SCC is not compromised by infected animals.

The ability to identify specific animals with mastitis, and critically, which quarter is infected, will allow the farmer to treat the infected animal quickly so that milk produced returns to an acceptable quality for collection in the bulk tank. Over 70% of cows with high milk SCC do not have any clinical symptoms, thus rendering any visual inspection ineffective as a means of diagnosis.

In order to most effectively market the MAA based Bulk Tank and Cow-Side assays, the Company is seeking a marketing partner with a strong, existing presence and expertise within the target market place of the worldwide dairy industry.

## (c) In-line sensors

Many dairy farms are moving to robotic milking machines, these machines remove the need for human intervention in the milking process. However, this introduces a new problem as it eliminates the current visual inspection of cows, either for swelling of the udder or for evidence of mastitis by examination of the milk. Tridelta, in collaboration with Sensortec/Fullwood UK (a major player in the robotic milking machine market) has identified a solution to this problem. The two companies have recently set up a joint development programme to develop an in-line sensor for the detection of MAA in milk, which can be incorporated into a robotic milking machine. As all animals are electronically tagged, any cow with raised MAA will be recorded and treatment can be appropriately administered following a review of the daily results. The in-line sensor will have significant additional application in conventional milking parlours where the "herring bone" systems still predominate as it will allow for automated mastitis monitoring in the manual system, alerting the dairyman to potential problems at an early stage.

## (ii) OEM

### Current Products

### Biosource International Inc. ("Biosource")

Tridelta has a contract with Biosource for the supply of all of its Phase range products in component form which Biosource in turn assembles and markets under its own brand name, "Cytoscreen". This contract is expected to generate revenues of approx. €70,000 in the year 2003 with further growth expected in subsequent years.

### Pipeline Products

### SCIL

An agreement has been signed with SCIL to develop immunodiagnostic assays for companion animals. At the time of agreement, the deal was estimated to be worth an initial €250,000, with sales of the resulting tests to SCIL estimated to rise to €2.2million by the end of 2005. The agreement is to firstly develop the assays then to manufacture these assays specifically for SCIL, which will then market them under its own brand. Significant additional opportunities have been identified by application of the SCIL analyser coupled with Tridelta diagnostics in other areas of testing, including animal welfare monitoring in the production environment. SCIL plans to launch these products in the 1st quarter of 2004.



These pipeline technologies and products can be summarised as follows

| New Product | Market Area | Significant Benefits |
|---|---|---|
| Bulk Tank Monitor | Dairy Farm | Allows farmer to monitor herd health and milk quality in "real time", giving control of quality to the farmer as well as providing a valuable measure of herd health. |
| Cow-Side Test | Dairy Farm | Allows farmer to carry out simple, accurate diagnostic test on suspect animals to detect and treat mastitis at an earlier time. |
| In-Line Sensor | Dairy Farm | Allows robotic milking machines to detect the presence of MAA automatically and provide a measure of both animal health and milk quality for robotic milking systems. |
| Animal Welfare Testing | Farms | Allows farmer and vet to carry out measurement of the health of an animal or number of animals to maintain best animal health and welfare. |
| Companion Animal Diagnostics | Veterinary Surgeon | Allows vets to perform diagnostic measurements "in-house" as opposed to sending off samples for analysis to an outside laboratory. |
| New Technology CRP Assay | Human and Veterinary Medicine | Simple, improved assay which allows for multi-species analysis from single test kit. |
| MAA Therapeutics | Human and Veterinary Medicine | Potential new therapeutic candidate, which is anticipated to have therapeutic benefits in a number of human and veterinary disease areas. |

## 4. SALES AND DISTRIBUTION

Tridelta is focused on the European and USA markets, with a developing presence in the Far East areas of Japan and Taiwan, where it is involved with a Government sponsored study in the animal welfare area. The Group currently operates on a worldwide stage through a network of 14 distributor companies and by directly marketing to customers. At present, sales are derived in approximately equal measure from distributor companies and direct sales. Tridelta currently has an established presence across the complete customer profile from individual veterinarians, through university and institutional laboratories, to all the major pharmaceutical companies. The distributor companies have autonomy of operation within their own country under guidance from Tridelta and supported by the team from Ireland with sales and marketing support through journal advertising, meeting attendance, exhibition attendance and sponsorship, sales lead co-ordination, research sponsorship and marketing materials.

In light of the products under development, the Group is also actively expanding its distributor network, seeking out companies which will be of value to this product range as well as being capable of expanding the market for its existing products.

The mastitis opportunity will achieve most rapid commercialisation by establishment of a strong strategic partnership. In this respect, Tridelta is negotiating with a number of agricultural diagnostic and pharmaceutical companies to find a strategic partner which will be responsible for the sales and marketing of the mastitis diagnostic products.

## 5. MARKETS

### (i) Pharmaceutical Industry

Tridelta's current products are aimed at a number of different market sectors. The complete range of "PHASE" products are used by the pharmaceutical research sector as part of the drug development process. Among the many

15



companies using Tridelta assays, are the top five pharmaceutical companies in the world, namely Pharmacia, GlaxoSmithKline, Astra-Zeneca, Pfizer and Merck as well as other leading companies such as Pliva, Hoffman La Roche, Bristol Myers Squibb, and Aventis.

Trials begin at a very early stage in order that the potential of a new drug to cause toxic side effects can be investigated during development. Trials commence with laboratory animals including rodents and dogs before progressing to species in the ultimate target markets, either animals or humans, depending on the market sector. The "PHASE" range of products is critical in detecting undesirable inflammation or other side effects induced as a result of administration of the new chemical entity. In addition the tests are also highly beneficial in assessing the efficacy of new drugs to reduce inflammation. Successful treatment of an animal or human with new anti-inflammatory drugs will be reflected by a rapid decrease in the levels of detectable acute phase proteins.

## (ii) Farm Animal Production

The health and welfare of farm animals has been identified as critical for the production of high quality, safe food products. The pressures to improve the whole production process are coming from several different directions:

- The consumer:
  who is demanding a safer, high quality product and is insisting that the health and welfare of farm animals is rigidly enforced.

- The retailers:
  who are cognisant of the consumer demands that the farms that supply them have good health and welfare practice.

- The production industry:
  which has seen massive reductions in income resulting from the recent BSE and Foot and Mouth outbreaks.

- The State:
  which has seen the importance of confirming the safety and quality of animals and the impact these factors have on exports.

In the agricultural sector where costs are very closely monitored, the Acute Phase Proteins can provide a very important tool in establishing that animals are produced under optimal conditions to ensure a high quality product for the consumer. Tridelta has identified this sector as one of the key strategic areas for future growth and believes that it offers significant potential for further development. The global market potential for application of the "PHASE" products in this sector is estimated by the directors to be €200 million per annum.

Experience gained through dealing with Marks and Spencer and in negotiations with other food retailers in other countries has indicated that the food retail industry is driven by the consumer's requirement for safe, healthy food produced in acceptable humane conditions and with due regard given to the health and welfare of farm animals. The concept of a Retailer being able to market Producer Animal Health and Welfare Assurance Schemes as an indicator of the Retailer's quality of product and concern for the welfare of the farm animals will increase the use of Acute Phase Protein testing on a regular basis on producer farms.

## (iii) Academic Research Laboratories

Substantial levels of research are carried out globally in academic laboratories, state laboratories and private laboratories which involves the use of animal models and significant numbers of these use the "PHASE" range of products to facilitate their studies. Tridelta is continuing to focus its products in this market and sees considerable growth potential in the sector. Other areas identified for potential application of the existing range of products include, research into the growing use of animal organs for transplantation, the development of new food products for companion animals and the further penetration into the diverse field of inflammation research conducted world wide.



## 6.    COMPETITION

Tridelta has a unique product line with little or no competition for the existing product range. The only competition in the area of APP is limited to a small number of non-specialist companies offering either individual products or obsolete technologies, which are now not widely used.

In the diagnosis of mastitis, all current diagnosis requires enumerating the somatic cell count and can only be performed in specialised laboratories with sophisticated equipment. There are no products for performing cell counts that are available for use on the farm. A simple cow side test is available which allows for subjective assessment of the status of udder health in cows. However, the test is highly subjective, is not sufficiently sensitive for all infections and cannot be used for in-line or bulk tank monitoring of milk quality. Alternative electronic test systems have been developed and marketed for use on the farm and are based on conductivity testing. However, this technology is not considered reliable and is not widely used. The company is not aware of any other technology that offers potential for use in bulk tank, cow side and in-line sensors. Patents have been filed to protect the MAA protein as a diagnostic tool in mastitis screening. The Directors are not aware of infringement of any other patents that could compromise the MAA technology.

Within the In-Surgery veterinary analyser market there are currently no "point of care" systems available for the vet to measure immunological parameters such as hormones and infectious diseases.   With the aid of Tridelta's technology, SCIL will be addressing these issues.

## 7.    CONTRACTS AND LICENCING AGREEMENTS

Set out below are the agreements and patents, for which Tridelta has an exclusive world wide licences.

- **Haptoglobin**
  On the 14$^{th}$ October 1999, Tridelta entered into an agreement with the University of Glasgow whereby Tridelta was granted an exclusive worldwide non-transferable licence to use the patents and know how in relation to the assay for Haptoglobin. This agreement was updated on 31st January 2000.

- **Serum Amyloid A**
  On 30$^{th}$ March 1999, Tridelta entered into an agreement with Accuplex LLC (University of Nebraska) whereby Tridelta was granted an exclusive worldwide licence to possess and use cell lines for producing monoclonal antibodies for the measurement of Serum Amyloid A, an acute phase protein in humans and animals, together with information relating to the use of these antibodies.

- **BioSource International Inc.**
  On 21$^{st}$ June 1999, Tridelta entered into an agreement with BioSource International Inc. to supply a range of acute phase protein assays for re-labelling and sale by BioSource.

- **Canine C Reactive Protein**
  In June 1999, Tridelta entered into an agreement with the University of Glasgow whereby Tridelta was granted an exclusive non-transferable worldwide licence to manufacture, distribute and sell products based on the assay for Canine C Reactive Protein ("CRP").

- **MAA and Mastitis**
  On the 9$^{th}$ of December 1999, Tridelta plc entered into in an agreement with Accuplex LCC (University of Nebraska) whereby Tridelta was granted a further worldwide exclusive licence by Accuplex to the patent application for diagnostic assays of MAA, a new acute phase protein, as a marker of mastitis.

- **Porcine C Reactive Protein**
  In March 2000, Tridelta entered into an agreement with Utrecht University whereby Tridelta was granted an exclusive non-transferable worldwide licence to manufacture, distribute and sell product based on the Porcine CRP using the novel antibodies for Porcine CRP developed by Utrecht University.

17



- **Haptoglobin and Mastitis**
  In May 2000, Tridelta entered into an agreement with the University of Glasgow whereby Tridelta was granted an exclusive worldwide non-transferable licence to use the patents and know how in relation to the manufacturing, distribution, and selling of products derived from the patent and know how in respect of the use of Haptoglobin as a marker for Mastitis.

- **Therapeutic Application of the Mammary Amyloid A Protein**
  In 2000 Tridelta established a joint venture company, TriMed Inc. USA, in collaboration with The UNEMED Corporation, Nebraska, to develop and commercialise the recently discovered and proprietary therapeutic applications of the MAA protein.

- **Marks and Spencer**
  On the 26th April 2001, Tridelta entered into an agreement with Mark & Spencer plc to evaluate the use of Tridelta's novel Acute Phase Proteins (APP) assays in the development of quality assurance and animal welfare programme.

- **SCIL Animal Health GmbH**
  On the 27th December 2001, Tridelta entered into an agreement with SCIL to develop and manufacture a range of assay cartridges for SCIL's ImmunoLab Vet Analyser.

- **Sensortec Limited**
  On the 5th April 2002, Tridelta entered into an agreement with Sensortec to develop an on-line or off-line/hand-held system to measure Tridelta's proprietary MAA as a marker of mastitis in dairy cows.

## 8.    THE DIRECTORS

*Sean Henneberry, aged 62 Non-Executive Chairman*

Sean, a chartered accountant brings a wealth of experience to the board in both a general business capacity and specifically in the dairy industry from his time as managing director of Maststock. Sean also holds a number of other chairmanships in both the public and private sections details for which can be found on Page 50 section 5(a) (1).

*Brian Hett, aged 47, Chief Executive Officer*

Brian is the founder of Tridelta. He is responsible for the general management of Tridelta with responsibility for its medium and long-term strategic planning. Prior to founding Tridelta, Brian was the sales and marketing director of Biotrin International plc (Biotrin), a venture capital funded company in the field of organ damage diagnostics. In this board position at Biotrin, Brian was responsible for the strategic direction of that company and was heavily involved in a successful IR£3.5 million (€4.4 million) fund-raising exercise.

Brian joined Biotrin from Boehringer Mannheim GmbH Germany (Boehringer) where he worked in the international strategic planning unit. During his seven-year tenure at Boehringer, he was General Manager of the diagnostic division of Boehringer Mannheim India Ltd. based in Bombay, having previously held senior management positions in the Middle East. He also spent two years with Abbott Laboratories Inc. in Saudi Arabia.

Brian also currently acts as an expert evaluator to the European Union in the assessment of scientific projects for funding applications. He has recently also been nominated to the industry group of the European Commission's Competitiveness in Biotechnology Advisory Group.

Brian gained a very solid grounding in the diagnostic industry at the beginning of his career whilst working as a medical laboratory scientific officer in the City Hospital Nottingham UK for nearly 6 years.



*Kieran Walshe, aged 45, Executive Director*

Kieran joined Tridelta shortly after its conception and was one of the two original co-investors. His principal responsibility is for the technical development of the Company as well as identifying new technologies and product ideas which add to the Company's growing product portfolio. Prior to setting up Tridelta he was responsible for running a contract product development operation based in the Biotechnology Centre, University College Dublin where he co-ordinated the development of a series of products for International Diagnostic operations based in Ireland .

Prior to joining UCD, Kieran was Production and Development Manager in Biotrin International, Dublin where his responsibilities included locating and setting up a new laboratory facility to comply with international quality requirements. He was instrumental in directing all new product development which led to the company establishing itself as a market leader in organ damage markers and infectious diseases.

Before joining Biotrin, he gained extensive product development and manufacturing experience working with Olympus Diagnostics, Co. Clare, Ireland. During this time he was involved in the development, scale-up and transfer to production of a range of membrane based diagnostic tests.

Kieran currently acts as an evaluator to Enterprise Ireland and Bioresearch Ireland, providing specific support in the technical and commercial evaluation of projects submitted for funding approval. He is also involved with a European consortium set up to establish international standards for use in quality control of diagnostic tests.

*Paul Torgerson, aged 41, Non Executive Director*

Paul is a fully qualified veterinarian and has recently been appointed Associate Professor at the University of Zurich, Switzerland. Prior to this appointment, Paul was a lecturer in Veterinary Parasitology at the Faculty of Veterinary Medicine, University College Dublin. Paul has previously held positions at Cambridge University in agricultural and food research during which time he gained a PhD in veterinary medicine. Paul also has several years' experience in mixed veterinary practices. Paul has over forty publications to his credit and is the co-author of "Microbial and Parasitic Diseases of the Dog and Cat". He is also an advisor to national and international bodies on parasitic disease control. Paul offers his considerable practical and theoretical veterinary knowledge to help the Group achieve its strategic goals.

*Brian Flavin, aged 30, Non-Executive Director*

Brian is a Chartered Accountant by profession and is a member of the Institute of Chartered Accountants in Ireland. He also holds a Bachelor of Commerce Degree from University College, Dublin. Brian has a diverse range of small business and multi-national business experience, gained in a variety of industries, including pharmaceuticals and drug development, industrial machinery and hi-tech printing. He has worked globally with Elan Corporation and with Caterpillar Inc. and has held a number of non-executive directorships with small private companies based in Ireland, including one start-up drug development company. Brian acts on the Board of the Company as nominee of Campus Companies Venture Capital Fund.

## 9.    THE MANAGEMENT

*Martin Gallagher- Marketing Manager*

Martin joined Tridelta following extensive experience in the diagnostics, medical supply and ethical pharmaceutical industries as regional and national sales manager and marketing manager in both the United Kingdom and Ireland. Having worked for International companies such as Boeheringer Mannheim, GmbH, Abbott Laboratories Inc. Novo Nordisk Limited and Pfizer Inc, he has gained a wealth of experience across a diverse range of industry sectors and has an in-depth knowledge and understanding of the ethical pharmaceutical, diagnostic and medical supply markets.

In addition to the marketing of Tridelta's product range, he has responsibility for Tridelta's computer systems, having gained experience with computers throughout his career, as well as having worked for the Gateway computer company. Martin designs, maintains and manages Tridelta's web site.

19



Martin gained his grounding in diagnostics by virtue of spending seven years as a Medical Laboratory Scientific Officer in Scotland.

*Ita Brady- Manufacturing Manager*

Ita joined Tridelta to take responsibility for its manufacturing operation. Prior to joining Tridelta, Ita gained extensive manufacturing expertise working in both the production and quality divisions of Wyeth Medica Ireland Limited.

Ita has also spent several years working in the diagnostic industry with Biotrin International Limited where she was responsible for running the key immunoflourescent manufacturing side of the operation, from raw material generation through to final packaging of the finished product. Part of this work involved running cell culture operations to generate the raw materials essential for production of the company's principle product line, a function which also forms an integral part of Tridelta's manufacturing operation.

In the course of her industrial experience Ita was instrumental in establishing production activities to conform to the highest international standards, with the unit gaining ISO 9002 and full Food & Drug Administration accreditation. Ita's earliest scientific experience was acquired in the Irish Equine Centre in Naas Co. Kildare where she worked on the development of recombinant proteins for use as vaccines in Equine Herpes Virus, as well for use in diagnostic applications.

## 10. REASONS FOR THE OFFER AND ADMISSION

The Board believes that a trading facility through OFEX will raise the profile of the Company and provide a platform for the development of the Company's business by facilitating the raising of funds.

The proceeds of the Offer of approximately net €870,000 will be used by the Company to cover operating expenses and to provide working capital for the Company in the following key strategic areas of the business:

- Further development and expansion of the existing product lines, with potential for increasing business with major pharmaceutical companies and research institutions worldwide.

- Development of a new range of assays for use with a novel In-Surgery veterinary analyser in partnership with SCIL GmbH, the second largest veterinary diagnostic company in the world.

- Development of the market for Acute Phase Protein measurement in the field of Animal Welfare and Health Monitoring with implications for food safety.

- Development and commercialisation of the Company's patented discovery of the new Acute Phase Protein, Mammary Associated Amyloid A (MAA) for diagnostic purposes in the field of Bovine Mastitis. In addition, the Company will participate in its development as a therapeutic compound through its shareholding in TriMed.

Additional growth opportunities for the Company are expected to realise significant revenues with projected income by the end of 2005 from the Opportunity Areas of:

| | |
|---|---|
| SCIL GmbH Partnership | €2.2million |
| Animal Welfare Market, | €2.8 million |
| Bovine Mastitis Diagnostics | €2.8 million |



## 11. INFORMATION ABOUT THE OFFER

The Offer is conditional, inter alia, on the Company receiving the Minimum Subscription on or before 31$^{st}$ May 2003 (or such later date as the Company, and Acorn may agree but in any event not later than 25$^{th}$ June 2003), and application having been accepted for the shares to be traded on Ofex. Further details of the Offer for Subscription Agreement are set out in paragraph 8 of Part IV of this document.

Under the Offer for Subscription Agreement, Acorn has agreed to use its reasonable endeavours to procure subscribers for the Offer Shares.

## 12. TERMS OF THE OFFER

Up to 1,176,470 Ordinary Shares are being offered for subscription at Offer Price, to raise €1,000,000 before expenses. The net proceeds of the Offer assuming full subscription is achieved are estimated to be €870,000 after expenses.

The Offer is conditional upon the Company's application to join OFEX being accepted and upon valid applications being received for the raising of the Minimum Subscription before deduction of expenses. If applications for this amount are not received, cheques or bankers drafts received from applicants will be returned, or a cheque in favour of the first named applicant crossed "A/C payee" will be dispatched to the address of the first named applicant. No Ordinary Shares will be issued unless valid applications are received for such number of Offer Shares at the Offer Price as is equal to the Minimum Subscription. The Offer is underwritten to the Minimum Subscription. Applicants under the Offer may apply for a minimum of 4,000 Offer Shares (€3,400 or Stg £2,160) and thereafter in multiples of 500 Offer Shares. Applications must be made on the Application Form. Details of the procedure for application for Offer Shares are set out in the attached Application Form. The Directors reserve the right to reject in whole or in part or to scale down any application.

The subscription list will open at 10 am on 28th April 2003 and may be closed at any time thereafter but in any event no later than 3 pm on 31$^{st}$ May 2003, unless extended by the Directors to a date not later than 3 pm on 25$^{th}$ June 2003. The Offer Price is payable in full on application.
The Offer Shares will, following allotment, rank pari passu in all respects with the existing Ordinary Shares and will have the right to receive all dividends and other distributions hereafter declared, made or paid in respect of the issued Ordinary Shares.

A commission may be payable by the Company to recognised financial intermediaries who procure subsidiaries for ordinary shares to the Offer. Ordinarily this commission would not be more than 3%.

## 13. SHARE OPTIONS

In order to attract, motivate and retain key executives of the Company, the Company has adopted the Share Option Scheme, a summary of which is set out at paragraph 9 Part IV of this document. At the date of this document 278,833 options have been granted by the Company under this Share Option Scheme.

The maximum number of Ordinary Shares over which options may be granted pursuant to the Share Option Scheme shall not exceed the maximum set by the Irish Association of Investment Managers, being 10% of the issued Ordinary Share capital of the Company.

## 14. MARKETABILITY OF ORDINARY SHARES

It is intended that an application will be made for the Ordinary Shares in issue and to be issued pursuant to the Offer to be admitted to trading through OFEX and the Offer is conditional upon the grant of permission to trade the Ordinary Shares through OFEX being obtained. OFEX is a market operated by OFEX plc (which is part of the S J & S plc group of companies), which allows trading in the shares of unquoted companies. OFEX provides a facility for member firms to deal through an independent market maker (JP Jenkins Limited), and access to a comprehensive company information and announcement system provided by Newstrack which is presently distributed to Bloomberg, Primark and Reuters. Newstrack is an electronic news and information service for professional intermediaries that carries information on OFEX including mid-prices. Newstrack is available to private investors though the internet at www.ofex.co.uk.



Any individual wishing to buy or sell shares that are traded on the OFEX market must trade through a stockbroker (being a member of OFEX), as JP Jenkins Limited cannot deal directly with the public.

The share capital of the Company is not presently listed or dealt in on any stock exchange. It is emphasised that no application is being made for admission of these securities to AIM or the Official List.

## 15. DIVIDEND POLICY

The Offer Shares will, following allotment, rank pari passu in all respects with the existing Ordinary Shares and will rank in full for all dividends and other distributions declared, paid or made in respect of the Ordinary Shares. The Directors intend to commence the payment of dividends when it becomes commercially prudent to do so and subject to the availability of distributable reserves.

## 16. CORPORATE GOVERNANCE

The Board recognises the importance of sound corporate governance whilst taking into account the size and nature of the Group. As the Group grows, the Directors intend that the Group should develop policies and procedures which reflect the Principles of Good Governance and Code of Best Practice as published by the Committee on Corporate Governance chaired by Sir Ronald Hampel ("the Combined Code"), as are appropriate to a company of its size. The Board will take such measures, so far as is practicable, to comply with the Combined Code.

The Company intends to adopt a code of corporate governance practice embodying the principal tenets of the Combined Code which are relevant to the Company. Moreover, the Company has appointed an audit committee headed by the Chairman, to review the Company's compliance with the Combined Code at regular intervals, and a remuneration committee.

The Company has adopted and will operate a share dealing code for Directors and Existing Shareholders (in respect only of their shareholdings as at the date of this document) and applicable employees on the same terms as the former London Stock Exchange Model Code for companies whose shares have been admitted to AIM.

The Company has also undertaken that it will issue announcements via the OFEX Newstrack service.

## 17. CREST

CREST is the computer based system whose procedures enable title to securities to be evidenced and transferred without written instruments.

The Directors intend to apply for the Ordinary Shares to be admitted to CREST with effect from Admission. Accordingly, settlement of transactions in the Ordinary Shares following Admission may take place with in the CREST system if the relevant shareholders so wish.

CREST is a voluntary system and holders of Ordinary Shares who wish to receive and retain share certificates will be able to do so. Persons acquiring other shares as part of the offer may, however, elect to receive them in uncertificated form if they are a "system member".



## 18. RISK FACTORS

In addition to the other information set out in this document, the following specific factors should be considered carefully in evaluating whether to make an investment in the Company. The investment offered in this document may not be suitable for all of its recipients. If you are in any doubt about the action you should take, you should consult a person authorised under the Financial Services and Markets Act, 2000, in the UK or in Ireland your stockbroker, bank manager, accountant, solicitor or other independent adviser authorised or exempted under the Investment Intermediaries Act, 1995 or the Stock Exchange Act, 1995 who specialises in advising on the acquisition of shares and other securities.

The Directors believe the following risks to be the most significant for potential investments.

- The Group has a small management team and the loss of a key individual could affect the Company's business. Whilst the Company has entered into service agreements with the executive directors and they are shareholders in the Company, the retention of their services cannot be guaranteed.

- The Group's plan of operation is based on assumptions concerning future events that on the basis of information to date the Directors believe to be reasonable but which are subject to uncertainty and change. There is no certainty that the Group's strategy will be realised or that it will achieve the sales and profits stated in the illustrative financial projections.

- Tridelta's products are based on proven technology and satisfied customers testify to their performance and reliability. Nevertheless, management estimates of future sales are based on their subjective assessments of the likely level of interest in the products from potential purchasers. These estimates are inevitably subject to error.

- Tridelta will carry out business with non-Irish based parties and may consequently be exposed from time to time to foreign currency exchange rate fluctuations.

- Tridelta uses patented technology and whilst registration is an indication of the existence of a patent, it does not verify the validity of such rights. While the Directors have endeavoured to establish that these patents do not infringe existing parents no guarantee can be given that this is the case.

- The Group competes in a global market. Success will largely depend on the ability of the management team to motivate its overseas distributors and harness their energies into selling the Company's products.

- The Company may require further funding beyond the Offer to take advantage of further opportunities as they present themselves. There is no guarantee available that such funds will be forthcoming.

- There is a risk that another company with better funding and a more attractive position in the competing global market might develop alternative technologies which may adversely affect the Group's success.

- The continued membership of OFEX is entirely at the discretion of OFEX plc. Admission to OFEX should not be taken to imply there will be a "liquid" market or any market in the Ordinary Shares. An investment in the Ordinary Shares may therefore be difficult or even impossible to realise. The value of the Ordinary Shares may go down as well as up. Investors may therefore realise less than their original investment, or sustain a total loss of their investment.



## PART II – ACCOUNTANTS' REPORT

### A.    ACCOUNTANT'S REPORT ON TRIDELTA PLC

10 April 2003

**The Directors**
**Tridelta plc**
**48, Main Street**
**Bray**
**Co. Wicklow**
**Ireland**

**The Directors**
**Acorn Corporate Finance Limited**
**Bollin House**
**Riverside Park**
**Wilmslow**
**Cheshire SK 9 1DP**
**UK**

Dear Sirs,


**Re:    Tridelta plc**


We have been requested to provide a report under the Public Offers of Securities Regulations 1995 of the U.K., as to the financial position of Tridelta plc ("the Company"). This financial information has been prepared for the inclusion in the Prospectus of the Company to be dated 25$^{th}$ April 2003 ("the Prospectus").

**Introduction**

On 23 May 2002, the Company was incorporated as a public limited company.
On incorporation, the Company had an authorised share capital of €1,000,000 divided into 1,000,000 ordinary shares of €1 each of which 7 were in issue, credited as fully paid. The following changes to share capital have taken place.

(i)        On 8 October 2002, each Ordinary Share was subdivided into 10 Ordinary Shares of €0.10each.

(ii)       On 8 October 2002, the Company acquired the entire issued share capital of Tridelta Development Limited, except for 50,000 Preference Shares of €1.269738, and in consideration issued 4,042,284 ordinary shares in the Company, credited as fully paid.

(iii)      On 9 October 2002, the Company issued a further 327,040 Ordinary Shares at a premium of €0.60 per share.

(iv)       On 12 November 2002, the Company issued a further 70,000 Ordinary Shares at a premium of €0.60 per share.

No statutory financial statements have been prepared, audited or filed with the Registrar of Companies and no dividends have been declared or paid since incorporation. The financial information set out below is for the period from incorporation to 10 April 2003 and has been prepared for the purposes of this document. Other than acquiring the issued Ordinary Share capital of Tridelta Development Limited, issuing the shares as set out above and entering into contracts pursuant to the issue of the Prospectus, the Company has not traded. Consequently, no profit and loss account has been included in the financial information.



**Responsibility**

Such financial information is the responsibility of the directors of the Company who approved its issue.

The directors of the Company are responsible for the contents of the Prospectus dated 25th April 2003 in which this report is included.

It is our responsibility to form an opinion on the financial information and to report our opinion to you.

**Opinion**

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement, whether caused by fraud or other irregularity or error.

In forming our opinion, we have considered the adequacies of the disclosures made in this report concerning the basis on which the accounts have been prepared on an ongoing basis, and in particular the fundamental accounting concept described in the Accounting Policies. Our opinion is not qualified in this respect.

In our opinion, the financial information set out below gives, for the purpose of the Prospectus, a true and fair view of the state of affairs of the Company at 10 April 2003.

## ACCOUNTING POLICIES

The significant Accounting Policies adopted by the company are as follows:

**Historical Cost Convention**

The financial statements are prepared under the historical cost convention.

**Investments**

Fixed asset investments are stated at cost less provision for permanent diminution in value.

## TRIDELTA PLC

**Balance Sheet as at 10 April 2003**

|  | € |
|---|---|
| **Fixed Assets** | |
| Investments | 404,286 |
| **Current Assets** | |
| Loan to Tridelta Development Limited | 271,884 |
| Cash at bank | 810 |
|  | 272,694 |
| **Current Liabilities** | |
| Accrued expenses | 66,573 |
| **Net current assets** | 206,121 |



| | |
|---|---|
| **Net Assets** | 610,407 |

**Capital and reserves**

| | |
|---|---|
| Issued Share Capital | 443,939 |
| Share Premium | 166,468 |
| | ------------ |
| **Shareholders' funds** | 610,407 |

## NOTES TO THE BALANCE SHEET

**Investments**

This represents the cost of acquisition of the entire issued ordinary share capital of Tridelta Development Limited acquired on 8 October 2002.

**Share Capital**

| **Authorised** | € |
|---|---|
| 10,000,000 Ordinary Shares of €0.10 each | 1,000,000 |

| **Issued** | € |
|---|---|
| 4,439,394 Ordinary Shares of €0.10 each | 443,939 |

| **Share Premium Account** | € |
|---|---|
| Premium of €0.60 on 397,040 Ordinary Shares | 238,224 |
| Less: expenses to date re flotation | ( 71,756) |
| | ------------ |
| | 166,468 |

## CONSENT

We consent to the inclusion in the Prospectus of this report and accept responsibility for this report for the purposes of paragraph 45(1) (b) (iii) of Schedule 1 to the Public Offers of Securities Regulations 1995 of the U.K..

Yours faithfully,

**Hamill Spence O'Connell**
Chartered Certified Accountants and Registered Auditors



# B. ACCOUNTANT'S REPORT ON TRIDELTA DEVELOPMENT LIMITED

10 April 2003

The Directors
Tridelta Development Limited
48, Main Street
Bray
Co. Wicklow
Ireland

The Directors
Acorn Corporate Finance Limited
Bollin House
Riverside Park
Wilmstow
Cheshire SK9 1DP
UK

Dear Sirs,

**Re: Tridelta Development Limited**

## Introduction

We report on the financial information set out below relating to Tridelta Development Limited ("Tridelta").This financial information has been prepared for the inclusion in the Prospectus of Tridelta plc to be dated 25$^{th}$ April 2003 ("the Prospectus).

## Basis of Preparation

The financial information set out below is based on the audited financial statements of Tridelta Development Limited for the years ended 31 December 1999-2002.

Tridelta is exempted from preparing cash flow statements.

## Responsibility

The financial statements are the responsibility of the directors of Tridelta who approved their issue.

The directors of Tridelta plc are responsible for the contents of the Prospectus dated 25$^{th}$ April 2003 in which this report is included.

It is our responsibility to compile the financial information set out in the report from the statutory financial statements, to form an opinion on the financial information and to report our opinion to you.

## Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. The evidence included that previously obtained by us relating to the audit of the financial statements for each of the years ended 31 December 1999 to 2002 underlying the financial information. It also included an assessment of the significant estimates and judgements made by those responsible for the preparation of the financial statements underlying the financial information and whether the accounting policies are appropriate to Tridelta's circumstances, consistently applied and adequately disclosed.



We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement, whether caused by fraud or other irregularity or error.

In forming our opinion, we have considered the adequacies of the disclosures made in this report concerning the basis on which the accounts have been prepared on an ongoing basis, and in particular the fundamental accounting concept described in the Accounting Policies. Our opinion is not qualified in this respect.

**Opinion**

In our opinion, the financial information set out below gives, for the purpose of the Prospectus, a true and fair view of the results and total recognised gains and losses of Tridelta for each of the years ended 31 December 1999 to 2002 and of the state of affairs of Tridelta at the end of each of those periods.

**Consent**

We consent to the inclusion of this report in the Prospectus dated 25$^{th}$ April 2003, and accept responsibility for this report for the purposes of paragraph 45(1) (b) (iii) of Schedule 1 to the Public Offers of Securities Regulations 1995 of the U.K.

Yours faithfully,

**Hamill Spence O'Connell**
Chartered Certified Accountants and Registered Auditors



# PROFIT AND LOSS ACCOUNT

The profit and loss account of Tridelta for each of the years ended 31 December 1999 to 2002 are set out below:

| | Notes | 2002 €| 2001 €| 2000 €| 1999 €|
|---|---|---|---|---|---|
| **TURNOVER** | 2 | 481,813 | 406,159 | 235,873 | 105,089 |
| COST OF SALES | | (123,979) | (12,507) | (62,392) | (16,041) |
| **GROSS PROFIT** | | 357,834 | 393,652 | 173,481 | 89,048 |
| Staff costs | | (325,942) | (319,655) | (260,154) | (147,635) |
| Depreciation and amortisation | | (46,539) | (32,226) | (29,594) | (16,425) |
| Other operating charges | | (268,229) | (207,248) | (148,492) | (183,468) |
| Operating (loss) | | (282,876) | (165,477) | (264,759) | (258,481) |
| Interest receivable | | - | 799 | 4,641 | - |
| Interest payable and similar charges | 4 | (6,861) | (1,974) | (2,579) | (1,436) |
| **(Loss) on ordinary activities before tax** | 5 | (289,737) | (166,653) | (262,697) | (259,917) |
| Taxation on ordinary activities | 6 | - | - | - | - |
| Dividends | 7 | (19,102) | (28,569) | - | - |
| **(Loss) for the financial period** | | (308,839) | (195,222) | (262,697) | (259,917) |
| Prior Year Adjustment | 8 | (122,375) | | | |
| Retained Earnings | | (431,214) | (195,222) | (262,697) | (259,917) |

The operating losses for the periods arise from Tridelta's continuing operations.

No separate Statement of Total Recognised Gains and Losses has been presented as all such gains and losses have been dealt with in the Profit and Loss Account.



# BALANCE SHEET

The balance sheets of Tridelta as at each 31 December 1999 – 2002 are set out below:

|  | Notes | 2002 € | 2001 € | 2000 € | 1999 € |
|---|---|---|---|---|---|
| **FIXED ASSETS** | | | | | |
| Intangible assets | 9 | 127,862 | 90,953 | 91,184 | - |
| Tangible assets | 10 | 73,417 | 56,475 | 67,595 | 74,450 |
| Financial assets | 11 | 420 | 420 | 420 | - |
| | | 201,699 | 147,848 | 159,158 | 74,450 |
| **CURRENT ASSETS** | | | | | |
| Stocks | 12 | 99,384 | 106,878 | 40,522 | 22,595 |
| Debtors | 13 | 155,546 | 162,872 | 202,136 | 37,147 |
| Cash at bank and in hand | | 7,503 | 35,243 | 132,303 | 14,569 |
| | | 262,433 | 304,992 | 374,961 | 74,311 |
| **CREDITORS** (amounts falling due within one year) | 14 | (535,259) | (109,382) | (103,357) | (26,687) |
| **NET CURRENT ASSETS** | | (272,826) | 195,611 | 271,605 | 47,624 |
| **TOTAL ASSETS LESS CURRENT LIABILITIES** | | (71,127) | 343,459 | 430,803 | 122,074 |
| **CREDITORS** (amounts falling due after more than one year) | 15 | (24,343) | (7,717) | (26,813) | (5,204) |
| **NET ASSETS EMPLOYED** | | (95,470) | 335,742 | 403,990 | 76,870 |
| **CAPITAL AND RESERVES** | | | | | |
| Called up share capital | 16 | 160,955 | 737,021 | 673,534 | 101,874 |
| Share premium account | 17 | 948,224 | 308,671 | 308,671 | 290,514 |
| Redeemable Loan Stock | 18 | - | 63,487 | - | - |
| Profit and loss account | | (1,204,649) | (773,437) | (578,215) | (315,517) |
| **SHAREHOLDERS' FUNDS – ALL EQUITY** | | (95,470) | 335,742 | 403,990 | 76,870 |



## NOTES TO THE FINANCIAL STATEMENTS

1. **Accounting Policies**

   The significant Accounting Policies adopted by Tridelta are as follows:

   **Historical Cost Convention**

   The financial statements are prepared under the historical cost convention.

   **Intangible Fixed Assets**

   Intangible fixed assets consists of Licenses and Patents and are stated at cost.

   Provision is made for amortisation on intangible assets at rates calculated to write off the cost over the life of the License Agreements on a straight line basis.

   **Tangible Fixed Assets**

   All tangible fixed assets are stated at cost.

   Provision is made for depreciation on tangible assets at rates calculated to write off the cost or valuation, less estimated residual value, of each asset over its expected useful life on a straight line basis as follows:

   | | | |
   |---|---|---|
   | Equipment | 15 | % per annum |
   | Office Equipment | 20 | % per annum |
   | Fixtures & Fittings | 15 | % per annum |

   **Stocks**

   Stocks are valued on the first-in, first-out basis, at the lower of cost and net realisable value.
   Cost represents invoice price. Net realisable value represents estimated net selling price, less all costs of completion and sale.

   **Cash Flow Statements**

   The company has availed of the exemption in Financial Reporting Standard 1 'Cash Flow Statements' in relation to small companies and on that basis has not produced a Cash Flow Statement.

   **Foreign Currencies**

   Transactions denominated in foreign currencies relating to revenues, costs and non-monetary assets are translated in to Irish Pounds at the rates of exchange ruling on the dates on which the transactions occurred.

   Monetary assets and liabilities denominated in foreign currencies are translated into Irish Pounds at the rates of exchange ruling at the balance sheet date. The resulting profits or losses are dealt with in the profit and loss account.

   **Pension Costs**

   Retirement benefits to the executive directors are funded by contributions from Tridelta. Payments are made to a pension trust which is financially separate from Tridelta.



**Research and Development**

Research and Development costs are charged to the profit and loss account in the year in which the expenditure is incurred.

**Government Grants**

Revenue grants receivable are credited to the profit and loss account in the year in which the related expenditure is incurred.

2. **TURNOVER**

Turnover comprises the invoiced value of goods supplied by Tridelta, exclusive of trade discounts and value added tax.

3. **EMPLOYEE INFORMATION**

The average number of persons employed by Tridelta during the year was as follows:

|  | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|
| Managing | 2 | 2 | 2 | 2 |
| Administrative and distribution | 2 | 3 | 4 | 2 |
| Production | 5 | 5 | 4 | 3 |
|  | 9 | 10 | 10 | 7 |

The costs incurred in respect of these employees were:

|  | 2002 € | 2001 € | 2000 € | 1999 € |
|---|---|---|---|---|
| Wages and salaries | 295,351 | 295,165 | 234,801 | 134,342 |
| Social welfare costs | 18,315 | 12,942 | 14,227 | 4,402 |
| Pension costs | 12,276 | 11,548 | 11,125 | 8,891 |
|  | 325,942 | 319,655 | 260,153 | 147,635 |

**Directors** (included in above)

|  | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|
| Emoluments (including salaries, bonuses, pensions and benefits in kind) | 118,068 | 143,763 | 94,881 | 90,912 |

4. **INTEREST PAYABLE AND SIMILAR CHARGES**

|  | 2002 € | 2001 € | 2000 € | 1999 € |
|---|---|---|---|---|
| **Bank Loans, Overdrafts and Other Loans:** |  |  |  |  |
| Bank interest | 4,030 | 1,488 | 1,644 | 890 |
| Finance lease interest | 2,831 | 486 | 935 | 546 |
|  | 6,861 | 1,974 | 2,579 | 1,436 |

5. **OPERATING LOSS**

|  | 2002 € | 2001 € | 2000 € | 1999 € |
|---|---|---|---|---|
| The operating loss is stated after charging: |  |  |  |  |
| Depreciation and amortisation | 46,539 | 32,226 | 29,594 | 16,428 |



| | | | | |
|---|---|---|---|---|
| Auditors' remuneration and after crediting: | 6,693 | 4,009 | 3,174 | 1,524 |
| Grants receivable | - | 37,729 | 114,293 | - |

6. **TAXATION**

No taxation has been provided due to losses.

7. **DIVIDENDS**

| | 2002 € | 2001 € | 2000 € | 1999 € |
|---|---|---|---|---|
| Provision for preference share dividend | 19,102 | 28,569 | - | - |

8. **PRIOR YEAR ADJUSTMENT (See also note 17)**

A prior year adjustment arises due to a change in the method used for determining cost of stocks as well as a revision of accrual of expenses.

9. **INTANGIBLE FIXED ASSETS**

| | Licenses & Patents | Licenses & Patents | Licenses & Patents | Licenses & Patents |
|---|---|---|---|---|
| | 2002 € | 2001 € | 2000 € | 1999 € |
| **Cost:** | | | | |
| At beginning of year | 112,315 | 101,315 | - | - |
| Additions | 53,489 | 11,000 | 101,315 | - |
| At end of year | 165,804 | 112,315 | 101,315 | - |
| **Amortisation:** | | | | |
| At beginning of year | 21,362 | 10,131 | - | - |
| Charge for year | 16,580 | 11,231 | 10,131 | - |
| At end of year | 37,942 | 21,362 | 10,131 | - |
| Net book value at end of year | 127,862 | 90,953 | 91,184 | - |

10. **TANGIBLE FIXED ASSETS**

| 1999 | Equipment € | Fixtures and Fittings € | Total € |
|---|---|---|---|
| **Cost:** | | | |
| At beginning of year | 5,174 | - | 5,174 |
| Additions | 84,469 | 2,670 | 87,139 |
| At end of year | 89,644 | 2,670 | 92,314 |
| **Depreciation:** | | | |
| At beginning of year | 1,436 | - | 1,436 |
| Charge for year | 16,028 | 400 | 16,428 |



| | Equipment € | At end of year | 17,464 | 400 | 17,864 |
|---|---|---|---|---|---|

At end of year        17,464     400     17,864

Net book value at end of year      72,180     2,270     74,450

**2000**

| | Equipment € | Fixtures and Fittings € | Total € |
|---|---|---|---|
| **Cost:** | | | |
| At beginning of year | 89,644 | 2,670 | 92,314 |
| Additions | 12,546 | 61 | 12,607 |
| At end of year | 102,190 | 2,731 | 104,921 |
| **Depreciation:** | | | |
| At beginning of year | 17,464 | 400 | 17,864 |
| Charge for year | 19,052 | 410 | 19,462 |
| At end of year | 36,516 | 810 | 37,326 |
| Net book value at end of year | 65,673 | 1,921 | 67,594 |

**2001**

| | Equipment € | Fixtures and Fittings € | Total € |
|---|---|---|---|
| **Cost:** | | | |
| At beginning of year | 102,190 | 2,731 | 104,921 |
| Additions | 9,799 | 77 | 9,876 |
| At end of year | 111,988 | 2,809 | 114,797 |
| **Depreciation:** | | | |
| At beginning of year | 36,516 | 810 | 37,326 |
| Charge for year | 20,574 | 422 | 20,996 |
| At end of year | 57,090 | 1,232 | 58,322 |
| Net book value at end of year | 54,898 | 1,577 | 56,475 |

**2002**

| | Equipment € | Fixtures and Fittings € | Total € |
|---|---|---|---|
| **Cost:** | | | |
| At beginning of period | 111,989 | 2,809 | 114,798 |
| Additions | 40,215 | 6,685 | 46,900 |
| At end of period | 152,204 | 9,494 | 161,698 |
| **Depreciation:** | | | |
| At beginning of period | 57,088 | 1,232 | 58,320 |
| Charge for period | 28,537 | 1,424 | 29,961 |



| | | | |
|---|---|---|---|
| At end of period | 85,625 | 2,656 | 88,281 |
| Net book value at end of period | 66,579 | 6,838 | 73,417 |

**11.  FINANCIAL FIXED ASSETS**

| | Unlisted<br>€ | Total<br>€ |
|---|---|---|
| Cost: | | |
| At beginning and end of period | 420 | 420 |

The above investment represents 35% of the shareholding of Tri-Med Research Inc. This company is incorporated in the United States and has a total issued share capital of 1,000 shares of $1 each.

**12.  STOCKS**

| | 2002<br>€ | 2001<br>€ | 2000<br>€ | 1999<br>€ |
|---|---|---|---|---|
| Raw materials and consumables | 99,384 | 106,878 | 40,522 | 22,595 |

**13.  DEBTORS**

| | 2002<br>€ | 2001<br>€ | 2000<br>€ | 1999<br>€ |
|---|---|---|---|---|
| Amounts falling due within one year: | | | | |
| Trade debtors | 127,714 | 136,281 | 84,584 | 34,564 |
| Other debtors | 18,767 | 26,400 | 18,824 | 2,393 |
| Prepayments and accrued income | 9,065 | 190 | 98,728 | 190 |
| | 155,546 | 162,872 | 202,136 | 37,147 |

**14.  CREDITORS (amounts falling due within one year)**

| | 2002<br>€ | 2001<br>€ | 2000<br>€ | 1999<br>€ |
|---|---|---|---|---|
| Bank loans and overdrafts | 19,736 | 7,185 | 36,097 | - |
| Trade creditors | 105,284 | 54,736 | 44,828 | 10,913 |
| Obligations under finance leases | 12,881 | 5,973 | 12,508 | 8,660 |
| Taxation and social welfare | 13,554 | 7,056 | 5,403 | 4,257 |
| Accruals & other creditors | 64,246 | 5,862 | 4,520 | 2,857 |
| Amounts owed to group companies | 271,884 | - | - | - |
| Provision for preference share dividend | 47,674 | 28,569 | - | - |
| | 535,259 | 109,382 | 103,357 | 26,687 |

**15.  CREDITORS (amounts falling due after more than one year)**

| | 2002<br>€ | 2001<br>€ | 2000<br>€ | 1999<br>€ |
|---|---|---|---|---|
| Bank loans | 2,655 | 7,717 | 22,090 | 27,844 |
| Obligations under finance leases | 21,688 | - | 4,723 | 17,360 |
| | 24,343 | 7,717 | 26,813 | 45,204 |



16. **CALLED UP SHARE CAPITAL**

AUTHORISED:

|  | 2002 €  | 2001 €  | 2000 €  | 1999 €  |
|---|---|---|---|---|
| Ordinary shares of €0.1269738 each (2001 and prior €1.269738 each) | 634,869 | 634,869 | 634,869 | 634,869 |
| 'A' ordinary shares of €1.269738 each | 571,382 | 571,382 | 571,382 | 571,382 |
| Preference shares of €1.269738 each | 63,487 | 63,487 | 63,487 | 63,487 |
| Cumulative Redeemable Preference shares of €1.269738 each | 634,869 | 634,869 | 634,869 | - |
|  | 1,904,607 | 1,904,607 | 1,904,607 | 1,269,738 |

ALLOTTED, CALLED-UP AND FULLY PAID:

|  | 2002 €  | 2001 €  | 2000 €  | 1999 €  |
|---|---|---|---|---|
| Ordinary shares of €0.1269738 each (2001 and prior €1.269738 each) | 97,168 | 34,826 | 34,826 | 34,559 |
| A ordinary share Capital of €1.269738 each | - | 3,838 | 3,838 | 3,828 |
| Preference shares of €1.269738 each | 63,487 | 63,487 | 63,487 | 63,487 |
| Cumulative Redeemable Preference Shares of €1.269738 each | - | 634,870 | 571,382 | - |
|  | 160,655 | 737,021 | 673,534 | 101,874 |

Options have been granted over 1,755 ordinary shares in the Capital of Tridelta.
In addition, Tridelta has approved an Executive Share Option Scheme under which a maximum of 1,591 additional ordinary shares may be issued in the Capital of Tridelta.

**Issue of shares 1999**

On 15 February 1999, 871 Ordinary shares of €1.269738 each were allotted for cash of €28,478.

On 15 April 1999, 3,023 'A' Ordinary shares of €1.269738 each were allotted for cash of €95,230.

On 30 June 1999, 3,023 Ordinary shares of €1.269738 each were allotted for cash of €95,230.

On 30 June 1999, 50,000 preference shares of €1.269738 each were allotted for cash of €63,487.

**Issue of shares 2000**

On 28 March 2000, 219 Ordinary shares of €1.269738 each were allotted for cash of €18,397.

On 20 April 2000, 400,000 5% Cumulative redeemable preference shares of €1.269738 each were allotted for cash of €507,895.

On 31 July 2000, 50,000 5% Cumulative redeemable preference shares of €1.269738 each were allotted for cash of €63,487.



**Issue of shares 2001**

On 05 March 2001, 50,000 5% Cumulative redeemable preference shares of €1.269738 each were allotted for cash of €63,487.

**Rights of shares**

Ordinary shares and 'A' ordinary shares carry equal voting rights.

**Post balance sheet**

On 8 October 2002, 3,023 'A' ordinary shares were converted into 3,023 ordinary shares of €1.269738 each.

On 8 October 2002, 23,077 issued cumulative redeemable preference shares were converted into 669 ordinary shares of €1.269738 each and a premium thereon of €42.52958 each.

On 8 October 2002, 100,000 issued cumulative redeemable preference shares were converted into 2,810 ordinary shares of €1.269738 each and a premium thereon of €43.196669 each.

On 8 October 2002, 100,000 issued cumulative redeemable preference shares were converted into 2,897 ordinary shares of €1.269738 each and a premium thereon of €42.559672 each.

On 8 October 2002, 276,923 issued cumulative redeemable preference shares were converted into 8,022 ordinary shares of €1.269738 each and a premium thereon of €42.56218 each.

On 8 October 2002, the ordinary shares of €1.269738.27 were sub-divided into 10 ordinary shares of €0.1269738 each.

On 8 October 2002, all issued ordinary shares were acquired by Tridelta plc.

## 17. STATEMENT OF MOVEMENT ON RESERVES

|  | Share Premium € | Profit & Loss € |
|---|---|---|
| Balance at 1 January 1999 | 80,355 | (55,601) |
| Retained (loss) for year |  | (259,917) |
| Premium on shares issued during year | 210,159 |  |
| Balance at 1 January 2000 | 290,514 | (315,517) |
| Retained (loss) for year |  | (262,697) |
| Premium on shares issued during year | 18,157 |  |
| Balance at 1 January 2001 | 308,671 | (578,215) |
| Retained (loss) for year |  | (195,223) |
| Premium on shares issued during year | - |  |
| Balance at 1 January 2002 | 308,671 | (773,435) |
| Prior year adjustment |  | (122,375) |
| Retained (loss) for year |  | (308,839) |
| Premium on shares converted during period | 639,553 |  |
| Balance at 31 December 2002 | 948,224 | (1,204,649) |

On 8 October 2002, following the restructuring of the shares in Tridelta, an additional €639,553 was transferred from the issued share capital to the share premium account.



**18. REDEEMABLE LOAN STOCK**

On 8 October 2002, the cumulative convertible redeemable loan stock was converted to 319,131 ordinary shares of €0.1269738 each at a premium of €0.071963 each.

**19. RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS**

|  | 2002 € | 2001 € | 2000 € | 1999 € |
|---|---|---|---|---|
| (Loss) for the financial year | (308,839) | (195,222) | (262,697) | (259,917) |
| Proceeds from issue of shares | - | 63,488 | 589,817 | 282,428 |
| Proceeds from redeemable loan stock | - | 63,488 | - | - |
| Net increase/ (decrease) in funds | (308,839) | (68,246) | 327,120 | 22,511 |
| Opening shareholders' funds | 335,744 | 403,990 | 76,870 | 54,359 |
| Prior year adjustment | (122,375) | - | - | - |
| Closing shareholders' funds | (95,470) | 335,744 | 403,990 | 76,870 |

**20. CONSENT**

We consent to the inclusion in the Prospectus of this report and accept responsibility for this report for the purposes of paragraph 45(1) (b) (iii) of Schedule 1 to the Public Offers of Securities Regulations 1995 of the U.K.

Yours faithfully,

**Hamill Spence O'Connell**
Chartered Certified Accountants and Registered Auditors



## PART III – ILLUSTRATIVE FINANCIAL PROJECTIONS

| | 2000 | 2001 | 2002 | 2003 | 2004 | 2005 |
|---|---|---|---|---|---|---|
| **Sales** | | | | | | |
| APP | € 235,873 | € 353,963 | € 434,566 | € 660,740 | € 805,379 | € 1,088,826 |
| SCIL | | | € 0 | € 0 | € 1,150,500 | € 2,224,300 |
| Mastitis | | | € 7,200 | € 289,675 | € 1,539,375 | € 2,808,125 |
| Animal Welfare Development | | | € 40,047 | € 140,970 | € 1,295,400 | € 2,781,300 |
| Agreements | | € 52,196 | | € 125,000 | | |
| **Total Turnover** | **€ 235,873** | **€ 406,159** | **€ 481,813** | **€ 1,216,385** | **€ 4,790,654** | **€ 8,902,551** |
| Cost of Sales | € 62,392 | € 23,738 | € 123,979 | € 245,488 | € 1,676,309 | € 3,154,503 |
| **Gross Margin** | **€ 173,481** | **€ 382,421** | **€ 357,834** | **€ 970,897** | **€ 3,114,345** | **€ 5,748,048** |
| **Operating Expenses** | | | | | | |
| Sales and Marketing | € 74,424 | € 85,402 | € 94,641 | € 201,434 | € 254,350 | € 316,571 |
| R&D | € 154,904 | € 164,899 | € 94,262 | € 430,360 | € 435,360 | € 490,735 |
| Manufacturing | € 72,578 | € 119,608 | € 165,512 | € 277,758 | € 576,483 | € 1,021,313 |
| Admin | € 134,272 | € 179,165 | € 293,156 | € 367,018 | € 589,877 | € 833,327 |
| **Total** | **€ 436,178** | **€ 549,074** | **€ 647,571** | **€ 1,276,570** | **€ 1,856,070** | **€ 2,661,946** |
| | | | | | | |
| **Net Profit (Loss)** | **(€ 262,697)** | **(€ 166,653)** | **(€ 289,737)** | **(€ 305,673)** | **€ 1,258,275** | **€ 3,086,102** |
| Tax | | | | | | € 283,405 |
| Dividends on Preference Shares | | (€ 28,569) | (€ 19,102) | | | |
| **PAT** | **(€ 262,697)** | **(€ 195,222)** | **(€ 308,839)** | **(€ 305,673)** | **€ 1,258,275** | **€ 2,802,697** |
| Prior Year adjustment | | | (€ 122,375) | | | |
| Cumulative Retained Earnings | (€ 578,214) | (€ 773,436) | (€ 1,204,650) | (€ 1,510,323) | (€ 252,048) | € 2,834,054 |

## MAIN ASSUMPTIONS

- The Company's current products will continue to grow at a planned rate of 30%.

- Sales from the company's mastitis range will be established for routine application on completion of current trials. In addition, the company aims to bring its milk quality detection system to market by the end of 2003.

- In the absence of unforeseen external influence e.g. Foot and Mouth, BSE etc, the animal welfare market will develop as planned.

- SCIL GmbH will successfully launch its new Immunoanalyser in 2004.

- Inflation in Ireland will remain below 5% and therefore there will be no substantial increase in labour costs.

- The Company will continue its successful policy of acquiring and developing novel technologies.



# LETTER FROM REPORTING ACCOUNTANTS AND ILLUSTRATIVE FINANCIAL PROJECTIONS

10 April 2003

**The Directors**
**Tridelta plc**
**48, Main Street**
**Bray**
**Co. Wicklow**
**Ireland**

Dear Sirs,

**Re:      Tridelta plc**

**Introduction**

We refer to the illustrative financial projections concerning Tridelta plc ("The Company") for the years ending 31 December 2005 as set out on page 39 of the prospectus ("The prospectus") relating to the admission of the entire issued share capital of the Company to trading on OFEX.

**Responsibility**

The illustrative financial projections are based on assumptions made by the Directors of the Company, for which they are solely responsible, and which cannot be confirmed or verified in the same way as past results. It should be appreciated that the projections have been prepared for the purposes of illustration and do not constitute a forecast. We express no opinion as to the validity of the assumptions on which the projections are based.

**Basis of opinion**

We have reviewed the accounting policies and calculations adopted in arriving at the illustrative financial projections of the Company for the years ending 31 December 2005.

**Opinion**

In our opinion, the illustrative financial projections, so far as the accounting policies and calculations are concerned, have been properly compiled on the bases and assumptions made by the Directors, as set out in the Prospectus, and are presented on a basis consistent with the accounting policies normally adopted by the Company.

Yours faithfully,


**Hamill Spence O'Connell**
Chartered Certified Accountants and Registered Auditors



# LETTER FROM REPORTING ACCOUNTANTS AND WORKING CAPITAL
# REQUIREMENTS

10th April 2003

**The Directors**
**Tridelta plc**
**48, Main Street**
**Bray**
**Co. Wicklow**
**Ireland**

**The Directors**
**Acorn Corporate Finance Limited**
**Bollin House**
**Riverside Park**
**Wilmstow**
**Cheshire SK9 1DP**
**England**

Dear Sirs,

**Re:     Tridelta plc**

We refer to the illustrative financial projections concerning Tridelta plc ("The Company") for the years ending 31 December 2005, as prepared by the Directors and for which the Directors are solely responsible.

We have considered the Company's Working Capital Requirements as envisaged in the Projections and we concur with the Directors conclusions that, assuming the Minimum Subscription of €600,000 is achieved, the Company will have sufficient working capital for its present requirements that is at least 12 months from completion of the Offer.

Yours faithfully,

**Hamill Spence O'Connell**
Certified Accountants and Registered Auditors



# DEFINITIONS

The following definitions apply throughout this document, unless the context otherwise requires:

"Acceptance"                          acceptance by Ofex of the application for Admission;

'Accountant's Report"                 the accountant's report on the Company set out in Part II of this document;

"Acorn"                               Acorn Corporate Finance Limited;

"Acorn Option"                        the option to be issued to Acorn (conditional on Admission) in respect of 5% of the fully diluted share capital of the Company on Admission on the terms and conditions set out in an Option Agreement dated 16th April 2003 made between the Company and Acorn;

'Acts"                                the Companies Acts, 1963 to 2001 of Ireland;

"Admission"                           the admission of the entire issued ordinary share capital of the Company, issued and to be issued pursuant to the Offer, to trading through OFEX;

"AIM"                                 the Alternative Investment Market of the London Stock Exchange;

"Application Form"                    the application form for use in connection with the Offer set out at the end of this document;

"Board" or 'Directors"                the board of directors of the Company;

"Company"                             Tridelta plc;

"Corporate Advisers Agreement"        the agreement dated 5th March 2002 between the Company and Acorn, further details of which are set out in paragraph 16, Part IV of this document;

"CREST"                               the relevant system (as defined in the Regulations) in respect of which CREST Co Limited is the operator (as defined in the Regulations);

"Existing Shareholders"               the holders of the Existing Shares;

"Existing Shares"                     all Ordinary Shares held by the shareholders in the Company prior to the Interim Funding;

"Group"                               the Company and Tridelta Development Limited;

"Interim Funding"                     the funding provided by institutional and private investors on the 9th October 2002 and 12th November 2002 to support the ongoing development of the Company in return for which 397,040 share warrants and Ordinary Shares were issued;

"Interim Funding Shareholders"        the holders of those Ordinary Shares allotted on the 9th October 2002 and the 12th November 2002 in consideration for the Interim Funding;

"Ireland"                             Ireland, excluding Northern Ireland and the word "Irish" shall be construed accordingly;

"Minimum Subscription"                €600,000;



| | |
|---|---|
| "OFEX" | a market operated by OFEX plc, a member of the London Stock Exchange and regulated by the Financial Services Authority, which allows trading in the shares of unquoted companies; |
| "OFEX Rules | the Rules of OFEX as set out in the OFEX Rule Book issued by OFEX plc (Version 1.1 dated October 2002 as may be subsequently amended); |
| "Offer" | the invitation by the Company to subscribe for the Offer Shares; |
| "Offer Price" | €0.85 or Stg £0.54 per Offer Share; |
| "Offer Shares | 1,176,470 Ordinary Shares to be placed pursuant to the Offer; |
| "Offer for Subscription Agreement | the agreement dated 16th April 2003 between the Company and Acorn relating to the Offer, further details of which are set out in paragraph 8 of Part IV of this document; |
| "Official List" | the Official List of the UKLA; |
| "Ordinary Shares" | the ordinary shares of €0.10 each in the capital of the Company; |
| "Receiving Agents" | Capita Corporate Registrars Plc and Capita IRG Plc; |
| "Regulations" | the Companies Act, 1990 (Uncertificated Securities) Regulations, 1996 (SI No. 68 of 1996); |
| "Tridelta" | Tridelta Development Limited; |
| 'Share Option Scheme" | the Company's Share Option Scheme, a summary of the principal terms of which is set our in paragraph 13 of Part I of this document; |
| "UK" | United Kingdom of Great Britain & Northern Ireland; |
| "UKLA" | the UK Listing Authority of the Financial Services Authority; |
| 'the 1963 Act" | the Companies Act, 1963 of Ireland; |
| 'the 1983 Act" | the Companies (Amendment) Act, 1983 of Ireland; |
| "the 1990 Act" | the Companies Act, 1990 of Ireland; |
| "the 1999 Act" | the Companies Act (Amendment), 1999 of Ireland; |
| "the 2001 Act" | the Companies Act, 2001 of Ireland; |
| "Stg £ " | Pounds Sterling; |
| "€" | Euro. |

All references in this document to legislation are to Irish legislation, unless otherwise stated or the context otherwise requires.



# GLOSSARY OF TECHNICAL TERMS

| | |
|---|---|
| "Acute Phase Proteins" | A group of proteins produced by the liver (however see "MAA") and found in increased amounts in the bloodstream in response to inflammation/infection and in some cases, physical stress. |
| "Acute Phase Response" | The body's biochemical response to damage caused by e.g. infection, trauma, inflammation or physical stress. |
| "Analyte" | The substance being measured in an analysis. |
| "Autoanalyser" | Laboratory instrument used for performing high volumes of an assay by an automated or semi-automated technique. |
| "Biosensor" | A small device utilising biological material and electronic components which can be used to measure a specific analyte e.g. a protein in a bodily fluid. |
| "Bulk Tank" | Collecting tank used to store milk from serial milkings on the farm whilst awaiting collection. |
| "BTT" | Bulk Tank Test, test carried out on milk from the bulk tank. |
| "Colorimetry" | A laboratory technique for performing assays on biological materials (colorimetric assay). |
| "CRP" | C-Reactive Protein: a major Acute Phase Protein in many species. |
| "Cytokine" | Substances produced by the body in very low amounts and present for only a short time which activate the Acute Phase Response. |
| "EIA/ELISA" | Enzyme (Linked) Immuno (Sorbent) Assay. A laboratory technique for performing assays on biological materials. |
| "Enzymatic Assay" | Diagnostic methodology which utilises the principle of a specific enzyme/substrate reaction to measure the levels of the substrate in the body. |
| "Haptoglobin" | A major Acute Phase Protein in many species. |
| "Herring- Bone System" | A type of milking parlour set-up which consists of individual milking clusters linking into a central "spine" to gather the milk from the parlour into the bulk tank. |
| "Immuno- Diagnostic" | Diagnostic methodology which utilises the principle of a specific antibody-antigen reaction to measure the levels of a substance in the body. |
| "Lateral Flow" | Technology used in diagnostic tests of the "dip-stick" type where a small sample is placed on a reaction pad held on a thin plastic "stick" to produce a rapid, on-the-spot result. |
| "MAA" | Mammary (or milk) Associated Amyloid A: a new Acute Phase Protein found to be an indicator of mastitic infection, present and detectable in milk and colostrum and produced locally in the mammary gland. |
| "Mastitis" | Inflammation of the mammary gland. |
| "Clinical" | Obvious clinical signs are observed, e.g. clots in the milk; at this stage the disease is advanced. |



| | |
|---|---|
| "Subclinical" | No obvious clinical signs, however, the animal is harbouring the infection and has the potential to develop the clinical condition. |
| "NEC" | Neonatal Necrotising Enterocolitis: a potentially fatal disease of low birth weight newborn infants, which may benefit from treatment with a therapeutic form of MAA. |
| "OEM" | Original Equipment Manufacturer; a manufacturer who buys the component parts of e.g. a diagnostic kit, assembles the kit and sells it under its own name. |
| "Orphan Drug" | Special status awarded to a therapeutic which treats a specific condition found in a relatively small number of cases which allows the drug to be "fast-tracked" through the regulatory process, allowing the drug to come to market in up to half the usual time. |
| "Peptide" | A small fragment of a protein consisting of a specific sequence of amino acid units. |
| "POC" | Point-Of-Care: an analysis carried out on the spot rather than by sending a sample off to a laboratory for testing. |
| "Robotic Milker" | An automated system for milking cows. |
| "SAA" | Serum Amyloid A: a major Acute Phase Protein in many species. |
| "String" | Term used to denote a number of dairy cows, which are milked at the same time. |



## PART IV - ADDITIONAL INFORMATION

### 1. INCORPORATION

(a)     The Company was incorporated in Ireland under the Acts with the name Tridelta plc with registered number 357237 on the 23$^{rd}$ May 2002 as a public limited company.

(b)     The business of the Company is that of an investment company. Its registered office and its principal place of business are at 48 Main Street, Bray, Co Wicklow.

(c)     The Company has one subsidiary, Tridelta Development Limited, a company incorporated in Ireland under the Acts registration number 254105.

### 2. SHARE CAPITAL

(a)     On incorporation the authorised share capital of the Company was €1,000,000 divided into 1,000,000 ordinary shares of €1.00 each of which seven ordinary shares were in issue fully paid.

(b)     The Company does not have in issue any securities not representing share capital, convertible debt securities, exchangeable debt securities or debt securities with warrants.

(c)     Since the date of incorporation of the Company up to the date of this document the only changes made to the authorised and issued share capital of the Company were pursuant to the resolution set out hereunder in this Paragraph passed at an extraordinary meeting of the Company on the 8$^{th}$ October 2002: -

    (i)     The issued and authorised shares in the capital of the Company were subdivided into ordinary shares of €0.10 each.

    (ii)    The Directors were generally and unconditionally authorised pursuant to section 20 of the 1983 Act to exercise all the powers of the Company to allot relevant securities (within the meaning of that section) up to an aggregate nominal amount equal to the authorised but unissued share capital of the Company, such authority to expire on the 7$^{th}$ October 2007 provided that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if such authority had not expired;

    (iii)   The Directors were empowered pursuant to section 24 of the 1983 Act to allot equity securities (within the meaning of section 23 of that Act) pursuant to the authority referred to in subparagraph (ii) above as if section 23(1) of that Act did not apply to any such allotment such power to expire on the conclusion of the Annual General Meeting of the Company to be held in 2007, or if earlier, on the 7$^{th}$ October 07 provided that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if such power had not expired:

(d)     On 8$^{th}$ October 2002 the Company acquired the entire issued share capital of Tridelta in consideration for issuing and allotting 4,042,284 Ordinary Shares to the then shareholders of Tridelta.

(e)     On the 9$^{th}$ October 2002 and the 12$^{th}$ November 2002 a number of institutional and private investors provided Interim Funding to the Company to support its ongoing development in consideration for which 397,040 Share Warrants and subsequently 397,040 Ordinary Shares were issued. The price per share was €0.70.

(f)     Immediately following the Offer, and assuming the Offer is fully subscribed, the authorised share capital of the Company will be €1,000,000 divided into 10,000,000 Ordinary Shares of €0.10 each

46



of which 5,615,864 Ordinary Shares will have been issued and will be fully paid or credited as fully paid and 4,384,136 will remain unissued.

## 3. MEMORANDUM AND ARTICLES OF ASSOCIATION

(a) The principal object of the Company as set out in clause 3(A) of its Memorandum of Association is to act as an investment holding company. A full description of the objects of the Company is set out in clause 3 of its Memorandum of Association which is available for inspection as provided in paragraph 18 hereof.

(b) The Articles of Association of the Company (the 'Articles') contain, inter alia, provisions to the following effect:

### (i) Dividends

Subject to the provisions of the Acts, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the Directors. Subject as aforesaid, the Directors may pay such interim dividends as appear to them to be justified by the profits of the Company available for distribution. Except as otherwise provided by the rights attached, all dividends shall be declared and paid according to the amounts paid on the shares on which the dividend is paid. Except as aforesaid, all dividends shall be apportioned and paid proportionately to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid, but if any share is issued on terms providing that it shall rank for dividend as from a particular date, such share shall rank for dividend accordingly. No amount paid on a share in advance of calls shall be treated as paid on a share for the purposes of the above. Payment of dividends to a shareholder may in certain circumstances be withheld in accordance with the provision of the Articles.

The Directors may at their discretion, with or subject to the sanction of an ordinary resolution, offer to the holders of Ordinary Shares the right to elect to receive an allotment of additional Ordinary Shares, credited as fully paid, instead of cash in respect of all or part of any cash dividend or dividends specified by such resolution or such part of such dividend or dividends as the Directors may determine.

Any dividend which remains unclaimed for 12 years after having been declared shall, if the Directors so resolve, be forfeited and cease to remain owing by the Company.

### (ii) Distribution of Assets on Winding Up

If the Company shall be wound up and the assets available for distribution among the members as such shall be insufficient to repay the whole of the paid up share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively. If on a winding up the assets available for distribution among the members shall be more than sufficient to repay the whole of the share capital paid up at the commencement of the winding up the excess shall be distributed among the members in proportion to the capital at the commencement of the winding up paid up on the shares held by them respectively. The foregoing is without prejudice to the rights of the holders of shares issued upon special terms and conditions.



(iii)   **Voting**

Votes at general meetings may be given either personally or by proxy. Subject to any rights or restrictions for the time being attached to any class or classes of shares and subject to any suspension or abrogation of voting rights pursuant to the provisions of the Articles, on a show of hands every member present in person and every proxy shall have one vote, so however, that no individual shall have more than one vote, and on a poll every member shall have one vote for every share of which he is the holder. The chairman of a meeting at which there is an equality of votes shall be entitled to a second or casting vote.

(iv)   **Variation of Rights**

Whenever the share capital is divided into different classes of shares, the rights attached to any class may be varied or abrogated with the consent in writing of the holders of three-fourths in nominal value of the issued shares of that class, or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of their issue, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith or subordinate hereto.

(v)   **Alteration of Share Capital**

The Company may by ordinary resolution:

(A)   increase its share capital;

(B)   consolidate and divide all or any of its share capital into shares of a larger amount;

(C)   subject to the provisions of the Acts, sub-divide its shares into shares of a smaller amount; or

(D)   cancel any shares which have not been taken or agreed to be taken by any person and reduce the amount of its authorised share capital by the amount of the shares so cancelled.

The Company may, by special resolution, reduce its share capital, any capital redemption reserve fund, any share premium account or any capital conversion reserve fund in any manner and with, and subject to, any incident authorised, and consent required, by law.

(vi)   **Allotment and Issue of Shares**

Subject to the provisions of the Acts relating to authority to allot shares, statutory pre-emption rights and otherwise and of any resolution of the Company in general meeting, the unissued shares of the Company shall be at the disposal of the Directors who may allot, grant options over or otherwise dispose of them to such persons on such terms and conditions and at such times as they may consider to be in the best interests of the Company and its shareholders, but so that no share shall be allotted at a discount. Without prejudice to any special rights conferred on the holders of any existing shares or class of shares and subject to the provisions of the Acts, any share may be issued with such rights or restrictions (whether as regards dividends, return of capital, voting or otherwise) as the Company may from time to time by ordinary resolution determine.



(vii) **Redeemable Shares and Purchase of Own Shares**

Subject to the provisions of the Acts, any shares may be issued on the terms that they are, or are liable at the option of the Company or the holder, to be redeemed on such terms and in such manner as may be provided by the Articles. Subject to the provisions of the Acts and to any rights conferred on the holders of any class of shares, the Company may purchase all or any of its shares of any class including any redeemable shares. No purchase by the Company of its own shares will take place unless it has been authorised by special resolution of the Company in general meeting. Subject to the provisions of the Acts, the Company may cancel any shares so redeemed or purchased or may hold them as treasury shares and re-issue any such treasury shares as shares of any class or classes or cancel them.

(viii) **Transfer of Shares**

Subject to the restrictions described in the Articles and to the terms of issue of such shares, the certificated shares of any member may be transferred by instrument in writing in any usual or common form or any other form which the Directors may approve; and the Directors may permit any shares to be held in uncertificated form and title to those shares to be transferred in accordance with the Companies Act, 1990 (Uncertificated Securities) Regulations, 1996 and the practices instituted by the operator of the CREST system. The instrument of transfer of any certificated share shall be executed by or on behalf of the transferor and, in cases where the share is not fully paid, by or on behalf of the transferee. The Directors may, in their absolute discretion and without assigning any reason therefore decline to register any transfer of a partly-paid share (provided that in the case of partly-paid shares which are dealt in on the Irish Stock Exchange or the London Stock Exchange the Directors shall not exercise that discretion in such a way as to prevent dealings in such shares from taking place on an open and proper basis). The Directors may also decline to register any instrument of transfer of any certificated shares unless: (A) it is lodged at the registered office or at such other place as the Directors may appoint and is accompanied by the certificate of the shares to which it relates and such other evidence as the Directors may reasonably require to prove the title of the transferor; (B) it is in respect of one class of share only; and (C) it is in favour of not more than four transferees. The Directors may refuse to register a transfer of uncertificated shares only in such circumstances as may be permitted or required by the aforesaid Regulations or where the transfer is in favour of more than four persons jointly. The registration of transfers of shares may be suspended at such times and for such periods (not exceeding 30 days in each year) as the Directors may determine.

(ix) **Board of Directors**

Campus Companies Custodian Limited shall be entitled to appoint one director to the Board for so long as it holds 2% or more of the entire issued share capital of the Company.

Approval of 80% of the Board is required for the annual appointment of the chairman to the Board.

## 4. DIRECTORS' AND OTHER INTERESTS

(a) As at the date hereof and immediately following Admission, the interests (all of which are or will be beneficial) of each Director (including any interests of his/her spouse and minor children) and those of any person connected with that Director within the meaning of Section 26 of 1990 Act (a "Connected Person") in the share capital of the Company which (i) are required to be notified to the Company pursuant to section 53 or section 64 of the 1990 Act, (ii) are required pursuant to section 59 of that Act to be entered in the register referred to therein or (iii) are interests of a Connected Person which would, if the Connected Person were a Director, be required to be disclosed under (i) or (ii) above and the existence of which is known to or could with reasonable diligence be ascertained by that Director are or will be as follows:



| | Current Number of Ordinary Shares | Current Percentage of Issued Ordinary Share Capital | Number of Ordinary Shares Following Admission | Percentage of Issued Ordinary Share Capital Following Admission |
|---|---|---|---|---|
| Sean Henneberry | nil | nil | * | * |
| Brian Hett | 650,410 | 14.65% | 650,410 | 11.58% |
| Kieran Walshe | 580,010 | 13.06% | 580,010 | 10. 33% |
| Brian Flavin | nil | nil | nil | nil |
| Paul Torgerson | 71,410 | 1.61% | 71,410 | 1.27% |

\* Sean Henneberry has taken part in underwriting the Minimum Subscription to the extent of 44,117 Ordinary Shares and depending on the success of the Offer may be required to take up some or all of the said shares.

Except as disclosed above in this paragraph 4, no interest in the share capital of the Company is held by any Director and no such interest, the existence of which is known to or could with reasonable diligence be ascertained by the relevant Director, is held by any Connected Person.

(b)     None of the Directors, has, or, had, any interest in any transaction which is or was unusual in its nature or conditions or significant to the business of the Company.

(c)     Save as disclosed in this document, there are no outstanding loans, guarantees or other securities or indemnities granted or provided by any member of the Group to or for any Director.

(d)     Save as disclosed above, none of the Directors has any interest in the share capital or loan capital of the Company or any of its subsidiaries nor does any person connected with the Directors (under the meaning of section 26 of the Companies Act 1990) have such interests, whether beneficial or non beneficial.

## 5.     CURRENT AND PRIOR DIRECTORSHIPS AND PARTNERSHIPS OF THE DIRECTORS

(a)     The Directors have held the following directorships and/or been partners in the following partnerships within the five years prior to the date of this document: -

### (1)     Sean Henneberry

| Current Directorships | Past Directorships |
|---|---|
| Aer Arann Group Teo | Anshe Limited |
| Aerospace Industries PLC | Barclay Chemicals Manufacturing Ltd |
| Andrew Mannion Engineering Ltd | Hitol Limited |
| Royal Irish Silvaculture Limited | Gresham Hotel Group PLC |
| Caulfield Group Ltd | |
| Datacare Software Group Limited | |
| Equitas Investments Ltd | |
| Equitas Limited | |
| Equitas Nominees Limited | |
| Hickey's Pharmacy Limited | |
| Imagine Software Industries Limited | |
| Management Techniques Limited | |
| Premier UK Residential Real Estate PLC | |
| Qualceram Shires PLC | |
| Swift Fine Foods Limited | |
| The Belfry Properties (UK) PLC | |
| The Second Belfry Properties (UK) plc | |
| The Third Belfry Properties (UK) plc | |



Tridelta Development Limited
UFAC Holdings Limited

**(2)** **Brian Hett**

| **Current Directorships** | **Past Directorships** |
| --- | --- |
| Tridelta Development Limited | None |
| TriMed Research Inc | |

**(3)** **Kieran Walshe**

| **Current Directorships** | **Past Directorships** |
| --- | --- |
| Tridelta Development Limited | None |

**(4)** **Paul Torgerson**

| **Current Directorships** | **Past Directorships** |
| --- | --- |
| Tridelta Development Limited | None |

**(5)** **Brian Flavin**

| **Current Directorships** | **Past Directorships** |
| --- | --- |
| Tridelta Development Limited | Global Mark Industries Limited |
| Pharmatrin Limited | |
| Kapooki Games Ltd | |

(b)    Brian Flavin acted as a director of Global Mark Industries Limited from the 12th November 2001 until it entered into liquidation on the 1st February 2002. This company is currently in liquidation.

(c)    Sean Henneberry is a director of Aerospace Industries PLC; various companies within this group are in the process of entering into liquidation.

(d)    Save as disclosed above, none of the Directors has:

(i)    any unspent convictions in relation to indictable offences;

(ii)    ever been declared bankrupt or been the subject of an individual voluntary arrangement;

(iii)    ever been a director of a company which, while he was a director or within 12 months of his ceasing to be a director, had a receiver appointed, entered into liquidation, entered into administration, entered into a voluntary arrangement or made any compositional arrangements with its creditors generally or with any class of its creditors;

(iv)    ever been a partner in a partnership which while he was a partner or within 12 months of his ceasing to be a partner entered into compulsory liquidation, administration or a partnership voluntary arrangement;

(v)    owned any asset or been a partner in a partnership which while he owned that asset or was a partner or within 12 months after his ceasing to own that asset or be a partner entered into receivership;

(vi)    been the subject of any public criticism by any statutory or regulatory authority (including recognised professional bodies); and



(vii)     been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.



## 6 DIRECTORS' REMUNERATION AND LETTERS OF APPOINTMENT

The following are particulars of the Directors' Letters of Appointment with the Company: -

On 8th October 2002, Sean Henneberry was appointed as Chairman under a letter of appointment for an annual fee of €20,000. The appointment is terminable at any time upon 3 months' written notice by either party.

On 8th October 2002, Brian Hett was appointed as Director under a letter of appointment. The appointment is terminable at any time upon 3 months' written notice by either party.

On 8th October 2002, Kieran Walshe was appointed as Director under a letter of appointment. The appointment is terminable at any time upon 3 months' written notice by either party.

On 8th October 2002, Paul Torgerson was appointed as Director under a letter of appointment for an annual fee of €15,000. The appointment is terminable at any time upon 3 months' written notice by either party.

On 8th October 2002, Brian Flavin was appointed as Director under a letter of appointment for an annual fee of €15,000.

On the 20th April 2000 Brian Hett and Kieran Walshe entered into service agreements with Tridelta. These service agreements are for an initial period of 5 years from the 20th April 2000 and thereafter shall automatically be renewed for a further two year period unless terminated by notice in writing of not less than one months notice given by either party prior to such renewal. The service agreements contain provisions for early termination, inter alia, in the event of a breach by the Director. The salary payable under these agreements is €67,296 in the case of Brian Hett and €67,296 in the case of Kieran Walshe including pension, health insurance and other benefits. The Directors are entitled to 4% of the Tridelta's profit after tax as disclosed by the audited accounts of Tridelta.

The estimated aggregate remuneration to be paid and benefits in kind to be granted to the Directors by the Group for 2002, being the first financial year of the Company, under the arrangements in force at the date of this Prospectus will be €184,592 and for 2003 is not estimated to exceed €210,000.

Except as disclosed in this Prospectus, there are no existing or proposed service contracts between the Company and any of the Directors, which expire or are terminable by the Company without payment of compensation within one year.

## 7. SUBSTANTIAL INTERESTS

Following the Offer and assuming full subscription, the following persons will be interested (directly or indirectly) in 3% or more of the enlarged issued share capital of the Company immediately following Admission:

Following the Offer

| Name | Number of Ordinary Shares | % of issued Ordinary Share Capital |
|---|---|---|
| Michelle Hett | 650,410 | 11.58 |
| Enterprise Ireland | 372,800 | 6.64 |
| Enterprise 2000 Fund Limited | 372,800 | 6.64 |
| Campus Companies Custodian Limited | 1,002,632* | 17.85 |
| Dublin Seed Capital Fund Limited | 257,105 | 4.58 |



Save as disclosed in this paragraph, and in so far as the Company has the information, the Directors are not aware of any persons who immediately following Admission, directly or indirectly, jointly or severally, will or could exercise control over the Company.

\* This includes 57,013 Ordinary Shares which Campus has indicated to the Company it intends to subscribe for under the terms of the Offer.

## 8. OFFER FOR SUBSCRIPTION AGREEMENT

The Company has entered into an Offer for Subscription Agreement on 16th April 2003 between the Company (1), the Directors (2), Acorn (3) pursuant to which, and conditional upon, *inter alia*, Admission taking place on or before 30 June 2003 (or such later time and/or date as Acorn and the Company may agree, being not later than 29th August 2003) Acorn has agreed to use reasonable endeavours to procure subscribers for the Offer Shares.

The Offer for Subscription Agreement contains indemnities and warranties from the Company and the Directors in favour of Acorn, together with provisions which enable Acorn to terminate the agreement in certain circumstances prior to Admission, including, but not limited to, circumstances when any warranties are found not to be true and accurate in any material respects. Following Admission, Acorn will receive a fee of Stg £10,000 for the first year following Admission, Stg £12,500 for the second year and Stg £15,000 per annum thereafter in respect of their services under the Corporate Advisers Agreement, dated the 5$^{th}$ March 2002.

Pursuant to the Offer for Subscription Agreement the Directors and the Existing Shareholders, on behalf of themselves, their families and others deemed to be connected with them, have undertaken not to dispose of any existing Ordinary Shares, save in certain circumstances. Such restriction is to be operative for a period of twelve months following Admission except with the written consent of Acorn.

## 9. EMPLOYEE SHARE SCHEMES

The Company has adopted a share option scheme ("the Share Option Scheme") the principal provisions of which are summarised below. For the purposes of the summary, capitalised terms shall have the meanings ascribed to them in the Scheme.

(a) *Eligibility*

The Board may grant an option to any employee, officer or director of the Company or any subsidiary of the Company who is required to devote substantially the whole of his/her time to the service of the Company or any subsidiary of the Company.

(b) *Limits*

The number of options which may be granted pursuant to the Share Option Scheme when aggregated with the number of shares which have been or remain to be issued pursuant to the Share Option Scheme shall not exceed 10% of the number of issued Ordinary Shares from time to time. The limitations may be adjusted by the Company, with confirmation from the Company's auditors as to the reasonableness and fairness of the adjustments following the issue of additional Ordinary Shares by way of rights issue or capitalisation of profits or reserves or any sub division or reduction or consolidation of the capital of the Company.

(c) *Grant of Options*

The Board in its discretion after the adoption of the Share Option Scheme may at any time offer to an option holder an option under the Scheme at the option price on terms that the offer will lapse unless acceptance from the Share Option Scheme member is received by the Company together with the option price within 10 days of the date of the offer. As soon as is reasonably practicable after receipt of the acceptance and the option price, the Board shall issue the option holder with an option certificate. The Board shall determine whether such option may be assigned or transferred and impose such conditions as they see fit. No option shall be granted on a date more than 10 years from the date of adoption of the Scheme.



(d)    *Exercise of Options*

The options may be exercised in whole or in part at any time within the period of exercise ability specified by the Board on the grant of an option.  Subject to certain specified exemptions in the Share Option Scheme, an option not exercised within that period shall lapse.

Notice of exercise of the option shall be in writing specifying the number of shares in respect of which the option is exercised and accompanied by the relevant option certificate and payment of the subscription price for the Ordinary Shares in respect of which the option is exercised.  Within 30 days of receipt by the Company of the above, Ordinary Shares for which the option has been exercised shall be issued by the Company to the option holder and as soon as is practicable after allotting such shares the Board shall issue a share certificate in respect of the shares allotted and where the option remains partially unexercised, a certificate indicating the number of shares over which the option may still be exercisable.  The shares issued pursuant to the option shall rank pari passu with the Ordinary Shares then in issue.

(e)    *Termination of the Right to Exercise the Option*

The right to exercise an option shall terminate on

(i)     12 months after the death of an option holder

(ii)    12 months after the option holder ceases to be an employee, director or officer of the Company or its subsidiary due to ill health or normal retirement at retirement age, subject to certain exceptions.

(f)    *Reconstruction and Winding Up*

If, there is any reorganisation of the capital of the Company or a reconstruction or amalgamation of the Company involving a material change in the nature of the shares comprised in an option or if an order is made or a resolution is passed for the winding up of the Company an option holder may on the date that such reconstruction or amalgamation becomes unconditional or such winding up takes effect, exercise all or any of those options which are unexercised.  All share options, which have not been so exercised, will lapse.

## 10.    PENSIONS

There is no existing occupational pension scheme for employees nor does the Company pay contributions to employee pension funds.  Tridelta operates a pension scheme for key executives.

## 11.    TAXATION

The following summary, which is intended as a general guide only, outlines certain aspects of legislation and Revenue practice in Ireland and the United Kingdom regarding the ownership and disposition of Ordinary Shares.  It relates only to the position of Shareholders who are resident or ordinarily resident in Ireland or the United Kingdom for tax purposes and who hold Ordinary Shares as capital assets and not for the purpose of a trade.  This summary does not address the position of certain classes of Shareholders such as dealers in securities, to whom special rules apply.  This summary is not exhaustive and Shareholders are advised to consult their own tax advisers as to the taxation consequences of their purchase, ownership and disposition of Ordinary Shares.  The summary is based on current Irish and United Kingdom tax legislation and on the current Double Taxation Agreement between Ireland and the United Kingdom.  Shareholders should be aware that future legislative, administrative and judicial changes could affect the taxation consequences described below.

(a)    Taxation of the Company

The Company is an Irish incorporated company and is managed and controlled in the Ireland and accordingly it is resident in Ireland for tax purposes.

55



(b)     Withholding Tax

Withholding tax at the standard rate of income tax (currently 20%) applies to dividend payments and other profit distributions by an Irish resident company. The following categories of shareholders can receive the dividends free of dividend withholding tax provided they supply relevant declarations or certificates.

(i)     An Irish resident company.

(ii)    An Irish pension fund or Irish charity approved by the Irish Revenue Commissioners.

(iii)   An individual who is neither resident nor ordinarily resident in Ireland and is resident for tax purposes in another Member State of the European Union or in a territory with which Ireland has a tax treaty (a "treaty country").

(iv)    A company resident outside Ireland, ultimately controlled by shareholders resident in another EU Member State or in a treaty country.

(v)     A company, or a 75% subsidiary of a company, the principal class of share of which is substantially and regularly traded on a recognised stock exchange located in an EU Member State (other than Ireland), or in a country with which Ireland has a double tax treaty or another approved stock exchange.

(vi)    A company resident in a treaty country or another EU Member State that is not controlled by Irish residents.

(vii)   A company resident in another EU Member State and holding 25% of the share capital of the paying company.

(viii)  Companies wholly owned directly or indirectly by two or more companies the principle class of shares of each of which is substantially and regularly traded on a recognised stock exchange in a treaty country, another EU Member State or an approved stock exchange.

Dividends paid to a UK company that does not fall within the above exemptions, will be subject to withholding tax. The Ireland/UK Tax Treaty reduces this withholding tax to:

(i)     5% of the gross amount of the dividends if the beneficial owner is a company which controls directly or indirectly 10% or more of the voting power in the company paying the dividends;
(ii)    in all other cases 15% of the gross amount of the dividends.

This note does not address the position for intermediaries and qualifying intermediaries, as defined in the Finance Act, 1999.

(c)     Taxation of Dividends

    (i)     Taxation of Irish Resident Shareholders

        Irish resident Shareholders who are individuals will be subject to income tax and levies on the aggregate of the net dividend received and the withholding tax deducted. The withholding tax deducted will be available for offset against the individual's income tax liability. A Shareholder may claim to have the withholding tax refunded to him to the extent that it exceeds his income tax liability.

        An Irish resident Shareholder, which is a company, will not be subject to Irish corporation tax on dividends received from the Company and tax will not be withheld at source by the Company provided the appropriate declaration is made. A Company, which is a close company, as defined under Irish legislation, may be subject to a corporation tax surcharge on such dividend income to the extent that it is not distributed.



Shareholders who are Irish approved pension funds or Irish approved charities are generally exempt from tax on their dividend income and will not have tax withheld at source by the Company from dividends received provided the appropriate declaration is made.

(ii)     Taxation of United Kingdom Resident Shareholders

Dividends paid to a United Kingdom resident Shareholder will not be subject to Irish withholding tax on the understanding that the Shareholder satisfies the necessary legislative conditions described in 11(b) above.

United Kingdom resident Shareholders who are individuals will be subject to income tax in the United Kingdom on the amount of dividends received.

United Kingdom resident Shareholders that are companies controlling (either alone or together with one or more associated companies) directly or indirectly less than 10% of the voting power of the Company, will be subject to corporation tax in the United Kingdom on the amount of dividends received.

A United Kingdom resident Shareholder that is a company controlling (either alone or together with one or more associated companies) directly or indirectly 10% or more of the voting power of the Company will be liable to United Kingdom corporation tax on the aggregate of the dividend and the underlying Irish corporation tax. The underlying Irish corporation tax will be available for set off against the United Kingdom corporation tax liability on the aggregate amount.

A United Kingdom resident Shareholder which is not a company controlling directly or indirectly 10% or more of the voting power of the Company and which is not subject to tax in the United Kingdom by reason of the United Kingdom law affording relief to charities and certain superannuation schemes or to insurance companies in respect of their pension business should not be subject to tax in the United Kingdom on a dividend from the Company.

i.   Capital Gains Tax

The Company's Ordinary Shares constitute chargeable assets for Irish capital gains tax purposes and, accordingly, Shareholders who are resident or ordinarily resident in Ireland, depending on their circumstances, may be liable to Irish tax on capital gains on a disposal of Ordinary Shares.

Shareholders of the Company who are neither resident nor ordinarily resident in Ireland and who do not hold the Ordinary Shares as part of the assets of a trade carried on in Ireland by them through a branch or agency are not subject to Irish tax on capital gains arising on the disposal of these Ordinary Shares. This is on the basis that the shares do not derive the greater part of their value from land and certain other assets in the State.

In most circumstances a disposal of Ordinary Shares by a Shareholder who is resident or ordinarily resident in the United Kingdom will constitute a disposal for the purposes of United Kingdom capital gains tax and, accordingly, may give rise to a tax liability. Gains arising to individuals who leave the UK for less than five years may also be taxed on their return. Gains arising to holders of Ordinary Shares taxed as dealers in securities may be treated as income and taxed as such.

ii.   Stamp Duty

Irish stamp duty will be charged at the rate of €1 for every €100 (or part thereof) of the amount or value of the consideration on any conveyance or transfer on sale or voluntary disposition of Ordinary Shares. In relation to a conveyance or transfer on sale or voluntary



disposition of Ordinary Shares under the CREST System, Irish stamp duty at the rate of 1% will be payable on the amount or value of the consideration.

No United Kingdom stamp duty or stamp duty reserve tax will arise on the issue of Ordinary Shares. United Kingdom stamp duty (or stamp duty reserve tax if stamp duty is not payable on the transfer) should be payable by a transferee at a rate of 0.5% of the amount or value of the consideration rounded up to the next Stg £5 paid on a transfer of Ordinary Shares executed within the United Kingdom with the balance of duty due under Irish stamp duty legislation being payable to the Irish Revenue Commissioners. This reflects an arrangement in force between the Irish and United Kingdom authorities whereby each recognises and gives credit for stamp duty paid in the other jurisdiction.

(iii)    Close Company Status

The Company is not a close company for the purposes of Part 13 of the Taxes Consolidation Act, 1997.

## 12.    MATERIAL CONTRACTS

The following contracts, not being contracts entered into in the ordinary course of business, have been entered into by the Company or other members of the Group within the two years immediately preceding the date of this document and are, or may be, material:

12.1    On the 14th October 1999 Tridelta entered into an agreement with the University of Glasgow whereby Tridelta was granted an exclusive worldwide non transferable licence to use the patents and know how in relation to the assay for Haptoglobin. This agreement was updated on 31st January 2000.

12.2    On 30th March 1999 Tridelta entered into an Agreement with Accuplex LLC (University of Nebraska) whereby Tridelta was granted an exclusive worldwide licence to possess and use cell lines for producing monoclonal antibodies for the measurement of Serum Amyloid A an acute phase proteins in humans and animals together with information relating to the use of these antibodies.

12.3    On the 21st June 1999 Tridelta entered into an agreement with BioSource International Inc to supply a range of acute phase proteins assays for re-labelling and sale by BioSource.

12.4    In June 1999 Tridelta entered into an agreement with the University of Glasgow whereby Tridelta was granted an exclusive non-transferable worldwide licence to manufacture, distribute and sell products based on the assay for Canine C Reactive Protein ("CRP").

12.5    In March 2000 Tridelta entered into an Agreement with Utrecht University whereby Tridelta was granted an exclusive non-transferable worldwide licence to manufacture, distribute and sell product based on the Porcine CRP based on the novel antibodies for Porcine CRP developed by Utrecht University.

12.6    In the May 2000 Tridelta entered into an agreement with the University of Glasgow whereby Tridelta was granted an exclusive worldwide non transferable licence to use the patents and know how in relation to the manufacturing, distribution, and selling of products derived from the patent and know how in respect of the use of Haptoglobin as a marker for Mastitis.

12.7    In 2000 Tridelta established a joint venture company, TriMed Inc. USA, in collaboration with The UNEMED Corporation, Nebraska, to develop and commercialise the recently discovered and proprietary therapeutic applications of the MAA protein.

12.8    On the 9th of December 1999 Tridelta plc entered into in an Agreement with Accuplex LCC (University of Nebraska) whereby Tridelta was granted a further worldwide exclusive licence by Accuplex to the patent application for diagnostic assays of MAA, a new acute phase protein, as a marker of mastitis.

12.9    On the 26th April 2001 Tridelta entered into an agreement with Mark & Spencer to evaluate the use of Tridelta's novel Acute Phase Proteins (APP) assays in the development of quality assurance and animal welfare programme.



12.10 On the 27<sup>th</sup> December 2001 Tridelta entered into an agreement with SCIL to develop and manufacture a range of assay cartridges for SCIL's ImmunoLab Vet Analyser.

12.11 On the 5<sup>th</sup> April 2002 Tridelta entered into an agreement with Sensortec to develop an on-line or off-line/hand-held system to measure Tridelta proprietary MAA as a marker of mastitis in dairy cows.

12.12 the Offer for Subscription Agreement as further detailed in paragraph 8 of this Part IV;

12.13 the Corporate Advisers Agreement as further detailed in paragraph 16 of this Part IV;

12.14 the Acorn Option as further detailed on page 42 hereof;

12.15 On the16<sup>th</sup> April 2003 the Company entered into Underwriting Agreements with Mr C.M. Edwards, Mr J. Daley, Mr S. Henneberry, Mr T. Parker, Mr J. Berry, Mr P. Hooft, Mr M. J. Parlett, Mr P. Nolan, Mr G. N. Elliot, Molesworth Venture Capital Fund Limited Partnership, The Campus Companies Venture Capital Fund Limited Partnership, Akulos Investments Limited, Peeka Finance Limited, Global Underwriting plc. whereby they have agreed to subscribe to the Company for an aggregate of 705,883 Ordinary Shares in consideration for which the Company issued 705,883 share warrants. The exercise price for each of these share warrants is €0.90 per share in the first year of issue increasing by €0.10 per share in every subsequent year to amount to not more than €1.30 per share in the fifth year after issue.

## 13. WORKING CAPITAL

The Directors are of the opinion, having made due and careful enquiry and assuming the Minimum Subscription is achieved and taking into account existing facilities available to the Company, the working capital available to the Company is sufficient for its present requirements, that is, for at least twelve months from the closure of the Offer.

## 14. INDEBTEDNESS

The Company does not have outstanding loan capital (whether outstanding or created but unissued), term loans, other borrowings or indebtedness in the nature of borrowings, including bank overdrafts, liabilities under acceptances (other than normal trade bills), acceptance credits, hire purchase commitments and obligations under finance leases , or guarantees or other contingent liabilities.

Tridelta has an overdraft facility with the Bank of Ireland, which facility's availability may not extend beyond €60,000. The Group's equipment is leased by Tridelta for €45,000 and a long term loan of €10,000 from Enterprise 2000 Fund Limited is being discharged by Tridelta on a monthly basis until 2005.

The cumulative redeemable preference shares in Tridelta held by Campus Custodian Companies Limited, Trinity Venture Capital limited and Dublin Seed Capital Fund Limited were converted to ordinary shares on the 8<sup>th</sup> October 2002 and subsequently acquired by the Company when it acquired the ordinary share capital of Tridelta. Prior to conversion, a coupon of 5% attached to these cumulative redeemable preference shares. Subject to the provisions of the Companies Act, 1983 the outstanding coupon at the date of conversion, being €47,671.23 is payable by Tridelta after 31<sup>st</sup> March 2003 once the funding has been completed.

A loan stock instrument entered into by Tridelta, Campus Custodian Companies Limited and Trinity Venture Capital Limited on 4<sup>th</sup> October 2001 was converted into ordinary shares on the 8th October 2002. These ordinary shares were subsequently acquired by the Company when it acquired the ordinary share capital of Tridelta. Prior to conversion interest at a rate of 6% was payable under this loan stock instrument, the outstanding interest at the date of conversion being €981.21.

50,000 preference shares in the capital of Tridelta continue to be held by Enterprise Ireland. Subject to the provisions of the Companies Act, 1983 these will be redeemed by Tridelta as to 25,000 on the 30<sup>th</sup> June 2004 and 25,000 on the 30<sup>th</sup> June 2005 at a price equal to the amount paid up on these shares, being €1.269738 each, in accordance with the Articles of Association of Tridelta.



## 15. LITIGATION

The Company is not and has never been party to any legal or arbitration proceedings which are having or may have or have had during the twelve months preceding the date of this document a significant effect on the Company's financial position nor, so far as the Directors are aware, are any such proceedings pending or threatened against the Company.

## 16. ARRANGEMENTS RELATING TO THE OFFER.

16.1     Under the Corporate Advisers Agreement and the Offer for Subscription Agreement:-

16.1.1     the Company has agreed to pay Acorn an amount equal to Stg £10,000 plus the higher of Stg £25,000 or 5% of the proceeds of the Offer (not to include monies raised from the Existing Shareholders) subject to Acorn receiving a minimum fee of Stg £25,000 to include the Stg £10,000 mentioned above);

16.1.2     in addition, the Company has agreed to issue the Acorn Option;

16.1.3     the Company has agreed to pay all other costs and expenses of the Offer and related arrangements together with Valued Added Tax on all such other costs and expenses;

16.1.4     the Company and the Directors have given certain warranties and indemnities to Acorn as to the accuracy of information in this document and as to other matters in relation to the Company and its business; and

16.1.5     the Directors have undertaken, subject to certain limited exceptions, that, save with the consent to Acorn, they will not transfer, sell or otherwise dispose of any of their respective interests in the Ordinary Shares held immediately following completion of the Offer until after the first anniversary of Admission.

16.2     The Offer for Subscription Agreement may be terminated by Acorn before completion of the Offer in certain circumstances, including for material breach of the warranties referred to above.

16.3     Following admission to Ofex the Company has agreed to pay Acorn an on going corporate advisory fee of Stg £10,000 in the first year and Stg £12,500 in the second and Stg £15,000 per annum thereafter.

## 17. GENERAL

(a)     Hamill Spence O'Connell has given and not withdrawn its written consent to the inclusion in this document of its Accountants Report in Part II above and the references to such report and to its name in the form and context in which they appear.

(b)     Acorn has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of the references to it in the form and context in which they appear.

(c)     Capita Corporate Registrars Plc and Capita IRG Plc have given and have not withdrawn their written consent to the inclusion herein of the references to them in the form and context in which they appear.

(d)     With reference to and for the purposes of paragraph 45(1) (b) of Part VII of the POS Regulations Hamill Spence O' Connell accepts responsibility in relation to this document for the report set out in Part II of this document.

(e)     The Ordinary Shares are in registered form and the liability of members is limited to the amount, if any, unpaid on their shares.



The Companies Act, 1990, (Uncertificated Securities) Regulations, 1996 (the "Regulations") make provision for the transfer without a written transfer, and the evidencing otherwise than by a share certificate, of title to shares, provided that such title is evidenced and transferred in accordance with certain computer-based systems and procedures. The Articles of Association of the Company permit title to the Ordinary Shares to be evidenced and transferred without a written instrument in accordance with the Regulations.

The Company will make an application for the Ordinary Shares to be admitted to the CREST system operated by CREST Co Limited. The permission of CREST Co Limited must be given before the Ordinary Shares can be transferred and evidenced in uncertificated form. The Company's Articles of Association disapply in relation to Ordinary Shares that are held in uncertificated form those provisions of the Articles that require written instruments of transfer and share certificates.

A shareholder is not obliged to hold his Ordinary Shares in uncertificated form. Each holder of Ordinary Shares can choose whether or not to hold his Ordinary Shares in uncertificated form. The Company's Registrars will continue to register written instruments of transfer and to issue share certificates in respect of Ordinary Shares held in certificated form, in accordance with the provisions of the Articles of Association.

No temporary documents of title will be issued.

(f)     The Ordinary Shares have a nominal value of €0.10 and the premium on issue of the Ordinary Shares pursuant to the Offer will be €0.75 per share. The Offer Price is payable in full on application.   The premium arising on the Offer Shares assuming full subscription will be €882,352.50.

(g)     Other than those disclosed in this document, the Group is not dependent on any patents or other intellectual property rights, licences or particular contracts which are of fundamental importance to the Group's business.

(h)     The Directors are not aware of any arrangement under which future dividends are waived or agreed to be waived.

(i)     Preliminary expenses of €800 were incurred in connection with the formation of the Company and have been paid by the Company.

(j)     It is estimated that the total expenses (including commission) payable by the Company in connection with the Offer and Admission are estimated to amount to approximately €130,000 excluding VAT assuming full subscription. The amounts payable by the Company to Acorn for procuring subscriptions for up to 1,176,470 Ordinary Shares will include a commission of 5% of the amounts subscribed (not to include amounts subscribed by Existing Shareholders).

(k)     Save as disclosed in this document there has been no material change in the financial or trading position of the Company since incorporation and there are no significant investments in progress by the Company.

(l)     For the purposes of Section 82 of the Companies Act, 1985 in the UK and Section 56 of the 1963 Act the subscription list shall open at 10 am on the 28th April 2003 and may be closed at any time thereafter but not later than 3 pm on 31st May 2003 unless extended by the Directors to a date not later than 3 pm on 25th June 2003

(m)     The Company itself has not traded since incorporation but is the holding company for Tridelta which operates the business of the Group.

(n)     There have been no interruptions in the business of the Group which may have or have had in the 12 months preceding publication of this document a significant effect on the financial position of the Company



(o)     The Minimum Subscription has been underwritten.

(p)     Except for fees payable to professional advisers whose names appear on pages 3 and 4 above and payments to trade suppliers, no person has received any fees, securities or other benefit to a value of Stg £10,000 (excluding VAT) or more, directly or indirectly, from the Company within the 12 months preceding the application for Admission, or has entered into any contractual arrangements to receive any such fees securities or other benefit, directly or indirectly, from the Company on or after Admission.

(q)     The Directors are, or may be deemed to be, promoters of the Company. No payment, security or other benefit has been or is to be made, issued or given to any of them in consideration of his or her acting as a promoter of the Company.

(r)     In the Directors' opinion the minimum amount to be raised pursuant to the Offer for the purposes set out in paragraph 21(a) of Schedule 1 to the POS Regulations is €600,000 which will be applied as follows:-

| | | |
|---|---|---|
| (i) | purchase price of property | Nil |
| (ii) | commissions and expenses payable under the Offer | €130,000 |
| (iii) | repayment of monies borrowed in respect of (i) and (ii) above | Nil |
| (iv) | working capital | €470,000 |

There are no amounts to be provided in respect of the matters mentioned above otherwise than out of the Offer or from the Company's existing resources.

(s)     Copies of this document will be available for collection free of charge at the offices of Ivor Fitzpatrick & Company., 44-45 St. Stephen's Green, Dublin 2 and Acorn Corporate Finance Limited, Bollin House, Riverside Park, Wilmslow, Cheshire SK9 1DP, England during normal business hours on any weekday (Saturdays and public holidays excepted) for the period during which the Offer remains open.

## 18.   DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents may be inspected at the offices of Ivor Fitzpatrick & Company, 44 - 45 St Stephen's Green, Dublin 2 and Acorn Corporate Finance Limited, Bollin House, Riverside Park, Wilmslow, Cheshire SK9 1DP, England during normal business hours on any weekday (Saturdays and public holidays excepted) for a period of 14 days following the date of this document: -

(a)     the Memorandum and Articles of Association of the Company referred to in paragraph 3 Part IV above;

(b)     the Accountants' Report set out in Part II of this document;

(c)     the Directors' letters of appointment referred to in paragraph 6 Part IV above;

(d)     the Material Contracts referred to in paragraph 12 Part IV above;

(e)     the written consents referred to in paragraph 17 Part IV above;

(f)     the Share Option Scheme referred to in paragraph 13 Part 1 above;



## PART V – APPLICATION UNDER THE OFFER

The subscription list will open at 10 am on 28<sup>th</sup> April 2003 and may be closed at any time thereafter but not later than 3 pm on 31<sup>st</sup> May 2003 (unless extended by the Directors to a date not later then 3 pm on 25<sup>th</sup> June 2003). The basis on which applications have been accepted is expected to be announced on or around 4<sup>th</sup> June 2003.

Applications must be received by post or (during normal business hours only) by hand in Ireland at Capita Corporate Registrars Plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland or in the UK at Capita IRG Plc, Corporate Actions, PO Box No 166 The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH to arrive as soon as possible, but in any event by no later than 3 pm on 31st May 2003.

Applications must be for a minimum of 4,000 Ordinary Shares and thereafter in multiples of 500.

It is expected that definitive share certificates will be posted to successful applicants within two weeks of the closing of the subscription list. Dealings prior to receipt of share certificates will be at the risk of the applicant(s). A person so dealing must recognise the risk that an application may not have been accepted to the extent anticipated, or at all.

Applications are made on the following terms:

1.  Save where the context otherwise requires, definitions in this document bear the same meaning when used in the Application Form.

2.  The contracts resulting from acceptances of application under the Offer will be conditional on:

    (i)    Acceptance; and

    (ii)   the Minimum Subscription being achieved,

    In each case occurring not later than 3 pm on 30<sup>th</sup> June 2003 or such later time and/or date as Acorn and the Company may agree, being not later than 3 pm on 29<sup>th</sup> August 2003. If this condition is not satisfied, monies collected in respect of applications will be refunded by returning the applicant's cheque or bankers draft or by sending a cheque crossed "A/C Payee" in favour of the first named applicant in each case without interest and by post to the address of the first named applicant at the risk of the applicant(s).

3.  Cheques and banker's drafts may be presented for payment on receipt thereof by the Receiving Agents before the conditions stated in paragraph 2 above are satisfied and, pending allocation or allotment or return of application monies or any excess of such monies (in each case without interest), will be retained by the Receiving Agents in a separate account. The Receiving Agents may retain share certificates and surplus application monies pending clearance of each applicant's cheque or banker's draft.

4.  The basis of allocation will be determined by Acorn in its absolute discretion after consultation with the Company. An applicant may be allocated Ordinary Shares allotted by the Company in such proportions Acorn in its absolute discretion may determine. Each acceptance of an application (whether in whole or in part) for the subscription of Ordinary Shares and these terms and conditions shall be construed accordingly.

5.  Acorn may, in its absolute discretion, reject in whole or in part or scale down any application including, without limitation, any application which is considered by Acorn to have been made by a nominee unless such application is accompanied by written confirmation of the identity of the intended beneficial owner. Acorn reserves the right to reject any application in respect of which the applicant's cheque or banker's draft has not been cleared by noon on 5<sup>th</sup> June 2003. If any application is not accepted, or is accepted for fewer Ordinary Shares than the number applied for, the application monies or the balance of therein (as the case may be) will be refunded by returning the applicant's cheque or banker's draft, or be sending a cheque crossed "A/C Payee" in favour of the first named applicant, in each case by post, to the address of the first named applicant without interest at the risk of the applicant(s). Acorn may treat as invalid any application which has not been completed in all respects in accordance with the instructions accompanying the Application Form or which is not accompanied by a power of attorney where necessary.



6.  Applications must be made on the Application Form. By completing and delivering the Application Form each applicant:

    (a)  offers to acquire the number of Ordinary Shares specified in the Application Form (or such smaller number for which his application may be accepted) at the Offer Price on the terms and subject to the conditions set out in the Application Form (of which these terms and conditions), the prospectus dated 25th April 2003 and the Memorandum and Articles of Association of the Company.

    (b)  authorises the Receiving Agents to send a share certificate for the number of Ordinary Shares for which his application is accepted and/or a cheque crossed "A/C Payee" for any monies returnable (without interest) by post to his address (or that of the first named applicant) as set out in his Application Form at his risk and to procure that his name together with the name(s) of any other joint applicant(s) is/are placed on the register of members of the Company in respect of such Ordinary Shares;

    (c)  warrants that his cheque or banker's draft will be honoured on first presentation and agrees that if the cheque or banker's draft is not so honoured he will not be entitled to receive a share certificate in respect of the Ordinary Shares applied for or to enjoy or receive or transfer any rights or distributions in respect of any Ordinary Shares unless and until payment in cleared funds is made by him for the Ordinary Shares and that payment is accepted by Acorn on behalf of the Company (which acceptance shall be at Acorn and the Company's absolute discretion and may be on the basis that he indemnifies Acorn and the Company against all costs, damages, losses, expenses and liabilities arising out of or in connection with the failure of his cheque or banker's draft to be honoured on first presentation ) and that at any time prior to unconditional acceptance by Acorn of the late payment, Acorn (on behalf of the Company) may (without prejudice to any other rights that it or they may have and without any liability) avoid the agreement to allocate such Ordinary Shares to the applicant and may re-allocate such Ordinary Shares to some other person, in which case he will not be entitled to any refund or payment (other than the return of such late payment) in respect of the Ordinary Shares provided that if a share certificate is issued and/or a cheque is returned to an applicant before his cheque is cleared then if the applicant's cheque does not clear on presentation the applicant authorises the Receiving Agents to cancel the cheque returned to the applicant authorises Acorn to sell the Ordinary Shares comprised in the share certificate on behalf of the applicant and retain all monies received from such sale for the benefit of the Company including any premium obtained above the Offer Price and the applicant will remain liable to the Company in respect of the shortfall on the Offer Price, and Acorn shall have no liability to the applicant or the Company in respect of the price obtained or timing of such sale;

    (d)  in consideration of Acorn agreeing that it will consider and process applications for the Ordinary Shares in accordance with the procedures referred to in this document and as a separate collateral contract between him and Acorn which will become binding on despatch by post of his Application Form to or, in the case of applications delivered by hand, upon receipt of his Application Form by the Receiving Agents:

        (i)   agrees that his application may not be revoked until after 29th August 2003; and

        (ii)  agrees that promptly upon request being made, he will supply Acorn in writing with any information reasonably requested in respect of his application;

    (e)  agrees that all applications, acceptances of applications and contracts resulting under the Offer shall be governed by and construed in accordance with Irish law and further submits to the non-exclusive jurisdiction of the Irish courts and agrees that nothing shall limit the rights of the Company or Acorn to bring any action, suit or proceeding arising out of or in connection with any such applications, acceptances of applications or contracts in any other manner permitted by law or in any court of competent jurisdiction;

    (f)  warrants that if he signs an Application Form on behalf of any other person(s) (including a corporation) he has due authority to do so and that such person will also be bound by the terms and conditions of application and be deemed to have given the confirmations, warranties and undertakings contained in it;



(g)  warrants that he is not, and is not applying as a nominee or agent for, a person who is or may be liable to stamp duty reserve tax under any of sections 67, 70, 93, or 96 of the Finance Act 1986 of the UK (depository receipts and clearance services);

(h)  confirms that, in making his application, neither he nor any person on whose behalf he is applying is relying on any information or representation in relation to the Company or any member of the Company other than such as may be contained in this document and accordingly agrees that neither Acorn nor the Company nor the Directors nor any other person acting on behalf of any of them nor any person responsible solely or jointly for this document or any part of this document shall have any liability for any such other information or representation;

(i)  irrevocably authorises the Receiving Agents or Acorn or their agent to do all things necessary to effect registration in his name(s) of any Ordinary Shares agreed to be subscribed for by him and authorises any representative of the Receiving Agents or Acorn to execute and/or complete any document of title required for those shares;

(j)  warrants that he is not a person in the United States and is not applying on behalf of or with a view to the re-offer, sale, transfer, deliver or distribution to, or for the benefit of, any person within the US or who is a US person, and will not, as principal or agent, offer, sell, transfer, renounce, deliver or distribute, directly or indirectly, any Ordinary Shares being acquired by him to any person within the US or who is a US person. As used herein "United States" means the United States of America (including the States thereof and the District of Columbia) its territories and possessions and "US person" means any person or entity defined as such in Rule 902(o) under the United States Securities Act of 1933 (as amended);

(k)  warrants that he is not a Canadian person (which expression shall mean any individual resident in Canada, any corporation, partnership or firm organised under or governed by the laws of Canada (or any political sub-division thereof), any branch in Canada of a corporation, partnership or firm incorporated or established outside Canada and any investment fund, estate or trust organised under or governed by the laws of Canada (or any political sub-division thereof) and is not applying on behalf of, or with a view to the re-offer, sale or transfer to, or for the benefit of, any such person:

(l)  warrants that, in connection with his application, he has complied with and observed the laws of all relevant territories, obtained any requisite governmental or other consents which may be required, complied with all requisite formalities, and paid all issue, transfer or other taxes due in connection with his application in any territory and that he has not taken any action or omitted to take any action which will or may result in Acorn or the Company or any of their respective directors, officers, agents or employees acting in breach of the legal or regulatory requirements of any territory in connection with the Offer of his application;

(m)  agrees that, having had the opportunity to read this document, he shall be deemed to have notice of all information and representations contained in it;

(n)  agrees that Acorn is advising the Company in connection with the Offer and no-one else and that Acorn will not be responsible to him or to anyone other than the Company for providing the protections afforded to customers of Acorn or for providing advice in relation to the Offer; and

(o)  warrants that he is not, and is not applying on behalf of, a person who is under the age of 18 on the date of his application, save that he may apply in his own name for the benefit of such person, as described in the Procedure of the Application.

7.  Acceptance of an application will be effected at the election of Acorn by notification from Acorn to the Receiving Agents.

8.  No person receiving a copy of this document and/or an Application Form in any territory other than the Ireland or the UK may treat the same as constituting an invitation or offer to him, nor should he in any event use such form, unless in the relevant territory such an invitation or offer could lawfully be made to him or such firm could lawfully be used without contravention of any legal or regulatory requirements. It is a condition of any application by a person outside the UK or Ireland that he has satisfied himself as to the full observance of the



laws of any relevant territory in connection with the application, including the obtaining of any governmental or other consents which may be required and compliance with other necessary formalities, and has paid or will pay any issue, transfer or other taxes required to be paid in such territory in respect of any Ordinary Shares acquired under the Offer.

9       The Ordinary Shares have not been, and will not be, registered under the United States Securities Act of 1933, as amended, or under the securities laws of Canada. Ordinary Shares may not be offered, sold, renounced, transferred or delivered, directly or indirectly, in the US or Canada or to or for the benefit of, any US person, and Canadian person or to any person purchasing such shares for re-offer, sale, renunciation or transfer in the US or Canada or as a result of a purchase order known to originate in the US or Canada. The Company has not and will not be registered under the United States Investment Company Act of 1940 (as amended).

10.    No liability to stamp duty or stamp duty reserve tax will arise on the allotment of Ordinary Shares by the Company. Any person who has any doubt about his taxation position should consult his professional financial adviser.

11.    To ensure compliance with the Criminal Justice Act 1994 in Ireland or the Money Laundering Regulations 1993 in the UK (together referred to as "the Laundering Regulations"), the Receiving Agents may, at their absolute discretion, require verification of identity from an applicant and, without prejudice to the generality of the foregoing in particular any person who either (i) tenders payment by way of a cheque of bankers' draft drawn on an account in the name of a person or persons other then the applicant or (ii) appears to the Receiving Agents to be acting on behalf of some other person.

For Irish resident applicants, verification of identity may be sought from the applicant's banks or from other reputable institutions or professional advisers in Ireland.

For applicants resident in the United Kingdom, this may involve verification of names and addresses through a reputable agency.

By lodging an Application Form, each applicant undertakes to provide such evidence of identity at the time of lodging an Application Form, or in the absolute discretion of the Company, within a reasonable time thereafter (in each case to be determined at the absolute discretion of the Company and the Receiving Agents) as may be required to ensure compliance with the Laundering Regulations.

Acorn is entitled to treat as invalid any applications for Ordinary Shares comprised in an Application Form if by 3 pm on 5th June 2003 the Receiving Agents have determined pursuant to procedures maintained under the Laundering Regulations that satisfactory evidence as to identity has not been and is unlikely to be received within reasonable period of time in respect of the Application Form in question.



## TRIDELTA PLC

*(Incorporated in Ireland under the Companies Acts, 1963 to 2001 with Registered Number 357237)*

**Issue of up to 1,176,470 Ordinary Shares of €0.10 each at €0.85 or Stg £0.54per share payable in full on application**

### APPLICATION FORM

This Application Form should be completed and sent to either Capita Corporate Registrars Plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7 in Ireland or Capita IRG Plc, Corporate Actions, PO Box No 166, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH in the UK together with your cheque or banker's draft payable to in Ireland Capita Corporate Registrars Plc or in the UK Capita IRG Plc – A/c "Tridelta Share Offer" and crossed "Not Negotiable" – for the amount payable (inserted in Box 2) so as to arrive as soon as possible. The subscription list will open at 10 a.m. on 28[th] April 2003 and may be closed at any time thereafter and in any event by 3 p.m. on 31[st] May 2003 unless extended by the Directors to a date not later than 3 pm on 25[th] June 2003.

**IMPORTANT:** Before completing this Application Form you should carefully read the Terms and Conditions in Part V of the prospectus dated 25[th] April 2003 ("the Prospectus"). If you need further copies of the Prospectus, which includes this Application Form, please call Acorn Corporate Finance Ltd. on +44 (0) 870 1225420.

Definitions used in the Prospectus shall have the same meaning in this Application Form.

This Application Form is only made available with and as an enclosure to the Prospectus. The entire contents of the section in the Prospectus headed "Application Under the Offer" is deemed to be included and set out in this Application Form.

Any person signing this Application Form under power of attorney, must enclose the original power of attorney (or a copy certified by a solicitor) for inspection. If you post your Application Form, you are recommended to use registered class post and allow at least two working days for delivery. **Please use block capitals.**

| Box 1 | I/ We hereby irrevocably offer to subscribe for                     Offer Shares at €0.85/Stg £0.54 each (minimum 4,000 Ordinary Shares and thereafter in multiples of 500) |
| --- | --- |

| Box 2 | I/ We attach a cheque or bankers for the total amount of (multiply the number of shares applied for by €0.85/Stg £0.54) (minimum €3,400/ Stg £2,160 ) | € payable to Capita Corporate Registrars Plc A/c "Tridelta Share Offer" | Stg £ Payable to Capita IRG Plc A/c "Tridelta Share Offer" |
| --- | --- | --- | --- |

### PLEASE USE BLOCK CAPITALS

| Box 3 | Forename/s (in full) | |
| --- | --- | --- |
| | Surname | (Mr/Mrs/Miss or title) |
| Please use Block Capitals | Address (in full) | |
| | Postcode | Daytime Telephone Number |
| | Signature | Date |



The first or sole applicant should sign and complete Box 3. Fill in Boxes 4 or 5 only if there is more than one joint applicant. Insert in Box 4 the names and addresses of the second, third or fourth joint applicants, each of whose signature is required in Box 5.

| Box 4 | Forename(s) (in full) | Forename(s) (in full) | Forename(s) (in full) |
|---|---|---|---|
| | Surname | Surname | Surname |
| | Mr. Mrs. Ms. Miss or title | Mr. Mrs. Ms. Miss or title | Mr. Mrs. Ms. Miss or title |
| | Address (in full) | Address (in full) | Address (in full) |
| | Postcode | Postcode | Postcode |

| Box 5 | Signature | Signature | Signature |
|---|---|---|---|
| | | | |

| **INTERMEDIARY (IF ANY)** |
|---|
| |
| SRO/ Financial Services Authority membership number .. |

If you have any queries relating to the completion of this Application Form, please telephone Capita Corporate Registrars Plc on +353 1 8102400 or Capita IRG Plc on +44 870 162 3100.

EXHIBIT 4

TRIDELTA PLC

FINANCIAL RESULTS

YEAR ENDED DECEMBER 31, 2003

## Financial Results

9.16     Issuers must announce final results within five (5) months of the end of the period to which they relate in accordance with Figure 10.

9.17     Issuers must announce interim results within three (3) months of the end of the period to which they relate.

Tridelta plc

Directors' Report and Financial Statements

Year ended 31 December 2003

# CONTENTS

|  | Page |
|---|---|
| CHAIRMAN'S STATEMENT | 2 |
| DIRECTORS AND OTHER INFORMATION | 3 |
| DIRECTORS' REPORT | 4 - 6 |
| INDEPENDENT AUDITORS' REPORT | 7 - 8 |
| CONSOLIDATED PROFIT AND LOSS ACCOUNT | 9 |
| CONSOLIDATED BALANCE SHEET | 10 |
| COMPANY BALANCE SHEET | 11 |
| CONSOLIDATED CASH FLOW STATEMENT | 12 |
| NOTES TO THE FINANCIAL STATEMENTS | 13 - 22 |

## CHAIRMAN'S STATEMENT

The year 2003 has been a significant year for The Tridelta group. The Company completed its Initial Public Offering on the OFEX market and 2003 represented the first full year of group's (including Tridelta Development Ltd) activities.

The full year result for 2003 shows a turnover of €595,231 which represents an increase of 23.5% (over 2002 revenue for Tridelta Development Ltd). At the time of publishing our prospectus we had anticipated that the additional funding would allow us to further increase sales in 2003. There was however a delay in receiving the funding thereby preventing us putting the funds to work in time to see the benefits in 2003. However, I am pleased to say that the increase in sales has began to come through in early 2004 with sales at the end of April 2004 showing a 50% growth over the same period for 2003. Anticipating this delay in development of additional sales in 2003, the Group undertook a programme of prudent cost control measures resulting in the loss for the year being €382,491 (2002: €308,839, Tridelta Development Ltd); less than 20% over what was projected, which, I believe, highlights one of the company's strengths; good understanding and control over expenditure.

### Acute Phase Proteins
The sales of Acute Phase Protein assays continue to grow strongly, both with our own label product and through our successful Own Label Agreement with Biosource Inc in the US.

### Mastitis
The Company continues to develop the mastitis application of its proprietary MAA protein, and has teamed up with Milk Testing Ltd to launch the first of its planned line of mastitis detection tests that can be used in milking parlours on the farm, utilising a novel sampling and testing system developed by Milk Testing Ltd. This system was displayed for the first time at the Royal Association of British Dairy Farmers, Dairy Event at the National Agricultural Centre, and Stoneleigh Park in September 2003. Work also continues in the development of an on line system with another of the company's partners Sensortec, with initial trial results looking very promising.

### Animal Welfare
The development of the application has been disappointing. Although the Company continues to work with Marks & Spencer plc on developing the protocol for application on the farm, establishing the trial protocol which will be required in order to begin large scale commercial development of testing in this area, is taking longer than anticipated.

### SCIL
The Company has delivered the first batch of kits to SCIL in Germany in the early part of 2004 as part of our on going development agreement. Although the launch of the SCIL Vetlab instrument has been delayed until 2005, Tridelta has developed a range of kits which can be used on existing instrumentation which SCIL will begin marketing in 2004.

One of the major advantages of being a publicly traded Company is the increased ability to expand the Company by acquiring other companies or products. Through careful planning the Company has established an aggressive plan for significant additional expansion of Tridelta by a programme of acquisition. The first step in this plan was raising an additional £236,000 which was completed in February 2004. These additional funds will give the Company increased working capital and allow the company to investigate potential acquisition targets.

I am pleased to inform you that since raising these additional funds the Company has successfully identified three potential acquisition targets and I hope in the very near future to be able to give you more details on these targets. However, I can tell you that if we move to the next step of this acquisition strategy, the Company will need to raise additional funds this will be undertaken alongside a possible move to the AIM market.

On behalf of the Board of Directors we thank our shareholders for the confidence and trust they have placed in us.

Sean Henneberry
Chairman
Tridelta plc

21 May 2004

## DIRECTORS AND OTHER INFORMATION

**Directors**

Kieran Walshe
Brian Hett
Paul Torgerson
Brian Flavin
Sean Henneberry

**Bankers**

Bank of Ireland
Bray
Co. Wicklow
Ireland

**Secretary**

Brian Hett

**Business Address**

21 Quinsboro Road
Bray
Co. Wicklow
Ireland

**Company number:** 357237

**Registered office**

21 Quinsboro Road
Bray
Co. Wicklow
Ireland

**Auditors**

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
Wilton Place
Dublin 2
Ireland

**Tridelta plc**

## DIRECTORS' REPORT

The directors present their report and financial statements for the year ended 31 December 2003.

**Principal activities and review of the business**
The principal activity of the company is the manufacture of animal diagnostic kits.

The results for the year and the financial position at the year end were considered satisfactory by the directors who expect continued growth in the foreseeable future.

**Results and dividends**
The results for the year are set out on page 9.

|  | € |
|---|---|
| Loss before taxation for the year | (382,491) |
| Taxation | - |
| Retained loss for the year | (382,491) |

**Post balance sheet events**
Subsequent to the year end, the company raised additional funds by the issue of 393,334 shares at Stg£0.60 each.

**Directors**
The following directors have held office since 23 May 2002:

Kieran Walshe
Brian Hett
Paul Torgerson
Brian Flavin
Sean Henneberry

**Directors' interests**
The directors' beneficial interests in the shares of the company were as stated below:

|  | Common stock (a) | | Options (b) | |
|---|---|---|---|---|
|  | 2003 | 2002 | 2003 | 2002 |
| Interests in Tridelta Plc: |  |  |  |  |
| Brian Hett | 1,300,820 | 1,300,820 | 35,000 | - |
| Paul Torgeson | 73,410 | 73,410 | 43,358 | 43,358 |
| Kieran Walshe | 580,010 | 580,010 | 130,977 | 95,977 |
| Brian Flavin | - | - | - | - |
| Sean Henneberry | 37,962 | 37,962 | 118,809 | 118,809 |

**Substantial shareholders**
Other than the interests of the directors disclosed above, the following are the interests of individual or individuals acting together which at 21 May 2004 exceed 3% of the share capital of the company:

Interests in Tridelta Plc:

|  | Ordinary Shares |
|---|---|
| Enterprise Ireland | 372,800 |
| Campus Venture Capital Fund | 1,012,702 |
| Enterprise 2000 Fund Ltd | 372,800 |

### DIRECTORS' REPORT - continued

**Safety, health and welfare of employees**
The directors are aware of their obligations under the Safety, Health and Welfare at Work Act 1989, and are satisfied that the company adheres to the requirements.

**Corporate governance**
The Combined Code which sets out Principles of Good Governance and a Code of Best Practice was derived by the Committee on Corporate Governance from the Committee's Final Report and from the Cadbury and Greenbury Reports.

**Board of Directors**
The board of directors currently comprises 3 non-executive directors and 2 executive directors and meets on a regular basis throughout the year. Meetings are held at 21 Quinsboro Road, Bray, Co. Wicklow address. The agreed list of matters which the board has formally reserved to itself for decision making include overall group strategy, acquisition and divestment policy, approval of major capital investment and group funding and treasury policy. It also reviews the strategic direction of the group's operations and monitors performance against agreed objectives.

Full board papers are sent to each director in sufficient time before board meetings and all supporting papers and information are readily available to all directors on request. The board papers include the minutes of all committees of the board which have been held since the previous board meeting.

All directors have direct access to the advice and services of the company secretary, who is responsible for ensuring that board procedures are followed and that applicable rules and regulations are complied with. There is also an agreed procedure for the directors to take independent professional advice as necessary in the furtherance of their duties. All directors who are appointed receive a full introduction to the group and its operations and training will be provided on request.

The roles of Chairman and Chief Executive are separated. The non-executive directors are independent of management and have no material interest save as disclosed or other business relationship with the group. All directors bring an independent judgement to bear on issues of strategy, performance and standards of conduct. To ensure transparency in this area, the board has requested the company secretary to maintain a register of any conflicts of interest declared by the directors. The chairman is non-executive.

The board delegates certain responsibilities to specific committees, as described below.

**Audit committee**
The company has established an audit committee which consists of independent non-executive directors. The committee has written terms of reference which deal with its authority and duties. The committee meets once a year.

**Remuneration committee**
The company has established a remuneration committee which consists of independent non-executive directors. The committee has written terms of reference which deal with its authority and duties. The committee meets once a year.

**Nomination committee**
At present, as the board of directors is small, no formal nomination committee has been established. The authority to nominate new directors for appointment vests in the board of directors.

## DIRECTORS' REPORT - continued

### Shareholders

The company is fully conscious of the need for communication with shareholders and welcomes their participation at general meetings. The company has developed an active website for information purposes. Representatives of the board and the chairmen of the various sub-committees attend the Annual General Meeting and are available to answer questions. Separate resolutions are proposed at the Annual General Meeting on each substantially separate issue including a resolution to receive and consider the Annual Report and Accounts. Notice of the Annual General Meeting together with the Annual Report are sent to the shareholders at least 21 working days before the meeting and details of proxy votes for and against each resolution are announced after the result of hand votes.

### Compliance

The board has considered its policies in relation to corporate governance in the light of the recommendations contained in the Combined Code, and the Board is confident it complies with the Combined Code except for the following:

- As the board is small at present, a specific nomination committee has not been appointed. This matter is under continuous review.
- Details of directors' remuneration are set out in accordance with the Irish Companies Acts, 1963 to 2003.
- Share option arrangements are in place between the Company and certain non-executive directors. These arrangements reflect the high level of commitment and support given by them.

### Internal control

The directors have overall responsibility for the group's system of internal control and have delegated responsibility for the implementation of the system of interest control to executive management. This system includes financial controls which enable the board to meet its responsibility for the integrity and accuracy of the group's accounting records. The group is currently formalising a system of internal control which is designed to provide reasonable, through not absolute, assurance that the assets are safeguarded, transactions authorised and recorded properly and that any material errors or irregularities can be prevented or detected within a reasonable timeframe.

The key procedures established by the directors to date with a view to providing effective internal financial control include the following:

- the organisation structure has clearly defined lines of authority;
- there is a formal schedule of matters reserved for the board as discussed above;
- an ongoing policy of the recruitment of quality and experience personnel;

### Auditors

In accordance with the Companies Act 1963, section 160 (2), continue in office as auditors of the company.

### Statement of director's responsibilities

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. In preparing those financial statements, the directors are required to;

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are responsible and prudent;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper books of account which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements comply with the Companies Acts, 1963 to 2003. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

**By order of the board**

Brian Hett

Kieran Walshe

21 May 2004



PricewateruseCoopers
Wilton Place
Dublin 2
Telephone +353 (0) 1 678 9999
Facsimile +353 (0) 1 662 6200
I.D.E. Box No. 137
Internet www.pwc.com/ie

**Independent auditors' report to the shareholders of Tridelta plc**

We have audited the financial statements on pages 9 to 22.

**Respective responsibilities of directors and auditors**
The directors' responsibilities for preparing the directors' report and the financial statements in accordance with applicable Irish law and accounting standards generally accepted in Ireland are set out on page 6 in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and auditing standards issued by the Auditing Practices Board applicable in Ireland. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 193 of the Companies Act 1990 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with Irish statute comprising the Companies Acts, 1963 to 2003, and the European Communities (Companies: Group Accounts) Regulations, 1992. We state whether we have obtained all the information and explanations we consider necessary for the purposes of our audit and whether the financial statements are in agreement with the books of account. We also report to you our opinion as to:

- whether the company has kept proper books of account;
- whether the directors' report is consistent with the financial statements; and
- whether at the balance sheet date there existed a financial situation which may require the company to convene an extraordinary general meeting; such a financial situation may exist if the net assets of the company, as stated in the balance sheet, are not more than half of its called-up share capital.

We also report to you if, in our opinion, information specified by law or the rules of OFEX regarding directors' remuneration and transactions is not disclosed.

We are not required to form an opinion on the effectiveness of the company's or the group's corporate governance or internal controls.

**Basis of audit opinion**
We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Chartered Accountants



**Independent auditors' report - continued**

**Opinion**

In our opinion the financial statements give a true and fair view of the state of the company's affairs as at 31 December 2003 and of its loss and cash flows for the year then ended and have been properly prepared in accordance with the Companies Acts, 1963 to 2003, and the European Communities (Companies: Group Accounts) Regulations, 1992.

We have obtained all the information and explanations we consider necessary for the purposes of our audit. In our opinion proper books of account have been kept by the company and the group. The financial statements are in agreement with the books of account.

In our opinion the information given in the directors' report is consistent with the financial statements.

The net assets of the company, as stated in the balance sheet, are not less than half of the amount of its called up share capital and, in our opinion, on that basis there did not exist at 31 December 2003 a financial situation which, under section 40 (1) of the Companies (Amendment) Act 1983, may require the convening of an extraordinary general meeting of the company.

**PricewaterhouseCoopers**
**Chartered Accountants and Registered Auditors**
**Dublin**

**25 May 2004**

## CONSOLIDATED PROFIT AND LOSS ACCOUNT
### Year ended 31 December 2003

| | Notes | Year ended 31 December 2003 € | Period ended 31 December 2002 € |
|---|---|---|---|
| **Turnover** | 2 | 595,231 | 104,818 |
| Cost of sales | | (193,512) | (58,751) |
| **Gross profit** | | 401,719 | 46,067 |
| Administrative expenses | | (806,424) | (160,356) |
| Amortisation of goodwill | | (19,990) | (4,601) |
| Other operating income | | 45,000 | - |
| **Operating loss** | 3 | (379,695) | (118,890) |
| Interest payable and similar charges | 4 | (2,796) | (1,569) |
| **Loss on ordinary activities before taxation** | | (382,491) | (120,459) |
| Tax on loss on ordinary activities | 5 | - | - |
| **Loss on ordinary activities after taxation** | | (382,491) | (120,459) |
| **Retained loss for the year** | | (382,491) | (120,459) |
| Retained loss brought forward | | (120,459) | - |
| **Retained loss carried forward** | 15 | (502,950) | (120,459) |
| **Earnings per share** | 26 | (€0.08) | (€0.07) |

The profit and loss account has been prepared on the basis that all operations are continuing operations.

There are no recognised gains and losses other than those passing through the profit and loss account, therefore, no separate statement of total recognised gains and losses has been prepared.

**Approved**

Brian Hett

Kieran Walshe

21 May 2004

**Tridelta plc**

## CONSOLIDATED BALANCE SHEET
### As at 31 December 2003

| | Notes | As at 31 December 2003 € | As at 31 December 2002 € |
|---|---|---|---|
| **Fixed assets** | | | |
| Tangible assets | 7 | 76,492 | 73,417 |
| Investment in associated undertaking | 8 | 520 | 420 |
| Intangible fixed assets | 6 | 507,317 | 523,075 |
| | | 584,329 | 596,912 |
| **Current assets** | | | |
| Stocks | 9 | 78,859 | 99,384 |
| Debtors | 10 | 234,900 | 155,546 |
| Cash at bank and in hand | | 3,886 | 956 |
| | | 317,645 | 255,886 |
| **Creditors: amounts falling due within one year** | 11 | (387,225) | (349,695) |
| **Net current (liabilities)** | | (69,580) | (93,809) |
| **Total assets less current liabilities** | | 514,749 | 503,103 |
| **Creditors: amounts falling due after more than one year** | 12 | (8,812) | (24,343) |
| **Net assets** | | 505,937 | 478,760 |
| **Capital and reserves** | | | |
| Called up share capital | 14 | 516,519 | 443,939 |
| Share premium account | 15 | 492,368 | 155,280 |
| Profit and loss account | 15 | (502,950) | (120,459) |
| **Shareholders' funds - equity interests** | 16 | 505,937 | 478,760 |

**Approved:**

Brian Hett

Kieran Walshe

21 May 2004

**Tridelta plc**

## COMPANY BALANCE SHEET
### As at 31 December 2003

|  | Notes | As at 31 December 2003 € | As at 31 December 2002 € |
|---|---|---|---|
| **Fixed assets** |  |  |  |
| Investments | 8 | 404,228 | 404,228 |
|  |  | 404,228 | 404,228 |
| **Current assets** |  |  |  |
| Debtors | 10 | - | - |
| Cash at bank and in hand |  | 448 | 379 |
|  |  | 448 | 379 |
| **Creditors**: Amounts falling due within one year | 11 | (4,500) | (83,303) |
| **Net current (liabilities)** |  | (4,052) | (82,924) |
| **Total assets less current liabilities** |  | 400,176 | 321,304 |
| **Capital and reserves** |  |  |  |
| Called up share capital | 14 | 516,519 | 443,939 |
| Share premium account | 15 | 492,368 | 155,280 |
| Profit and loss account |  | (608,711) | (277,915) |
| **Shareholders' funds - equity interests** |  | 400,176 | 321,304 |

**Approved**

Brian Hett

Kieran Walshe

21 May 2004

**CONSOLIDATED CASHFLOW STATEMENT**
**For the year ended 31 December 2003**

|  | Notes | 2003 € | 2002 € |
|---|---|---|---|
| Net cash outflow from operating activities | 19 | (341,992) | (207,960) |
| Return on investments and servicing of finance | 20 | (2,796) | (1,569) |
| Taxation |  | - | - |
| Capital expenditure and financial investment | 21 | (56,557) | (13,771) |
| Acquisitions and disposals | 22 | - | (27,695) |
| Financing | 23 | 394,137 | 232,215 |
| Decrease in cash |  | (7,208) | (18,780) |

**RECONCILIATION OF NET CASHFLOW TO MOVEMENT IN NET DEBT**
**Period Ended 31 December 2003**

|  |  | 2003 € | 2002 € |
|---|---|---|---|
| Decrease in cash |  | (7,208) | (18,780) |
| Net cashflow from movement in net debt |  | 15,531 | (37,224) |
| Change in net debt resulting from cashflow | 25 | 8,323 | (56,004) |
| Net debt at 1 January | 25 | (56,004) | - |
| Net debt at 31 December | 25 | (47,681) | (56,004) |

## NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2003

1   **Accounting policies**

The significant accounting policies and estimation techniques adopted by the company are as follows:

**Basis of preparation**
The financial statements have been prepared in accordance with accounting standards generally accepted in Ireland and Irish statute comprising the Companies Acts, 1963 to 2003 and the European Communities (Group: Companies Accounts) Regulations, 1992. Accounting standards generally accepted in Ireland in preparing financial statements giving a true and fair view are those published by the Institute of Chartered Accountants in Ireland and issued by the Accounting Standards Board.

**Accounting convention**
The financial statements are prepared under the historical cost convention. The financial statements are prepared in Euro denoted by the symbol "€".

**Turnover**
Turnover represents the value of goods and services at invoiced value, exclusive of value added tax and trade discounts.

**Investments**
Investments are shown at cost, net of any impairments in the value of the investment.

**Grants**
Grants are amortised to income in a manner that will match them with the expenditure towards which they are intended to contribute.

**Deferred tax**
Deferred tax is provided on all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date.

Timing differences are temporary differences between profits as computed for tax purposes and profits as stated in the financial statements which arise because certain items of income and expenditure in the financial statements are dealt with in different years for tax purposes.

Deferred tax is measured at the tax rats that are expected to apply in the years in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is not discounted.

**Fixed asset depreciation**
The cost of fixed assets is their purchase cost, together with any incidental expenses of acquisition.

Depreciation is provided on a straight line basis at rates which are estimated to reduce the assets to their realisable values by the end of their expected useful lives which are stated below:

|                                      | Rate |
|--------------------------------------|------|
| Fixtures and fittings and equipment  | 15%  |
| Lab equipment                        | 15%  |
| Leasehold improvements               | 5%   |
| Office equipment                     | 20%  |

**Patents**
The cost is written off over 10 years or the remaining life of the underlying patent, whichever is shorter.

**NOTES TO THE FINANCIAL STATEMENTS - continued**
**For the year ended 31 December 2003**

1    **Accounting policies - continued**

**Stocks**
Stocks are valued at the lower of cost and net realisable value.

**Pensions**
Retirement benefits to the executive director are funded by contributions from the company. Payments are made to a pension trust which is finally separate from the company.

**Foreign currency translation**
Monetary assets and liabilities denominated in foreign currencies are translated into Euro at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. All differences are taken to profit and loss account.

**Taxation**
Taxation is based on the results for the year.

**Comparative figures**
Prior period comparatives have been amended where appropriate to assist comparability.

**Basis of consolidation**
The group financial statements consolidate the financial statements of the company and its subsidiary undertakings. The group profit and loss includes the results of subsidiary undertakings for the period or from the date of acquisition.

**Goodwill**
Goodwill, which arose on the acquisition of subsidiary undertakings, represents the excess cost over fair value of the group's share of assets acquired. Goodwill is capitalised as an intangible asset and amortised by equal annual instalments over its expected useful life. Goodwill is written off in equal annual instalments over a twenty year period from date of acquisition.

2    **Turnover**

Turnover consists of the sale of animal diagnostic kits. The comparative 2002 figures includes the turnover of Tridelta Development Limited from the date of acquisition of 8[th] October 2002 to the period end. The 2003 figure includes the turnover of Tridelta Development Limited for the full twelve month period.

| 3    Operating loss | 2003 € | 2002 € |
|---|---|---|
| Operating loss is stated after charging: | | |
| Amortisation of intangible assets | 37,780 | 2,936 |
| Depreciation of tangible assets | 31,460 | 11,117 |
| Auditors' remuneration | 2,500 | 2,500 |
| and after crediting: | | |
| Government grants | 45,000 | - |

**Tridelta plc**

## NOTES TO THE FINANCIAL STATEMENTS - continued
## For the year ended 31 December 2003

| 4 Interest payable | 2003 € | 2002 € |
|---|---|---|
| On bank loans, overdrafts and other | (2,796) | (1,569) |

**5 Taxation**

The current tax charge for the year differs to the current charge that would result from applying the manufacturing rate of Irish corporation tax to loss on ordinary activities. The differences are explained below:

| | 2003 € | 2002 € |
|---|---|---|
| Loss on ordinary activities before tax | (382,491) | (120,459) |
| Loss on ordinary activities multiplied by the manufacturing rate of corporation tax 10% (2002: 10%) | (38,249) | (12,046) |
| *Effects of:* | | |
| Expenses not allowable/(deductions) | 7,666 | (3,053) |
| Depreciation in excess of capital allowances | 1,579 | 409 |
| Utilisation of losses forward | 29,004 | 14,690 |
| Actual tax charge | - | - |

| 6 Intangible fixed assets | Goodwill € | Patents € | Total € |
|---|---|---|---|
| **Cost** | | | |
| At 1 January 2003 | 399,814 | 165,804 | 565,618 |
| Additions | - | 22,022 | 22,022 |
| At 31 December 2003 | 399,814 | 187,826 | 587,640 |
| **Amortisation** | | | |
| At 1 January 2003 | 4,601 | 37,942 | 42,543 |
| Charge for the period | 19,990 | 17,790 | 37,780 |
| At 31 December 2003 | 24,591 | 55,732 | 80,323 |
| **Net book value** | | | |
| At 31 December 2002 | 395,213 | 127,862 | 523,075 |
| At 31 December 2003 | 375,223 | 132,094 | 507,317 |

15

**NOTES TO THE FINANCIAL STATEMENTS - continued**
**For the year ended 31 December 2003**

| 7 Tangible fixed assets | Leasehold improvements | Fixtures, fittings & equipment | Lab equipment | Office equipment | Total |
|---|---|---|---|---|---|
| | € | € | € | € | € |
| **Cost** | | | | | |
| At 1 January 2003 | - | 9,494 | 38,078 | 114,126 | 161,698 |
| Additions | 25,138 | - | 6,273 | 3,124 | 34,535 |
| At 31 December 2003 | 25,138 | 9,494 | 44,351 | 117,250 | 196,233 |
| | | | | | |
| **Depreciation** | | | | | |
| At 1 January 2003 | - | 2,656 | 19,379 | 66,246 | 88,281 |
| Charge for the year | 999 | 1,427 | 5,785 | 23,249 | 31,460 |
| At 31 December 2003 | 999 | 4,083 | 25,164 | 89,495 | 119,741 |
| | | | | | |
| **Net book value** | | | | | |
| At 31 December 2003 | 24,139 | 5,411 | 19,187 | 27,755 | 76,492 |
| At 31 December 2002 | - | 6,838 | 18,699 | 47,880 | 73,417 |

Included within tangible fixed assets are finance leased assets, principally plant and office equipment, with a net book value of €18,819.

Depreciation charged on these assets during the year amounted to €6,797.

Obligations relating to **finance leases** (net of finance charges allocated to future periods) payable:

- Within 1 year                     €12,881
- Between 1 and 5 years.             €8,812
- After 5 years.                     €NIL

| 8 Financial assets – group | 2003 | 2002 |
|---|---|---|
| | € | € |
| Balance at beginning of period | 420 | 420 |
| Additional investment | 100 | - |
| Share of profit/(loss) | - | - |
| Balance at end of period | 520 | 420 |

| Financial assets – company | 2003 | 2002 |
|---|---|---|
| | € | € |
| Investment in subsidiary company | 404,228 | 404,228 |

**NOTES TO THE FINANCIAL STATEMENTS - continued**
**For the year ended 31 December 2003**

**8    Financial assets – group - continued**

Financial assets are shown at cost less any provision for impairment in value.

At 31 December 2003, the company had interests in the ordinary share capital of the following subsidiary and associated undertakings, primarily engaged in the research and development, sale and distribution of animal diagnostic kits.

| Company name | Registered office | Interest | Net asset value in local currency |
|---|---|---|---|
| Tridelta Development Limited | 21 Quinsboro Road<br>Bray<br>Co Wicklow | 100% | (€469,448) |
| Trimed Research Inc. | 2835 Sth. 132nd Street<br>Omaha<br>NE 68144<br>USA | 45% | $841 |

| **9    Stocks** | 2003<br>€ | 2002<br>€ |
|---|---|---|
| Raw materials and consumables | 78,859 | 99,384 |

| **10  Debtors - Group** | 2003<br>€ | 2002<br>€ |
|---|---|---|
| Trade debtors | 161,074 | 127,714 |
| Other debtors | 17,361 | 18,767 |
| Prepayments and accrued income | 56,465 | 9,065 |
| | 234,900 | 155,546 |

**Debtors - Company**

| | | |
|---|---|---|
| Amount due from subsidiary company | - | - |

**Tridelta plc**

NOTES TO THE FINANCIAL STATEMENTS - continued
For the year ended 31 December 2003

| 11  Creditors: amounts falling due within one year | 2003 € | 2002 € |
|---|---|---|
| Bank loans and overdrafts | 29,874 | 19,736 |
| Net obligations under finance lease and hire purchase contracts | 12,881 | 12,881 |
| Trade creditors | 216,414 | 105,284 |
| Other creditors | 88,741 | 164,528 |
| Accruals and deferred income | 39,315 | 47,266 |
| | 387,225 | 349,695 |

**Creditors: amounts falling due within one year - Company**

| | 2003 | 2002 |
|---|---|---|
| Other creditors | 4,500 | 83,303 |

| 12  Creditors: amounts falling due after more than one year | 2003 € | 2002 € |
|---|---|---|
| Net obligations under finance leases and hire purchase agreements | 8,812 | 24,343 |

| 13  Pension costs | 2003 € | 2002 € |
|---|---|---|
| **Defined contribution** | | |
| Contributions payable by the company for the year | 15,330 | 12,276 |

| 14  Share capital | 2003 € | 2003 € |
|---|---|---|
| **Authorised** | | |
| 10,000,000 ordinary shares at €0.10 each | 1,000,000 | 1,000,000 |
| | 1,000,000 | 1,000,000 |
| **Allotted, called up and fully paid** | | |
| Balance of ordinary shares at beginning of period | 443,939 | - |
| Ordinary shares issued | 72,580 | 443,939 |
| Balance at end of period | 516,519 | 443,939 |

**NOTES TO THE FINANCIAL STATEMENTS - continued**
**For the year ended 31 December 2003**

### 15  Statement of movements on reserves

| | Share premium account € | Profit and loss account € |
|---|---:|---:|
| Opening balance | 155,280 | (120,459) |
| Retained loss for the year | - | (382,491) |
| Share issue | 544,349 | - |
| Share issue expenses | (207,261) | - |
| Balance at 31 December 2003 | 492,368 | (502,950) |

### 16  Reconciliation of movements in shareholders' funds

| | 2003 € | 2002 € |
|---|---:|---:|
| Opening shareholders' funds | 478,760 | - |
| Loss for the financial year | (382,491) | (120,459) |
| Shares issued | 72,580 | 443,939 |
| Premium on shares issued (net of issue costs) | 337,088 | 155,280 |
| Closing shareholders' funds | 505,937 | 478,760 |

### 17  Directors' emoluments

| | 2003 € | 2002 € |
|---|---:|---:|
| Executive directors remuneration including pension contributions | 135,623 | 27,172 |
| Non executive directors fees | 7,500 | - |

### 18  Employees

**Number of employees**
The average monthly number of employees (including directors) during the year was:

| | 2003 Number | 2002 Number |
|---|---:|---:|
| Managing | 2 | 2 |
| Admin and distribution | 5 | 5 |
| Production | 6 | 5 |
| | 13 | 12 |

**Employment costs**

| | € | € |
|---|---:|---:|
| Wages and salaries | 370,354 | 295,351 |
| Social security costs | 32,798 | 18,315 |
| Other pension costs | 14,388 | 12,276 |
| | 417,540 | 325,942 |

NOTES TO THE FINANCIAL STATEMENTS - continued
For the year ended 31 December 2003

| 19 Reconciliation of operating loss to net cashflow from operating activities | 2003 € | 2002 € |
|---|---|---|
| Operating loss | (382,491) | (120,459) |
| (Increase)/decrease in debtors | (79,354) | 7,883 |
| (Increase)/decrease in creditors | 27,293 | (117,311) |
| Decrease in stock | 20,525 | 1,704 |
| Depreciation | 31,459 | 11,117 |
| Amortisation of intangible assets | 17,790 | 2,936 |
| Amortisation of goodwill | 19,990 | 4,601 |
| Interest paid | 2,796 | 1,569 |
| Net cash outflow from operating activities | (341,992) | (207,960) |

| 20 Return on investments and servicing of finance | 2003 € | 2002 € |
|---|---|---|
| Interest paid | (2,796) | (1,569) |

| 21 Capital expenditure and financial investment | 2003 € | 2002 € |
|---|---|---|
| Payments to acquire intangible fixed assets | (22,022) | - |
| Payments to acquire tangible fixed assets | (34,535) | (13,771) |
| | (56,557) | (13,771) |

| 22 Acquisitions and disposals | 2003 € | 2002 € |
|---|---|---|
| Cash liability assumed on acquisition of subsidiary | - | (27,695) |

| 23 Financing | 2003 € | 2002 € |
|---|---|---|
| Issue of ordinary share capital | 616,929 | 276,294 |
| Issue expenses | (207,261) | (81,303) |
| Capital payments of finance leases | (15,531) | 31,224 |
| | 394,137 | 232,215 |

**NOTES TO THE FINANCIAL STATEMENTS - continued**
**For the year ended 31 December 2003**

| 24 Analysis of cash | 2002 €| 2003 €| Change €|
|---|---|---|---|
| Cash | 956 | 3,886 | 2,930 |
| Bank overdraft | (19,736) | (29,874) | (10,138) |
| | (18,780) | (25,988) | 7,208 |

| 25 Analysis of changes in net funds/(debt) | 2003 €| Cashflow | 2002 €|
|---|---|---|---|
| Cash | (25,988) | (7,208) | (18,780) |
| Finance lease obligation | (21,693) | 15,531 | (37,224) |
| | (47,681) | 8,323 | (56,004) |

| 26 Earnings per share | 2003 €|
|---|---|
| **Calculation of earnings** | |
| Loss for the year | (382,491) |
| Earnings per ordinary share of €0.10 each | (€0.08) |

**Weighted average number of ordinary shares**

| | |
|---|---|
| Shares in issue for full year | 4,439,394 |
| Shares issued on 30 July 2003 (725,799 x 155/365) | 308,216 |
| Number of shares | 4,747,611 |

**27 Related party transactions**

During the period, the group transacted with Management Techniques Limited. Sean Henneberry is a director of the company and of Management Techniques Limited. The total amount of the services provided by Management Techniques Limited to the company in the period was €17,667 (2002:€3,682). The amount outstanding at year end was €Nil (2002:€Nil).

**28 Contingencies**

Included in the debtors of the company at the year end is an amount of €45,000 of income relating to revenue grants receivable. At the date of signing of the accounts the grant revenue had not been received. The grant is contingent on certain conditions being fulfilled by the company. The directors are confident that those conditions will be fulfilled and the grant will be received in full.

**NOTES TO THE FINANCIAL STATEMENTS - continued**
**For the year ended 31 December 2003**

**29  Ultimate controlling party**

The directors regard the shareholders as the ultimate controlling party.

**30  Subsequent events**

Subsequent to the year end, the company raised additional funds by the issue of 393,334 shares at Stg£0.60 each.

**31  Approval of financial statements**

The directors approved the financial statements on the 21 May 2004.



### Fundamentals

**Tridelta plc**

| Fundamental Data | |
|---|---|
| Market Cap (GBX) | 3.15 (M) |
| Shares Issued | 5,570,193 |
| ROCE | 0 |
| Directors Holdings | 35.73% |
| Yield | 0 |
| Int CVR | 0 |
| Debt | -<0.01 |
| PER | 0 |
| NAV | 0.025 |
| Gearing | 0 |

| Reporting | |
|---|---|
| AGM | |
| Interims | By 30/09/2005 |
| Finals | By 31/05/2005 |

### Earnings/Dividends

| | 31/12/2003 | 31/12/2002 | 31/12/2001 |
|---|---|---|---|
| Turnover | 595,231 | 481,813 | 406,158 |
| Operating Profit/(Loss) | (379,695) | (282,876) | (165,476) |
| Pre Tax Profit/(Loss) | (382,491) | (289,737) | (166,652) |
| Net Profit/(Loss) | (382,491) | (289,737) | (166,652) |
| Earnings (FRS3) | - | - | - |
| Earnings (Headline) | - | - | - |
| Final Dividend | - | - | - |
| Interim Dividend | - | - | - |

### Balance Sheet

| | 31/12/2003 | 31/12/2002 | 31/12/2001 |
|---|---|---|---|
| Fixed Assets | 77,012 | 73,837 | 56,898 |
| Net Current Assets | (69,580) | (272,826) | 195,611 |
| Long Term Debts | (8,812) | (24,343) | (7,717) |
| Shareholders Equity | 505,937 | (95,470) | 335,744 |
| Financial Footnotes | The Net Asset Value (NAV); Earnings/Dividends; Balance sheet figures are all in Euros. 2000; 2001; 2002 figures relate to those for Tridelta Development Ltd, an wholly owned subsidiary. | | |

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## Contact Details

**Tridelta plc**

### Company Offices and Contacts

| | |
|---|---|
| Company Address | 21 Quinsboro Road |
| | Bray Co Wicklow |
| | Ireland |
| Directors | S Henneberry, N-E Chr; B T Hett, CE & Co Sec; K Walshe; P R Torgerson, N-E; B Flavin, N-E; |
| Telephone | 00 353 1 276 5105 |
| Investor Contact Name | Mr B T Hett |
| Investor Contact Phone | 00 353 1 276 5105 |
| Investor Contact Fax | 00 353 1 276 5106 |
| Investor Contact E-Mail | corporate@trideltaplc.com |
| Website | www.trideltaplc.com |

### Corporate Adviser and Registrar

| | |
|---|---|
| Corporate Adviser | Acorn Corporate Finance Ltd |
| Registrar | Capita Corporate Registrars (Dublin) |

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| Profile | Contact Details | News | Fundamentals | Reports and Accounts | Charts | Add to Portfolio | Close |

## Company Profile

**Tridelta plc**

### Market Data

| Symbol | Bid Price | Offer Price | Mid Price Change | Cncy Code | Ann | Vol | Last Traded | Low | High |
|---|---|---|---|---|---|---|---|---|---|
| TRD | 55.00 | 58.00 | 0.00 ◆▶ | GBX | | 0 | 23/07/2004 | 55.00 | 65.50 |

| Trade Date | Trade Time | Price | Volume | Type | Consideration | Conditions |
|---|---|---|---|---|---|---|
| 23/07/2004 | 11:53:39 | 55.00 | 4,000 | O | 2,200.00 | |
| 16/07/2004 | 11:57:54 | 57.01 | 1,000 | O | 570.10 | |

### Market Information

| | |
|---|---|
| Company Name | Tridelta plc |
| Mid Price | 56.50 |
| OFEX Status | Live |
| Market Cap | 3.15 (M) |
| Start/Issue Price | 60.00 |
| Start Date | 04/08/2003 |
| ISIN | IE0033216122 |
| Par Value | EUR0.10 |
| Class of Security | Ord |
| Symbol | TRD |
| Currency Code | GBX |
| Settlement Type | CREST |
| Shares In Issue: | 5,570,193 |
| Activities | Development, production and sale of veterinary diagnostic products |
| Sector | Pharmaceuticals & Biotechnology |
| Market Makers | J P Jenkins Ltd |
| | Winterflood Securities Ltd |
| | Hoodless Brennan & Partners plc |
| | Teather & Greenwood Ltd |
| Additional Notes | |

### Business Description

```
TRIDELTA PLC                    NEWSTRACK OFEX PROFILE              20/09/2004

The company specialises in the development, manufacturing and marketing of
diagnostic products for the animal health care industry.

The company has commercialised five technologies to date with its "phase" range
of Acute Phase Protein Assays, which are indicators of the presence of an
inflammatory infection, detected in the blood before the animal shows any
physical signs of ill health.  Species of specific interest include: cattle,
horses, sheep, cats, dogs, pigs and rodents.

An agreement has been signed with a major retailer to evaluate the company's
products to monitor the health and status of the animals on its supplier farms
and during transportation.

An agreement has been signed with a leading veterinary diagnostic company, to
develop a range of tests for a new analyser for use by veterinary surgeons in
private practice.

Developments are underway for a prototype of a patented protein, designated as
"MAA", which allows the implementation of "on the farm" detection of bovine
mastitis, which is a common disease that effects the mammary gland of the cow
and reduces the value of the milk produced.


Source: The Company
```

EXHIBIT 5

TRIDELTA PLC

Contact details
Fundamentals
Company Profile

## General Principles

9.5    Issuers must inform investors and the board immediately via an announcement of any new developments in their sphere of activity which are not public knowledge and which might have a material effect upon the value of their securities.

# Objectives of Disclosure Obligations – Continuing Obligations

9.6 Each issuer and where applicable its advisers must:

(a) announce any significant change in its financial condition, the performance of its business, or its expectation of its performance which, if public, may lead to a substantial movement in the price of its OFEX securities ("price sensitive information"), or (in the case of debt securities) significantly affect the issuer's ability to meet its commitments;

(b) an issuer is not required to announce information concerning a corporate, financial or investment transaction which is in the course of negotiation, and may provide such information in confidence to its professional advisers, persons with whom the issuer is negotiating, representatives of trade unions, and statutory and regulatory bodies such as government departments. An issuer must be satisfied that all recipients of such information are bound by a duty of confidentiality and agree not to deal in its OFEX securities before an announcement of the transaction is made. If there is a reason to believe that a breach of confidence has occurred, or is likely to occur, in relation to information which, if public, might lead to a substantial movement in the price of its OFEX securities, an issuer must make at least a holding announcement disclosing such information as may have been the subject of the breach;

(c) take all reasonable care to ensure that any statement or forecast or any other information it notifies to the board is not misleading, false or deceptive and does not omit anything likely to affect the import of such statement, forecast or other information; and

(d) ensure that information required to be disclosed by these rules is announced no later than it is published elsewhere. In particular, an issuer must ensure that if price sensitive information is to be published by reason of the requirements of any overseas stock exchange or market, its disclosure at a shareholder meeting, or its inclusion in any circular or document sent to its shareholders, that equivalent information is made available at the same time to the public by way of an announcement;

(e) Where, in the opinion of the board, an issuer has after reasonable notice failed to comply with its disclosure obligations under the rules, the board may itself publish via Newstrack any information which the issuer has failed to publish, which has been provided to it under rule 9.7.

9.7 Issuers must provide the board promptly on request with:

(a) all information that the board considers appropriate to ensure the efficient operation of the OFEX market so as to afford investors proper information for determining the value of those securities and ensure that an orderly market is maintained in such securities; and

(b) any other information or explanations which the board may reasonably require for the purpose of satisfying itself that issuers are complying with their obligations, either under the rules, general law or other code (including, but not limited to, the city code, combined code or model code).



## Contact Details

**Tridelta plc**

### Company Offices and Contacts

| | |
|---|---|
| **Company Address** | 21 Quinsboro Road |
| | Bray Co Wicklow<br>Ireland |
| **Directors** | S Henneberry, N-E Chr; B T Hett, CE & Co Sec; K Walshe; P R Torgerson, N-E; B Flavin, N-E; |
| **Telephone** | 00 353 1 276 5105 |
| **Investor Contact Name** | Mr B T Hett |
| **Investor Contact Phone** | 00 353 1 276 5105 |
| **Investor Contact Fax** | 00 353 1 276 5106 |
| **Investor Contact E-Mail** | corporate@trideltaplc.com |
| **Website** | www.trideltaplc.com |

### Corporate Adviser and Registrar

| | |
|---|---|
| **Corporate Adviser** | Acorn Corporate Finance Ltd |
| **Registrar** | Capita Corporate Registrars (Dublin) |

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## Fundamentals

**Tridelta plc**

### Fundamental Data

| | |
|---|---|
| Market Cap (GBX) | 3.15 (M) |
| Shares Issued | 5,570,193 |
| ROCE | 0 |
| Directors Holdings | 35.73% |
| Yield | 0 |
| Int CVR | 0 |
| Debt | -<0.01 |
| PER | 0 |
| NAV | 0.025 |
| Gearing | 0 |

### Reporting

| | |
|---|---|
| AGM | |
| Interims | By 30/09/2005 |
| Finals | By 31/05/2005 |

### Earnings/Dividends

| | 31/12/2003 | 31/12/2002 | 31/12/2001 |
|---|---|---|---|
| Turnover | 595,231 | 481,813 | 406,158 |
| Operating Profit/(Loss) | (379,695) | (282,876) | (165,476) |
| Pre Tax Profit/(Loss) | (382,491) | (289,737) | (166,652) |
| Net Profit/(Loss) | (382,491) | (289,737) | (166,652) |
| Earnings (FRS3) | - | - | - |
| Earnings (Headline) | - | - | - |
| Final Dividend | - | - | - |
| Interim Dividend | - | - | - |

### Balance Sheet

| | 31/12/2003 | 31/12/2002 | 31/12/2001 |
|---|---|---|---|
| Fixed Assets | 77,012 | 73,837 | 56,898 |
| Net Current Assets | (69,580) | (272,826) | 195,611 |
| Long Term Debts | (8,812) | (24,343) | (7,717) |
| Shareholders Equity | 505,937 | (95,470) | 335,744 |
| Financial Footnotes | The Net Asset Value (NAV); Earnings/Dividends; Balance sheet figures are all in Euros. 2000; 2001; 2002 figures relate to those for Tridelta Development Ltd, an wholly owned subsidiary. | | |

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## Company Profile

**Tridelta plc**

### Market Data

| Symbol | Bid Price | Offer Price | Mid Price Change | Cncy Code | Ann | Vol | Last Traded | Low | High |
|---|---|---|---|---|---|---|---|---|---|
| TRD | 55.00 | 58.00 | 0.00 ◆▶ | GBX | | 0 | 23/07/2004 | 55.00 | 65.50 |

| Trade Date | Trade Time | Price | Volume | Type | Consideration | Conditions |
|---|---|---|---|---|---|---|
| 23/07/2004 | 11:53:39 | 55.00 | 4,000 | O | 2,200.00 | |
| 16/07/2004 | 11:57:54 | 57.01 | 1,000 | O | 570.10 | |

### Market Information

| | |
|---|---|
| Company Name | Tridelta plc |
| Mid Price | 56.50 |
| OFEX Status | Live |
| Market Cap | 3.15 (M) |
| Start/Issue Price | 60.00 |
| Start Date | 04/08/2003 |
| ISIN | IE0033216122 |
| Par Value | EUR0.10 |
| Class of Security | Ord |
| Symbol | TRD |
| Currency Code | GBX |
| Settlement Type | CREST |
| Shares In Issue: | 5,570,193 |
| Activities | Development, production and sale of veterinary diagnostic products |
| Sector | Pharmaceuticals & Biotechnology |
| Market Makers | J P Jenkins Ltd<br>Winterflood Securities Ltd<br>Hoodless Brennan & Partners plc<br>Teather & Greenwood Ltd |
| Additional Notes | |

### Business Description

```
TRIDELTA PLC                    NEWSTRACK OFEX PROFILE              20/09/2004

The company specialises in the development, manufacturing and marketing of
diagnostic products for the animal health care industry.

The company has commercialised five technologies to date with its "phase" range
of Acute Phase Protein Assays, which are indicators of the presence of an
inflammatory infection, detected in the blood before the animal shows any
physical signs of ill health.  Species of specific interest include: cattle,
horses, sheep, cats, dogs, pigs and rodents.

An agreement has been signed with a major retailer to evaluate the company's
products to monitor the health and status of the animals on its supplier farms
and during transportation.

An agreement has been signed with a leading veterinary diagnostic company, to
develop a range of tests for a new analyser for use by veterinary surgeons in
private practice.

Developments are underway for a prototype of a patented protein, designated as
"MAA", which allows the implementation of "on the farm" detection of bovine
mastitis, which is a common disease that effects the mammary gland of the cow
and reduces the value of the milk produced.


Source: The Company
```

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Prices supplied by registered OFEX market makers
OFEX plc © January 2002
All other company data is supplied and issued by Tridelta plc

FMLX Technology Design by Footprint Media

EXHIBIT 3

TRIDELTA PLC

NEWS RELEASES



## General Principles

9.5　Issuers must inform investors and the board immediately via an announcement of any new developments in their sphere of activity which are not public knowledge and which might have a material effect upon the value of their securities.

# Objectives of Disclosure Obligations – Continuing Obligations

9.6 Each issuer and where applicable its advisers must:

(a) announce any significant change in its financial condition, the performance of its business, or its expectation of its performance which, if public, may lead to a substantial movement in the price of its OFEX securities ("price sensitive information"), or (in the case of debt securities) significantly affect the issuer's ability to meet its commitments;

(b) an issuer is not required to announce information concerning a corporate, financial or investment transaction which is in the course of negotiation, and may provide such information in confidence to its professional advisers, persons with whom the issuer is negotiating, representatives of trade unions, and statutory and regulatory bodies such as government departments. An issuer must be satisfied that all recipients of such information are bound by a duty of confidentiality and agree not to deal in its OFEX securities before an announcement of the transaction is made. If there is a reason to believe that a breach of confidence has occurred, or is likely to occur, in relation to information which, if public, might lead to a substantial movement in the price of its OFEX securities, an issuer must make at least a holding announcement disclosing such information as may have been the subject of the breach;

(c) take all reasonable care to ensure that any statement or forecast or any other information it notifies to the board is not misleading, false or deceptive and does not omit anything likely to affect the import of such statement, forecast or other information; and

(d) ensure that information required to be disclosed by these rules is announced no later than it is published elsewhere. In particular, an issuer must ensure that if price sensitive information is to be published by reason of the requirements of any overseas stock exchange or market, its disclosure at a shareholder meeting, or its inclusion in any circular or document sent to its shareholders, that equivalent information is made available at the same time to the public by way of an announcement;

(e) Where, in the opinion of the board, an issuer has after reasonable notice failed to comply with its disclosure obligations under the rules, the board may itself publish via Newstrack any information which the issuer has failed to publish, which has been provided to it under rule 9.7.

9.7 Issuers must provide the board promptly on request with:

(a) all information that the board considers appropriate to ensure the efficient operation of the OFEX market so as to afford investors proper information for determining the value of those securities and ensure that an orderly market is maintained in such securities; and

(b) any other information or explanations which the board may reasonably require for the purpose of satisfying itself that issuers are complying with their obligations, either under the rules, general law or other code (including, but not limited to, the city code, combined code or model code).

## Continuing Requirements

9.15   Issuers must regularly review the information published on Newstrack and advise the board of any necessary changes. Issuers must notify changes within ten (10) business days.

| Profile | Contact Details | News | Fundamentals | Reports and Accounts | Charts | Add to Portfolio | Close |

## News

### Tridelta plc

---

## News Story         **Previous    Next**

**Tridelta plc - Start of Trading on OFEX**

Tridelta plc         Newstrack Announcements         04/08/2003

TRIDELTA PLC
("TRIDELTA" OR "THE COMPANY")

DEALINGS COMMENCE 4TH AUGUST 2003 AND
LARGE CONTRACT SIGNED FOR CANINE ACUTE PHASE PROTEIN

Tridelta plc, the Irish based Company that develops, manufactures and markets diagnostic products for the animal health care industry, announced today that dealings in the Company's Ordinary Shares have started on OFEX.

The Company is pleased to announce that it has achieved its minimum subscription under the Offer and now has 5,165,193 ordinary shares in issue. Acorn Corporate Finance is corporate advisor to the float.

The Company will use the EUR600,000 raised to develop and expand existing product lines to increase business with major pharmaceutical companies and research institutions around the world. Tridelta will also seek to commercialise its new Acute Phase Protein, Mammary Associated Amyloid A (MAA) for "on the farm" diagnosis of Bovine Mastitis, which is a common disease that affects the mammary gland of the cow, reducing the quantity and quality of the milk produced. The disease is estimated to cost farmers in Europe and the USA approximately $6 billion per annum.

As a part of the Company's growth strategy, Tridelta will seek opportunities to increase the market for its Acute Phase Protein range of tests that monitor the health and welfare of the animals before they show any physical signs of ill health. In line with their strategy, the Company is pleased to announce that the University of Glasgow Veterinary School will be using Tridelta's Canine CRP Phase(TM) and Blood Haptoglobin Phase(TM) proteins as routine tests for early stage detection of disease in dogs. These two acute phase proteins show complementary responses to disease, so that a combination of their measurement is likely to provide valuable diagnostic information to improve the health and welfare of dogs throughout the world.

Brian Hett, CEO of Tridelta plc said: "We have successfully completed our admission to OFEX and are delighted with the response from the University. We anticipate that the tests will soon become a major component of health checks for the canine population."

Professor David Eckersall, University of Glasgow Veterinary School said: "The tests have great potential to be of major value in monitoring the health of dogs and could become standard practice within the next few years."

The Directors of Tridelta plc accept responsibility for this announcement.

-Ends-

FOR FURTHER INFORMATION PLEASE CONTACT:

| | | |
|---|---|---|
| BRIAN HETT | TRIDELTA PLC | + 353 872 497789 |
| MIKE WORT / GEMMA SMITH | BEATTIE FINANCIAL | + 44 207 398 3300 |
| HARRY DUTSON | ACORN CAPITAL | + 44 870 122 5420 |

**Source: Newstrack Service**



## News

**Tridelta plc**

---

## News Story                                                    **Previous   Next**

### Tridelta plc - Interim Results

```
     Tridelta plc              Newstrack Announcements              28/08/2003

                               TRIDELTA PLC
                         ("TRIDELTA" OR "THE COMPANY")

               INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2003
```

Firstly, I would like to offer a warm welcome to all the new shareholders of Tridelta plc, following the completion of its Initial Public Offering on the OFEX market on 4th August 2003. The Company successfully raised EUR600,000 at the time of the IPO, which allows Tridelta to develop new products and concentrate more resources on the commercialisation of its existing products into new markets.

The half year results are in line with expectations with marginally lower sales figures than anticipated being more than compensated for by significantly lower than budgeted expenses, resulting in reduced losses against the plan.

The sales of our Acute Phase Proteins assays continue to grow with an important new contract with University of Glasgow Veterinary School who are introducing Tridelta's Canine CRP PhaseTM and Blood Haptoglobin PhaseTM protein assays as routine tests for early stage detection of disease in dogs. These two acute phase proteins show complementary responses to disease, so that a combination of their measurement will provide valuable diagnostic information to improve the health and welfare of dogs throughout the world. The Company is working on similar contracts with other centres of excellence and hopes to make more announcements in this respect in the near future.

A significant proportion of the money raised will be used to continue the development of its range of novel Mastitis diagnostics including an "in-line" diagnostic system being developed with Sensortec, a major player within the robotic milking machine market, for the use in large automated milking parlours.

Tridelta is also on plan with its partnership with Scil GmbH, one of the largest veterinary diagnostic companies in the world, to develop an "in surgery" diagnostic system for the veterinary practice. The Company has successfully delivered three assays developed for this system and together with Scil is working on others to expand the current range.

I am confident that with the funding generated by the flotation in place our product development programme will now gain the momentum required to bring these new products to market in the coming year. With respect to the current product range, the additional working capital raised and the higher corporate profile generated by our presence on OFEX will enable us to actively pursue market share growth and add value for shareholders.

On behalf of the Board of Directors we thank our shareholders for the confidence and trust they have placed in us.

```
Sean Henneberry
Chairman
Tridelta plc
```

| | PROFIT & LOSS ACCOUNTS TRIDELTA PLC FOR THE SIX MONTHS ENDED 30TH JUNE 2003 UNAUDITED EUR | PROFIT & LOSS ACCOUNTS TRIDELTA DEVELOPMENT LTD FOR THE TWELVE MONTHS ENDED 31ST DECEMBER 2002 AUDITED EUR |
|---|---|---|
| TURNOVER | 279435 | 481813 |
| Cost of Sales | -87887 | -123979 |
| GROSS PROFIT | 191548 | 357834 |
| Staff Costs | -189992 | -325942 |
| Depreciation and Amortisation | -15475 | -46539 |
| Other Operating Charges | -171572 | -268229 |
| OPERATING LOSS | -185491 | -282876 |
| Interest Payable & Similar Charges | -1562 | -6861 |
| Dividends | | -19102 |

```
LOSS FOR THE PERIOD                       -187053              -308839
Prior Year Adjustment                                          -122375
Retained Earnings                         -187053              -431214

Loss per Ordinary Share                    (3.6c)
```

NOTES

1  As a result of the group reconstruction undertaken prior to the flotation
of the Company, the directors have not presented comparative figures for the
interim financial information.

2  The operating losses for the periods arise from Tridelta's continuing
operations.

3  No separate Statement of Total Recognised Gains and Losses has been
presented as all such gains and losses have been dealt with in the Profit
and Loss Account.

4  Loss per share has been calculated by dividing the loss on ordinary
activities after taxation by the number of shares in issue following the
flotation.

TRIDELTA PLC
BALANCE SHEET AS AT 30TH JUNE 2003

```
                                                       CONSOLIDATED
                                                       BALANCE SHEET
                                                         UNAUDITED
FIXED ASSETS                                                   EUR
Intangible Assets                                          625,337
Tangible Assets                                             84,223
Investments                                                    420
                                                           709,980
CURRENT ASSETS
Stocks                                                      89,177
Debtors                                                    220,214
Cash at Bank                                                 1,530
                                                           310,921
CURRENT LIABILITIES
Other Creditors due within one year                       -589,881
                                                          -589,881

TOTAL ASSETS LESS CURRENT LIABILITIES                      431,020
Creditors due over one year                                -15,254
                                                           415,766
CAPITAL & RESERVES
Called-up Share Capital
Ordinary Shares                                            443,939
Share Premium Account                                      166,468
Profit & Loss Account                                     -258,128
Shareholders' Funds                                        352,279
Minority Interests                                          63,487
                                                           415,766
```

Since the balance sheet date the Tridelta plc has completed its public
offering raising Euro 616,929 by issuing 725,799 Ordinary Shares.  On 4
August 2003 the Company floated on the OFEX market.

THE DIRECTORS OF TRIDELTA PLC ACCEPT RESPONSIBILITY FOR THIS ANNOUNCEMENT

**Source: Newstrack Service**

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## News

**Tridelta plc**

---

### News Story              Previous  Next

**Tridelta plc - Product Launch of Mastitis Test System**

```
        Tridelta plc            Newstrack Announcements            17/09/2003

           TRIDELTA UNVEILS NEW "ON-FARM" MASTITIS TEST SYSTEM AT THE NATIONAL
                              AGRICULTURAL CENTRE

        Tridelta plc, (OFEX: TRD) the Irish based veterinary diagnostics company that
        develops, manufactures and sells products for the animal healthcare industry
        has teamed up with Milk Testing Ltd to launch the first of its planned line of
        mastitis detection tests that can be used in milking parlours on the farm,
        using a novel sampling and testing system developed by Milk Testing Ltd.

        This system is on display for the first time at the Royal Association of
        British Dairy Farmers, Dairy Event at the National Agricultural Centre,
        Stoneleigh Park. This event runs from September 17 to September 18 and the
        system can be viewed on the Milk Testing Ltd Stand (Stand 29, Hall 2).

        Tridelta's newly discovered acute phase protein, Mammary Associated Amyloid A
        ("MAA") has been patented for use as a biological marker of Mastitis, a disease
        affecting the udders of milking cows which can lead to a serious loss in
        productivity if not identified and treated promptly. Mastitis is the major
        cause of financial loss for the dairy farmer as up to 40% of a herd can be
        affected clinically and sub-clinically at any one time.  Mastitis is currently
        detected through identifying and counting Somatic Cells either from individual
        cows, or in the bulk milk tank.  The Somatic Cell count is currently only
        performed in specialised laboratories and requires expensive automated
        equipment.

        Tridelta is working in association with David Akerman, former dairy farmer and
        owner of Milk Testing Ltd to produce an "on-farm" system that will provide the
        farmer with a simple and accurate method of measuring the health of the herd.
        The system that has been developed and is on display for the first time is an
        automatic sampling system that can be used in virtually all parlours and is
        attached to the individual milk meters.  The system consists of a device, which
        collects a milk sample from each individual cow after each milking.  Compressed
        air enters the top of the device and delivers the milk sample down a pipe to
        the end of the parlour where it can be dispensed into a small laboratory pot
        for testing using Tridelta's MAA test.

        The MAA test detects a protein found in milk only when inflammation occurs in
        the udder. It can detect an infection even before the SCC rises and clots
        appear in the milk, the usual method that experienced dairymen use to detect
        mastitis. If accepted widely, the MAA test could replace laboratory based SCC
        testing, which currently may take up to 72 hours to complete and report.

        Brian Hett, CEO of Tridelta said: "We are delighted to be working with David on
        this innovative system that will use our test, I believe it could change the
        way farmers manage the productivity of their herd.  We are now well advanced in
        our plans for commercialising our MAA assay and our plan is that the system
        will become widely available early next year."

                                   -Ends-

        FOR FURTHER INFORMATION PLEASE CONTACT:

        BRIAN HETT               TRIDELTA PLC              + 353 872 497789
        MIKE WORT / GEMMA SMITH  BEATTIE FINANCIAL         + 44 207 398 3300
        HARRY DUTSON             ACORN CAPITAL             + 44 870 122 5420

          THE DIRECTORS OF TRIDELTA PLC ACCEPT RESPONSIBILITY FOR THIS ANNOUNCEMENT
```

**Source: Newstrack Service**



## News

**Tridelta plc**

| **News Story** | | **Previous** | **Next** |
|---|---|---|---|

**Tridelta plc - Trading Update, etc.**

```
     Tridelta plc              Newstrack Announcements          06/01/2004

                               TRADING UPDATE
```

After an initial review of its trading position following its year end the
company anticipates the loss for the year to 31 December 2003 to be around that
indicated in the Illustrative Financial Projections in the Prospectus issued
prior to its flotation on OFEX. However, the revenues, while above those for
2002, will not be as high as those shown in the Illustrative Financial
Projections, because of the delay in raising the funding.

The Company has appointed PWC as its auditors and expects to be able to
announce its financial results by the end of March.

FOR FURTHER INFORMATION PLEASE CONTACT:

```
BRIAN HETT              TRIDELTA PLC         + 353 1 276 5105
MIKE WORT               BEATTIE FINANCIAL    + 44 207 398 3300
HARRY DUTSON            ACORN CAPITAL        + 44 870 122 5420
```

   THE DIRECTORS OF TRIDELTA PLC ACCEPT RESPONSIBILITY FOR THIS ANNOUNCEMENT

**Source: Newstrack Service**

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**Tridelta plc**

---

### News Story                 **Previous   Next**

**Tridelta plc - Issue of Equity, etc**

```
Tridelta plc              Newstrack Announcements      12/01/2004

                          ISSUE OF FURTHER EQUITY

Tridelta plc announces the it has placed 360,000 new shares raising a sum of
GBP216,000 (Euro 310,350) before expenses.

The funds will be used for working capital and to undertake business
development activities including the evaluation of potential acquisition
opportunities which have arisen since the Company's admission on OFEX.  If this
strategy develops successfully the company may consider a move to the
Alternative Investment Market (AIM).

Following the issue the Company has 5,525,193 shares in issue of which the
Board Members have an interest in 36.02%

FOR FURTHER INFORMATION PLEASE CONTACT:

BRIAN HETT             TRIDELTA PLC        + 353 872 497789
MIKE WORT              BEATTIE FINANCIAL   + 44 207 398 3300
HARRY DUTSON           ACORN CAPITAL       + 44 870 122 5420

   THE DIRECTORS OF TRIDELTA PLC ACCEPT RESPONSIBILITY FOR THIS ANNOUNCEMENT
```

**Source: Newstrack Service**

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**Tridelta plc**

---

### News Story        **Previous   Next**

**Tridelta plc - Holding(s) in Company**

```
    Tridelta plc              Newstrack Announcements       12/01/2004

                              SUBSTANTIAL HOLDING

As a result of the equity issue announced on 12 January 2004, and prior to the
shares being sold on to their intermediate investors

Hoodless Brennan & Partners Plc

are interested in 360,000 shares being 6.25% of the issued share capital

FOR FURTHER INFORMATION PLEASE CONTACT:

BRIAN HETT              TRIDELTA PLC          + 353 872 497789
MIKE WORT               BEATTIE FINANCIAL     + 44 207 398 3300
HARRY DUTSON            ACORN CAPITAL         + 44 870 122 5420

    THE DIRECTORS OF TRIDELTA PLC ACCEPT RESPONSIBILITY FOR THIS ANNOUNCEMENT
```

**Source: Newstrack Service**

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## News

**Tridelta plc**

---

**News Story**                                              **Previous**    **Next**

**Tridelta plc - (Amendment) Issue of Equity, etc.**

```
      Tridelta plc              Newstrack Announcements            14/01/2004

          * ISSUER AMENDMENT TO ANNOUNCEMENT RELEASED AT 12:50PM 12/01/2004 *

                - This announcement contains a correction and an update
                          to that previously published -

                            ISSUE EQUITY - CORRECTION

      The announcement made on the 12 January regarding the issue of equity should
      have said that the company was intending to place 360,000 new shares raising a
      sum of GBP216,000 (Euro 310,350) before expenses.  These shares have now been
      issued.

      Following the issue the Company has 5,525,193 shares in issue of which the
      Board Members have an interest in 36.02%

      FOR FURTHER INFORMATION PLEASE CONTACT:

      BRIAN HETT              TRIDELTA PLC         + 353 872 497789
      MIKE WORT               BEATTIE FINANCIAL    + 44 207 398 3300
      HARRY DUTSON            ACORN CAPITAL        + 44 870 122 5420

         THE DIRECTORS OF TRIDELTA PLC ACCEPT RESPONSIBILITY FOR THIS ANNOUNCEMENT
```

**Source: Newstrack Service**

---

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## Tridelta plc

| News Story | | Previous | Next |
|---|---|---|---|

**Tridelta plc - Issue of Equity, etc.**

```
    Tridelta plc              Newstrack Announcements            02/03/2004
                                  ISSUE OF EQUITY

    Further to the recent announcements on the issue on new equity and to meet
    demand for the company's shares a further 11,666 shares have been placed
    raising GBP7,000. This takes the total number of new shares issued in this
    funding round to 371,666 and the proceeds before expenses to GBP223,000.

    As previously announced one of the uses of these funds is to allow the
    evaluation of potential acquisition candidates following which it would be the
    Company's intention to seek an AIM Listing.  Tridelta has already identified a
    number of possible candidates which will allow the Company to expand its
    product range to include human diagnostics. This increase in the companies
    product range will lead to efficiencies in both production and distribution
    costs, along with providing a greater concentration of effort on sales and
    marketing.

    The company has also been informed that following the shares issued to it being
    sold on to their intermediate investors, Hoodless Brennan & Partners Plc no
    longer has a notifiable interest in the company.

    Following the issue the Company has 5,536,859 shares in issue of which the
    Board Members have an interest in 35.94%

    FOR FURTHER INFORMATION PLEASE CONTACT:

    BRIAN HETT              TRIDELTA PLC            + 353 872 497789
    MIKE WORT               BEATTIE FINANCIAL       + 44 207 398 3300
    HARRY DUTSON            ACORN CAPITAL           + 44 870 122 5420

       THE DIRECTORS OF TRIDELTA PLC ACCEPT RESPONSIBILITY FOR THIS ANNOUNCEMENT
```

**Source: Newstrack Service**

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**Tridelta plc**

| News Story | Previous | Next |
| --- | --- | --- |

**Tridelta plc - Issue of Equity, etc.**

```
Tridelta plc              Newstrack Announcements           02/04/2004

                            ISSUE OF EQUITY

The Company has issued a further 33,334 shares at 60p per share, to a private
investor.

Following the issue the Company has 5,570,193 shares in issue of which the
Board Members have an interest in 35.73%

FOR FURTHER INFORMATION PLEASE CONTACT:

BRIAN HETT              TRIDELTA PLC          + 353 872 497789
MIKE WORT               BEATTIE FINANCIAL     + 44 207 398 3300
HARRY DUTSON            ACORN CAPITAL         + 44 870 122 5420

   THE DIRECTORS OF TRIDELTA PLC ACCEPT RESPONSIBILITY FOR THIS ANNOUNCEMENT
```

**Source: Newstrack Service**

Print this page                                                                Refresh this page

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## News

### Tridelta plc

---

## News Story                                            Previous   Next

### Tridelta plc - Launch of 'EquiTest-ES'

Tridelta plc                    Newstrack Announcements                19/04/2004

TRIDELTA PLC

TRIDELTA ANNOUNCE NEW EQUINE RAPID PREGNANCY TEST
"EQUITEST-ES" NOW AVAILABLE

Dublin, 19 April 2004

Tridelta PLC, the Dublin based veterinary diagnostics manufacturer today
announced the introduction of a new, rapid pregnancy test for horses.
The simple rapid test uses a small drop of blood serum or plasma applied to a
simple cassette type device to give an answer not only to the question of
whether or not the mare is pregnant, but the unique test can also tell an owner
whether or not the foal being carried is viable or not, allowing veterinary
intervention if required at an early stage to safeguard, what in many cases,
may be a very valuable mare.

As the test takes only 5-10 minutes to carry out and can be done "on-the-spot"
with no need for sophisticated laboratory equipment and requires only 0.1
- 0.2mls of serum or plasma to be applied using the dropper provided, it is an
ideal tool for use on the stud farm and by the vet when visiting a pregnant
mare.

The test works by detecting Oestrone Sulphate, which is a steroid produced by
the foetal-placental unit in all breeds of horses in response to viable
pregnancy. This steroid can be detected by around 120 days of gestation,
allowing confirmation of pregnancy. However, as Oestrone Sulphate is only
produced by a viable pregnancy, the test serves not only to confirm pregnancy
but can confirm that the foal is viable and developing within the womb: a
large number of mares "slip" or lose the foal in this period of pregnancy
which results in potential danger to the mare and also a lost opportunity to
produce a healthy foal. The test can therefore be used to monitor the health
of the developing foal right through to birth.

Commenting on the release of the new test, Tridelta CEO Brian Hett said;
"Tridelta is delighted to be introducing this new test to the equine market.
Initial trials of the test in laboratories have shown extremely high
correlations between the results produced by the EquiTest-ES and sophisticated
standard laboratory methods. We are sure that the test is going to prove a
valuable tool to vets, owners and labs alike as they can now not only rapidly
confirm pregnancy, but also have the benefit of being able to monitor the
health of the developing foal right through to birth and can carry out the test
on-the-spot if required."

The EquiTest-ES is available from Tridelta and selected Distributors in Europe
and the USA. Please contact Tridelta on +353 1 2765105 or visit the website at
http://www.trideltaltd.com for details.

For further information please contact:

Brian Hett            Tridelta plc         + 353 872 497789
Mike Wort             Beattie Financial    + 44 207 398 3300
Harry Dutson          Acorn Capital        + 44 870 122 5420

The Directors of Tridelta plc accept responsibility for this announcement

**Source: Newstrack Service**

| Profile | Contact Details | News | Fundamentals | Reports and Accounts | Charts | Add to Portfolio | Close |
|---|---|---|---|---|---|---|---|

## News

### Tridelta plc

---

## News Story          Previous Next

### Tridelta plc - Final Results/Notice of AGM

Tridelta plc     Newstrack Announcements     26/05/2004

FINAL RESULTS & NOTICE OF AGM

The Chairman's statement accompanying the results to 31 December 2003 along with the audited P&L account and Balance Sheet are given below. Copies of the Accounts along with notice of the AGM which is to be held at Royal Hotel Bray Co Wicklow, Ireland on 9th July 2004 at 11:30 a.m. are being sent to shareholders

CHAIRMAN'S STATEMENT

The year 2003 has been a significant year for The Tridelta group. The Company completed its Initial Public Offering on the OFEX market and 2003 represented the first full year of group's (including Tridelta Development Ltd) activities.

The full year result for 2003 shows a turnover of EUR595,231 which represents an increase of 23.5% (over 2002 revenue for Tridelta Development Ltd). At the time of publishing our prospectus we had anticipated that the additional funding would allow us to further increase sales in 2003. There was however a delay in receiving the funding thereby preventing us putting the funds to work in time to see the benefits in 2003. However, I am pleased to say that the increase in sales has began to come through in early 2004 with sales at the end of April 2004 showing a 50% growth over the same period for 2003. Anticipating this delay in development of additional sales in 2003, the Group undertook a programme of prudent cost control measures resulting in the loss for the year being EUR382,491 (2002: EUR308,839, Tridelta Development Ltd); less than 20% over what was projected, which, I believe, highlights one of the company's strengths; good understanding and control over expenditure.

ACUTE PHASE PROTEINS
The sales of Acute Phase Protein assays continue to grow strongly, both with our own label product and through our successful Own Label Agreement with Biosource Inc in the US.

MASTITIS
The Company continues to develop the mastitis application of its proprietary MAA protein, and has teamed up with Milk Testing Ltd to launch the first of its planned line of mastitis detection tests that can be used in milking parlours on the farm, utilising a novel sampling and testing system developed by Milk Testing Ltd. This system was displayed for the first time at the Royal Association of British Dairy Farmers, Dairy Event at the National Agricultural Centre, and Stoneleigh Park in September 2003. Work also continues in the development of an on line system with another of the company's partners Sensortec, with initial trial results looking very promising.

ANIMAL WELFARE
The development of the application has been disappointing. Although the Company continues to work with Marks & Spencer plc on developing the protocol for application on the farm, establishing the trial protocol which will be required in order to begin large scale commercial development of testing in this area, is taking longer than anticipated.

SCIL
The Company has delivered the first batch of kits to SCIL in Germany in the early part of 2004 as part of our on going development agreement. Although the launch of the SCIL Vetlab instrument has been delayed until 2005, Tridelta has developed a range of kits which can be used on existing instrumentation which SCIL will begin marketing in 2004.

One of the major advantages of being a publicly traded Company is the increased ability to expand the Company by acquiring other companies or products. Through careful planning the Company has established an aggressive plan for significant additional expansion of Tridelta by a programme of acquisition. The first step in this plan was raising an additional GBP236,000 which was completed in February 2004. These additional funds will give the Company increased working capital and allow the company to investigate potential acquisition targets.

I am pleased to inform you that since raising these additional funds the

Company has successfully identified three potential acquisition targets and I
hope in the very near future to be able to give you more details on these
targets. However, I can tell you that if we move to the next step of this
acquisition strategy, the Company will need to raise additional funds this will
be undertaken alongside a possible move to the AIM market.

On behalf of the Board of Directors we thank our shareholders for the
confidence and trust they have placed in us.

Sean Henneberry
Chairman
Tridelta plc

CONSOLIDATED PROFIT AND LOSS ACCOUNT

|  | Year ended 31 December 2003 EUR | Period 8 October to 31 December 2002 EUR |
|---|---|---|
| TURNOVER | 595,231 | 104,818 |
| Cost of sales | (193,512) | (58,751) |
| GROSS PROFIT | 401,719 | 46,067 |
| Administrative expenses | (806,424) | (160,356) |
| Amortisation of goodwill | (19,990) | (4,601) |
| Other operating income | 45,000 | - |
| OPERATING LOSS | (379,695) | (118,890) |
| Interest payable and similar charges | (2,796) | (1,569) |
| LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION | (382,491) | (120,459) |
| Tax on loss on ordinary activities | - | - |
| LOSS ON ORDINARY ACTIVITIES AFTER TAXATION | (382,491) | (120,459) |
| RETAINED LOSS FOR THE YEAR | (382,491) | (120,459) |
| Retained loss brought forward | (120,459) | - |
| RETAINED LOSS CARRIED FORWARD | (502,950) | (120,459) |
| EARNINGS PER SHARE | (EUR0.08) | (EUR0.07) |

CONSOLIDATED BALANCE SHEET

|  | As at 31 December 2003 EUR | As at 31 December 2002 EUR |
|---|---|---|
| FIXED ASSETS |  |  |
| Tangible assets | 76,492 | 73,417 |
| Investment in associated undertaking | 520 | 420 |
| Intangible fixed assets | 507,317 | 523,075 |
|  | 584,329 | 596,912 |
| CURRENT ASSETS |  |  |
| Stocks | 78,859 | 99,384 |
| Debtors | 234,900 | 155,546 |
| Cash at bank and in hand | 3,886 | 956 |
|  | 317,645 | 255,886 |
| CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR | (387,225) | (349,695) |
| NET CURRENT (LIABILITIES) | (69,580) | (93,809) |
| TOTAL ASSETS LESS CURRENT LIABILITIES | 514,749 | 503,103 |
| CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR | (8,812) | (24,343) |
| NET ASSETS | 505,937 | 478,760 |
| CAPITAL AND RESERVES |  |  |
| Called up share capital | 516,519 | 443,939 |
| Share premium account | 492,368 | 155,280 |
| Profit and loss account | (502,950) | (120,459) |
| SHAREHOLDERS' FUNDS - EQUITY INTERESTS | 505,937 | 478,760 |

FOR FURTHER INFORMATION PLEASE CONTACT:

| BRIAN HETT | TRIDELTA PLC | + 353 1 276 5105 |
| MIKE WORT | BEATTIE FINANCIAL | + 44 207 398 3300 |
| HARRY DUTSON | ACORN CAPITAL | + 44 870 122 5420 |

THE DIRECTORS OF TRIDELTA PLC ACCEPT RESPONSIBILITY FOR THIS ANNOUNCEMENT

Source: Newstrack Service



| Profile | Contact Details | News | Fundamentals | Reports and Accounts | Charts | Add to Portfolio | Close |

## News

**Tridelta plc**

---

### News Story                                                      Previous   Next

**Tridelta plc - Introduction of New Test**

Tridelta plc                    Newstrack Announcements              31/08/2004

TRIDELTA INTRODUCES NEW SALMONELLA TEST FOR PIGS

Tridelta plc, (OFEX: TRD) the Irish based veterinary diagnostics company that
develops, manufactures and sells products for the animal healthcare industry, is
pleased to announce a significant addition to its range of high quality, animal
welfare orientated diagnostic tools. The Company has just announced the release
of a new ELISA-based diagnostic assay for use in the detection of various
Salmonella species in pigs.


The new test is being introduced following extensive independent scientific
evaluation of its performance, the results of which show that the Company has
developed a new test which correlates to the highest international reference
standards available.


Tracking Salmonella infection through the food chain is a major target of food
safety control procedures. Of particular importance is the detection of
Salmonella infections in pig herds, as the disease can be transmitted rapidly
through a herd from an infected source by oral exposure regardless of the
conditions under which the pigs are reared.  This results in economic losses to
the pig industry as a result of sick animals not gaining weight economically and
also represents a major potential source of infection being introduced into the
human food chain. A recent publication ( Dr Paul Blanchard, et al) estimated the
cost to the EU economy of Salmonella at EUR 2 billion per annum.


Salmonella testing has gained in significance in recent years following many
large scale health scares as a result of contaminated products, especially pork,
entering the food chain undetected. The purpose of the new test is to prevent
such outbreaks and increase food safety by identifying infected animals at the
point of slaughter and allowing preventative programmes to be implemented to
reduce infection levels.


A new EC directive which will be mandatory by 2007 requires that Salmonella
screening of all pig herds must be performed by member states. Currently, in
Denmark, which has a significant pig production industry and has had a
Salmonella testing programme in place for some time, approximately 600,000
Salmonella tests are performed annually on a pig population of approximately 25
million. The experience in Denmark, where surveillance was introduced in 1993,
is that infection levels have reduced from 4% to around 0.7% and have remained
consistently below this level subsequently. Across Europe therefore, with an
estimated total pig population of over 200 million, by extrapolating from the
Danish model, the potential European market for Salmonella testing would be a
minimum of 4 million tests per annum. With a pig population in excess of 100
million in the USA, the opportunity for further significant market expansion is
apparent.


Although there are competitive tests available, Tridelta believes that the
introduction of this new Salmonella assay coupled with the company's unique
range of Acute Phase Protein assays, offers a comprehensive range of leading
edge biological assays for monitoring animal welfare at all stages of meat
production, giving the Company a significant marketing advantage in this field.


Commenting on the introduction of the new Salmonella test, Brian Hett, CEO of
Tridelta said:


"It has taken us just 12 months to develop, validate and introduce this new test
for a market that is now set to grow dramatically with the adoption of the new
EC directive.  Already we are seeing European Governments publishing tenders for
this test to monitor the prevalence of Salmonella in their respective national
herds and we confidently expect to gain a significant share of this new
market."

```
For further information please contact:

Brian Hett                      Tridelta plc              + 353 1 2765105
Mike Wort / John Moriarty       Beattie Financial         + 44 207 398 3300
Harry Dutson          Acorn Capital      + 44 870 122 5420

The Directors of Tridelta plc accept responsibility for this announcement
```

**Source:**

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## News

**Tridelta plc**

---

### News Story                                                    **Previous**

### Tridelta plc - Interim Results

```
     Tridelta plc              Newstrack Announcements           29/09/2004

                               TRIDELTA PLC

             INTERIM RESULTS FOR THE SIX MONTHS TO 30 JUNE 2004

                             29 September 2004


                           CHAIRMAN'S STATEMENT
```

The half year results for 2004 show a turnover of EUR373,697 which represents an increase of over 33% against the same period in 2003.

ACUTE PHASE PROTEINS (APP)
The sales of Acute Phase Protein assays continue to grow strongly, both with our own label product and through our successful Own Label Agreement with Biosource Inc in the US, with whom we have negotiated a significant increase in transfer price which will be reflected in the sales for the second half of this year.

MASTITIS
The Company launched a laboratory version of the Mast ID kit (based on its proprietary MAA protein), earlier in 2004. The kit has started to generate sales with customers in laboratories involved in mastitis research. It is envisaged that this development will help establish MAA as an important marker of mastitis for commercial dairy application.
The Company also continues to further develop the mastitis application of its proprietary MAA protein through its partnership with Sensortec (NZ). The initial data from the recently completed technology feasibility study of an on-line Sensor is very positive and the Company, in conjunction with its development partners, intends to move the project to the field trial phase by the end of 2004/early 2005

ANIMAL WELFARE
The development of this application has been slower than anticipated; however, a study has now been completed in conjunction with Marks & Spencer plc which has shown very positive results. The Company is now in the process of developing these results to form the basis of a practical commercial model for implementation on an industrial scale.

SCIL
The launch of the SCIL Vetlab instrument has been delayed until late 2005, which has resulted in a delay in the progression of this strategy. However Tridelta is working with SCIL to offset some of the resultant revenue short fall, by developing its APP methodologies and techniques, with SCIL, to produce specific kits for use on the large clinical chemistry instruments that are typically found in large reference laboratories. SCIL will use its extensive distribution channels to exclusively market these products.

The accounts show an Expenditure on Corporate Development of EUR109,677. This forms part of the Company strategy for growth of the Company by acquisition. As a result, a number of targets have been identified; one in particular is at an advanced stage of discussion and would significantly enhance the value of the Company.


On behalf of the Board of Directors we thank our shareholders for the Confidence and trust they have placed in us.


Sean Henneberry
Chairman
Tridelta plc


```
                                        UNAUDITED        UNAUDITED
                                      CONSOLIDATED     CONSOLIDATED
```

|  | SIX MONTHS TO 30TH JUNE 2004 | SIX MONTHS TO 30TH JUNE 2003 |
|---|---|---|
| TURNOVER | EUR373,697 | EUR279,435 |
| Cost of Sales | EUR105,414 | EUR87,887 |
| GROSS PROFIT | EUR268,283 | EUR191,548 |
|  | 72% | 69% |
| Staff Costs | EUR216,263 | EUR189,992 |
| Depreciation and Amortisation | EUR19,868 | EUR15,475 |
| Other Operating Charges | EUR189,661 | EUR171,572 |
| Expenditure on Corporate Development | EUR109,677 |  |
| OPERATING LOSS | -EUR267,186 | -EUR185,491 |
| Interest Payable & Similar Charges | -EUR1,718 | -EUR1,562 |
| Dividends |  |  |
| OPERATING LOSS ON ORDINARY ACTIVITIES | -EUR268,904 | -EUR187,053 |
| LOSS FOR THE PERIOD | -EUR268,904 | -EUR187,053 |
| Loss per Ordinary Share | (4.8c) | (3.6c) |

BALANCE SHEETS

|  | UNAUDITED CONSOLIDATED 30TH JUNE 2004 | UNAUDITED CONSOLIDATED 30TH JUNE 2003 |
|---|---|---|
| FIXED ASSETS |  |  |
| Intangible Assets | 498,011 | 625,337 |
| Tangible Assets | 70,237 | 84,223 |
| Investments | 520 | 420 |
|  | 568,768 | 709,980 |
| CURRENT ASSETS |  |  |
| Stocks | 93,401 | 89,177 |
| Debtors | 312,654 | 220,214 |
| Cash at Bank | 4,922 | 1,530 |
|  | 410,977 | 310,921 |
| CURRENT LIABILITIES |  |  |
| Other Creditors due within one year | -412,838 | -589,881 |
|  | -412,838 | -589,881 |
| TOTAL ASSETS LESS CURRENT LIABILITIES | 566,907 | 431,020 |
| Creditors due over one year | -2,368 | -15,254 |
|  | 564,539 | 415,766 |
| CAPITAL & RESERVES |  |  |
| Called-up Share Capital |  |  |
| Ordinary Shares | 557,019 | 443,939 |
| Share Premium Account | 779,374 | 229,955 |
| Profit & Loss Account | -771,854 | -258,128 |
| Shareholders' Funds | 564,539 | 415,766 |

FOR FURTHER INFORMATION PLEASE CONTACT:

| BRIAN HETT | TRIDELTA PLC | + 353 872 497789 |
| MIKE WORT | BEATTIE FINANCIAL | + 44 207 398 3300 |
| HARRY DUTSON | ACORN CAPITAL | + 44 870 122 5420 |

THE DIRECTORS OF TRIDELTA PLC ACCEPT RESPONSIBILITY FOR THIS ANNOUNCEMENT

**Source:**

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This document is important and requires your immediate attention. If you are in any doubt about the contents of this document, you should consult, if you are in the United Kingdom, a person authorised under the UK Financial Services and Markets Act 2000 or, if you are in Ireland, a person authorised or exempted under the Investment Intermediaries Act, 1995 of Ireland or the Stock Exchange Act, 1995 who, in either case, specialises in advising on the acquisition of shares and other securities.

A copy of this document (which has been drawn up in accordance with the requirements of the European Communities (Transferable Securities and Stock Exchange) Regulations, 1992 of Ireland), having attached thereto the consents referred to in paragraph 17 of Part IV of this document and copies of the material contracts referred to in paragraph 12 of Part IV of this document has been delivered to the Registrar of Companies in Ireland for registration in compliance with Section 47 of the Companies Act, 1963 of Ireland and a copy of this document (which is also been drawn up in accordance with the requirements of the UK Public Offers of Securities Regulations, 1995 (the "POS Regulations") ) has also been delivered to the Registrar of Companies in England and Wales for registration in accordance with the Regulation 4 (2) of the POS Regulations.

To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this Prospectus is in accordance with the facts and does not omit anything likely to affect the import of such information. The Directors of Tridelta plc, whose names are set out on page 3, accept responsibility accordingly, including individual and collective responsibility, for all information contained in this document.

The share capital of the Company is not presently listed or dealt in on any stock exchange. It is intended that an application will be made for all the Ordinary Shares of the Company to be traded through OFEX, a market operated by OFEX plc in accordance with the OFEX Rule Book to allow trading in the shares of unquoted companies. OFEX is a market for unlisted and unquoted securities regulated by the Financial Services Authority. **It is emphasised that no application is being made for the admission of the Ordinary Shares to the Official List of the UK Listing Authority or to trade on the Alternative Investment Market of the London Stock Exchange ("AIM"). The OFEX Rules are less demanding than those of the Official List or of AIM.**

**The whole text of this document should be read. An investment in Tridelta plc involves a great degree of risk and in particular, attention is drawn to the section called "Risk Factors" in Part II of the document. An investment in the Company may not be suitable for all recipients of this document. Prospective investors should consider carefully whether an investment in the Company is suitable for them in the light of their personal circumstances and the financial resources available to them.**

# TRIDELTA PLC
*(Incorporated in the Ireland under the Companies Acts 1963 to 2001, No. 357237)*
## Offer for Subscription
## of up to 1,176,470 Ordinary Shares of €0.10 each @ €0.85 or Stg £0.54 per Offer Share

### Share capital following the Offer
### (assuming full subscription of the Offer Shares)

|  | Authorised | | Issued | |
|---|---|---|---|---|
|  | € | Number | € | Number |
| **Ordinary Shares** | **1,000,000** | **10,000,000** | **561,586.40** | **5,615,864** |

Acorn Corporate Finance Limited, which is regulated by the Financial Services Authority and a member of OFEX, is the Company's Corporate Adviser for the purposes of the Offer.

The advisers named on pages 3 and 4 are acting for the Company and for no one else in relation to the arrangements proposed in this document and will not be responsible to anyone other than the Company for providing the protections afforded to clients of such advisers or for providing advice in relation to the offer.

The Ordinary Shares which are the subject of the Offer will rank in full for all dividends or other distributions hereafter declared, made or paid on the ordinary share capital of the Company and will rank pari passu in all respects with all other Ordinary Shares which will be in issue on completion of the Offer.

In making any investment decision in respect of the Offer, no information or representation should be relied upon in relation to the Offer, Tridelta plc, its subsidiary, or investments or the Ordinary Shares, other than as contained in this document. No person has been authorised to give any information or make any representation other than those contained in this document and, if given or made, such information or representation must not be relied upon as having been authorised.

The subscription list will open at 10.00 am on 28th April 2003 and may be closed at any time thereafter, but in any event no later than 3 pm on 31st May 2003, unless extended by the Directors to a date not later than 3 p.m. on 25th June 2003. The terms and conditions and procedure for application are set out on pages 63 to 66 of Part V and the Application Form is set out in pages 67 to 68 of this document. The Offer is underwritten in respect of the Minimum Subscription and the Directors will not allot any shares unless applications are received for a minimum of 705,883 Offer Shares by the closing of the subscription list and application has been accepted for the shares to be traded on OFEX.



# CONTENTS

|                                            | Page |
|--------------------------------------------|------|
| DIRECTORS, SECRETARY AND ADVISERS          | 3    |
| TIMETABLE OF EVENTS                        | 5    |
| OFFER RESTRICTIONS                         | 5    |
| OFFER STATISTICS                           | 5    |
| KEY INFORMATION                            | 6    |

| PART I | Information on the Group | 7 |
|--------|--------------------------|---|
|        | Introduction | 7 |
|        | Background Science | 7 |
|        | The Products | 11 |
|        | Sales and Distribution | 15 |
|        | Markets | 15 |
|        | Competition | 17 |
|        | Contracts and Licencing Agreements | 17 |
|        | The Directors | 18 |
|        | The Management | 19 |
|        | Reason for the Offer and Admission | 20 |
|        | Information about the Offer | 21 |
|        | Terms of the Offer | 21 |
|        | Share Options | 21 |
|        | Marketability of Ordinary Shares | 21 |
|        | Dividend Policy | 22 |
|        | Corporate Governance | 22 |
|        | CREST | 22 |
|        | Risk Factors | 23 |

| PART II | Accountants' Report | 24 |
|---------|---------------------|----|
| PART III | Illustrative Financial Projections | 39 |
|         | Definitions | 42 |
| PART IV | Additional Information | 46 |
| PART V | Application Under the Offer | 63 |



# DIRECTORS, SECRETARY AND ADVISERS

**Directors:**

Sean Henneberry,
Non Executive Chairman,
18 Princeton,
Ardilea,
Clonskeagh,
Dublin 14.

Brian Hett,
Director,
"Caymanas",
The Nurseries,
Delgany,
Co Wicklow.

Kieran Walshe,
Director,
114 The Old Mill,
Ratoath,
Co Meath.

Paul Torgerson,
Non-Executive Director
Letzacherstrasse 15
Fällanden 8117
Switzerland

Brian Flavin
Non-Executive Director
206 Beech Park,
Lucan,
Co. Dublin

**Company Secretary and Registered Office:**

Brian Hett,
48 Main Street,
Bray,
Co Wicklow.

**Corporate Advisers:**

Acorn Corporate Finance Limited,
Bollin House,
Riverside Park,
Wilmslow,
Cheshire SK9 1DP,
England.

**Solicitors to the Company:**

Ivor Fitzpatrick & Company,
44 - 45 St Stephens Green,
Dublin 2.

**Solicitors to the Corporate Advisers:**

Halliwell Landau,
St James's Court,
Brown Street,
Manchester, M2 2JF,
England.



**Auditors and Reporting Accountants:**                     Hamill Spence O'Connell,
                                                            Adelaide House,
                                                            90 Upper Georges Street,
                                                            Dun Laoghaire,
                                                            Co Dublin.

**Principal Bankers:**                                      Bank of Ireland,
                                                            46 Main Street,
                                                            Bray,
                                                            Co. Wicklow.

**Registrars:**                                             Capita Corporate Registrars Plc.
                                                            Unit 5,
                                                            Manor Street Business Park,
                                                            Manor Street,
                                                            Dublin 7.

**Irish Receiving Agent:**                                  Capita Corporate Registrars Plc.
                                                            Unit 5,
                                                            Manor Street Business Park,
                                                            Manor Street,
                                                            Dublin 7.

**UK Receiving Agent:**                                     Capita IRG Plc,
                                                            Corporate Actions,
                                                            P.O. Box No. 166,
                                                            The Registry,
                                                            34 Beckenham Road,
                                                            Beckenham,
                                                            Kent BR3 4TH,
                                                            England.



# TIMETABLE OF EVENTS:

Publication of this Prospectus                                                    25$^{th}$ April 2003

Subscription List opens                                                           10.00 a.m on 28$^{th}$ April 2003

Latest time and date for receipt of Application Forms
(unless extended to a time and date not later than 3.00pm
on 25$^{th}$ June 2003)                                                           3.00 p.m. on the 31$^{st}$ May 2003

# OFFER RESTRICTIONS:

On Admission, the Existing Shareholders and persons connected with them will be interested in an aggregate of 4,042,354 Ordinary Shares (the Existing Shares) representing 71.98% of the enlarged issued share capital of the Company.

The Existing Shareholders on behalf of themselves, their families and others deemed to be connected with them, have undertaken to Acorn not to dispose of the Existing Shares (except in certain limited circumstances) for a period of 12 months following Admission without the prior consent of Acorn.

# OFFER STATISTICS:

The Statistics below assume full subscription under the Offer

| | |
|---|---|
| Offer Price | €0.85 or Stg £0.54 |
| Number of Ordinary Shares in issue following Admission | 5,615,864 |
| Market Capitalisation at the Offer Price following the Offer | €4.77m |
| Number of Offer Shares the subject of the Offer | 1,176,470 |
| Net proceeds of the Offer receivable by the Company. | €870,000 |
| Percentage of the enlarged issued share capital being offered | 20.9% |



# KEY INFORMATION

*The following information is derived from and should be read in conjunction with the full text of this Prospectus. Particular attention is drawn to the Risk Factors in paragraph 18 Part I on page 23*

- Tridelta Development Limited, the entire issued share capital of which is held by the Company, was formed in 1996 and is engaged in the development and manufacture of diagnostic products for application principally within the animal health care market.

- Tridelta has commercialised five technologies to date, with products used in most of the major pharmaceutical companies such as GlaxoSmithKline Astra-Zeneca, Pfizer and Merck and veterinary research centres worldwide.

- Product sales for the year to 31 December 2001 were €353,963 an increase of 50% on the previous year. These increased in 2002 by 36% to €481,813 with a further increase of 126% expected in the current year to €1,019,385, reflecting the continued growth of existing products and the take up of new products introduced in 2002. Total revenues including development contracts are projected to be in excess of €1.2 million.

- Tridelta has licensed a patented protein, designated as "MAA" with applications in the detection of bovine mastitis. Developments are underway for a prototype, which allows the implementation of mastitis detection on the farm.

- Tridelta has signed a co-development agreement with Sensortec NZ, to additionally develop the MAA technology for use in an in-line sensor to be used in the automated detection of mastitis on the farm.

- Tridelta has entered into an agreement with SCIL GmbH, a leading veterinary diagnostic company, to develop a range of tests for the new SCIL analyser for use by veterinary surgeons in private practice.

- An agreement has been signed with Marks and Spencer Plc to evaluate Tridelta products to monitor the health status of animals on its supplier farms as part of their farm animal quality assurance programme.

- In 2000 Tridelta established a joint venture company, TriMed Inc. USA, in collaboration with The UNEMED Corporation, Nebraska, to develop and commercialise the therapeutic applications of the MAA protein. TriMed Inc. USA is not reliant on Tridelta for funding and will raise its own capital separately.

- The proceeds of the fundraising will be used by the Group to:

  - provide working capital
  - facilitate the expansion of the Group's manufacturing and research facility
  - fund field trials
  - purchase of capital equipment for manufacturing and research.



INFORMATION ON THE GROUP

## 1. INTRODUCTION

Tridelta and Tridelta Plc ("The Group") develops and manufactures diagnostic products for application principally within the animal health care market. Tridelta was established in 1996 to identify, acquire and commercialise novel proprietary technologies within the high margin, high growth segments of the veterinary diagnostic market. It has commercialised five technologies to date, with products used in most of the major pharmaceutical companies, research laboratories, state laboratories and private laboratories world wide. Product sales for the year to 31$^{st}$ December 2001 were €353,963 an increase of 50% on the previous year. These increased in 2002 by 36% to €481,813 and are expected to further increase by 126% in 2003 to €1,019,385. This high growth rate is produced by a combination of the continued growth of existing products and the take up of new products introduced during 2002. Total revenues including development contracts of over €1.2 million are projected for the current year.

Tridelta was funded initially by investment from the founders between September 1996 and April 1999. This was followed by a mixture of seed capital and loans provided by the Irish government and institutional investors, such as Campus Companies Venture Capital Fund, between April 1999 and April 2000. In addition, Tridelta has been awarded several research grants to facilitate its research and development programme. This initial funding has enabled the Company to successfully bring its "PHASE" range of products to market. Furthermore, it has enabled it to investigate the potential of the newly discovered and patented MAA protein for application in the detection of bovine mastitis and to develop prototype technologies for the implementation of mastitis detection on the farm. Further funding to support the original development of the company was raised from institutional and private investors in October and November 2002.

An agreement has been entered into with SCIL GmbH, a leading veterinary diagnostic company, to develop a range of tests for the new SCIL analyser for use by veterinary surgeons in private practice.

Tridelta has also signed a co-development agreement to develop inline sensors for use in detection of mastitis on the farm with Sensortec NZ, the research arm of a major milking machine manufacturer.

A further key agreement has been signed with Marks and Spencer Plc to evaluate the use of Tridelta products to monitor the health status of animals on its supplier farms as part of their farm animal quality assurance programme.

In 2000, Tridelta established a joint venture company, TriMed Research Inc. USA, in collaboration with UNEMED, University of Nebraska, to develop and commercialise the therapeutic application of the MAA protein. Early stage research indicates that specific segments of the protein (peptides) have the potential to reduce or eliminate the presence of microbial contaminants in the small intestine. The initial focus of the company will be the application of this discovery in the treatment of infection in premature and low birth weight babies. This business will be funded separately with Tridelta holding a 45% equity stake as at 10$^{th}$ April 2003.

## 2. BACKGROUND SCIENCE

The Group's technologies can be divided into two areas of the business: those technologies used in Tridelta's current products and technologies that fuel the Group's research and development pipeline.

### (i) Current Technologies

### Acute Phase Proteins

The current products are based on technologies for the detection of a range of Acute Phase Proteins present in the blood of animals. These proteins are general indicators of health and are either absent or present at very low concentrations in the blood when an animal is healthy. However, the levels of these proteins in blood rise rapidly and significantly in response to a problem, increasing up to 1000 fold when compared with the levels detected under normal conditions. The tests provide very useful information in establishing the overall general state of health of the animal and reduces the reliance on the use of a wide range of very specific and highly expensive tests.



## Typical Acute Phase Response of Major Acute Phase Proteins In A Bovine



The Acute Phase Proteins rise in response to the inflammatory challenge and then return to normal levels on resolution of the problem.

Tridelta has focused on three of these proteins for use in monitoring animal health:

1. **Haptoglobin (Hp)**

2. **Serum Amyloid A (SAA)** .

3. **C-Reactive Protein (CRP)**

These three proteins are the major Acute Phase Proteins that occur in most animals and the level and pattern of proteins found in the animals can vary from species to species; but between these three, the general health status of most animals can be monitored. Species of specific interest include, pigs, cattle, horse, sheep, dogs, cats, and rodents.

The Tridelta Phase range assays have allowed global research and development laboratories across a wide range of specialities to effectively utilise Acute Phase Protein testing in their work. Tridelta's Phase range has not only been successful in replacing the older technology, which was complicated, expensive and inaccurate, but has also allowed for an expansion in the use of testing in areas where this testing was not previously performed. In Pharmaceutical Research in particular, it is important to establish the safety of a drug candidate in the early pre-clinical stage of animal testing prior to advancing to expensive and time consuming human trials.

### (ii) Pipeline Technologies

Tridelta is working on a series of new technologies for use in the animal welfare and healthcare markets. These are based both on new applications of existing technologies as well as newly discovered proprietary technologies.

- **Mammary Associated Amyloid and Mastitis**

The Board believes that one of the major opportunities for growth potential is in the detection of mastitis. Mastitis is the biggest single cause of financial loss to the dairy industry worldwide, estimated at $2 billion per year in the USA alone. The opportunity is based on the discovery of a new Acute Phase Protein, Mammary Associated Amyloid protein (MAA) that has been specifically detected in the milk of cows. The MAA protein has been patented for use as a biological marker of mastitis and offers considerable potential for application in dairy farm herd management.

Subclinical mastitis (no obvious signs or symptoms of infection) is the major cause of financial loss, with up to 40% of a herd affected at any one time. Currently detection of mastitis (clinical and subclinical) is based on the counting of Somatic Cells, either from individual cows, or from the bulk tank milk into which all the herd's milk is collected daily. The somatic cell count (SCC) can only be performed in specialised laboratories, requires expensive automated equipment and can take up to a month before results are reported back. This has serious implications for the farmer, who is paid a premium price for milk depending on the SCC levels of his bulk tank. Any delay in identifying a

8



problem with the bulk tank milk affects the monthly payment from the milk processors. At present there is no way for the farmer to monitor the quality of his milk on a daily basis. Recent independent scientific studies have clearly established that detection and monitoring of MAA has the potential for addressing this problem. Sensortec, in co-operation with Dexcel, has performed an objective trial to evaluate the potential commercial benefits of the MAA technology as an on-farm mastitis diagnostic and reported *"the results of the study are very convincing. Without doubt this test has merit"*. Following their evaluation, Sensortec has now entered into a commercial development agreement with Tridelta for aspects of the MAA diagnostic technology, as well as signing a further agreement for the worldwide distribution rights to the MAA testing for off-farm laboratory testing.

### • Animal Welfare

The recent out-breaks of BSE, foot and mouth disease (and wasting disease in the UK pig herds) has resulted in a significant drive to introduce stricter levels of control in all areas of the production cycle, from farm to the shop. Within this framework, Acute Phase Proteins have been identified as offering considerable benefit in assessing the health and welfare of animals on the farm, up to and including post-slaughter inspection at the processing plant. The current Tridelta tests can be used to assess the levels of these proteins, but can only be run in a laboratory setting. Tridelta has identified several alternative platform technologies which will allow for mass screening of animals at the processing plant as well as for use on the farm using simple, disposable point of care test formats.

### • C-Reactive Protein

In human medicine C-reactive protein (CRP) is widely used in monitoring inflammation. Increasingly, it is now also used as a very important prognostic indicator for likely onset of cardiac problems, so that the role of the test has taken on greater significance. All existing commercially available tests for CRP are species specific, (i.e. a test for one species cannot be used for others) and rely on the use of antibodies for the detection and monitoring of CRP. However, Tridelta has discovered a novel technology that can detect CRP without the use of antibodies. Furthermore, the basic technology has the potential for use in detecting CRP from any species, so that one test will have multi-species application. While Tridelta ultimately plans to apply this new technology for use in widespread detection of CRP in animals of interest, the Company will sub-licence this technology for use in the field of human diagnostics. Current testing for CRP in human diagnostics is estimated to be worth US$200 million per annum. Patent applications for this technology have been filed.

### • Companion Animal Diagnostics

It is estimated that there are 35 million domestic cats and dogs in Europe. The market for small/companion animal products is now worth more than US $2.5 billion annually when sales of therapeutics, diets and over the counter products are included. In the USA US$46.5 million is spent on two diagnostic products alone: canine heartworm (US$26.5 million) and feline leukaemia (US$20 million).

Veterinarians world-wide would be willing to offer an improved service if they had the technology available to them similar to their contemporaries in the human health care field. It is, therefore, a prime market for development, as the science and technology are understood and only need adaptation for use in the veterinary world. The additional expense of diagnostic tests is increasingly being covered by pet healthcare insurance, in addition the public are now demanding a more complete healthcare service and vets no longer have the financial constraints of the owner to consider.

Diagnostic tests can be broken down broadly into three market segments:

1.  Enzymatic assays for enzymes and substrates, for example blood glucose.

2.  Immunodiagnostics assays for proteins and hormones, for example thyroid activity.

3.  Assays to detect pathogens, for example salmonella.

Kits for enzymatic assays are readily interchangeable between species and are available for the veterinary world. However, with immunodiagnostics, and in the case of some pathogens, the assays are species specific, and at present



most assays available to veterinary laboratories are human kits that are in some way adapted by the individual laboratories. This is far from satisfactory, often resulting in large variations in results. In some cases no animal assay is currently available.

Immunodiagnostics for companion animals (dogs, cats) are currently sent away to specialist centres for results. Therefore there is a major opportunity to develop a point of care system, which would enable the vet to perform these assays in the surgery. Tridelta has leveraged this opportunity and has signed an agreement with SCIL GmbH to develop such a point of care system.

SCIL GmbH is the second biggest company world wide in the supply of equipment and tests for the companion animal sector. SCIL has acquired the rights for a new immunological analyser, currently in development for use in the field of human diagnostics, and will focus the sale of this instrument towards private veterinary practices in the US and in Europe. Tridelta's agreement with SCIL is to develop and manufacture a range of assays for use on this analyser.

## TriMed Research Inc.-The MAA Therapeutic

Following the initial discovery of the MAA protein, subsequent studies, performed in collaboration with researchers in the USA have demonstrated that the MAA protein has the potential for use in therapeutic treatment of intestinal infection. Additional patents have been filed to cover the MAA technology for these therapeutic applications. The discovery has resulted in the establishment of a joint venture company, TriMed Research Inc., between Tridelta and UNEMED, based in the University of Nebraska USA, to further develop this highly innovative discovery (Tridelta currently has a 45% holding in the TriMed operation). The company intends to focus the initial development programme on a treatment for intestinal infection in premature babies.

The disease, Necrotising Enterocolitis (NEC) is a significant problem in premature babies, and the number of cases is growing world wide as methods for treating infertility improve and multiple births become more common. There are no current treatments for this problem and it is anticipated that any successful treatment would receive "Orphan Drug" Status and could be fast-tracked to the market. It is estimated that the market opportunity for this treatment alone is worth in the region of US $150-$300 million annually.

TriMed is currently seeking funds in the US to take the development on to the next stage. The development time frame is estimated at between 5-7 years, but given the potential for orphan drug status, the Directors believe that the product could potentially reach the market in less than five years. Following initial launch for NEC treatment, the company's initial research indicates that the MAA therapeutic could be further developed for use in the treatment of a wide variety of other problems, with the potential for prophylactic treatment being developed for both human and veterinary healthcare.

This company is to be separately funded with Tridelta retaining an equity interest. It therefore represents a long-term opportunity for capital gain and/or dividend income.

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## 3.    The Products

Tridelta holds a number of exclusive worldwide licences both for its current products and the new technologies under development.

Tridelta has developed and is developing a number of products that it either sells under the Tridelta label or own label products for other companies (OEM).

### (i)  Tridelta Label

### Current Products

Tridelta currently has five fully developed, revenue generating products, which make up its current "PHASE" range of acute phase protein assays.

### "PHASE" Haptoglobin

The first product in Tridelta's range of Acute Phase Protein assays, "PHASE" Haptoglobin was released to the market ahead of schedule in January 1999. "PHASE" Haptoglobin is the first non-immunological, non-species specific, colorimetric assay for Haptoglobin. The assay was developed by Tridelta in conjunction with the University of Glasgow Veterinary Department and utilises the spectroscopic analysis of the haptoglobin-haemoglobin complex to produce an assay which can be used on a variety of automated analysers, allowing convenient, accurate and rapid analysis of specimens in large numbers. For the first time, workers are able to utilise a single assay, on a range of species. Prior to the introduction of "PHASE" Haptoglobin, pharmaceutical companies, for example, had to develop their own "in-house" immunological assay for haptoglobin, which, as well as being tedious and time consuming, had to be validated for each species involved and had to be further re-validated for each new batch of antiserum used.

The introduction of the "PHASE" range of assays has the potential to save pharmaceutical companies millions of pounds while at the same time, providing more precise data. The ease of use afforded by "PHASE" Haptoglobin has already led to its substitution of the old inferior technology.

Tridelta holds an exclusive licence for this technology worldwide and is currently successfully marketing the assay to pharmaceutical companies, universities, veterinary laboratories, food safety institutions and research facilities around the globe.



## ELISA
## Enzyme Linked Immuno Sorbent Assay

The SAA and CRP assays utilise the established ELISA principle as shown below;

**Assay Principle**



-Antibodies bound to wells of an ELISA plate

-Sample is added
-Analyte binds to antibody

Clear

-Enzyme labelled antibody is added, binds to analyte

TMB

-TMB substrate is added, colour change is produced

Blue Colour

The intensity of the colour produced is directly proportional to the amount of analyte present

## "PHASE" Serum Amyloid A Assay

Tridelta introduced the "PHASE" Serum Amyloid A Assay in July 1999 and holds a worldwide licence for this ELISA technology (fig.1) developed by the University of Nebraska, Omaha, USA. The introduction of this second major Acute Phase Protein Assay, marketed to the same customer groups as the "PHASE" Haptoglobin Assay, further established Tridelta as a producer of leading edge, innovative diagnostic assays in the eyes of its customers.

Measurement of SAA had suffered from similar drawbacks to haptoglobin but with the introduction of the rapid, simple and convenient "PHASE" SAA, similar benefits have accrued to end-users: the assay is again multi-species, one assay can be used for a variety of subject animal species and validation, reproducibility and accuracy have again been removed as concerns from the diagnostic process.

The assay is being sold in increasing numbers to pharmaceutical companies, universities, veterinary laboratories, food safety institutions and research facilities worldwide.

In addition to the above multi-species tests, Tridelta have three species specific tests: -

## "PHASE" Mouse Serum Amyloid A, this is a test specifically aimed at both academic and pharmaceutical research centres worldwide.



**"PHASE" CRP-Canine** is the first commercially available ELISA CRP (carbon-reactive protein) assay for dogs, with applications in both research and veterinary practice situations.

**"PHASE" CRP-Porcine** is the first commercially available ELISA CRP assay for pigs, which has applications in the food quality and animal welfare areas, as well as potential use in medical research.

Tridelta has recently been approached by Astra-Zeneca to develop several of Tridelta's "PHASE" assays, which they are already using routinely, into an automated form to allow for increasing usage.

## Pipeline Products

### Mastitis

Three market segments have been identified for the development of assays using Tridelta's proprietary MAA technology for on-farm testing.

Mastitis is recognised as a double edged sword for the dairy industry, affecting both the health and productivity of the affected animal and also the quality of the milk produced, which can lead to serious financial penalties and in extreme cases can result in discarding of the entire milk collection.

Recent independent research utilising Tridelta's leading edge MAA technology has been published and presented at the prestigious **International Symposium on Mastitis and Milk Quality conference, held in September 2001 under the auspices of the National Mastitis Council and the American Association of Bovine Practitioners.** Researchers from the United Kingdom and Sweden independently established that MAA appears in the milk of affected dairy cows in the presence of disease, stating:

*"The results of this experiment show that acute phase proteins are a specific marker for infected mammary glands."*

Additional research was carried out to establish the diagnostic significance of the MAA in the milk, with the researchers finding that:

*"Results suggest that MAA may be useful as a diagnostic marker for clinical and possibly subclinical mastitis from approximately eight days after calving and possibly from around 3 days after calving."*

*"This study shows that Milk Amyloid A is a sensitive marker of inflammation also in milk."*

Importantly, work was also carried out to establish the effectiveness of MAA when compared with current diagnostic methods, the results of which led the research groups to state:

*"Cows that developed clinical mastitis showed an increase in MAA approximately 24 hours prior to an increase in SCC and 2-3 days prior to the detection of clinical signs. Measurement of MAA may lead to earlier diagnosis of mastitis that could lead to improved cure rates due to rapid use of appropriate therapy and also possibly increased sensitivity of detection of some pathogens."*

*"The levels of MAA in subclinical mastitis are approximately half those seen in clinical disease and the MAA were shown to correlate well with conventional markers of subclinical disease such as SCC."*

### (a) Bulk Tank Monitor

The herd is normally milked twice per day on a dairy farm and all milk is collected daily into a holding tank (the bulk tank) and held for shipment to the dairy by tanker; the frequency of tanker collection can vary. The quality of the milk depends on the incidence of mastitis in individual cows but the farmer must rely on a laboratory-based test to assess the milk quality. He has no control on the farm other than to rely on visual inspection of individual cows, and symptoms are only evident when an animal has clinical, but *not* subclinical mastitis. Tridelta has identified that the



monitoring of bulk tank MAA levels could provide the farmer with a daily assessment of his bulk tank milk, allowing him to take immediate action should he detect evidence of an outbreak of mastitis. Further studies are in progress to substantiate the use of the MAA protein for use in analysis of bulk tank milk. In addition, Tridelta has now identified a platform that will allow the Company to develop a bulk tank test for easy and simple use on the farm.

## (b) Cow side test

Development of a prototype test for use "cow side" has commenced and is based on a simple "dip-stick" technology similar to that used for home-use pregnancy tests. The test will be aimed at identification of the infected cow(s) so that the farmer can isolate the animal(s) for treatment. Furthermore it will allow the farmer to redirect the milk away from the bulk tank, ensuring his Bulk Tank SCC is not compromised by infected animals.

The ability to identify specific animals with mastitis, and critically, which quarter is infected, will allow the farmer to treat the infected animal quickly so that milk produced returns to an acceptable quality for collection in the bulk tank. Over 70% of cows with high milk SCC do not have any clinical symptoms, thus rendering any visual inspection ineffective as a means of diagnosis.

In order to most effectively market the MAA based Bulk Tank and Cow-Side assays, the Company is seeking a marketing partner with a strong, existing presence and expertise within the target market place of the worldwide dairy industry.

## (c) In-line sensors

Many dairy farms are moving to robotic milking machines, these machines remove the need for human intervention in the milking process. However, this introduces a new problem as it eliminates the current visual inspection of cows, either for swelling of the udder or for evidence of mastitis by examination of the milk. Tridelta, in collaboration with Sensortec/Fullwood UK (a major player in the robotic milking machine market) has identified a solution to this problem. The two companies have recently set up a joint development programme to develop an in-line sensor for the detection of MAA in milk, which can be incorporated into a robotic milking machine. As all animals are electronically tagged, any cow with raised MAA will be recorded and treatment can be appropriately administered following a review of the daily results. The in-line sensor will have significant additional application in conventional milking parlours where the "herring bone" systems still predominate as it will allow for automated mastitis monitoring in the manual system, alerting the dairyman to potential problems at an early stage.

## (ii) OEM

## Current Products

## Biosource International Inc. ("Biosource")

Tridelta has a contract with Biosource for the supply of all of its Phase range products in component form which Biosource in turn assembles and markets under its own brand name, "Cytoscreen". This contract is expected to generate revenues of approx. €70,000 in the year 2003 with further growth expected in subsequent years.

## Pipeline Products

## SCIL

An agreement has been signed with SCIL to develop immunodiagnostic assays for companion animals. At the time of agreement, the deal was estimated to be worth an initial €250,000, with sales of the resulting tests to SCIL estimated to rise to €2.2million by the end of 2005. The agreement is to firstly develop the assays then to manufacture these assays specifically for SCIL, which will then market them under its own brand. Significant additional opportunities have been identified by application of the SCIL analyser coupled with Tridelta diagnostics in other areas of testing, including animal welfare monitoring in the production environment. SCIL plans to launch these products in the 1st quarter of 2004.



These pipeline technologies and products can be summarised as follows

| New Product | Market Area | Significant Benefits |
| --- | --- | --- |
| Bulk Tank Monitor | Dairy Farm | Allows farmer to monitor herd health and milk quality in "real time", giving control of quality to the farmer as well as providing a valuable measure of herd health. |
| Cow-Side Test | Dairy Farm | Allows farmer to carry out simple, accurate diagnostic test on suspect animals to detect and treat mastitis at an earlier time. |
| In-Line Sensor | Dairy Farm | Allows robotic milking machines to detect the presence of MAA automatically and provide a measure of both animal health and milk quality for robotic milking systems. |
| Animal Welfare Testing | Farms | Allows farmer and vet to carry out measurement of the health of an animal or number of animals to maintain best animal health and welfare. |
| Companion Animal Diagnostics | Veterinary Surgeon | Allows vets to perform diagnostic measurements "in-house" as opposed to sending off samples for analysis to an outside laboratory. |
| New Technology CRP Assay | Human and Veterinary Medicine | Simple, improved assay which allows for multi-species analysis from single test kit. |
| MAA Therapeutics | Human and Veterinary Medicine | Potential new therapeutic candidate, which is anticipated to have therapeutic benefits in a number of human and veterinary disease areas. |

## 4.    SALES AND DISTRIBUTION

Tridelta is focused on the European and USA markets, with a developing presence in the Far East areas of Japan and Taiwan, where it is involved with a Government sponsored study in the animal welfare area. The Group currently operates on a worldwide stage through a network of 14 distributor companies and by directly marketing to customers.  At present, sales are derived in approximately equal measure from distributor companies and direct sales. Tridelta currently has an established presence across the complete customer profile from individual veterinarians, through university and institutional laboratories, to all the major pharmaceutical companies. The distributor companies have autonomy of operation within their own country under guidance from Tridelta and supported by the team from Ireland with sales and marketing support through journal advertising, meeting attendance, exhibition attendance and sponsorship, sales lead co-ordination, research sponsorship and marketing materials.

In light of the products under development, the Group is also actively expanding its distributor network, seeking out companies which will be of value to this product range as well as being capable of expanding the market for its existing products.

The mastitis opportunity will achieve most rapid commercialisation by establishment of a strong strategic partnership. In this respect, Tridelta is negotiating with a number of agricultural diagnostic and pharmaceutical companies to find a strategic partner which will be responsible for the sales and marketing of the mastitis diagnostic products.

## 5.    MARKETS

### (i) Pharmaceutical Industry

Tridelta's current products are aimed at a number of different market sectors. The complete range of "PHASE" products are used by the pharmaceutical research sector as part of the drug development process. Among the many



companies using Tridelta assays, are the top five pharmaceutical companies in the world, namely Pharmacia, GlaxoSmithKline, Astra-Zeneca, Pfizer and Merck as well as other leading companies such as Pliva, Hoffman La Roche, Bristol Myers Squibb, and Aventis.

Trials begin at a very early stage in order that the potential of a new drug to cause toxic side effects can be investigated during development. Trials commence with laboratory animals including rodents and dogs before progressing to species in the ultimate target markets, either animals or humans, depending on the market sector. The "PHASE" range of products is critical in detecting undesirable inflammation or other side effects induced as a result of administration of the new chemical entity. In addition the tests are also highly beneficial in assessing the efficacy of new drugs to reduce inflammation. Successful treatment of an animal or human with new anti-inflammatory drugs will be reflected by a rapid decrease in the levels of detectable acute phase proteins.

## (ii) Farm Animal Production

The health and welfare of farm animals has been identified as critical for the production of high quality, safe food products. The pressures to improve the whole production process are coming from several different directions:

- The consumer:
  who is demanding a safer, high quality product and is insisting that the health and welfare of farm animals is rigidly enforced.

- The retailers:
  who are cognisant of the consumer demands that the farms that supply them have good health and welfare practice.

- The production industry:
  which has seen massive reductions in income resulting from the recent BSE and Foot and Mouth outbreaks.

- The State:
  which has seen the importance of confirming the safety and quality of animals and the impact these factors have on exports.

In the agricultural sector where costs are very closely monitored, the Acute Phase Proteins can provide a very important tool in establishing that animals are produced under optimal conditions to ensure a high quality product for the consumer. Tridelta has identified this sector as one of the key strategic areas for future growth and believes that it offers significant potential for further development. The global market potential for application of the "PHASE" products in this sector is estimated by the directors to be €200 million per annum.

Experience gained through dealing with Marks and Spencer and in negotiations with other food retailers in other countries has indicated that the food retail industry is driven by the consumer's requirement for safe, healthy food produced in acceptable humane conditions and with due regard given to the health and welfare of farm animals. The concept of a Retailer being able to market Producer Animal Health and Welfare Assurance Schemes as an indicator of the Retailer's quality of product and concern for the welfare of the farm animals will increase the use of Acute Phase Protein testing on a regular basis on producer farms.

## (iii) Academic Research Laboratories

Substantial levels of research are carried out globally in academic laboratories, state laboratories and private laboratories which involves the use of animal models and significant numbers of these use the "PHASE" range of products to facilitate their studies. Tridelta is continuing to focus its products in this market and sees considerable growth potential in the sector. Other areas identified for potential application of the existing range of products include, research into the growing use of animal organs for transplantation, the development of new food products for companion animals and the further penetration into the diverse field of inflammation research conducted world wide.



## 6. COMPETITION

Tridelta has a unique product line with little or no competition for the existing product range. The only competition in the area of APP is limited to a small number of non-specialist companies offering either individual products or obsolete technologies, which are now not widely used.

In the diagnosis of mastitis, all current diagnosis requires enumerating the somatic cell count and can only be performed in specialised laboratories with sophisticated equipment. There are no products for performing cell counts that are available for use on the farm. A simple cow side test is available which allows for subjective assessment of the status of udder health in cows. However, the test is highly subjective, is not sufficiently sensitive for all infections and cannot be used for in-line or bulk tank monitoring of milk quality. Alternative electronic test systems have been developed and marketed for use on the farm and are based on conductivity testing. However, this technology is not considered reliable and is not widely used. The company is not aware of any other technology that offers potential for use in bulk tank, cow side and in-line sensors. Patents have been filed to protect the MAA protein as a diagnostic tool in mastitis screening. The Directors are not aware of infringement of any other patents that could compromise the MAA technology.

Within the In-Surgery veterinary analyser market there are currently no "point of care" systems available for the vet to measure immunological parameters such as hormones and infectious diseases. With the aid of Tridelta's technology, SCIL will be addressing these issues.

## 7. CONTRACTS AND LICENCING AGREEMENTS

Set out below are the agreements and patents, for which Tridelta has an exclusive world wide licences.

- **Haptoglobin**
  On the 14th October 1999, Tridelta entered into an agreement with the University of Glasgow whereby Tridelta was granted an exclusive worldwide non-transferable licence to use the patents and know how in relation to the assay for Haptoglobin. This agreement was updated on 31st January 2000.

- **Serum Amyloid A**
  On 30th March 1999, Tridelta entered into an agreement with Accuplex LLC (University of Nebraska) whereby Tridelta was granted an exclusive worldwide licence to possess and use cell lines for producing monoclonal antibodies for the measurement of Serum Amyloid A, an acute phase protein in humans and animals, together with information relating to the use of these antibodies.

- **BioSource International Inc.**
  On 21st June 1999, Tridelta entered into an agreement with BioSource International Inc. to supply a range of acute phase protein assays for re-labelling and sale by BioSource.

- **Canine C Reactive Protein**
  In June 1999, Tridelta entered into an agreement with the University of Glasgow whereby Tridelta was granted an exclusive non-transferable worldwide licence to manufacture, distribute and sell products based on the assay for Canine C Reactive Protein ("CRP").

- **MAA and Mastitis**
  On the 9th of December 1999, Tridelta plc entered into in an agreement with Accuplex LCC (University of Nebraska) whereby Tridelta was granted a further worldwide exclusive licence by Accuplex to the patent application for diagnostic assays of MAA, a new acute phase protein, as a marker of mastitis.

- **Porcine C Reactive Protein**
  In March 2000, Tridelta entered into an agreement with Utrecht University whereby Tridelta was granted an exclusive non-transferable worldwide licence to manufacture, distribute and sell product based on the Porcine CRP using the novel antibodies for Porcine CRP developed by Utrecht University.



- **Haptoglobin and Mastitis**

  In May 2000, Tridelta entered into an agreement with the University of Glasgow whereby Tridelta was granted an exclusive worldwide non-transferable licence to use the patents and know how in relation to the manufacturing, distribution, and selling of products derived from the patent and know how in respect of the use of Haptoglobin as a marker for Mastitis.

- **Therapeutic Application of the Mammary Amyloid A Protein**

  In 2000 Tridelta established a joint venture company, TriMed Inc. USA, in collaboration with The UNEMED Corporation, Nebraska, to develop and commercialise the recently discovered and proprietary therapeutic applications of the MAA protein.

- **Marks and Spencer**

  On the 26th April 2001, Tridelta entered into an agreement with Mark & Spencer plc to evaluate the use of Tridelta's novel Acute Phase Proteins (APP) assays in the development of quality assurance and animal welfare programme.

- **SCIL Animal Health GmbH**

  On the 27th December 2001, Tridelta entered into an agreement with SCIL to develop and manufacture a range of assay cartridges for SCIL's ImmunoLab Vet Analyser.

- **Sensortec Limited**

  On the 5th April 2002, Tridelta entered into an agreement with Sensortec to develop an on-line or off-line/hand-held system to measure Tridelta's proprietary MAA as a marker of mastitis in dairy cows.

## 8. THE DIRECTORS

*Sean Henneberry, aged 62 Non-Executive Chairman*

Sean, a chartered accountant brings a wealth of experience to the board in both a general business capacity and specifically in the dairy industry from his time as managing director of Maststock. Sean also holds a number of other chairmanships in both the public and private sections details for which can be found on Page 50 section 5(a) (1).

*Brian Hett, aged 47, Chief Executive Officer*

Brian is the founder of Tridelta. He is responsible for the general management of Tridelta with responsibility for its medium and long-term strategic planning. Prior to founding Tridelta, Brian was the sales and marketing director of Biotrin International plc (Biotrin), a venture capital funded company in the field of organ damage diagnostics. In this board position at Biotrin, Brian was responsible for the strategic direction of that company and was heavily involved in a successful IR£3.5 million (€4.4 million) fund-raising exercise.

Brian joined Biotrin from Boehringer Mannheim GmbH Germany (Boehringer) where he worked in the international strategic planning unit. During his seven-year tenure at Boehringer, he was General Manager of the diagnostic division of Boehringer Mannheim India Ltd. based in Bombay, having previously held senior management positions in the Middle East. He also spent two years with Abbott Laboratories Inc. in Saudi Arabia.

Brian also currently acts as an expert evaluator to the European Union in the assessment of scientific projects for funding applications. He has recently also been nominated to the industry group of the European Commission's Competitiveness in Biotechnology Advisory Group.

Brian gained a very solid grounding in the diagnostic industry at the beginning of his career whilst working as a medical laboratory scientific officer in the City Hospital Nottingham UK for nearly 6 years.



*Kieran Walshe, aged 45, Executive Director*

Kieran joined Tridelta shortly after its conception and was one of the two original co-investors. His principal responsibility is for the technical development of the Company as well as identifying new technologies and product ideas which add to the Company's growing product portfolio. Prior to setting up Tridelta he was responsible for running a contract product development operation based in the Biotechnology Centre, University College Dublin where he co-ordinated the development of a series of products for International Diagnostic operations based in Ireland .

Prior to joining UCD, Kieran was Production and Development Manager in Biotrin International, Dublin where his responsibilities included locating and setting up a new laboratory facility to comply with international quality requirements. He was instrumental in directing all new product development which led to the company establishing itself as a market leader in organ damage markers and infectious diseases.

Before joining Biotrin, he gained extensive product development and manufacturing experience working with Olympus Diagnostics, Co. Clare, Ireland. During this time he was involved in the development, scale-up and transfer to production of a range of membrane based diagnostic tests.

Kieran currently acts as an evaluator to Enterprise Ireland and Bioresearch Ireland, providing specific support in the technical and commercial evaluation of projects submitted for funding approval. He is also involved with a European consortium set up to establish international standards for use in quality control of diagnostic tests.

*Paul Torgerson, aged 41, Non Executive Director*

Paul is a fully qualified veterinarian and has recently been appointed Associate Professor at the University of Zurich, Switzerland. Prior to this appointment, Paul was a lecturer in Veterinary Parasitology at the Faculty of Veterinary Medicine, University College Dublin. Paul has previously held positions at Cambridge University in agricultural and food research during which time he gained a PhD in veterinary medicine. Paul also has several years' experience in mixed veterinary practices. Paul has over forty publications to his credit and is the co-author of "Microbial and Parasitic Diseases of the Dog and Cat". He is also an advisor to national and international bodies on parasitic disease control. Paul offers his considerable practical and theoretical veterinary knowledge to help the Group achieve its strategic goals.

*Brian Flavin, aged 30, Non-Executive Director*

Brian is a Chartered Accountant by profession and is a member of the Institute of Chartered Accountants in Ireland. He also holds a Bachelor of Commerce Degree from University College, Dublin. Brian has a diverse range of small business and multi-national business experience, gained in a variety of industries, including pharmaceuticals and drug development, industrial machinery and hi-tech printing. He has worked globally with Elan Corporation and with Caterpillar Inc. and has held a number of non-executive directorships with small private companies based in Ireland, including one start-up drug development company. Brian acts on the Board of the Company as nominee of Campus Companies Venture Capital Fund.

## 9.    THE MANAGEMENT

*Martin Gallagher- Marketing Manager*

Martin joined Tridelta following extensive experience in the diagnostics, medical supply and ethical pharmaceutical industries as regional and national sales manager and marketing manager in both the United Kingdom and Ireland. Having worked for International companies such as Boeheringer Mannheim, GmbH, Abbott Laboratories Inc. Novo Nordisk Limited and Pfizer Inc, he has gained a wealth of experience across a diverse range of industry sectors and has an in-depth knowledge and understanding of the ethical pharmaceutical, diagnostic and medical supply markets.

In addition to the marketing of Tridelta's product range, he has responsibility for Tridelta's computer systems, having gained experience with computers throughout his career, as well as having worked for the Gateway computer company. Martin designs, maintains and manages Tridelta's web site.



Martin gained his grounding in diagnostics by virtue of spending seven years as a Medical Laboratory Scientific Officer in Scotland.

*Ita Brady- Manufacturing Manager*

Ita joined Tridelta to take responsibility for its manufacturing operation. Prior to joining Tridelta, Ita gained extensive manufacturing expertise working in both the production and quality divisions of Wyeth Medica Ireland Limited.

Ita has also spent several years working in the diagnostic industry with Biotrin International Limited where she was responsible for running the key immunoflourescent manufacturing side of the operation, from raw material generation through to final packaging of the finished product. Part of this work involved running cell culture operations to generate the raw materials essential for production of the company's principle product line, a function which also forms an integral part of Tridelta's manufacturing operation.

In the course of her industrial experience Ita was instrumental in establishing production activities to conform to the highest international standards, with the unit gaining ISO 9002 and full Food & Drug Administration accreditation. Ita's earliest scientific experience was acquired in the Irish Equine Centre in Naas Co. Kildare where she worked on the development of recombinant proteins for use as vaccines in Equine Herpes Virus, as well for use in diagnostic applications.

## 10. REASONS FOR THE OFFER AND ADMISSION

The Board believes that a trading facility through OFEX will raise the profile of the Company and provide a platform for the development of the Company's business by facilitating the raising of funds.

The proceeds of the Offer of approximately net €870,000 will be used by the Company to cover operating expenses and to provide working capital for the Company in the following key strategic areas of the business:

- Further development and expansion of the existing product lines, with potential for increasing business with major pharmaceutical companies and research institutions worldwide.

- Development of a new range of assays for use with a novel In-Surgery veterinary analyser in partnership with SCIL GmbH, the second largest veterinary diagnostic company in the world.

- Development of the market for Acute Phase Protein measurement in the field of Animal Welfare and Health Monitoring with implications for food safety.

- Development and commercialisation of the Company's patented discovery of the new Acute Phase Protein, Mammary Associated Amyloid A (MAA) for diagnostic purposes in the field of Bovine Mastitis. In addition, the Company will participate in its development as a therapeutic compound through its shareholding in TriMed.

Additional growth opportunities for the Company are expected to realise significant revenues with projected income by the end of 2005 from the Opportunity Areas of:

SCIL GmbH Partnership        €2.2million
Animal Welfare Market,        €2.8 million
Bovine Mastitis Diagnostics    €2.8 million



## 11. INFORMATION ABOUT THE OFFER

The Offer is conditional, inter alia, on the Company receiving the Minimum Subscription on or before 31st May 2003 (or such later date as the Company, and Acorn may agree but in any event not later than 25th June 2003), and application having been accepted for the shares to be traded on Ofex. Further details of the Offer for Subscription Agreement are set out in paragraph 8 of Part IV of this document.

Under the Offer for Subscription Agreement, Acorn has agreed to use its reasonable endeavours to procure subscribers for the Offer Shares.

## 12. TERMS OF THE OFFER

Up to 1,176,470 Ordinary Shares are being offered for subscription at Offer Price, to raise €1,000,000 before expenses. The net proceeds of the Offer assuming full subscription is achieved are estimated to be €870,000 after expenses.

The Offer is conditional upon the Company's application to join OFEX being accepted and upon valid applications being received for the raising of the Minimum Subscription before deduction of expenses. If applications for this amount are not received, cheques or bankers drafts received from applicants will be returned, or a cheque in favour of the first named applicant crossed "A/C payee" will be dispatched to the address of the first named applicant. No Ordinary Shares will be issued unless valid applications are received for such number of Offer Shares at the Offer Price as is equal to the Minimum Subscription. The Offer is underwritten to the Minimum Subscription. Applicants under the Offer may apply for a minimum of 4,000 Offer Shares (€3,400 or Stg £2,160) and thereafter in multiples of 500 Offer Shares. Applications must be made on the Application Form. Details of the procedure for application for Offer Shares are set out in the attached Application Form. The Directors reserve the right to reject in whole or in part or to scale down any application.

The subscription list will open at 10 am on 28th April 2003 and may be closed at any time thereafter but in any event no later than 3 pm on 31st May 2003, unless extended by the Directors to a date not later than 3 pm on 25th June 2003. The Offer Price is payable in full on application.
The Offer Shares will, following allotment, rank pari passu in all respects with the existing Ordinary Shares and will have the right to receive all dividends and other distributions hereafter declared, made or paid in respect of the issued Ordinary Shares.

A commission may be payable by the Company to recognised financial intermediaries who procure subsidiaries for ordinary shares to the Offer. Ordinarily this commission would not be more than 3%.

## 13. SHARE OPTIONS

In order to attract, motivate and retain key executives of the Company, the Company has adopted the Share Option Scheme, a summary of which is set out at paragraph 9 Part IV of this document. At the date of this document 278,833 options have been granted by the Company under this Share Option Scheme.

The maximum number of Ordinary Shares over which options may be granted pursuant to the Share Option Scheme shall not exceed the maximum set by the Irish Association of Investment Managers, being 10% of the issued Ordinary Share capital of the Company.

## 14. MARKETABILITY OF ORDINARY SHARES

It is intended that an application will be made for the Ordinary Shares in issue and to be issued pursuant to the Offer to be admitted to trading through OFEX and the Offer is conditional upon the grant of permission to trade the Ordinary Shares through OFEX being obtained. OFEX is a market operated by OFEX plc (which is part of the S J & S plc group of companies), which allows trading in the shares of unquoted companies. OFEX provides a facility for member firms to deal through an independent market maker (JP Jenkins Limited), and access to a comprehensive company information and announcement system provided by Newstrack which is presently distributed to Bloomberg, Primark and Reuters. Newstrack is an electronic news and information service for professional intermediaries that carries information on OFEX including mid-prices. Newstrack is available to private investors though the internet at www.ofex.co.uk.



Any individual wishing to buy or sell shares that are traded on the OFEX market must trade through a stockbroker (being a member of OFEX), as JP Jenkins Limited cannot deal directly with the public.

The share capital of the Company is not presently listed or dealt in on any stock exchange. It is emphasised that no application is being made for admission of these securities to AIM or the Official List.

## 15.    DIVIDEND POLICY

The Offer Shares will, following allotment, rank pari passu in all respects with the existing Ordinary Shares and will rank in full for all dividends and other distributions declared, paid or made in respect of the Ordinary Shares. The Directors intend to commence the payment of dividends when it becomes commercially prudent to do so and subject to the availability of distributable reserves.

## 16.    CORPORATE GOVERNANCE

The Board recognises the importance of sound corporate governance whilst taking into account the size and nature of the Group. As the Group grows, the Directors intend that the Group should develop policies and procedures which reflect the Principles of Good Governance and Code of Best Practice as published by the Committee on Corporate Governance chaired by Sir Ronald Hampel ("the Combined Code"), as are appropriate to a company of its size. The Board will take such measures, so far as is practicable, to comply with the Combined Code.

The Company intends to adopt a code of corporate governance practice embodying the principal tenets of the Combined Code which are relevant to the Company. Moreover, the Company has appointed an audit committee headed by the Chairman, to review the Company's compliance with the Combined Code at regular intervals, and a remuneration committee.

The Company has adopted and will operate a share dealing code for Directors and Existing Shareholders (in respect only of their shareholdings as at the date of this document) and applicable employees on the same terms as the former London Stock Exchange Model Code for companies whose shares have been admitted to AIM.

The Company has also undertaken that it will issue announcements via the OFEX Newstrack service.

## 17.    CREST

CREST is the computer based system whose procedures enable title to securities to be evidenced and transferred without written instruments.

The Directors intend to apply for the Ordinary Shares to be admitted to CREST with effect from Admission. Accordingly, settlement of transactions in the Ordinary Shares following Admission may take place with in the CREST system if the relevant shareholders so wish.

CREST is a voluntary system and holders of Ordinary Shares who wish to receive and retain share certificates will be able to do so. Persons acquiring other shares as part of the offer may, however, elect to receive them in uncertificated form if they are a "system member".



## 18.    RISK FACTORS

In addition to the other information set out in this document, the following specific factors should be considered carefully in evaluating whether to make an investment in the Company.  The investment offered in this document may not be suitable for all of its recipients.  If you are in any doubt about the action you should take, you should consult a person authorised under the Financial Services and Markets Act, 2000, in the UK or in Ireland your stockbroker, bank manager, accountant, solicitor or other independent adviser authorised or exempted under the Investment Intermediaries Act, 1995 or the Stock Exchange Act, 1995 who specialises in advising on the acquisition of shares and other securities.

The Directors believe the following risks to be the most significant for potential investments.

- The Group has a small management team and the loss of a key individual could affect the Company's business.  Whilst the Company has entered into service agreements with the executive directors and they are shareholders in the Company, the retention of their services cannot be guaranteed.

- The Group's plan of operation is based on assumptions concerning future events that on the basis of information to date the Directors believe to be reasonable but which are subject to uncertainty and change.  There is no certainty that the Group's strategy will be realised or that it will achieve the sales and profits stated in the illustrative financial projections.

- Tridelta's products are based on proven technology and satisfied customers testify to their performance and reliability.  Nevertheless, management estimates of future sales are based on their subjective assessments of the likely level of interest in the products from potential purchasers.  These estimates are inevitably subject to error.

- Tridelta will carry out business with non-Irish based parties and may consequently be exposed from time to time to foreign currency exchange rate fluctuations.

- Tridelta uses patented technology and whilst registration is an indication of the existence of a patent, it does not verify the validity of such rights.  While the Directors have endeavoured to establish that these patents do not infringe existing parents no guarantee can be given that this is the case.

- The Group competes in a global market.  Success will largely depend on the ability of the management team to motivate its overseas distributors and harness their energies into selling the Company's products.

- The Company may require further funding beyond the Offer to take advantage of further opportunities as they present themselves.  There is no guarantee available that such funds will be forthcoming.

- There is a risk that another company with better funding and a more attractive position in the competing global market might develop alternative technologies which may adversely affect the Group's success.

- The continued membership of OFEX is entirely at the discretion of OFEX plc. Admission to OFEX should not be taken to imply there will be a "liquid" market or any market in the Ordinary Shares.  An investment in the Ordinary Shares may therefore be difficult or even impossible to realise.  The value of the Ordinary Shares may go down as well as up.  Investors may therefore realise less than their original investment, or sustain a total loss of their investment.



# PART II – ACCOUNTANTS' REPORT

## A.    ACCOUNTANT'S REPORT ON TRIDELTA PLC

10 April 2003

The Directors
Tridelta plc
48, Main Street
Bray
Co. Wicklow
Ireland


The Directors
Acorn Corporate Finance Limited
Bollin House
Riverside Park
Wilmslow
Cheshire SK 9 1DP
UK

Dear Sirs,

**Re:    Tridelta plc**

We have been requested to provide a report under the Public Offers of Securities Regulations 1995 of the U.K., as to the financial position of Tridelta plc ("the Company"). This financial information has been prepared for the inclusion in the Prospectus of the Company to be dated 25$^{th}$ April 2003 ("the Prospectus").

**Introduction**

On 23 May 2002, the Company was incorporated as a public limited company.
On incorporation, the Company had an authorised share capital of €1,000,000 divided into 1,000,000 ordinary shares of €1 each of which 7 were in issue, credited as fully paid. The following changes to share capital have taken place.

(i)       On 8 October 2002, each Ordinary Share was subdivided into 10 Ordinary Shares of €0.10each.

(ii)      On 8 October 2002, the Company acquired the entire issued share capital of Tridelta Development Limited, except for 50,000 Preference Shares of €1.269738, and in consideration issued 4,042,284 ordinary shares in the Company, credited as fully paid.

(iii)     On 9 October 2002, the Company issued a further 327,040 Ordinary Shares at a premium of €0.60 per share.

(iv)      On 12 November 2002, the Company issued a further 70,000 Ordinary Shares at a premium of €0.60 per share.


No statutory financial statements have been prepared, audited or filed with the Registrar of Companies and no dividends have been declared or paid since incorporation. The financial information set out below is for the period from incorporation to 10 April 2003 and has been prepared for the purposes of this document. Other than acquiring the issued Ordinary Share capital of Tridelta Development Limited, issuing the shares as set out above and entering into contracts pursuant to the issue of the Prospectus, the Company has not traded. Consequently, no profit and loss account has been included in the financial information.

24



**Responsibility**

Such financial information is the responsibility of the directors of the Company who approved its issue.

The directors of the Company are responsible for the contents of the Prospectus dated 25[th] April 2003 in which this report is included.

It is our responsibility to form an opinion on the financial information and to report our opinion to you.

**Opinion**

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement, whether caused by fraud or other irregularity or error.

In forming our opinion, we have considered the adequacies of the disclosures made in this report concerning the basis on which the accounts have been prepared on an ongoing basis, and in particular the fundamental accounting concept described in the Accounting Policies. Our opinion is not qualified in this respect.

In our opinion, the financial information set out below gives, for the purpose of the Prospectus, a true and fair view of the state of affairs of the Company at 10 April 2003.


**ACCOUNTING POLICIES**

The significant Accounting Policies adopted by the company are as follows:

**Historical Cost Convention**

The financial statements are prepared under the historical cost convention.

**Investments**

Fixed asset investments are stated at cost less provision for permanent diminution in value.

# TRIDELTA PLC

**Balance Sheet as at 10 April 2003**

|  | € |
|---|---|
| **Fixed Assets** | |
| Investments | 404,286 |
| **Current Assets** | |
| Loan to Tridelta Development Limited | 271,884 |
| Cash at bank | 810 |
| | ------------- |
| | 272,694 |
| | ------------- |
| **Current Liabilities** | |
| Accrued expenses | 66,573 |
| | ------------- |
| **Net current assets** | 206,121 |
| | ------------- |



| | |
|---|---|
| **Net Assets** | 610,407 |

**Capital and reserves**

| | |
|---|---|
| Issued Share Capital | 443,939 |
| Share Premium | 166,468 |
| **Shareholders' funds** | 610,407 |

## NOTES TO THE BALANCE SHEET

### Investments

This represents the cost of acquisition of the entire issued ordinary share capital of Tridelta Development Limited acquired on 8 October 2002.

### Share Capital

| **Authorised** | € |
|---|---|
| 10,000,000 Ordinary Shares of €0.10 each | 1,000,000 |

| **Issued** | € |
|---|---|
| 4,439,394 Ordinary Shares of €0.10 each | 443,939 |

| **Share Premium Account** | € |
|---|---|
| Premium of €0.60 on 397,040 Ordinary Shares | 238,224 |
| Less: expenses to date re flotation | ( 71,756) |
| | 166,468 |

## CONSENT

We consent to the inclusion in the Prospectus of this report and accept responsibility for this report for the purposes of paragraph 45(1) (b) (iii) of Schedule 1 to the Public Offers of Securities Regulations 1995 of the U.K..

Yours faithfully,

**Hamill Spence O'Connell**
Chartered Certified Accountants and Registered Auditors



# B.     ACCOUNTANT'S REPORT ON TRIDELTA DEVELOPMENT LIMITED

10 April 2003

The Directors
Tridelta Development Limited
48, Main Street
Bray
Co. Wicklow
Ireland

The Directors
Acorn Corporate Finance Limited
Bollin House
Riverside Park
Wilmstow
Cheshire SK9 1DP
UK

Dear Sirs,

**Re:     Tridelta Development Limited**

**Introduction**

We report on the financial information set out below relating to Tridelta Development Limited ("Tridelta").This financial information has been prepared for the inclusion in the Prospectus of Tridelta plc to be dated 25th April 2003 ("the Prospectus).

**Basis of Preparation**

The financial information set out below is based on the audited financial statements of Tridelta Development Limited for the years ended 31 December 1999-2002.

Tridelta is exempted from preparing cash flow statements.

**Responsibility**

The financial statements are the responsibility of the directors of Tridelta who approved their issue.

The directors of Tridelta plc are responsible for the contents of the Prospectus dated 25th April 2003 in which this report is included.

It is our responsibility to compile the financial information set out in the report from the statutory financial statements, to form an opinion on the financial information and to report our opinion to you.

**Basis of opinion**

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. The evidence included that previously obtained by us relating to the audit of the financial statements for each of the years ended 31 December 1999 to 2002 underlying the financial information. It also included an assessment of the significant estimates and judgements made by those responsible for the preparation of the financial statements underlying the financial information and whether the accounting policies are appropriate to Tridelta's circumstances, consistently applied and adequately disclosed.

27



We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement, whether caused by fraud or other irregularity or error.

In forming our opinion, we have considered the adequacies of the disclosures made in this report concerning the basis on which the accounts have been prepared on an ongoing basis, and in particular the fundamental accounting concept described in the Accounting Policies. Our opinion is not qualified in this respect.

## Opinion

In our opinion, the financial information set out below gives, for the purpose of the Prospectus, a true and fair view of the results and total recognised gains and losses of Tridelta for each of the years ended 31 December 1999 to 2002 and of the state of affairs of Tridelta at the end of each of those periods.

## Consent

We consent to the inclusion of this report in the Prospectus dated 25[th] April 2003, and accept responsibility for this report for the purposes of paragraph 45(1) (b) (iii) of Schedule 1 to the Public Offers of Securities Regulations 1995 of the U.K.

Yours faithfully,

**Hamill Spence O'Connell**
Chartered Certified Accountants and Registered Auditors



# PROFIT AND LOSS ACCOUNT

The profit and loss account of Tridelta for each of the years ended 31 December 1999 to 2002 are set out below:

| | Notes | 2002 €| 2001 €| 2000 €| 1999 €|
|---|---|---|---|---|---|
| **TURNOVER** | 2 | 481,813 | 406,159 | 235,873 | 105,089 |
| COST OF SALES | | (123,979) | (12,507) | (62,392) | (16,041) |
| **GROSS PROFIT** | | 357,834 | 393,652 | 173,481 | 89,048 |
| Staff costs | | (325,942) | (319,655) | (260,154) | (147,635) |
| Depreciation and amortisation | | (46,539) | (32,226) | (29,594) | (16,425) |
| Other operating charges | | (268,229) | (207,248) | (148,492) | (183,468) |
| Operating (loss) | | (282,876) | (165,477) | (264,759) | (258,481) |
| Interest receivable | | - | 799 | 4,641 | - |
| Interest payable and similar charges | 4 | (6,861) | (1,974) | (2,579) | (1,436) |
| **(Loss) on ordinary activities before tax** | 5 | (289,737) | (166,653) | (262,697) | (259,917) |
| Taxation on ordinary activities | 6 | - | - | - | - |
| Dividends | 7 | (19,102) | (28,569) | - | - |
| **(Loss) for the financial period** | | (308,839) | (195,222) | (262,697) | (259,917) |
| Prior Year Adjustment | 8 | (122,375) | | | |
| Retained Earnings | | (431,214) | (195,222) | (262,697) | (259,917) |

The operating losses for the periods arise from Tridelta's continuing operations.

No separate Statement of Total Recognised Gains and Losses has been presented as all such gains and losses have been dealt with in the Profit and Loss Account.



# BALANCE SHEET

The balance sheets of Tridelta as at each 31 December 1999 – 2002 are set out below:

|  | Notes | 2002 €| 2001 €| 2000 €| 1999 €|
|---|---|---|---|---|---|
| **FIXED ASSETS** |  |  |  |  |  |
| Intangible assets | 9 | 127,862 | 90,953 | 91,184 | - |
| Tangible assets | 10 | 73,417 | 56,475 | 67,595 | 74,450 |
| Financial assets | 11 | 420 | 420 | 420 | - |
|  |  | 201,699 | 147,848 | 159,158 | 74,450 |
| **CURRENT ASSETS** |  |  |  |  |  |
| Stocks | 12 | 99,384 | 106,878 | 40,522 | 22,595 |
| Debtors | 13 | 155,546 | 162,872 | 202,136 | 37,147 |
| Cash at bank and in hand |  | 7,503 | 35,243 | 132,303 | 14,569 |
|  |  | 262,433 | 304,992 | 374,961 | 74,311 |
| **CREDITORS** (amounts falling due within one year) | 14 | (535,259) | (109,382) | (103,357) | (26,687) |
| **NET CURRENT ASSETS** |  | (272,826) | 195,611 | 271,605 | 47,624 |
| **TOTAL ASSETS LESS CURRENT LIABILITIES** |  | (71,127) | 343,459 | 430,803 | 122,074 |
| **CREDITORS** (amounts falling due after more than one year) | 15 | (24,343) | (7,717) | (26,813) | (5,204) |
| **NET ASSETS EMPLOYED** |  | (95,470) | 335,742 | 403,990 | 76,870 |
| **CAPITAL AND RESERVES** |  |  |  |  |  |
| Called up share capital | 16 | 160,955 | 737,021 | 673,534 | 101,874 |
| Share premium account | 17 | 948,224 | 308,671 | 308,671 | 290,514 |
| Redeemable Loan Stock | 18 | - | 63,487 | - | - |
| Profit and loss account |  | (1,204,649) | (773,437) | (578,215) | (315,517) |
| **SHAREHOLDERS' FUNDS – ALL EQUITY** |  | (95,470) | 335,742 | 403,990 | 76,870 |



## NOTES TO THE FINANCIAL STATEMENTS

1.  **Accounting Policies**

    The significant Accounting Policies adopted by Tridelta are as follows:

    **Historical Cost Convention**

    The financial statements are prepared under the historical cost convention.

    **Intangible Fixed Assets**

    Intangible fixed assets consists of Licenses and Patents and are stated at cost.

    Provision is made for amortisation on intangible assets at rates calculated to write off the cost over the life of the License Agreements on a straight line basis.

    **Tangible Fixed Assets**

    All tangible fixed assets are stated at cost.

    Provision is made for depreciation on tangible assets at rates calculated to write off the cost or valuation, less estimated residual value, of each asset over its expected useful life on a straight line basis as follows:

    | | | |
    |---|---|---|
    | Equipment | 15 | % per annum |
    | Office Equipment | 20 | % per annum |
    | Fixtures & Fittings | 15 | % per annum |

    **Stocks**

    Stocks are valued on the first-in, first-out basis, at the lower of cost and net realisable value.
    Cost represents invoice price. Net realisable value represents estimated net selling price, less all costs of completion and sale.

    **Cash Flow Statements**

    The company has availed of the exemption in Financial Reporting Standard 1 'Cash Flow Statements' in relation to small companies and on that basis has not produced a Cash Flow Statement.

    **Foreign Currencies**

    Transactions denominated in foreign currencies relating to revenues, costs and non-monetary assets are translated in to Irish Pounds at the rates of exchange ruling on the dates on which the transactions occurred.

    Monetary assets and liabilities denominated in foreign currencies are translated into Irish Pounds at the rates of exchange ruling at the balance sheet date. The resulting profits or losses are dealt with in the profit and loss account.

    **Pension Costs**

    Retirement benefits to the executive directors are funded by contributions from Tridelta. Payments are made to a pension trust which is financially separate from Tridelta.



### Research and Development

Research and Development costs are charged to the profit and loss account in the year in which the expenditure is incurred.

### Government Grants

Revenue grants receivable are credited to the profit and loss account in the year in which the related expenditure is incurred.

2. **TURNOVER**

Turnover comprises the invoiced value of goods supplied by Tridelta, exclusive of trade discounts and value added tax.

3. **EMPLOYEE INFORMATION**

The average number of persons employed by Tridelta during the year was as follows:

|  | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|
| Managing | 2 | 2 | 2 | 2 |
| Administrative and distribution | 2 | 3 | 4 | 2 |
| Production | 5 | 5 | 4 | 3 |
|  | 9 | 10 | 10 | 7 |

The costs incurred in respect of these employees were:

|  | 2002 € | 2001 € | 2000 € | 1999 € |
|---|---|---|---|---|
| Wages and salaries | 295,351 | 295,165 | 234,801 | 134,342 |
| Social welfare costs | 18,315 | 12,942 | 14,227 | 4,402 |
| Pension costs | 12,276 | 11,548 | 11,125 | 8,891 |
|  | 325,942 | 319,655 | 260,153 | 147,635 |

**Directors** (included in above)

|  | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|
| Emoluments (including salaries, bonuses, pensions and benefits in kind) | 118,068 | 143,763 | 94,881 | 90,912 |

4. **INTEREST PAYABLE AND SIMILAR CHARGES**

|  | 2002 € | 2001 € | 2000 € | 1999 € |
|---|---|---|---|---|
| **Bank Loans, Overdrafts and Other Loans:** |  |  |  |  |
| Bank interest | 4,030 | 1,488 | 1,644 | 890 |
| Finance lease interest | 2,831 | 486 | 935 | 546 |
|  | 6,861 | 1,974 | 2,579 | 1,436 |

5. **OPERATING LOSS**

|  | 2002 € | 2001 € | 2000 € | 1999 € |
|---|---|---|---|---|
| The operating loss is stated after charging: |  |  |  |  |
| Depreciation and amortisation | 46,539 | 32,226 | 29,594 | 16,428 |



| | | | | |
|---|---|---|---|---|
| Auditors' remuneration<br>and after crediting: | 6,693 | 4,009 | 3,174 | 1,524 |
| Grants receivable | - | 37,729 | 114,293 | - |

### 6. TAXATION

No taxation has been provided due to losses.

### 7. DIVIDENDS

| | 2002<br>€ | 2001<br>€ | 2000<br>€ | 1999<br>€ |
|---|---|---|---|---|
| Provision for preference share dividend | 19,102 | 28,569 | - | - |

### 8. PRIOR YEAR ADJUSTMENT (See also note 17)

A prior year adjustment arises due to a change in the method used for determining cost of stocks as well as a revision of accrual of expenses.

### 9. INTANGIBLE FIXED ASSETS

| | Licenses<br>& Patents | Licenses<br>& Patents | Licenses<br>& Patents | Licenses<br>& Patents |
|---|---|---|---|---|
| | 2002<br>€ | 2001<br>€ | 2000<br>€ | 1999<br>€ |
| **Cost:** | | | | |
| At beginning of year | 112,315 | 101,315 | - | - |
| Additions | 53,489 | 11,000 | 101,315 | - |
| At end of year | 165,804 | 112,315 | 101,315 | - |
| **Amortisation:** | | | | |
| At beginning of year | 21,362 | 10,131 | - | - |
| Charge for year | 16,580 | 11,231 | 10,131 | - |
| At end of year | 37,942 | 21,362 | 10,131 | - |
| Net book value at end of year | 127,862 | 90,953 | 91,184 | - |

### 10. TANGIBLE FIXED ASSETS

| 1999 | Equipment<br>€ | Fixtures<br>and<br>Fittings<br>€ | Total<br>€ |
|---|---|---|---|
| **Cost:** | | | |
| At beginning of year | 5,174 | - | 5,174 |
| Additions | 84,469 | 2,670 | 87,139 |
| At end of year | 89,644 | 2,670 | 92,314 |
| **Depreciation:** | | | |
| At beginning of year | 1,436 | - | 1,436 |
| Charge for year | 16,028 | 400 | 16,428 |



| | Equipment | Fixtures and Fittings | Total |
|---|---|---|---|
| At end of year | 17,464 | 400 | 17,864 |
| Net book value at end of year | 72,180 | 2,270 | 74,450 |

**2000**

| | Equipment | Fixtures and Fittings | Total |
|---|---|---|---|
| | € | € | € |
| **Cost:** | | | |
| At beginning of year | 89,644 | 2,670 | 92,314 |
| Additions | 12,546 | 61 | 12,607 |
| At end of year | 102,190 | 2,731 | 104,921 |
| **Depreciation:** | | | |
| At beginning of year | 17,464 | 400 | 17,864 |
| Charge for year | 19,052 | 410 | 19,462 |
| At end of year | 36,516 | 810 | 37,326 |
| Net book value at end of year | 65,673 | 1,921 | 67,594 |

**2001**

| | Equipment | Fixtures and Fittings | Total |
|---|---|---|---|
| | € | € | € |
| **Cost:** | | | |
| At beginning of year | 102,190 | 2,731 | 104,921 |
| Additions | 9,799 | 77 | 9,876 |
| At end of year | 111,988 | 2,809 | 114,797 |
| **Depreciation:** | | | |
| At beginning of year | 36,516 | 810 | 37,326 |
| Charge for year | 20,574 | 422 | 20,996 |
| At end of year | 57,090 | 1,232 | 58,322 |
| Net book value at end of year | 54,898 | 1,577 | 56,475 |

**2002**

| | Equipment | Fixtures and Fittings | Total |
|---|---|---|---|
| | € | € | € |
| **Cost:** | | | |
| At beginning of period | 111,989 | 2,809 | 114,798 |
| Additions | 40,215 | 6,685 | 46,900 |
| At end of period | 152,204 | 9,494 | 161,698 |
| **Depreciation:** | | | |
| At beginning of period | 57,088 | 1,232 | 58,320 |
| Charge for period | 28,537 | 1,424 | 29,961 |



| | | | |
|---|---|---|---|
| At end of period | 85,625 | 2,656 | 88,281 |
| Net book value at end of period | 66,579 | 6,838 | 73,417 |

## 11. FINANCIAL FIXED ASSETS

| | Unlisted<br>€ | Total<br>€ |
|---|---|---|
| Cost: | | |
| At beginning and end of period | 420 | 420 |

The above investment represents 35% of the shareholding of Tri-Med Research Inc. This company is incorporated in the United States and has a total issued share capital of 1,000 shares of $1 each.

## 12. STOCKS

| | 2002<br>€ | 2001<br>€ | 2000<br>€ | 1999<br>€ |
|---|---|---|---|---|
| Raw materials and consumables | 99,384 | 106,878 | 40,522 | 22,595 |

## 13. DEBTORS

| | 2002<br>€ | 2001<br>€ | 2000<br>€ | 1999<br>€ |
|---|---|---|---|---|
| **Amounts falling due within one year:** | | | | |
| Trade debtors | 127,714 | 136,281 | 84,584 | 34,564 |
| Other debtors | 18,767 | 26,400 | 18,824 | 2,393 |
| Prepayments and accrued income | 9,065 | 190 | 98,728 | 190 |
| | 155,546 | 162,872 | 202,136 | 37,147 |

## 14. CREDITORS (amounts falling due within one year)

| | 2002<br>€ | 2001<br>€ | 2000<br>€ | 1999<br>€ |
|---|---|---|---|---|
| Bank loans and overdrafts | 19,736 | 7,185 | 36,097 | - |
| Trade creditors | 105,284 | 54,736 | 44,828 | 10,913 |
| Obligations under finance leases | 12,881 | 5,973 | 12,508 | 8,660 |
| Taxation and social welfare | 13,554 | 7,056 | 5,403 | 4,257 |
| Accruals & other creditors | 64,246 | 5,862 | 4,520 | 2,857 |
| Amounts owed to group companies | 271,884 | - | - | - |
| Provision for preference share dividend | 47,674 | 28,569 | - | - |
| | 535,259 | 109,382 | 103,357 | 26,687 |

## 15. CREDITORS (amounts falling due after more than one year)

| | 2002<br>€ | 2001<br>€ | 2000<br>€ | 1999<br>€ |
|---|---|---|---|---|
| Bank loans | 2,655 | 7,717 | 22,090 | 27,844 |
| Obligations under finance leases | 21,688 | - | 4,723 | 17,360 |
| | 24,343 | 7,717 | 26,813 | 45,204 |



16. **CALLED UP SHARE CAPITAL**

| | 2002 € | 2001 € | 2000 € | 1999 € |
|---|---|---|---|---|
| **AUTHORISED:** | | | | |
| Ordinary shares of €0.1269738 each (2001 and prior €1.269738 each) | 634,869 | 634,869 | 634,869 | 634,869 |
| 'A' ordinary shares of €1.269738 each | 571,382 | 571,382 | 571,382 | 571,382 |
| Preference shares of €1.269738 each | 63,487 | 63,487 | 63,487 | 63,487 |
| Cumulative Redeemable Preference shares of €1.269738 each | 634,869 | 634,869 | 634,869 | - |
| | 1,904,607 | 1,904,607 | 1,904,607 | 1,269,738 |

**ALLOTTED, CALLED-UP AND FULLY PAID:**

| | 2002 € | 2001 € | 2000 € | 1999 € |
|---|---|---|---|---|
| Ordinary shares of €0.1269738 each (2001 and prior €1.269738 each) | 97,168 | 34,826 | 34,826 | 34,559 |
| A ordinary share Capital of €1.269738 each | - | 3,838 | 3,838 | 3,828 |
| Preference shares of €1.269738 each | 63,487 | 63,487 | 63,487 | 63,487 |
| Cumulative Redeemable Preference Shares of €1.269738 each | - | 634,870 | 571,382 | - |
| | 160,655 | 737,021 | 673,534 | 101,874 |

Options have been granted over 1,755 ordinary shares in the Capital of Tridelta.
In addition, Tridelta has approved an Executive Share Option Scheme under which a maximum of 1,591 additional ordinary shares may be issued in the Capital of Tridelta.

**Issue of shares 1999**

On 15 February 1999, 871 Ordinary shares of €1.269738 each were allotted for cash of €28,478.

On 15 April 1999, 3,023 'A' Ordinary shares of €1.269738 each were allotted for cash of €95,230.

On 30 June 1999, 3,023 Ordinary shares of €1.269738 each were allotted for cash of €95,230.

On 30 June 1999, 50,000 preference shares of €1.269738 each were allotted for cash of €63,487.

**Issue of shares 2000**

On 28 March 2000, 219 Ordinary shares of €1.269738 each were allotted for cash of €18,397.

On 20 April 2000, 400,000 5% Cumulative redeemable preference shares of €1.269738 each were allotted for cash of €507,895.

On 31 July 2000, 50,000 5% Cumulative redeemable preference shares of €1.269738 each were allotted for cash of €63,487.



**Issue of shares 2001**

On 05 March 2001, 50,000 5% Cumulative redeemable preference shares of €1.269738 each were allotted for cash of €63,487.

**Rights of shares**

Ordinary shares and 'A' ordinary shares carry equal voting rights.

**Post balance sheet**

On 8 October 2002, 3,023 'A' ordinary shares were converted into 3,023 ordinary shares of €1.269738 each.

On 8 October 2002, 23,077 issued cumulative redeemable preference shares were converted into 669 ordinary shares of €1.269738 each and a premium thereon of €42.52958 each.

On 8 October 2002, 100,000 issued cumulative redeemable preference shares were converted into 2,810 ordinary shares of €1.269738 each and a premium thereon of €43.196669 each.

On 8 October 2002, 100,000 issued cumulative redeemable preference shares were converted into 2,897 ordinary shares of €1.269738 each and a premium thereon of €42.559672 each.

On 8 October 2002, 276,923 issued cumulative redeemable preference shares were converted into 8,022 ordinary shares of €1.269738 each and a premium thereon of €42.56218 each.

On 8 October 2002, the ordinary shares of €1.269738.27 were sub-divided into 10 ordinary shares of €0.1269738 each.

On 8 October 2002, all issued ordinary shares were acquired by Tridelta plc.

17. **STATEMENT OF MOVEMENT ON RESERVES**

| | Share Premium € | Profit & Loss € |
|---|---|---|
| Balance at 1 January 1999 | 80,355 | (55,601) |
| Retained (loss) for year | | (259,917) |
| Premium on shares issued during year | 210,159 | |
| Balance at 1 January 2000 | 290,514 | (315,517) |
| Retained (loss) for year | | (262,697) |
| Premium on shares issued during year | 18,157 | |
| Balance at 1 January 2001 | 308,671 | (578,215) |
| Retained (loss) for year | | (195,223) |
| Premium on shares issued during year | - | |
| Balance at 1 January 2002 | 308,671 | (773,435) |
| Prior year adjustment | | (122,375) |
| Retained (loss) for year | | (308,839) |
| Premium on shares converted during period | 639,553 | |
| Balance at 31 December 2002 | 948,224 | (1,204,649) |

On 8 October 2002, following the restructuring of the shares in Tridelta, an additional €639,553 was transferred from the issued share capital to the share premium account.



**18. REDEEMABLE LOAN STOCK**

On 8 October 2002, the cumulative convertible redeemable loan stock was converted to 319,131 ordinary shares of €0.1269738 each at a premium of €0.071963 each.

**19. RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS**

|  | 2002 € | 2001 € | 2000 € | 1999 € |
|---|---|---|---|---|
| (Loss) for the financial year | (308,839) | (195,222) | (262,697) | (259,917) |
| Proceeds from issue of shares | - | 63,488 | 589,817 | 282,428 |
| Proceeds from redeemable loan stock | - | 63,488 | - | - |
| Net increase/ (decrease) in funds | (308,839) | (68,246) | 327,120 | 22,511 |
| Opening shareholders' funds | 335,744 | 403,990 | 76,870 | 54,359 |
| Prior year adjustment | (122,375) | - | - | - |
| Closing shareholders' funds | (95,470) | 335,744 | 403,990 | 76,870 |

**20. CONSENT**

We consent to the inclusion in the Prospectus of this report and accept responsibility for this report for the purposes of paragraph 45(1) (b) (iii) of Schedule 1 to the Public Offers of Securities Regulations 1995 of the U.K.

Yours faithfully,

**Hamill Spence O'Connell**
Chartered Certified Accountants and Registered Auditors



## PART III – ILLUSTRATIVE FINANCIAL PROJECTIONS

| | 2000 | 2001 | 2002 | 2003 | 2004 | 2005 |
|---|---|---|---|---|---|---|
| **Sales** | | | | | | |
| APP | € 235,873 | € 353,963 | € 434,566 | € 660,740 | € 805,379 | € 1,088,826 |
| SCIL | | | € 0 | € 0 | € 1,150,500 | € 2,224,300 |
| Mastitis | | | € 7,200 | € 289,675 | € 1,539,375 | € 2,808,125 |
| Animal Welfare Development Agreements | | € 52,196 | € 40,047 | € 140,970 € 125,000 | € 1,295,400 | € 2,781,300 |
| **Total Turnover** | **€ 235,873** | **€ 406,159** | **€ 481,813** | **€ 1,216,385** | **€ 4,790,654** | **€ 8,902,551** |
| Cost of Sales | € 62,392 | € 23,738 | € 123,979 | € 245,488 | € 1,676,309 | € 3,154,503 |
| **Gross Margin** | **€ 173,481** | **€ 382,421** | **€ 357,834** | **€ 970,897** | **€ 3,114,345** | **€ 5,748,048** |
| **Operating Expenses** | | | | | | |
| Sales and Marketing | € 74,424 | € 85,402 | € 94,641 | € 201,434 | € 254,350 | € 316,571 |
| R&D | € 154,904 | € 164,899 | € 94,262 | € 430,360 | € 435,360 | € 490,735 |
| Manufacturing | € 72,578 | € 119,608 | € 165,512 | € 277,758 | € 576,483 | € 1,021,313 |
| Admin | € 134,272 | € 179,165 | € 293,156 | € 367,018 | € 589,877 | € 833,327 |
| **Total** | **€ 436,178** | **€ 549,074** | **€ 647,571** | **€ 1,276,570** | **€ 1,856,070** | **€ 2,661,946** |
| **Net Profit (Loss)** | **(€ 262,697)** | **(€ 166,653)** | **(€ 289,737)** | **(€ 305,673)** | **€ 1,258,275** | **€ 3,086,102** |
| Tax | | | | | | € 283,405 |
| Dividends on Preference Shares | | (€ 28,569) | (€ 19,102) | | | |
| **PAT** | **(€ 262,697)** | **(€ 195,222)** | **(€ 308,839)** | **(€ 305,673)** | **€ 1,258,275** | **€ 2,802,697** |
| Prior Year adjustment | | | (€ 122,375) | | | |
| Cumulative Retained Earnings | (€ 578,214) | (€ 773,436) | (€ 1,204,650) | (€ 1,510,323) | (€ 252,048) | € 2,834,054 |

## MAIN ASSUMPTIONS

- The Company's current products will continue to grow at a planned rate of 30%.

- Sales from the company's mastitis range will be established for routine application on completion of current trials. In addition, the company aims to bring its milk quality detection system to market by the end of 2003.

- In the absence of unforeseen external influence e.g. Foot and Mouth, BSE etc, the animal welfare market will develop as planned.

- SCIL GmbH will successfully launch its new Immunoanalyser in 2004.

- Inflation in Ireland will remain below 5% and therefore there will be no substantial increase in labour costs.

- The Company will continue its successful policy of acquiring and developing novel technologies.



# LETTER FROM REPORTING ACCOUNTANTS AND ILLUSTRATIVE FINANCIAL PROJECTIONS

10 April 2003

**The Directors**
**Tridelta plc**
**48, Main Street**
**Bray**
**Co. Wicklow**
**Ireland**

Dear Sirs,

**Re:    Tridelta plc**

## Introduction

We refer to the illustrative financial projections concerning Tridelta plc ("The Company") for the years ending 31 December 2005 as set out on page 39 of the prospectus ("The prospectus") relating to the admission of the entire issued share capital of the Company to trading on OFEX.

## Responsibility

The illustrative financial projections are based on assumptions made by the Directors of the Company, for which they are solely responsible, and which cannot be confirmed or verified in the same way as past results. It should be appreciated that the projections have been prepared for the purposes of illustration and do not constitute a forecast. We express no opinion as to the validity of the assumptions on which the projections are based.

## Basis of opinion

We have reviewed the accounting policies and calculations adopted in arriving at the illustrative financial projections of the Company for the years ending 31 December 2005.

## Opinion

In our opinion, the illustrative financial projections, so far as the accounting policies and calculations are concerned, have been properly compiled on the bases and assumptions made by the Directors, as set out in the Prospectus, and are presented on a basis consistent with the accounting policies normally adopted by the Company.

Yours faithfully,


**Hamill Spence O'Connell**
Chartered Certified Accountants and Registered Auditors



# LETTER FROM REPORTING ACCOUNTANTS AND WORKING CAPITAL REQUIREMENTS

10th April 2003

**The Directors**
**Tridelta plc**
**48, Main Street**
**Bray**
**Co. Wicklow**
**Ireland**

**The Directors**
**Acorn Corporate Finance Limited**
**Bollin House**
**Riverside Park**
**Wilmstow**
**Cheshire SK9 1DP**
**England**

Dear Sirs,

**Re:     Tridelta plc**

We refer to the illustrative financial projections concerning Tridelta plc ("The Company") for the years ending 31 December 2005, as prepared by the Directors and for which the Directors are solely responsible.

We have considered the Company's Working Capital Requirements as envisaged in the Projections and we concur with the Directors conclusions that, assuming the Minimum Subscription of €600,000 is achieved, the Company will have sufficient working capital for its present requirements that is at least 12 months from completion of the Offer.

Yours faithfully,

**Hamill Spence O'Connell**
Certified Accountants and Registered Auditors



## DEFINITIONS

The following definitions apply throughout this document, unless the context otherwise requires:

"Acceptance"                          acceptance by Ofex of the application for Admission;

'Accountant's Report"                 the accountant's report on the Company set out in Part II of this document;

"Acorn"                               Acorn Corporate Finance Limited;

"Acorn Option"                        the option to be issued to Acorn (conditional on Admission) in respect of 5% of the fully diluted share capital of the Company on Admission on the terms and conditions set out in an Option Agreement dated 16th April 2003 made between the Company and Acorn;

'Acts"                                the Companies Acts, 1963 to 2001 of Ireland;

"Admission"                           the admission of the entire issued ordinary share capital of the Company, issued and to be issued pursuant to the Offer, to trading through OFEX;

"AIM"                                 the Alternative Investment Market of the London Stock Exchange;

"Application Form"                    the application form for use in connection with the Offer set out at the end of this document;

"Board" or 'Directors"                the board of directors of the Company;

"Company"                             Tridelta plc;

"Corporate Advisers Agreement"        the agreement dated 5th March 2002 between the Company and Acorn, further details of which are set out in paragraph 16, Part IV of this document;

"CREST"                               the relevant system (as defined in the Regulations) in respect of which CREST Co Limited is the operator (as defined in the Regulations);

"Existing Shareholders"               the holders of the Existing Shares;

"Existing Shares"                     all Ordinary Shares held by the shareholders in the Company prior to the Interim Funding;

"Group"                               the Company and Tridelta Development Limited;

"Interim Funding"                     the funding provided by institutional and private investors on the 9th October 2002 and 12th November 2002 to support the ongoing development of the Company in return for which 397,040 share warrants and Ordinary Shares were issued;

"Interim Funding Shareholders"        the holders of those Ordinary Shares allotted on the 9th October 2002 and the 12th November 2002 in consideration for the Interim Funding;

"Ireland"                             Ireland, excluding Northern Ireland and the word "Irish" shall be construed accordingly;

"Minimum Subscription"                €600,000;



| | |
|---|---|
| "OFEX" | a market operated by OFEX plc, a member of the London Stock Exchange and regulated by the Financial Services Authority, which allows trading in the shares of unquoted companies; |
| "OFEX Rules | the Rules of OFEX as set out in the OFEX Rule Book issued by OFEX plc (Version 1.1 dated October 2002 as may be subsequently amended); |
| "Offer" | the invitation by the Company to subscribe for the Offer Shares; |
| "Offer Price" | €0.85 or Stg £0.54 per Offer Share; |
| "Offer Shares | 1,176,470 Ordinary Shares to be placed pursuant to the Offer; |
| "Offer for Subscription Agreement | the agreement dated 16th April 2003 between the Company and Acorn relating to the Offer, further details of which are set out in paragraph 8 of Part IV of this document; |
| "Official List" | the Official List of the UKLA; |
| "Ordinary Shares" | the ordinary shares of €0.10 each in the capital of the Company; |
| "Receiving Agents" | Capita Corporate Registrars Plc and Capita IRG Plc; |
| "Regulations" | the Companies Act, 1990 (Uncertificated Securities) Regulations, 1996 (SI No. 68 of 1996); |
| "Tridelta" | Tridelta Development Limited; |
| 'Share Option Scheme" | the Company's Share Option Scheme, a summary of the principal terms of which is set our in paragraph 13 of Part I of this document; |
| "UK" | United Kingdom of Great Britain & Northern Ireland; |
| "UKLA" | the UK Listing Authority of the Financial Services Authority; |
| 'the 1963 Act" | the Companies Act, 1963 of Ireland; |
| 'the 1983 Act" | the Companies (Amendment) Act, 1983 of Ireland; |
| "the 1990 Act" | the Companies Act, 1990 of Ireland; |
| "the 1999 Act" | the Companies Act (Amendment), 1999 of Ireland; |
| "the 2001 Act" | the Companies Act, 2001 of Ireland; |
| "Stg £ " | Pounds Sterling; |
| "€" | Euro. |

All references in this document to legislation are to Irish legislation, unless otherwise stated or the context otherwise requires.



# GLOSSARY OF TECHNICAL TERMS

"Acute Phase Proteins"
A group of proteins produced by the liver (however see "MAA") and found in increased amounts in the bloodstream in response to inflammation/infection and in some cases, physical stress.

"Acute Phase Response"
The body's biochemical response to damage caused by e.g. infection, trauma, inflammation or physical stress.

"Analyte"
The substance being measured in an analysis.

"Autoanalyser"
Laboratory instrument used for performing high volumes of an assay by an automated or semi-automated technique.

"Biosensor"
A small device utilising biological material and electronic components which can be used to measure a specific analyte e.g. a protein in a bodily fluid.

"Bulk Tank"
Collecting tank used to store milk from serial milkings on the farm whilst awaiting collection.

"BTT"
Bulk Tank Test, test carried out on milk from the bulk tank.

"Colorimetry"
A laboratory technique for performing assays on biological materials (colorimetric assay).

"CRP"
C-Reactive Protein: a major Acute Phase Protein in many species.

"Cytokine"
Substances produced by the body in very low amounts and present for only a short time which activate the Acute Phase Response.

"EIA/ELISA"
Enzyme (Linked) Immuno (Sorbent) Assay. A laboratory technique for performing assays on biological materials.

"Enzymatic Assay"
Diagnostic methodology which utilises the principle of a specific enzyme/substrate reaction to measure the levels of the substrate in the body.

"Haptoglobin"
A major Acute Phase Protein in many species.

"Herring- Bone System"
A type of milking parlour set-up which consists of individual milking clusters linking into a central "spine" to gather the milk from the parlour into the bulk tank.

"Immuno- Diagnostic"
Diagnostic methodology which utilises the principle of a specific antibody-antigen reaction to measure the levels of a substance in the body.

"Lateral Flow"
Technology used in diagnostic tests of the "dip-stick" type where a small sample is placed on a reaction pad held on a thin plastic "stick" to produce a rapid, on-the-spot result.

"MAA"
Mammary (or milk) Associated Amyloid A: a new Acute Phase Protein found to be an indicator of mastitic infection, present and detectable in milk and colostrum and produced locally in the mammary gland.

"Mastitis"
Inflammation of the mammary gland.

"Clinical"
Obvious clinical signs are observed, e.g. clots in the milk; at this stage the disease is advanced.

44



| | |
|---|---|
| "Subclinical" | No obvious clinical signs, however, the animal is harbouring the infection and has the potential to develop the clinical condition. |
| "NEC" | Neonatal Necrotising Enterocolitis: a potentially fatal disease of low birth weight newborn infants, which may benefit from treatment with a therapeutic form of MAA. |
| "OEM" | Original Equipment Manufacturer; a manufacturer who buys the component parts of e.g. a diagnostic kit, assembles the kit and sells it under its own name. |
| "Orphan Drug" | Special status awarded to a therapeutic which treats a specific condition found in a relatively small number of cases which allows the drug to be "fast-tracked" through the regulatory process, allowing the drug to come to market in up to half the usual time. |
| "Peptide" | A small fragment of a protein consisting of a specific sequence of amino acid units. |
| "POC" | Point-Of-Care: an analysis carried out on the spot rather than by sending a sample off to a laboratory for testing. |
| "Robotic Milker" | An automated system for milking cows. |
| "SAA" | Serum Amyloid A: a major Acute Phase Protein in many species. |
| "String" | Term used to denote a number of dairy cows, which are milked at the same time. |



## PART IV - ADDITIONAL INFORMATION

### 1. INCORPORATION

(a) The Company was incorporated in Ireland under the Acts with the name Tridelta plc with registered number 357237 on the 23<sup>rd</sup> May 2002 as a public limited company.

(b) The business of the Company is that of an investment company. Its registered office and its principal place of business are at 48 Main Street, Bray, Co Wicklow.

(c) The Company has one subsidiary, Tridelta Development Limited, a company incorporated in Ireland under the Acts registration number 254105.

### 2. SHARE CAPITAL

(a) On incorporation the authorised share capital of the Company was €1,000,000 divided into 1,000,000 ordinary shares of €1.00 each of which seven ordinary shares were in issue fully paid.

(b) The Company does not have in issue any securities not representing share capital, convertible debt securities, exchangeable debt securities or debt securities with warrants.

(c) Since the date of incorporation of the Company up to the date of this document the only changes made to the authorised and issued share capital of the Company were pursuant to the resolution set out hereunder in this Paragraph passed at an extraordinary meeting of the Company on the 8<sup>th</sup> October 2002: -

   (i) The issued and authorised shares in the capital of the Company were subdivided into ordinary shares of €0.10 each.

   (ii) The Directors were generally and unconditionally authorised pursuant to section 20 of the 1983 Act to exercise all the powers of the Company to allot relevant securities (within the meaning of that section) up to an aggregate nominal amount equal to the authorised but unissued share capital of the Company, such authority to expire on the 7<sup>th</sup> October 2007 provided that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if such authority had not expired;

   (iii) The Directors were empowered pursuant to section 24 of the 1983 Act to allot equity securities (within the meaning of section 23 of that Act) pursuant to the authority referred to in subparagraph (ii) above as if section 23(1) of that Act did not apply to any such allotment such power to expire on the conclusion of the Annual General Meeting of the Company to be held in 2007, or if earlier, on the 7<sup>th</sup> October 07 provided that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if such power had not expired:

(d) On 8<sup>th</sup> October 2002 the Company acquired the entire issued share capital of Tridelta in consideration for issuing and allotting 4,042,284 Ordinary Shares to the then shareholders of Tridelta.

(e) On the 9<sup>th</sup> October 2002 and the 12<sup>th</sup> November 2002 a number of institutional and private investors provided Interim Funding to the Company to support its ongoing development in consideration for which 397,040 Share Warrants and subsequently 397,040 Ordinary Shares were issued. The price per share was €0.70.

(f) Immediately following the Offer, and assuming the Offer is fully subscribed, the authorised share capital of the Company will be €1,000,000 divided into 10,000,000 Ordinary Shares of €0.10 each

46



of which 5,615,864 Ordinary Shares will have been issued and will be fully paid or credited as fully paid and 4,384,136 will remain unissued.

## 3.    MEMORANDUM AND ARTICLES OF ASSOCIATION

(a)    The principal object of the Company as set out in clause 3(A) of its Memorandum of Association is to act as an investment holding company. A full description of the objects of the Company is set out in clause 3 of its Memorandum of Association which is available for inspection as provided in paragraph 18 hereof.

(b)    The Articles of Association of the Company (the 'Articles') contain, inter alia, provisions to the following effect:

### (i)    Dividends

Subject to the provisions of the Acts, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the Directors. Subject as aforesaid, the Directors may pay such interim dividends as appear to them to be justified by the profits of the Company available for distribution. Except as otherwise provided by the rights attached, all dividends shall be declared and paid according to the amounts paid on the shares on which the dividend is paid. Except as aforesaid, all dividends shall be apportioned and paid proportionately to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid, but if any share is issued on terms providing that it shall rank for dividend as from a particular date, such share shall rank for dividend accordingly. No amount paid on a share in advance of calls shall be treated as paid on a share for the purposes of the above. Payment of dividends to a shareholder may in certain circumstances be withheld in accordance with the provision of the Articles.

The Directors may at their discretion, with or subject to the sanction of an ordinary resolution, offer to the holders of Ordinary Shares the right to elect to receive an allotment of additional Ordinary Shares, credited as fully paid, instead of cash in respect of all or part of any cash dividend or dividends specified by such resolution or such part of such dividend or dividends as the Directors may determine.

Any dividend which remains unclaimed for 12 years after having been declared shall, if the Directors so resolve, be forfeited and cease to remain owing by the Company.

### (ii)    Distribution of Assets on Winding Up

If the Company shall be wound up and the assets available for distribution among the members as such shall be insufficient to repay the whole of the paid up share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively. If on a winding up the assets available for distribution among the members shall be more than sufficient to repay the whole of the share capital paid up at the commencement of the winding up the excess shall be distributed among the members in proportion to the capital at the commencement of the winding up paid up on the shares held by them respectively. The foregoing is without prejudice to the rights of the holders of shares issued upon special terms and conditions.



(iii) **Voting**

Votes at general meetings may be given either personally or by proxy. Subject to any rights or restrictions for the time being attached to any class or classes of shares and subject to any suspension or abrogation of voting rights pursuant to the provisions of the Articles, on a show of hands every member present in person and every proxy shall have one vote, so however, that no individual shall have more than one vote, and on a poll every member shall have one vote for every share of which he is the holder. The chairman of a meeting at which there is an equality of votes shall be entitled to a second or casting vote.

(iv) **Variation of Rights**

Whenever the share capital is divided into different classes of shares, the rights attached to any class may be varied or abrogated with the consent in writing of the holders of three-fourths in nominal value of the issued shares of that class, or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of their issue, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith or subordinate hereto.

(v) **Alteration of Share Capital**

The Company may by ordinary resolution:

(A) increase its share capital;

(B) consolidate and divide all or any of its share capital into shares of a larger amount;

(C) subject to the provisions of the Acts, sub-divide its shares into shares of a smaller amount; or

(D) cancel any shares which have not been taken or agreed to be taken by any person and reduce the amount of its authorised share capital by the amount of the shares so cancelled.

The Company may, by special resolution, reduce its share capital, any capital redemption reserve fund, any share premium account or any capital conversion reserve fund in any manner and with, and subject to, any incident authorised, and consent required, by law.

(vi) **Allotment and Issue of Shares**

Subject to the provisions of the Acts relating to authority to allot shares, statutory pre-emption rights and otherwise and of any resolution of the Company in general meeting, the unissued shares of the Company shall be at the disposal of the Directors who may allot, grant options over or otherwise dispose of them to such persons on such terms and conditions and at such times as they may consider to be in the best interests of the Company and its shareholders, but so that no share shall be allotted at a discount. Without prejudice to any special rights conferred on the holders of any existing shares or class of shares and subject to the provisions of the Acts, any share may be issued with such rights or restrictions (whether as regards dividends, return of capital, voting or otherwise) as the Company may from time to time by ordinary resolution determine.



(vii)    **Redeemable Shares and Purchase of Own Shares**

Subject to the provisions of the Acts, any shares may be issued on the terms that they are, or are liable at the option of the Company or the holder, to be redeemed on such terms and in such manner as may be provided by the Articles. Subject to the provisions of the Acts and to any rights conferred on the holders of any class of shares, the Company may purchase all or any of its shares of any class including any redeemable shares. No purchase by the Company of its own shares will take place unless it has been authorised by special resolution of the Company in general meeting. Subject to the provisions of the Acts, the Company may cancel any shares so redeemed or purchased or may hold them as treasury shares and re-issue any such treasury shares as shares of any class or classes or cancel them.

(viii)    **Transfer of Shares**

Subject to the restrictions described in the Articles and to the terms of issue of such shares, the certificated shares of any member may be transferred by instrument in writing in any usual or common form or any other form which the Directors may approve; and the Directors may permit any shares to be held in uncertificated form and title to those shares to be transferred in accordance with the Companies Act, 1990 (Uncertificated Securities) Regulations, 1996 and the practices instituted by the operator of the CREST system. The instrument of transfer of any certificated share shall be executed by or on behalf of the transferor and, in cases where the share is not fully paid, by or on behalf of the transferee. The Directors may, in their absolute discretion and without assigning any reason therefore decline to register any transfer of a partly-paid share (provided that in the case of partly-paid shares which are dealt in on the Irish Stock Exchange or the London Stock Exchange the Directors shall not exercise that discretion in such a way as to prevent dealings in such shares from taking place on an open and proper basis). The Directors may also decline to register any instrument of transfer of any certificated shares unless: (A) it is lodged at the registered office or at such other place as the Directors may appoint and is accompanied by the certificate of the shares to which it relates and such other evidence as the Directors may reasonably require to prove the title of the transferor; (B) it is in respect of one class of share only; and (C) it is in favour of not more than four transferees. The Directors may refuse to register a transfer of uncertificated shares only in such circumstances as may be permitted or required by the aforesaid Regulations or where the transfer is in favour of more than four persons jointly. The registration of transfers of shares may be suspended at such times and for such periods (not exceeding 30 days in each year) as the Directors may determine.

(ix)    **Board of Directors**

Campus Companies Custodian Limited shall be entitled to appoint one director to the Board for so long as it holds 2% or more of the entire issued share capital of the Company.

Approval of 80% of the Board is required for the annual appointment of the chairman to the Board.

## 4.    DIRECTORS' AND OTHER INTERESTS

(a)    As at the date hereof and immediately following Admission, the interests (all of which are or will be beneficial) of each Director (including any interests of his/her spouse and minor children) and those of any person connected with that Director within the meaning of Section 26 of 1990 Act (a "Connected Person") in the share capital of the Company which (i) are required to be notified to the Company pursuant to section 53 or section 64 of the 1990 Act, (ii) are required pursuant to section 59 of that Act to be entered in the register referred to therein or (iii) are interests of a Connected Person which would, if the Connected Person were a Director, be required to be disclosed under (i) or (ii) above and the existence of which is known to or could with reasonable diligence be ascertained by that Director are or will be as follows:



| | Current Number of Ordinary Shares | Current Percentage of Issued Ordinary Share Capital | Number of Ordinary Shares Following Admission | Percentage of Issued Ordinary Share Capital Following Admission |
|---|---|---|---|---|
| Sean Henneberry | nil | nil | * | * |
| Brian Hett | 650,410 | 14.65% | 650,410 | 11.58% |
| Kieran Walshe | 580,010 | 13.06% | 580,010 | 10.33% |
| Brian Flavin | nil | nil | nil | nil |
| Paul Torgerson | 71,410 | 1.61% | 71,410 | 1.27% |

* Sean Henneberry has taken part in underwriting the Minimum Subscription to the extent of 44,117 Ordinary Shares and depending on the success of the Offer may be required to take up some or all of the said shares.

Except as disclosed above in this paragraph 4, no interest in the share capital of the Company is held by any Director and no such interest, the existence of which is known to or could with reasonable diligence be ascertained by the relevant Director, is held by any Connected Person.

(b)   None of the Directors, has, or, had, any interest in any transaction which is or was unusual in its nature or conditions or significant to the business of the Company.

(c)   Save as disclosed in this document, there are no outstanding loans, guarantees or other securities or indemnities granted or provided by any member of the Group to or for any Director.

(d)   Save as disclosed above, none of the Directors has any interest in the share capital or loan capital of the Company or any of its subsidiaries nor does any person connected with the Directors (under the meaning of section 26 of the Companies Act 1990) have such interests, whether beneficial or non beneficial.

## 5.   CURRENT AND PRIOR DIRECTORSHIPS AND PARTNERSHIPS OF THE DIRECTORS

(a)   The Directors have held the following directorships and/or been partners in the following partnerships within the five years prior to the date of this document: -

(1)   **Sean Henneberry**

**Current Directorships**

Aer Arann Group Teo
Aerospace Industries PLC
Andrew Mannion Engineering Ltd
Royal Irish Silvaculture Limited
Caulfield Group Ltd
Datacare Software Group Limited
Equitas Investments Ltd
Equitas Limited
Equitas Nominees Limited
Hickey's Pharmacy Limited
Imagine Software Industries Limited
Management Techniques Limited
Premier UK Residential Real Estate PLC
Qualceram Shires PLC
Swift Fine Foods Limited
The Belfry Properties (UK) PLC
The Second Belfry Properties (UK) plc
The Third Belfry Properties (UK) plc

**Past Directorships**

Anshe Limited
Barclay Chemicals Manufacturing Ltd
Hitol Limited
Gresham Hotel Group PLC



Tridelta Development Limited
UFAC Holdings Limited

**(2) Brian Hett**

| **Current Directorships** | **Past Directorships** |
| --- | --- |
| Tridelta Development Limited | None |
| TriMed Research Inc | |

**(3) Kieran Walshe**

| **Current Directorships** | **Past Directorships** |
| --- | --- |
| Tridelta Development Limited | None |

**(4) Paul Torgerson**

| **Current Directorships** | **Past Directorships** |
| --- | --- |
| Tridelta Development Limited | None |

**(5) Brian Flavin**

| **Current Directorships** | **Past Directorships** |
| --- | --- |
| Tridelta Development Limited | Global Mark Industries Limited |
| Pharmatrin Limited | |
| Kapooki Games Ltd | |

(b) Brian Flavin acted as a director of Global Mark Industries Limited from the 12<sup>th</sup> November 2001 until it entered into liquidation on the 1<sup>st</sup> February 2002. This company is currently in liquidation.

(c) Sean Henneberry is a director of Aerospace Industries PLC; various companies within this group are in the process of entering into liquidation.

(d) Save as disclosed above, none of the Directors has:

(i) any unspent convictions in relation to indictable offences;

(ii) ever been declared bankrupt or been the subject of an individual voluntary arrangement;

(iii) ever been a director of a company which, while he was a director or within 12 months of his ceasing to be a director, had a receiver appointed, entered into liquidation, entered into administration, entered into a voluntary arrangement or made any compositional arrangements with its creditors generally or with any class of its creditors;

(iv) ever been a partner in a partnership which while he was a partner or within 12 months of his ceasing to be a partner entered into compulsory liquidation, administration or a partnership voluntary arrangement;

(v) owned any asset or been a partner in a partnership which while he owned that asset or was a partner or within 12 months after his ceasing to own that asset or be a partner entered into receivership;

(vi) been the subject of any public criticism by any statutory or regulatory authority (including recognised professional bodies); and

51



(vii)     been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.



## 6 DIRECTORS' REMUNERATION AND LETTERS OF APPOINTMENT

The following are particulars of the Directors' Letters of Appointment with the Company: -

On 8[th] October 2002, Sean Henneberry was appointed as Chairman under a letter of appointment for an annual fee of €20,000. The appointment is terminable at any time upon 3 months' written notice by either party.

On 8th October 2002, Brian Hett was appointed as Director under a letter of appointment. The appointment is terminable at any time upon 3 months' written notice by either party.

On 8th October 2002, Kieran Walshe was appointed as Director under a letter of appointment. The appointment is terminable at any time upon 3 months' written notice by either party.

On 8th October 2002, Paul Torgerson was appointed as Director under a letter of appointment for an annual fee of €15,000. The appointment is terminable at any time upon 3 months' written notice by either party.

On 8th October 2002, Brian Flavin was appointed as Director under a letter of appointment for an annual fee of €15,000.

On the 20[th] April 2000 Brian Hett and Kieran Walshe entered into service agreements with Tridelta. These service agreements are for an initial period of 5 years from the 20[th] April 2000 and thereafter shall automatically be renewed for a further two year period unless terminated by notice in writing of not less than one months notice given by either party prior to such renewal. The service agreements contain provisions for early termination, inter alia, in the event of a breach by the Director. The salary payable under these agreements is €67,296 in the case of Brian Hett and €67,296 in the case of Kieran Walshe including pension, health insurance and other benefits. The Directors are entitled to 4% of the Tridelta's profit after tax as disclosed by the audited accounts of Tridelta.

The estimated aggregate remuneration to be paid and benefits in kind to be granted to the Directors by the Group for 2002, being the first financial year of the Company, under the arrangements in force at the date of this Prospectus will be €184,592 and for 2003 is not estimated to exceed €210,000.

Except as disclosed in this Prospectus, there are no existing or proposed service contracts between the Company and any of the Directors, which expire or are terminable by the Company without payment of compensation within one year.

## 7. SUBSTANTIAL INTERESTS

Following the Offer and assuming full subscription, the following persons will be interested (directly or indirectly) in 3% or more of the enlarged issued share capital of the Company immediately following Admission:

Following the Offer

| Name | Number of Ordinary Shares | % of issued Ordinary Share Capital |
|---|---|---|
| Michelle Hett | 650,410 | 11.58 |
| Enterprise Ireland | 372,800 | 6.64 |
| Enterprise 2000 Fund Limited | 372,800 | 6.64 |
| Campus Companies Custodian Limited | 1,002,632* | 17.85 |
| Dublin Seed Capital Fund Limited | 257,105 | 4.58 |



Save as disclosed in this paragraph, and in so far as the Company has the information, the Directors are not aware of any persons who immediately following Admission, directly or indirectly, jointly or severally, will or could exercise control over the Company.

\* This includes 57,013 Ordinary Shares which Campus has indicated to the Company it intends to subscribe for under the terms of the Offer.

## 8. OFFER FOR SUBSCRIPTION AGREEMENT

The Company has entered into an Offer for Subscription Agreement on 16th April 2003 between the Company (1), the Directors (2), Acorn (3) pursuant to which, and conditional upon, *inter alia*, Admission taking place on or before 30 June 2003 (or such later time and/or date as Acorn and the Company may agree, being not later than 29th August 2003) Acorn has agreed to use reasonable endeavours to procure subscribers for the Offer Shares.

The Offer for Subscription Agreement contains indemnities and warranties from the Company and the Directors in favour of Acorn, together with provisions which enable Acorn to terminate the agreement in certain circumstances prior to Admission, including, but not limited to, circumstances when any warranties are found not to be true and accurate in any material respects. Following Admission, Acorn will receive a fee of Stg £10,000 for the first year following Admission, Stg £12,500 for the second year and Stg £15,000 per annum thereafter in respect of their services under the Corporate Advisers Agreement, dated the 5[th] March 2002.

Pursuant to the Offer for Subscription Agreement the Directors and the Existing Shareholders, on behalf of themselves, their families and others deemed to be connected with them, have undertaken not to dispose of any existing Ordinary Shares, save in certain circumstances. Such restriction is to be operative for a period of twelve months following Admission except with the written consent of Acorn.

## 9. EMPLOYEE SHARE SCHEMES

The Company has adopted a share option scheme ("the Share Option Scheme") the principal provisions of which are summarised below. For the purposes of the summary, capitalised terms shall have the meanings ascribed to them in the Scheme.

(a) *Eligibility*

The Board may grant an option to any employee, officer or director of the Company or any subsidiary of the Company who is required to devote substantially the whole of his/her time to the service of the Company or any subsidiary of the Company.

(b) *Limits*

The number of options which may be granted pursuant to the Share Option Scheme when aggregated with the number of shares which have been or remain to be issued pursuant to the Share Option Scheme shall not exceed 10% of the number of issued Ordinary Shares from time to time. The limitations may be adjusted by the Company, with confirmation from the Company's auditors as to the reasonableness and fairness of the adjustments following the issue of additional Ordinary Shares by way of rights issue or capitalisation of profits or reserves or any sub division or reduction or consolidation of the capital of the Company.

(c) *Grant of Options*

The Board in its discretion after the adoption of the Share Option Scheme may at any time offer to an option holder an option under the Scheme at the option price on terms that the offer will lapse unless acceptance from the Share Option Scheme member is received by the Company together with the option price within 10 days of the date of the offer. As soon as is reasonably practicable after receipt of the acceptance and the option price, the Board shall issue the option holder with an option certificate. The Board shall determine whether such option may be assigned or transferred and impose such conditions as they see fit. No option shall be granted on a date more than 10 years from the date of adoption of the Scheme.



(d)     *Exercise of Options*

The options may be exercised in whole or in part at any time within the period of exercise ability specified by the Board on the grant of an option. Subject to certain specified exemptions in the Share Option Scheme, an option not exercised within that period shall lapse.

Notice of exercise of the option shall be in writing specifying the number of shares in respect of which the option is exercised and accompanied by the relevant option certificate and payment of the subscription price for the Ordinary Shares in respect of which the option is exercised. Within 30 days of receipt by the Company of the above, Ordinary Shares for which the option has been exercised shall be issued by the Company to the option holder and as soon as is practicable after allotting such shares the Board shall issue a share certificate in respect of the shares allotted and where the option remains partially unexercised, a certificate indicating the number of shares over which the option may still be exercisable. The shares issued pursuant to the option shall rank pari passu with the Ordinary Shares then in issue.

(e)     *Termination of the Right to Exercise the Option*

The right to exercise an option shall terminate on

(i)     12 months after the death of an option holder

(ii)    12 months after the option holder ceases to be an employee, director or officer of the Company or its subsidiary due to ill health or normal retirement at retirement age, subject to certain exceptions.

(f)     *Reconstruction and Winding Up*

If, there is any reorganisation of the capital of the Company or a reconstruction or amalgamation of the Company involving a material change in the nature of the shares comprised in an option or if an order is made or a resolution is passed for the winding up of the Company an option holder may on the date that such reconstruction or amalgamation becomes unconditional or such winding up takes effect, exercise all or any of those options which are unexercised. All share options, which have not been so exercised, will lapse.

## 10.     PENSIONS

There is no existing occupational pension scheme for employees nor does the Company pay contributions to employee pension funds. Tridelta operates a pension scheme for key executives.

## 11.     TAXATION

The following summary, which is intended as a general guide only, outlines certain aspects of legislation and Revenue practice in Ireland and the United Kingdom regarding the ownership and disposition of Ordinary Shares. It relates only to the position of Shareholders who are resident or ordinarily resident in Ireland or the United Kingdom for tax purposes and who hold Ordinary Shares as capital assets and not for the purpose of a trade. This summary does not address the position of certain classes of Shareholders such as dealers in securities, to whom special rules apply. This summary is not exhaustive and Shareholders are advised to consult their own tax advisers as to the taxation consequences of their purchase, ownership and disposition of Ordinary Shares. The summary is based on current Irish and United Kingdom tax legislation and on the current Double Taxation Agreement between Ireland and the United Kingdom. Shareholders should be aware that future legislative, administrative and judicial changes could affect the taxation consequences described below.

(a)     Taxation of the Company

The Company is an Irish incorporated company and is managed and controlled in the Ireland and accordingly it is resident in Ireland for tax purposes.



(b)    Withholding Tax

Withholding tax at the standard rate of income tax (currently 20%) applies to dividend payments and other profit distributions by an Irish resident company. The following categories of shareholders can receive the dividends free of dividend withholding tax provided they supply relevant declarations or certificates.

(i)    An Irish resident company.

(ii)    An Irish pension fund or Irish charity approved by the Irish Revenue Commissioners.

(iii)    An individual who is neither resident nor ordinarily resident in Ireland and is resident for tax purposes in another Member State of the European Union or in a territory with which Ireland has a tax treaty (a "treaty country").

(iv)    A company resident outside Ireland, ultimately controlled by shareholders resident in another EU Member State or in a treaty country.

(v)    A company, or a 75% subsidiary of a company, the principal class of share of which is substantially and regularly traded on a recognised stock exchange located in an EU Member State (other than Ireland), or in a country with which Ireland has a double tax treaty or another approved stock exchange.

(vi)    A company resident in a treaty country or another EU Member State that is not controlled by Irish residents.

(vii)    A company resident in another EU Member State and holding 25% of the share capital of the paying company.

(viii)    Companies wholly owned directly or indirectly by two or more companies the principle class of shares of each of which is substantially and regularly traded on a recognised stock exchange in a treaty country, another EU Member State or an approved stock exchange.

Dividends paid to a UK company that does not fall within the above exemptions, will be subject to withholding tax. The Ireland/UK Tax Treaty reduces this withholding tax to:

(i)    5% of the gross amount of the dividends if the beneficial owner is a company which controls directly or indirectly 10% or more of the voting power in the company paying the dividends;

(ii)    in all other cases 15% of the gross amount of the dividends.

This note does not address the position for intermediaries and qualifying intermediaries, as defined in the Finance Act, 1999.

(c)    Taxation of Dividends

    (i)    Taxation of Irish Resident Shareholders

    Irish resident Shareholders who are individuals will be subject to income tax and levies on the aggregate of the net dividend received and the withholding tax deducted. The withholding tax deducted will be available for offset against the individual's income tax liability. A Shareholder may claim to have the withholding tax refunded to him to the extent that it exceeds his income tax liability.

    An Irish resident Shareholder, which is a company, will not be subject to Irish corporation tax on dividends received from the Company and tax will not be withheld at source by the Company provided the appropriate declaration is made. A Company, which is a close company, as defined under Irish legislation, may be subject to a corporation tax surcharge on such dividend income to the extent that it is not distributed.



Shareholders who are Irish approved pension funds or Irish approved charities are generally exempt from tax on their dividend income and will not have tax withheld at source by the Company from dividends received provided the appropriate declaration is made.

(ii)     Taxation of United Kingdom Resident Shareholders

Dividends paid to a United Kingdom resident Shareholder will not be subject to Irish withholding tax on the understanding that the Shareholder satisfies the necessary legislative conditions described in 11(b) above.

United Kingdom resident Shareholders who are individuals will be subject to income tax in the United Kingdom on the amount of dividends received.

United Kingdom resident Shareholders that are companies controlling (either alone or together with one or more associated companies) directly or indirectly less than 10% of the voting power of the Company, will be subject to corporation tax in the United Kingdom on the amount of dividends received.

A United Kingdom resident Shareholder that is a company controlling (either alone or together with one or more associated companies) directly or indirectly 10% or more of the voting power of the Company will be liable to United Kingdom corporation tax on the aggregate of the dividend and the underlying Irish corporation tax. The underlying Irish corporation tax will be available for set off against the United Kingdom corporation tax liability on the aggregate amount.

A United Kingdom resident Shareholder which is not a company controlling directly or indirectly 10% or more of the voting power of the Company and which is not subject to tax in the United Kingdom by reason of the United Kingdom law affording relief to charities and certain superannuation schemes or to insurance companies in respect of their pension business should not be subject to tax in the United Kingdom on a dividend from the Company.

i.     Capital Gains Tax

The Company's Ordinary Shares constitute chargeable assets for Irish capital gains tax purposes and, accordingly, Shareholders who are resident or ordinarily resident in Ireland, depending on their circumstances, may be liable to Irish tax on capital gains on a disposal of Ordinary Shares.

Shareholders of the Company who are neither resident nor ordinarily resident in Ireland and who do not hold the Ordinary Shares as part of the assets of a trade carried on in Ireland by them through a branch or agency are not subject to Irish tax on capital gains arising on the disposal of these Ordinary Shares. This is on the basis that the shares do not derive the greater part of their value from land and certain other assets in the State.

In most circumstances a disposal of Ordinary Shares by a Shareholder who is resident or ordinarily resident in the United Kingdom will constitute a disposal for the purposes of United Kingdom capital gains tax and, accordingly, may give rise to a tax liability. Gains arising to individuals who leave the UK for less than five years may also be taxed on their return. Gains arising to holders of Ordinary Shares taxed as dealers in securities may be treated as income and taxed as such.

ii.     Stamp Duty

Irish stamp duty will be charged at the rate of €1 for every €100 (or part thereof) of the amount or value of the consideration on any conveyance or transfer on sale or voluntary disposition of Ordinary Shares. In relation to a conveyance or transfer on sale or voluntary



disposition of Ordinary Shares under the CREST System, Irish stamp duty at the rate of 1% will be payable on the amount or value of the consideration.

No United Kingdom stamp duty or stamp duty reserve tax will arise on the issue of Ordinary Shares. United Kingdom stamp duty (or stamp duty reserve tax if stamp duty is not payable on the transfer) should be payable by a transferee at a rate of 0.5% of the amount or value of the consideration rounded up to the next Stg £5 paid on a transfer of Ordinary Shares executed within the United Kingdom with the balance of duty due under Irish stamp duty legislation being payable to the Irish Revenue Commissioners. This reflects an arrangement in force between the Irish and United Kingdom authorities whereby each recognises and gives credit for stamp duty paid in the other jurisdiction.

(iii)    Close Company Status

The Company is not a close company for the purposes of Part 13 of the Taxes Consolidation Act, 1997.

## 12.    MATERIAL CONTRACTS

The following contracts, not being contracts entered into in the ordinary course of business, have been entered into by the Company or other members of the Group within the two years immediately preceding the date of this document and are, or may be, material:

12.1    On the 14th October 1999 Tridelta entered into an agreement with the University of Glasgow whereby Tridelta was granted an exclusive worldwide non transferable licence to use the patents and know how in relation to the assay for Haptoglobin. This agreement was updated on 31st January 2000.

12.2    On 30th March 1999 Tridelta entered into an Agreement with Accuplex LLC (University of Nebraska) whereby Tridelta was granted an exclusive worldwide licence to possess and use cell lines for producing monoclonal antibodies for the measurement of Serum Amyloid A an acute phase proteins in humans and animals together with information relating to the use of these antibodies.

12.3    On the 21st June 1999 Tridelta entered into an agreement with BioSource International Inc to supply a range of acute phase proteins assays for re-labelling and sale by BioSource.

12.4    In June 1999 Tridelta entered into an agreement with the University of Glasgow whereby Tridelta was granted an exclusive non-transferable worldwide licence to manufacture, distribute and sell products based on the assay for Canine C Reactive Protein ("CRP").

12.5    In March 2000 Tridelta entered into an Agreement with Utrecht University whereby Tridelta was granted an exclusive non-transferable worldwide licence to manufacture, distribute and sell product based on the Porcine CRP based on the novel antibodies for Porcine CRP developed by Utrecht University.

12.6    In the May 2000 Tridelta entered into an agreement with the University of Glasgow whereby Tridelta was granted an exclusive worldwide non transferable licence to use the patents and know how in relation to the manufacturing, distribution, and selling of products derived from the patent and know how in respect of the use of Haptoglobin as a marker for Mastitis.

12.7    In 2000 Tridelta established a joint venture company, TriMed Inc. USA, in collaboration with The UNEMED Corporation, Nebraska, to develop and commercialise the recently discovered and proprietary therapeutic applications of the MAA protein.

12.8    On the 9th of December 1999 Tridelta plc entered into in an Agreement with Accuplex LCC (University of Nebraska) whereby Tridelta was granted a further worldwide exclusive licence by Accuplex to the patent application for diagnostic assays of MAA, a new acute phase protein, as a marker of mastitis.

12.9    On the 26th April 2001 Tridelta entered into an agreement with Mark & Spencer to evaluate the use of Tridelta's novel Acute Phase Proteins (APP) assays in the development of quality assurance and animal welfare programme.



12.10 On the 27<sup>th</sup> December 2001 Tridelta entered into an agreement with SCIL to develop and manufacture a range of assay cartridges for SCIL's ImmunoLab Vet Analyser.

12.11 On the 5<sup>th</sup> April 2002 Tridelta entered into an agreement with Sensortec to develop an on-line or off-line/hand-held system to measure Tridelta proprietary MAA as a marker of mastitis in dairy cows.

12.12 the Offer for Subscription Agreement as further detailed in paragraph 8 of this Part IV;

12.13 the Corporate Advisers Agreement as further detailed in paragraph 16 of this Part IV;

12.14 the Acorn Option as further detailed on page 42 hereof;

12.15 On the16<sup>th</sup> April 2003 the Company entered into Underwriting Agreements with Mr C.M. Edwards, Mr J. Daley, Mr S. Henneberry, Mr T. Parker, Mr J. Berry, Mr P. Hooft, Mr M. J. Parlett, Mr P. Nolan, Mr G. N. Elliot, Molesworth Venture Capital Fund Limited Partnership, The Campus Companies Venture Capital Fund Limited Partnership, Akulos Investments Limited, Peeka Finance Limited, Global Underwriting plc. whereby they have agreed to subscribe to the Company for an aggregate of 705,883 Ordinary Shares in consideration for which the Company issued 705,883 share warrants. The exercise price for each of these share warrants is €0.90 per share in the first year of issue increasing by €0.10 per share in every subsequent year to amount to not more than €1.30 per share in the fifth year after issue.

## 13. WORKING CAPITAL

The Directors are of the opinion, having made due and careful enquiry and assuming the Minimum Subscription is achieved and taking into account existing facilities available to the Company, the working capital available to the Company is sufficient for its present requirements, that is, for at least twelve months from the closure of the Offer.

## 14. INDEBTEDNESS

The Company does not have outstanding loan capital (whether outstanding or created but unissued), term loans, other borrowings or indebtedness in the nature of borrowings, including bank overdrafts, liabilities under acceptances (other than normal trade bills), acceptance credits, hire purchase commitments and obligations under finance leases , or guarantees or other contingent liabilities.

Tridelta has an overdraft facility with the Bank of Ireland, which facility's availability may not extend beyond €60,000. The Group's equipment is leased by Tridelta for €45,000 and a long term loan of €10,000 from Enterprise 2000 Fund Limited is being discharged by Tridelta on a monthly basis until 2005.

The cumulative redeemable preference shares in Tridelta held by Campus Custodian Companies Limited, Trinity Venture Capital limited and Dublin Seed Capital Fund Limited were converted to ordinary shares on the 8<sup>th</sup> October 2002 and subsequently acquired by the Company when it acquired the ordinary share capital of Tridelta. Prior to conversion, a coupon of 5% attached to these cumulative redeemable preference shares. Subject to the provisions of the Companies Act, 1983 the outstanding coupon at the date of conversion, being €47,671.23 is payable by Tridelta after 31<sup>st</sup> March 2003 once the funding has been completed.

A loan stock instrument entered into by Tridelta, Campus Custodian Companies Limited and Trinity Venture Capital Limited on 4<sup>th</sup> October 2001 was converted into ordinary shares on the 8th October 2002. These ordinary shares were subsequently acquired by the Company when it acquired the ordinary share capital of Tridelta. Prior to conversion interest at a rate of 6% was payable under this loan stock instrument, the outstanding interest at the date of conversion being €981.21.

50,000 preference shares in the capital of Tridelta continue to be held by Enterprise Ireland. Subject to the provisions of the Companies Act, 1983 these will be redeemed by Tridelta as to 25,000 on the 30<sup>th</sup> June 2004 and 25,000 on the 30<sup>th</sup> June 2005 at a price equal to the amount paid up on these shares, being €1.269738 each, in accordance with the Articles of Association of Tridelta.



## 15. LITIGATION

The Company is not and has never been party to any legal or arbitration proceedings which are having or may have or have had during the twelve months preceding the date of this document a significant effect on the Company's financial position nor, so far as the Directors are aware, are any such proceedings pending or threatened against the Company.

## 16. ARRANGEMENTS RELATING TO THE OFFER.

16.1    Under the Corporate Advisers Agreement and the Offer for Subscription Agreement:-

16.1.1    the Company has agreed to pay Acorn an amount equal to Stg £10,000 plus the higher of Stg £25,000 or 5% of the proceeds of the Offer (not to include monies raised from the Existing Shareholders) subject to Acorn receiving a minimum fee of Stg £25,000 to include the Stg £10,000 mentioned above);

16.1.2    in addition, the Company has agreed to issue the Acorn Option;

16.1.3    the Company has agreed to pay all other costs and expenses of the Offer and related arrangements together with Valued Added Tax on all such other costs and expenses;

16.1.4    the Company and the Directors have given certain warranties and indemnities to Acorn as to the accuracy of information in this document and as to other matters in relation to the Company and its business; and

16.1.5    the Directors have undertaken, subject to certain limited exceptions, that, save with the consent to Acorn, they will not transfer, sell or otherwise dispose of any of their respective interests in the Ordinary Shares held immediately following completion of the Offer until after the first anniversary of Admission.

16.2    The Offer for Subscription Agreement may be terminated by Acorn before completion of the Offer in certain circumstances, including for material breach of the warranties referred to above.

16.3    Following admission to Ofex the Company has agreed to pay Acorn an on going corporate advisory fee of Stg £10,000 in the first year and Stg £12,500 in the second and Stg £15,000 per annum thereafter.

## 17. GENERAL

(a)    Hamill Spence O'Connell has given and not withdrawn its written consent to the inclusion in this document of its Accountants Report in Part II above and the references to such report and to its name in the form and context in which they appear.

(b)    Acorn has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of the references to it in the form and context in which they appear.

(c)    Capita Corporate Registrars Plc and Capita IRG Plc have given and have not withdrawn their written consent to the inclusion herein of the references to them in the form and context in which they appear.

(d)    With reference to and for the purposes of paragraph 45(1) (b) of Part VII of the POS Regulations Hamill Spence O' Connell accepts responsibility in relation to this document for the report set out in Part II of this document.

(e)    The Ordinary Shares are in registered form and the liability of members is limited to the amount, if any, unpaid on their shares.



The Companies Act, 1990, (Uncertificated Securities) Regulations, 1996 (the "Regulations") make provision for the transfer without a written transfer, and the evidencing otherwise than by a share certificate, of title to shares, provided that such title is evidenced and transferred in accordance with certain computer-based systems and procedures. The Articles of Association of the Company permit title to the Ordinary Shares to be evidenced and transferred without a written instrument in accordance with the Regulations.

The Company will make an application for the Ordinary Shares to be admitted to the CREST system operated by CREST Co Limited. The permission of CREST Co Limited must be given before the Ordinary Shares can be transferred and evidenced in uncertificated form. The Company's Articles of Association disapply in relation to Ordinary Shares that are held in uncertificated form those provisions of the Articles that require written instruments of transfer and share certificates.

A shareholder is not obliged to hold his Ordinary Shares in uncertificated form. Each holder of Ordinary Shares can choose whether or not to hold his Ordinary Shares in uncertificated form. The Company's Registrars will continue to register written instruments of transfer and to issue share certificates in respect of Ordinary Shares held in certificated form, in accordance with the provisions of the Articles of Association.

No temporary documents of title will be issued.

(f)     The Ordinary Shares have a nominal value of €0.10 and the premium on issue of the Ordinary Shares pursuant to the Offer will be €0.75 per share. The Offer Price is payable in full on application.   The premium arising on the Offer Shares assuming full subscription will be €882,352.50.

(g)     Other than those disclosed in this document, the Group is not dependent on any patents or other intellectual property rights, licences or particular contracts which are of fundamental importance to the Group's business.

(h)     The Directors are not aware of any arrangement under which future dividends are waived or agreed to be waived.

(i)     Preliminary expenses of €800 were incurred in connection with the formation of the Company and have been paid by the Company.

(j)     It is estimated that the total expenses (including commission) payable by the Company in connection with the Offer and Admission are estimated to amount to approximately €130,000 excluding VAT assuming full subscription. The amounts payable by the Company to Acorn for procuring subscriptions for up to 1,176,470 Ordinary Shares will include a commission of 5% of the amounts subscribed (not to include amounts subscribed by Existing Shareholders).

(k)     Save as disclosed in this document there has been no material change in the financial or trading position of the Company since incorporation and there are no significant investments in progress by the Company.

(l)     For the purposes of Section 82 of the Companies Act, 1985 in the UK and Section 56 of the 1963 Act the subscription list shall open at 10 am on the 28$^{th}$ April 2003 and may be closed at any time thereafter but not later than 3 pm on 31$^{st}$ May 2003 unless extended by the Directors to a date not later than 3 pm on 25$^{th}$ June 2003

(m)     The Company itself has not traded since incorporation but is the holding company for Tridelta which operates the business of the Group.

(n)     There have been no interruptions in the business of the Group which may have or have had in the 12 months preceding publication of this document a significant effect on the financial position of the Company



(o)     The Minimum Subscription has been underwritten.

(p)     Except for fees payable to professional advisers whose names appear on pages 3 and 4 above and payments to trade suppliers, no person has received any fees, securities or other benefit to a value of Stg £10,000 (excluding VAT) or more, directly or indirectly, from the Company within the 12 months preceding the application for Admission, or has entered into any contractual arrangements to receive any such fees securities or other benefit, directly or indirectly, from the Company on or after Admission.

(q)     The Directors are, or may be deemed to be, promoters of the Company. No payment, security or other benefit has been or is to be made, issued or given to any of them in consideration of his or her acting as a promoter of the Company.

(r)     In the Directors' opinion the minimum amount to be raised pursuant to the Offer for the purposes set out in paragraph 21(a) of Schedule 1 to the POS Regulations is €600,000 which will be applied as follows:-

| | | |
|---|---|---|
| (i) | purchase price of property | Nil |
| (ii) | commissions and expenses payable under the Offer | €130,000 |
| (iii) | repayment of monies borrowed in respect of (i) and (ii) above | Nil |
| (iv) | working capital | €470,000 |

There are no amounts to be provided in respect of the matters mentioned above otherwise than out of the Offer or from the Company's existing resources.

(s)     Copies of this document will be available for collection free of charge at the offices of Ivor Fitzpatrick & Company., 44-45 St. Stephen's Green, Dublin 2 and Acorn Corporate Finance Limited, Bollin House, Riverside Park, Wilmslow, Cheshire SK9 1DP, England during normal business hours on any weekday (Saturdays and public holidays excepted) for the period during which the Offer remains open.

## 18.     DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents may be inspected at the offices of Ivor Fitzpatrick & Company, 44 - 45 St Stephen's Green, Dublin 2 and Acorn Corporate Finance Limited, Bollin House, Riverside Park, Wilmslow, Cheshire SK9 1DP, England during normal business hours on any weekday (Saturdays and public holidays excepted) for a period of 14 days following the date of this document: -

(a)     the Memorandum and Articles of Association of the Company referred to in paragraph 3 Part IV above;

(b)     the Accountants' Report set out in Part II of this document;

(c)     the Directors' letters of appointment referred to in paragraph 6 Part IV above;

(d)     the Material Contracts referred to in paragraph 12 Part IV above;

(e)     the written consents referred to in paragraph 17 Part IV above;

(f)     the Share Option Scheme referred to in paragraph 13 Part 1 above;



## PART V – APPLICATION UNDER THE OFFER

The subscription list will open at 10 am on 28<sup>th</sup> April 2003 and may be closed at any time thereafter but not later than 3 pm on 31<sup>st</sup> May 2003 (unless extended by the Directors to a date not later then 3 pm on 25<sup>th</sup> June 2003). The basis on which applications have been accepted is expected to be announced on or around 4<sup>th</sup> June 2003.

Applications must be received by post or (during normal business hours only) by hand in Ireland at Capita Corporate Registrars Plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland or in the UK at Capita IRG Plc, Corporate Actions, PO Box No 166 The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH to arrive as soon as possible, but in any event by no later than 3 pm on 31st May 2003.

Applications must be for a minimum of 4,000 Ordinary Shares and thereafter in multiples of 500.

It is expected that definitive share certificates will be posted to successful applicants within two weeks of the closing of the subscription list. Dealings prior to receipt of share certificates will be at the risk of the applicant(s). A person so dealing must recognise the risk that an application may not have been accepted to the extent anticipated, or at all.

Applications are made on the following terms:

1.  Save where the context otherwise requires, definitions in this document bear the same meaning when used in the Application Form.

2.  The contracts resulting from acceptances of application under the Offer will be conditional on:

    (i)     Acceptance; and

    (ii)    the Minimum Subscription being achieved,

    In each case occurring not later than 3 pm on 30<sup>th</sup> June 2003 or such later time and/or date as Acorn and the Company may agree, being not later than 3 pm on 29<sup>th</sup> August 2003. If this condition is not satisfied, monies collected in respect of applications will be refunded by returning the applicant's cheque or bankers draft or by sending a cheque crossed "A/C Payee" in favour of the first named applicant in each case without interest and by post to the address of the first named applicant at the risk of the applicant(s).

3.  Cheques and banker's drafts may be presented for payment on receipt thereof by the Receiving Agents before the conditions stated in paragraph 2 above are satisfied and, pending allocation or allotment or return of application monies or any excess of such monies (in each case without interest), will be retained by the Receiving Agents in a separate account. The Receiving Agents may retain share certificates and surplus application monies pending clearance of each applicant's cheque or banker's draft.

4.  The basis of allocation will be determined by Acorn in its absolute discretion after consultation with the Company. An applicant may be allocated Ordinary Shares allotted by the Company in such proportions Acorn in its absolute discretion may determine. Each acceptance of an application (whether in whole or in part) for the subscription of Ordinary Shares and these terms and conditions shall be construed accordingly.

5.  Acorn may, in its absolute discretion, reject in whole or in part or scale down any application including, without limitation, any application which is considered by Acorn to have been made by a nominee unless such application is accompanied by written confirmation of the identity of the intended beneficial owner. Acorn reserves the right to reject any application in respect of which the applicant's cheque or banker's draft has not been cleared by noon on 5<sup>th</sup> June 2003. If any application is not accepted, or is accepted for fewer Ordinary Shares than the number applied for, the application monies or the balance of therein (as the case may be) will be refunded by returning the applicant's cheque or banker's draft, or be sending a cheque crossed "A/C Payee" in favour of the first named applicant, in each case by post, to the address of the first named applicant without interest at the risk of the applicant(s). Acorn may treat as invalid any application which has not been completed in all respects in accordance with the instructions accompanying the Application Form or which is not accompanied by a power of attorney where necessary.



6.  Applications must be made on the Application Form. By completing and delivering the Application Form each applicant:

    (a)  offers to acquire the number of Ordinary Shares specified in the Application Form (or such smaller number for which his application may be accepted) at the Offer Price on the terms and subject to the conditions set out in the Application Form (of which these terms and conditions), the prospectus dated 25[th] April 2003 and the Memorandum and Articles of Association of the Company.

    (b)  authorises the Receiving Agents to send a share certificate for the number of Ordinary Shares for which his application is accepted and/or a cheque crossed "A/C Payee" for any monies returnable (without interest) by post to his address (or that of the first named applicant) as set out in his Application Form at his risk and to procure that his name together with the name(s) of any other joint applicant(s) is/are placed on the register of members of the Company in respect of such Ordinary Shares;

    (c)  warrants that his cheque or banker's draft will be honoured on first presentation and agrees that if the cheque or banker's draft is not so honoured he will not be entitled to receive a share certificate in respect of the Ordinary Shares applied for or to enjoy or receive or transfer any rights or distributions in respect of any Ordinary Shares unless and until payment in cleared funds is made by him for the Ordinary Shares and that payment is accepted by Acorn on behalf of the Company (which acceptance shall be at Acorn and the Company's absolute discretion and may be on the basis that he indemnifies Acorn and the Company against all costs, damages, losses, expenses and liabilities arising out of or in connection with the failure of his cheque or banker's draft to be honoured on first presentation ) and that at any time prior to unconditional acceptance by Acorn of the late payment, Acorn (on behalf of the Company) may (without prejudice to any other rights that it or they may have and without any liability) avoid the agreement to allocate such Ordinary Shares to the applicant and may re-allocate such Ordinary Shares to some other person, in which case he will not be entitled to any refund or payment (other than the return of such late payment) in respect of the Ordinary Shares provided that if a share certificate is issued and/or a cheque is returned to an applicant before his cheque is cleared then if the applicant's cheque does not clear on presentation the applicant authorises the Receiving Agents to cancel the cheque returned to the applicant authorises Acorn to sell the Ordinary Shares comprised in the share certificate on behalf of the applicant and retain all monies received from such sale for the benefit of the Company including any premium obtained above the Offer Price and the applicant will remain liable to the Company in respect of the shortfall on the Offer Price, and Acorn shall have no liability to the applicant or the Company in respect of the price obtained or timing of such sale;

    (d)  in consideration of Acorn agreeing that it will consider and process applications for the Ordinary Shares in accordance with the procedures referred to in this document and as a separate collateral contract between him and Acorn which will become binding on despatch by post of his Application Form to or, in the case of applications delivered by hand, upon receipt of his Application Form by the Receiving Agents:

        (i)  agrees that his application may not be revoked until after 29[th] August 2003; and

        (ii)  agrees that promptly upon request being made, he will supply Acorn in writing with any information reasonably requested in respect of his application;

    (e)  agrees that all applications, acceptances of applications and contracts resulting under the Offer shall be governed by and construed in accordance with Irish law and further submits to the non-exclusive jurisdiction of the Irish courts and agrees that nothing shall limit the rights of the Company or Acorn to bring any action, suit or proceeding arising out of or in connection with any such applications, acceptances of applications or contracts in any other manner permitted by law or in any court of competent jurisdiction;

    (f)  warrants that if he signs an Application Form on behalf of any other person(s) (including a corporation) he has due authority to do so and that such person will also be bound by the terms and conditions of application and be deemed to have given the confirmations, warranties and undertakings contained in it;



(g) warrants that he is not, and is not applying as a nominee or agent for, a person who is or may be liable to stamp duty reserve tax under any of sections 67, 70, 93, or 96 of the Finance Act 1986 of the UK (depository receipts and clearance services);

(h) confirms that, in making his application, neither he nor any person on whose behalf he is applying is relying on any information or representation in relation to the Company or any member of the Company other than such as may be contained in this document and accordingly agrees that neither Acorn nor the Company nor the Directors nor any other person acting on behalf of any of them nor any person responsible solely or jointly for this document or any part of this document shall have any liability for any such other information or representation;

(i) irrevocably authorises the Receiving Agents or Acorn or their agent to do all things necessary to effect registration in his name(s) of any Ordinary Shares agreed to be subscribed for by him and authorises any representative of the Receiving Agents or Acorn to execute and/or complete any document of title required for those shares;

(j) warrants that he is not a person in the United States and is not applying on behalf of or with a view to the re-offer, sale, transfer, deliver or distribution to, or for the benefit of, any person within the US or who is a US person, and will not, as principal or agent, offer, sell, transfer, renounce, deliver or distribute, directly or indirectly, any Ordinary Shares being acquired by him to any person within the US or who is a US person. As used herein "United States" means the United States of America (including the States thereof and the District of Columbia) its territories and possessions and "US person" means any person or entity defined as such in Rule 902(o) under the United States Securities Act of 1933 (as amended);

(k) warrants that he is not a Canadian person (which expression shall mean any individual resident in Canada, any corporation, partnership or firm organised under or governed by the laws of Canada (or any political sub-division thereof), any branch in Canada of a corporation, partnership or firm incorporated or established outside Canada and any investment fund, estate or trust organised under or governed by the laws of Canada (or any political sub-division thereof) and is not applying on behalf of, or with a view to the re-offer, sale or transfer to, or for the benefit of, any such person:

(l) warrants that, in connection with his application, he has complied with and observed the laws of all relevant territories, obtained any requisite governmental or other consents which may be required, complied with all requisite formalities, and paid all issue, transfer or other taxes due in connection with his application in any territory and that he has not taken any action or omitted to take any action which will or may result in Acorn or the Company or any of their respective directors, officers, agents or employees acting in breach of the legal or regulatory requirements of any territory in connection with the Offer of his application;

(m) agrees that, having had the opportunity to read this document, he shall be deemed to have notice of all information and representations contained in it;

(n) agrees that Acorn is advising the Company in connection with the Offer and no-one else and that Acorn will not be responsible to him or to anyone other than the Company for providing the protections afforded to customers of Acorn or for providing advice in relation to the Offer; and

(o) warrants that he is not, and is not applying on behalf of, a person who is under the age of 18 on the date of his application, save that he may apply in his own name for the benefit of such person, as described in the Procedure of the Application.

7. Acceptance of an application will be effected at the election of Acorn by notification from Acorn to the Receiving Agents.

8. No person receiving a copy of this document and/or an Application Form in any territory other than the Ireland or the UK may treat the same as constituting an invitation or offer to him, nor should he in any event use such form, unless in the relevant territory such an invitation or offer could lawfully be made to him or such firm could lawfully be used without contravention of any legal or regulatory requirements. It is a condition of any application by a person outside the UK or Ireland that he has satisfied himself as to the full observance of the



laws of any relevant territory in connection with the application, including the obtaining of any governmental or other consents which may be required and compliance with other necessary formalities, and has paid or will pay any issue, transfer or other taxes required to be paid in such territory in respect of any Ordinary Shares acquired under the Offer.

9       The Ordinary Shares have not been, and will not be, registered under the United States Securities Act of 1933, as amended, or under the securities laws of Canada. Ordinary Shares may not be offered, sold, renounced, transferred or delivered, directly or indirectly, in the US or Canada or to or for the benefit of, any US person, and Canadian person or to any person purchasing such shares for re-offer, sale, renunciation or transfer in the US or Canada or as a result of a purchase order known to originate in the US or Canada. The Company has not and will not be registered under the United States Investment Company Act of 1940 (as amended).

10.     No liability to stamp duty or stamp duty reserve tax will arise on the allotment of Ordinary Shares by the Company. Any person who has any doubt about his taxation position should consult his professional financial adviser.

11.     To ensure compliance with the Criminal Justice Act 1994 in Ireland or the Money Laundering Regulations 1993 in the UK (together referred to as "the Laundering Regulations"), the Receiving Agents may, at their absolute discretion, require verification of identity from an applicant and, without prejudice to the generality of the foregoing in particular any person who either (i) tenders payment by way of a cheque of bankers' draft drawn on an account in the name of a person or persons other then the applicant or (ii) appears to the Receiving Agents to be acting on behalf of some other person.

        For Irish resident applicants, verification of identity may be sought from the applicant's banks or from other reputable institutions or professional advisers in Ireland.

        For applicants resident in the United Kingdom, this may involve verification of names and addresses through a reputable agency.

        By lodging an Application Form, each applicant undertakes to provide such evidence of identity at the time of lodging an Application Form, or in the absolute discretion of the Company, within a reasonable time thereafter (in each case to be determined at the absolute discretion of the Company and the Receiving Agents) as may be required to ensure compliance with the Laundering Regulations.

        Acorn is entitled to treat as invalid any applications for Ordinary Shares comprised in an Application Form if by 3 pm on 5th June 2003 the Receiving Agents have determined pursuant to procedures maintained under the Laundering Regulations that satisfactory evidence as to identity has not been and is unlikely to be received within reasonable period of time in respect of the Application Form in question.



## TRIDELTA PLC

*(Incorporated in Ireland under the Companies Acts, 1963 to 2001 with Registered Number 357237)*

**Issue of up to 1,176,470 Ordinary Shares of €0.10 each at €0.85 or Stg £0.54per share payable in full on application**

### APPLICATION FORM

This Application Form should be completed and sent to either Capita Corporate Registrars Plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7 in Ireland or Capita IRG Plc, Corporate Actions, PO Box No 166, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH in the UK together with your cheque or banker's draft payable to in Ireland Capita Corporate Registrars Plc or in the UK Capita IRG Plc – A/c "Tridelta Share Offer" and crossed "Not Negotiable" – for the amount payable (inserted in Box 2) so as to arrive as soon as possible. The subscription list will open at 10 a.m. on 28<sup>th</sup> April 2003 and may be closed at any time thereafter and in any event by 3 p.m. on 31<sup>st</sup> May 2003 unless extended by the Directors to a date not later than 3 pm on 25<sup>th</sup> June 2003.

**IMPORTANT:** Before completing this Application Form you should carefully read the Terms and Conditions in Part V of the prospectus dated 25<sup>th</sup> April 2003 ("the Prospectus"). If you need further copies of the Prospectus, which includes this Application Form, please call Acorn Corporate Finance Ltd. on +44 (0) 870 1225420.

Definitions used in the Prospectus shall have the same meaning in this Application Form.

This Application Form is only made available with and as an enclosure to the Prospectus. The entire contents of the section in the Prospectus headed "Application Under the Offer" is deemed to be included and set out in this Application Form.

Any person signing this Application Form under power of attorney, must enclose the original power of attorney (or a copy certified by a solicitor) for inspection. If you post your Application Form, you are recommended to use registered class post and allow at least two working days for delivery. **Please use block capitals.**

| Box 1 | I/ We hereby irrevocably offer to subscribe for          Offer Shares at €0.85/Stg £0.54 each (minimum 4,000 Ordinary Shares and thereafter in multiples of 500) |
|---|---|

| Box 2 | I/ We attach a cheque or bankers for the total amount of (multiply the number of shares applied for by €0.85/Stg £0.54) (minimum €3,400/ Stg £2,160 ) | € <br> payable to Capita Corporate Registrars Plc A/c "Tridelta Share Offer" | Stg £ <br> Payable to Capita IRG Plc A/c "Tridelta Share Offer" |
|---|---|---|---|

### PLEASE USE BLOCK CAPITALS

| Box 3 <br><br> Please use Block Capitals | Forename/s (in full) |
|---|---|
| | Surname                     (Mr/Mrs/Miss or title) |
| | Address (in full) |
| | Postcode        Daytime Telephone Number |
| | Signature        Date |



The first or sole applicant should sign and complete Box 3. Fill in Boxes 4 or 5 only if there is more than one joint applicant. Insert in Box 4 the names and addresses of the second, third or fourth joint applicants, each of whose signature is required in Box 5.

| Box 4 | Forename(s) (in full) | Forename(s) (in full) | Forename(s) (in full) |
|---|---|---|---|
| | Surname | Surname | Surname |
| | Mr. Mrs. Ms. Miss or title | Mr. Mrs. Ms. Miss or title | Mr. Mrs. Ms. Miss or title |
| | Address (in full) | Address (in full) | Address (in full) |
| | Postcode | Postcode | Postcode |

| | Signature | Signature | Signature |
|---|---|---|---|
| Box 5 | | | |

| INTERMEDIARY (IF ANY) |
|---|
| SRO/ Financial Services Authority membership number ................................... |

If you have any queries relating to the completion of this Application Form, please telephone Capita Corporate Registrars Plc on +353 1 8102400 or Capita IRG Plc on +44 870 162 3100.

68

| Profile | Contact Details | News | Fundamentals | Reports and Accounts | Charts | Add to Portfolio | Close |
|---|---|---|---|---|---|---|---|

## News

### Tridelta plc

---

**News Story**                    **Previous    Next**

**Tridelta plc - Start of Trading on OFEX**

Tridelta plc            Newstrack Announcements         04/08/2003

TRIDELTA PLC
("TRIDELTA" OR "THE COMPANY")

DEALINGS COMMENCE 4TH AUGUST 2003 AND
LARGE CONTRACT SIGNED FOR CANINE ACUTE PHASE PROTEIN

Tridelta plc, the Irish based Company that develops, manufactures and markets diagnostic products for the animal health care industry, announced today that dealings in the Company's Ordinary Shares have started on OFEX.

The Company is pleased to announce that it has achieved its minimum subscription under the Offer and now has 5,165,193 ordinary shares in issue. Acorn Corporate Finance is corporate advisor to the float.

The Company will use the EUR600,000 raised to develop and expand existing product lines to increase business with major pharmaceutical companies and research institutions around the world. Tridelta will also seek to commercialise its new Acute Phase Protein, Mammary Associated Amyloid A (MAA) for "on the farm" diagnosis of Bovine Mastitis, which is a common disease that affects the mammary gland of the cow, reducing the quantity and quality of the milk produced. The disease is estimated to cost farmers in Europe and the USA approximately $6 billion per annum.

As a part of the Company's growth strategy, Tridelta will seek opportunities to increase the market for its Acute Phase Protein range of tests that monitor the health and welfare of the animals before they show any physical signs of ill health. In line with their strategy, the Company is pleased to announce that the University of Glasgow Veterinary School will be using Tridelta's Canine CRP Phase(TM) and Blood Haptoglobin Phase(TM) proteins as routine tests for early stage detection of disease in dogs. These two acute phase proteins show complementary responses to disease, so that a combination of their measurement is likely to provide valuable diagnostic information to improve the health and welfare of dogs throughout the world.

Brian Hett, CEO of Tridelta plc said: "We have successfully completed our admission to OFEX and are delighted with the response from the University. We anticipate that the tests will soon become a major component of health checks for the canine population."

Professor David Eckersall, University of Glasgow Veterinary School said: "The tests have great potential to be of major value in monitoring the health of dogs and could become standard practice within the next few years."

The Directors of Tridelta plc accept responsibility for this announcement.

-Ends-

FOR FURTHER INFORMATION PLEASE CONTACT:

| | | |
|---|---|---|
| BRIAN HETT | TRIDELTA PLC | + 353 872 497789 |
| MIKE WORT / GEMMA SMITH | BEATTIE FINANCIAL | + 44 207 398 3300 |
| HARRY DUTSON | ACORN CAPITAL | + 44 870 122 5420 |

**Source: Newstrack Service**

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